Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192671

PROXY STATEMENT FOR THE SPECIAL MEETING OF

TOWER FINANCIAL CORPORATION SHAREHOLDERS

and

PROSPECTUS OF

OLD NATIONAL BANCORP

The Boards of Directors of Tower Financial Corporation (“TFC”) and Old National Bancorp (“Old National”) have approved an agreement to merge (the “Merger”) TFC with and into Old National (the “Merger Agreement”). If the Merger is approved by the shareholders of TFC and all other closing conditions are satisfied, each shareholder of TFC shall receive $6.75 in cash and 1.20 shares of Old National common stock for each share of TFC common stock owned before the Merger, subject to certain adjustments as described in the Merger Agreement. Each TFC shareholder will also receive cash in lieu of any fractional shares of Old National common stock that such shareholder would otherwise receive in the Merger, based on the market value of Old National common stock determined shortly before the closing of the Merger. The board of directors of TFC believes that the Merger is in the best interests of TFC and its shareholders.

The Merger is conditioned upon, among other things, the approval of TFC’s shareholders. This document is a proxy statement that TFC is using to solicit proxies for use at its special meeting of shareholders to be held on February 7, 2014. At the meeting, TFC’s shareholders will be asked (i) to approve the Merger Agreement and the Merger, (ii) to approve, in a non-binding advisory vote, the compensation that may or will be payable to TFC’s named executive officers in connection with the Merger, (iii) to adjourn the meeting if necessary to solicit additional proxies, and (iv) to transact such other business as may properly be brought before the meeting or any adjournment or postponement thereof.

This document is also a prospectus relating to Old National’s issuance of up to 5,652,553 shares of Old National common stock in connection with the Merger.

Old National common stock is traded on the NASDAQ Global Market under the trading symbol “ONB.” On September 9, 2013, the date of execution of the Merger Agreement, the closing price of a share of Old National common stock was $13.77. On December 17, 2013, the closing price of a share of Old National common stock was $15.09.

TFC common stock is traded on the NASDAQ Global Market under the trading symbol “TOFC.” On September 9, 2013, the date of execution of the Merger Agreement, the closing price of a share of TFC common stock was $15.66. On December 17, 2013, the closing price of a share of TFC common stock was $24.67.

For a discussion of certain risk factors relating to the Merger Agreement, see the section captioned “Risk Factors ” beginning on page 15.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the Merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency.

This proxy statement/prospectus is dated December 19, 2013, and it is first being mailed to TFC shareholders on or about December 19, 2013.

AVAILABLE INFORMATION

As permitted by Securities and Exchange Commission (“SEC”) rules, this document incorporates certain important business and financial information about Old National from other documents that are not included in or delivered with this document. These documents are available to you without charge upon your written or oral request. Your requests for these documents should be directed to the following:

Old National Bancorp

One Main Street

P.O. Box 718

Evansville, Indiana 47705

Attn: Jeffrey L. Knight, Executive Vice President,

Corporate Secretary and Chief Legal Counsel

(812) 464-1363

In order to ensure timely delivery of these documents, you should make your request by January 31, 2014, to receive them before the special meeting.

You can also obtain documents incorporated by reference in this document through the SEC’s website at www.sec.gov. See “Where You Can Find More Information.”

TOWER FINANCIAL CORPORATION

116 East Berry Street

Fort Wayne, Indiana 46802

(260) 427–7000

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 7, 2014

To the Shareholders of Tower Financial Corporation:

We will hold a special meeting of the shareholders of Tower Financial Corporation (“TFC”) on February 7, 2014, at 9:30 a.m., Eastern Time, at the Landmark Centre, 6222 Ellison Road, Fort Wayne, Indiana 46802, to consider and vote upon:

1.	Merger Proposal. To approve the Agreement and Plan of Merger dated September 9, 2013 (the “Merger Agreement”), by and between Old National Bancorp (“Old National”) and TFC, pursuant to which TFC will merge with and into Old National (the “Merger”). Simultaneous with the consummation of the Merger, Tower Bank & Trust Company will merge with Old National Bank, the wholly-owned banking subsidiary of Old National. In connection with the Merger, you will receive in exchange for each of your shares of TFC common stock:

•	1.20 shares of Old National common stock (the “Exchange Ratio”), subject to adjustment as provided in the Merger Agreement;

•	$6.75 in cash, without interest; and

•

in lieu of any fractional share of Old National common stock, an amount in cash equal to such fraction multiplied by the average per share closing price of a share of Old National common stock as quoted on the NASDAQ during the ten trading days preceding the fifth calendar day preceding the effective time of the Merger.

2.	Shareholder Advisory (Non-Binding) Vote on Merger-Related Compensation. Consideration and approval, on a non-binding advisory basis, of the compensation that may or will become payable to the named executive officers of TFC in connection with the Merger.

3.	Adjournment. To approve a proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes present at the special meeting in person or by proxy to approve the Merger.

4.	Other Matters. To vote upon such other matters as may properly come before the meeting or any adjournment thereof. The board of directors is not aware of any such other matters.

The enclosed proxy statement/prospectus describes the Merger Agreement and the proposed Merger in detail and includes, as Annex A, the complete text of the Merger Agreement. We urge you to read these materials for a description of the Merger Agreement and the proposed Merger. In particular, you should carefully read the section captioned “Risk Factors” beginning on page 15 of the enclosed proxy statement/prospectus for a discussion of certain risk factors relating to the Merger Agreement and the Merger.

The board of directors of TFC recommends that TFC shareholders vote (1) “FOR” adoption of the Merger Agreement and the Merger, (2) “FOR” approval of the non-binding advisory resolution regarding the Merger-related compensation payable to our named executive officers, and (3) “FOR” adjournment of the special meeting, if necessary.

The board of directors of TFC fixed the close of business on November 29, 2013, as the record date for determining the shareholders entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

YOUR VOTE IS VERY IMPORTANT. The Merger Agreement must be adopted by the affirmative vote of holders of a majority of the issued and outstanding shares of TFC common stock in order for the proposed Merger to be consummated. If you do not return your proxy card or do not vote in person at the special meeting, the effect will be a vote against the proposed Merger. Whether or not you plan to attend the special meeting in person, we urge you to date, sign and return promptly the enclosed proxy card in the accompanying envelope. You may revoke your proxy at any time before the special meeting by sending a written notice of revocation, submitting a new proxy card or by attending the special meeting and voting in person.

By Order of the Board of Directors

/s/ Michael D. Cahill
Michael D. Cahill
President and Chief Executive Officer

December 19, 2013

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

Q:	What am I voting on?

A:	Old National is proposing to acquire TFC. You are being asked to vote to approve the Merger Agreement and the Merger. In the Merger, TFC will merge into Old National. Old National would be the surviving entity in the Merger, and TFC would no longer be a separate company.

Additionally, you are being asked to vote to approve (i) on a non-binding advisory basis, the compensation payable to the named executive officers of TFC in connection with the Merger, and (ii) a proposal to adjourn the special meeting, if necessary, to solicit additional proxies if enough votes have not been cast to approve the Merger Agreement at the time of the special meeting.

Q:	What will I receive in the Merger?

A:	If the Merger is completed, each share of TFC common stock will be converted into the right to receive 1.20 shares of Old National common stock (the “Exchange Ratio”), subject to adjustment as provided below, and $6.75 in cash (collectively, the “Merger Consideration”). The Exchange Ratio is subject to adjustment as follows:

•

if, as of end of the month prior to the effective time, the TFC shareholders’ equity (computed in accordance with the terms of the Merger Agreement) is less than $61,117,844, the Exchange Ratio will be decreased as provided in the Merger Agreement; and

•

if the average closing price of a share of Old National common stock (computed in accordance with the terms of the Merger Agreement) decreases by more than 20% in relation to a prescribed bank index, TFC will have the right to terminate the Merger Agreement unless Old National elects to increase the Exchange Ratio.

In lieu of any fractional shares of Old National common stock, Old National will distribute an amount in cash equal to such fraction multiplied by the average per share closing price of a share of Old National common stock as quoted on the NASDAQ Global Market during the ten trading days preceding the fifth calendar day preceding the effective time of the Merger.

Q:	What risks should I consider before I vote on the Merger Agreement?

A:	You should review “Risk Factors” beginning on page 15.

Q:	Will Old National shareholders receive any shares or cash as a result of the Merger?

A:	No. Old National shareholders will continue to own the same number of Old National shares they owned before the effective time of the Merger.

Q:	When is the Merger expected to be completed?

A:	We are working to complete the Merger as quickly as possible. We first must obtain the necessary regulatory approvals and the approval of the TFC shareholders at the special meeting being held for its shareholders to, among other matters, vote on the Merger. We currently expect to complete the Merger during the first quarter of 2014.

Q:	What are the tax consequences of the Merger to me?

A:	We have structured the Merger so that Old National, TFC, and their respective shareholders will not recognize any gain or loss for federal income tax purposes on the exchange of TFC shares for Old National shares in the Merger. Taxable income will result, however, to the extent a TFC shareholder receives cash (including cash received in lieu of fractional shares of Old National common stock) and the cash received exceeds the shareholder’s adjusted basis in the surrendered stock. At the closing, TFC is to receive an opinion confirming these tax consequences. See “Material Federal Income Tax Consequences” beginning on page 71.

Your tax consequences will depend on your personal situation. You should consult your tax advisor for a full understanding of the tax consequences of the Merger to you.

Q:	What happens if I do not return a proxy card or otherwise vote?

A:	Because the required vote of TFC shareholders on the Merger is based upon the number of outstanding shares of TFC common stock entitled to vote rather than upon the number of shares actually voted, abstentions from voting and “broker non-votes” will have the same practical effect as a vote AGAINST approval and adoption of the Merger Agreement. If you return a properly signed proxy card but do not indicate how you want to vote, your proxy will be counted as a vote FOR approval and adoption of the Merger Agreement.

The advisory votes on the Merger-related compensation and the vote to adjourn the meeting, if necessary, each require more votes to be cast in favor of these proposals than against. Abstentions and broker non-votes will have no effect on these proposals.

Q:	Why am I being asked to cast an advisory (non-binding) vote to approve the compensation payable to certain TFC officers in connection with the Merger?

A:	The Securities and Exchange Commission, in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requires TFC to seek an advisory (non-binding) vote with respect to certain payments that will or may be made to TFC’s named executive officers in connection with the Merger.

Q:	What will happen if TFC shareholders do not approve such compensation at the special meeting?

A:	Approval of the compensation payable in connection with the Merger is not a condition to completion of the Merger. The vote with respect to such compensation is an advisory vote and will not be binding on TFC (or the combined company that results from the Merger) regardless of whether the Merger Agreement is approved. Accordingly, as the compensation to be paid to the TFC executives in connection with the Merger is contractual, such compensation will or may be payable if the Merger is completed regardless of the outcome of the advisory vote.

Q:	Will I have dissenters’ rights?

A:	No. Because TFC’s common stock is traded on a national exchange, shareholders are not entitled to dissenters’ rights under the Indiana Business Corporation Law.

Q:	What do I need to do now?

A:	After reading this proxy statement/prospectus, you may vote in one of four ways: (1) by mail (by completing and signing the proxy card that accompanies this prospectus/proxy statement); (2) by telephone; (3) by using the Internet; and (4) in person (by either delivering the completed proxy card or by casting a ballot if attending the special meeting). In the event that you choose not to exercise your vote by telephone, internet or in person, you should mail your signed proxy card in the accompanying pre-addressed, postage-paid envelope as soon as possible so that your shares can be voted at the February 7, 2014, TFC special meeting.

The telephone and Internet voting procedures have been set up for your convenience and have been designed to authenticate your identity, to allow you to give voting instructions, and to confirm that those instructions have been properly recorded. If you would like to vote by telephone or by using the Internet, please refer to the specific instructions on the proxy card. The deadline for voting by telephone or via the Internet is 11:59 p.m. Eastern Time on February 6, 2014.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:

Yes. Your broker will vote your shares on the Merger Agreement, but only if you provide instructions on how to vote. You should contact your broker and ask what directions your broker will need from you. If you do not provide instructions to your broker on how to vote on the Merger Agreement, your broker will not be able to vote your shares, and this will have the effect of voting against the Merger Agreement.

Similarly, your broker will vote your shares on the shareholder advisory (non-binding) vote on the Merger-related compensation, and the proposal to adjourn the meeting, if necessary, but only if you provide instructions on how to vote. If you do not submit voting instructions to your broker, your shares will not be counted in determining the outcome of those proposals.

Q:	How do I vote shares held in TFC’s 401(k) Plans?

A:	TFC maintains 401(k) Plan which owns approximately 126,437 shares of TFC’s common stock. Employees of TFC and its subsidiaries may participate in the plans. Each participant instructs the trustee how to vote the shares of TFC common stock allocated to his or her account under the Plan. Principal Trust Company is the trustee of the Plan. A participant may vote in one of four ways: (1) by mail (by completing and signing the proxy card that accompanies this prospectus/proxy statement); (2) by telephone; (3) by using the Internet; and (4) in person (by either delivering the completed proxy card or by casting a ballot if attending the special meeting).

If a participant properly executes the voting instruction card distributed by the trustee, the trustee will vote such participant’s shares in accordance with the shareholder’s instructions. Where properly executed voting instruction cards are returned to the trustee with no specific instruction as to how to vote at the special meeting, the trustee will vote the shares “FOR” the proposal to approve the Merger Agreement and the Merger, “FOR” the approval of the Merger-related compensation that is based on or otherwise relates to the Merger, and “FOR” the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes present at the special meeting in person or by proxy to approve the Merger. The trustee will vote the shares of TFC common stock held in the Plan but not allocated to any participant’s account and shares as to which no voting instruction cards are received in the same proportion as the allocated shares in the Plan are voted with respect to the items being presented to a shareholder vote.

The telephone and Internet voting procedures have been set up for participant convenience and have been designed to authenticate each participant’s identity, to allow such participants to give voting instructions, and to confirm that those instructions have been properly recorded. If a participant would like to vote by telephone or by using the Internet, please refer to the specific instructions on the proxy card. The deadline for voting by telephone or via the Internet is 11:59 p.m. Eastern Time on February 6, 2014.

Q:	Can I change my vote after I have mailed my signed proxy card?

A:	Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways. First, you can send a written notice stating that you revoke your proxy. Second, you can complete and submit a new proxy card, dated at a date later than the first proxy card. Third, you can attend the special meeting and vote in person. Your attendance at the special meeting will not, however, by itself revoke your proxy. If you hold your shares in “street name” and have instructed your broker how to vote your shares, you must follow directions received from your broker to change those instructions.

Q:	What constitutes a quorum?

A:	The holders of over 50% of the outstanding shares of common stock as of the record date must be present in person or by proxy at the special meeting to constitute a quorum. In determining whether a quorum is present, shareholders who abstain, cast broker non-votes, or are otherwise present at the meeting will be deemed present at the special meeting. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting.

Q:	Should I send in my stock certificates now?

A:	No. As soon as practicable after the completion of the Merger, you will receive a letter of transmittal describing how you may exchange your shares for the Merger Consideration. At that time, you must send your completed letter of transmittal to Old National in order to receive the Merger Consideration. You should not send your share certificate until you receive the letter of transmittal.

Q:	Can I elect the form of payment that I prefer in the Merger?

A:	No. The amount of cash and shares of Old National common stock to be issued in the Merger have been determined, subject to those adjustments set forth herein.

Q:	Whom should I contact if I have other questions about the Merger Agreement or the Merger?

A:	If you have more questions about the Merger Agreement or the Merger, you should contact:

Old National Bancorp

One Main Street

Evansville, Indiana 47708

(812) 464-1294

Attn: Jeffrey L. Knight

You may also contact:

Tower Financial Corporation

116 East Berry Street

Fort Wayne, Indiana 46802

(260) 427-7000

Attn: Michael D. Cahill

SUMMARY

This summary highlights selected information in this proxy statement/prospectus and may not contain all of the information important to you. To understand the Merger more fully, you should read this entire document carefully, including the annexes and the documents referred to in this proxy statement/prospectus. A list of the documents incorporated by reference appears under the caption “Where You Can Find More Information” on page 124.

The Companies (page 22)

Old National Bancorp

One Main Street

Evansville, Indiana 47708

(812) 464-1294

Old National Bancorp is a bank holding company, incorporated under Indiana law and headquartered in Evansville, Indiana. Old National is the largest financial services holding company headquartered in Indiana and, with $9.6 billion in assets, ranks among the top 100 banking companies in the United States. Since its founding in Evansville in 1834, Old National has focused on community banking by building long-term, highly valued partnerships with clients in its primary footprint of Indiana, Illinois and Kentucky. In addition to providing extensive services in retail and commercial banking, wealth management, investments and brokerage, Old National also owns Old National Insurance which is one of the top 100 largest agencies in the U.S. and the 10th largest bank-owned agency. Old National’s common stock is traded on the NASDAQ Global Market under the symbol “ONB”.

Tower Financial Corporation

116 East Berry Street

Fort Wayne, Indiana 46802

(260) 427-7000

Tower Financial Corporation, headquartered in Fort Wayne, Indiana, is an Indiana financial services holding company with one subsidiary: Tower Bank & Trust Company, a growing community bank that opened in February 1999. Tower Bank & Trust Company provides a wide variety of financial services to businesses and consumers through its six full-service financial centers in Fort Wayne and a seventh in Warsaw, Indiana. Tower Bank & Trust Company has a wholly-owned subsidiary, Tower Trust Company, which is a state-chartered wealth services firm doing business as Tower Private Advisors. TFC’s common stock is traded on the NASDAQ Global Market under the symbol “TOFC”.

Special Meeting of Shareholders; Required Vote (page 20)

The special meeting of TFC shareholders is scheduled to be held at the Landmark Centre, 6222 Ellison Road, Fort Wayne, Indiana 46802 at 9:30 a.m., Eastern Time, on February 7, 2014. At the TFC special meeting, you will be asked to vote to approve the Merger Agreement and the Merger of TFC into Old National contemplated by that agreement. You will also be asked to approve, on a non-binding advisory basis, certain compensation payable to certain TFC executive officers in connection with the Merger and a proposal to adjourn the special meeting to solicit additional proxies, if necessary. Only TFC shareholders of record as of the close of business on November 29, 2013, are entitled to notice of, and to vote at, the TFC special meeting and any adjournments or postponements of the TFC special meeting.

As of the record date, there were 4,675,526 shares of TFC common stock outstanding. The directors and executive officers of TFC (and their affiliates), as a group, owned with power to vote 1,085,237 shares of TFC common stock, representing approximately 23.2% of the outstanding shares of TFC common stock as of the record date.

Adoption of the Merger Agreement requires the affirmative vote of holders of a majority of the issued and outstanding shares of TFC common stock. Approval of the proposal to adjourn the special meeting to allow extra time to solicit proxies and the advisory votes on the Merger-related compensation each require more votes cast in favor of the proposal than are cast against it.

No approval by Old National shareholders is required.

The Merger and the Merger Agreement (pages 23 and 40)

Old National’s acquisition of TFC is governed by the Merger Agreement. The Merger Agreement provides that, if all of the conditions are satisfied or waived, TFC will be merged with and into Old National, with Old National surviving. Simultaneous with the Merger, Tower Bank & Trust Company will be merged with and into Old National Bank, a wholly-owned subsidiary of Old National. We encourage you to read the Merger Agreement, which is included as Annex A to this proxy statement/prospectus and is incorporated by reference herein.

What TFC Shareholders Will Receive in the Merger (page 40)

If the Merger is completed, each share of TFC common stock will be converted into the right to receive 1.20 shares of Old National common stock (the “Exchange Ratio”), subject to the following adjustments, and $6.75 in cash:

•

if, as of end of the month prior to the effective time, the TFC shareholders’ equity (computed in accordance with the terms of the Merger Agreement) is less than $61,117,844, the Exchange Ratio will be decreased as provided in the Merger Agreement; and

•

if the average closing price of a share of Old National common stock (computed in accordance with the terms of the Merger Agreement) decreases by more than 20% in relation to a prescribed bank index, TFC will have the right to terminate the Merger Agreement unless Old National elects to increase the Exchange Ratio.

In lieu of any fractional shares of Old National common stock, Old National will distribute an amount in cash equal to such fraction multiplied by the average per share closing price of a share of Old National common stock as quoted on the NASDAQ during the ten trading days preceding the fifth calendar day preceding the effective time of the Merger.

Treatment of Options to Acquire Shares of TFC Common Stock (page 41)

The Merger Agreement provides that each option to acquire shares of TFC common stock outstanding as of the effective date of the Merger will be converted into options to acquire shares of Old National common stock.

Treatment of Deferred Stock Units (page 42)

The Merger Agreement also provides that Old National and TFC will take all requisite action so that, at the effective time of the Merger, each of the deferred stock units issued and still outstanding under TFC’s 2006 Equity Incentive Plan (consisting of 5,133 units) will receive cash in the amount equal to the closing price of a share of TFC common stock on the trading day immediately preceding the closing of the Merger.

Recommendation of TFC Board of Directors (page 27)

The TFC board of directors approved the Merger Agreement and the proposed Merger. The TFC board believes that the Merger Agreement, including the Merger contemplated by the Merger Agreement, is advisable and fair to, and in the best interests of, TFC and its shareholders, and therefore recommends that TFC shareholders vote “FOR” the proposal to approve the Merger Agreement and the Merger. In reaching its decision, the TFC board of directors considered a number of factors, which are described in the section captioned “Proposal 1 – The Merger – TFC’s Reasons for the Merger and Recommendation of the Board of Directors” beginning on page 27. Because of the wide variety of factors considered, the TFC board of directors did not believe it practicable, nor did it attempt, to quantify or otherwise assign relative weight to the specific factors it considered in reaching its decision.

The TFC Board also recommends that you vote “FOR” the approval of the Merger-related compensation that is based on or otherwise relates to the Merger and “FOR” the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes present at the special meeting in person or by proxy to approve the Merger.

No Dissenters’ Rights (page 56)

Dissenters’ rights are statutory rights that, if available under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Dissenters’ rights are not available in all circumstances, and exceptions to these rights are provided in the Indiana Business Corporation Law. Because shares of TFC common stock are sold on a national exchange, holders of TFC common stock will not have dissenters’ rights in connection with the Merger.

Voting Agreements (page 56)

As of the record date, the directors of TFC beneficially owned 1,043,072 shares of TFC common stock, including 20,000 shares subject to options currently exercisable but not exercised. In connection with the execution of the Merger Agreement, the directors of TFC each executed a voting agreement pursuant to which they agreed to vote their shares, and to use reasonable efforts to cause all shares owned by such director jointly with another person or by such director’s spouse to be voted, in favor of the Merger.

Opinion of TFC’s Financial Advisor (page 29)

In connection with the Merger, the TFC board of directors received an oral and a written opinion, dated September 9, 2013, from TFC’s financial advisor, Keefe, Bruyette & Woods, a Stifel Company (“KBW”), to the effect that, as of the date of the opinion and based on and subject to the various considerations described in the opinion, the Merger Consideration described in the Merger Agreement was fair, from a financial point of view, to the holders of TFC common stock. The full text of KBW’s written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and limitations on the review undertaken by KBW in rendering its opinion, is attached to this document as Annex B. We encourage you to read the entire opinion carefully. The opinion of KBW is directed to the TFC board of directors and does not constitute a recommendation to any TFC shareholder as to how to vote at the TFC special meeting or any other matter relating to the proposed Merger.

Reasons for the Merger (page 27)

The TFC board of directors determined that the Merger Agreement and the Merger Consideration were in the best interests of TFC and its shareholders and recommends that TFC shareholders vote in favor of the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement.

In its deliberations and in making its determination, the TFC board of directors considered many factors including, but not limited to, the following:

•	the business, earnings, operations, financial condition, management, prospects, capital levels, and asset quality of both Old National and TFC;

•

the increased regulatory burdens on financial institutions, the effects of the expected continued operation of Tower Bank & Trust Company under applicable regulatory restrictions and the uncertainties in the regulatory climate going forward;

•	Old National’s access to capital and managerial resources relative to that of TFC;

•

the board’s desire to provide TFC shareholders with the prospects for greater future appreciation on their investments in TFC common stock than the amount the board of directors believes TFC could achieve independently;

•

the financial and other terms and conditions of the Merger Agreement, including the fact that the Merger Consideration (assuming no adjustments) represents a premium of approximately 180% to TFC’s tangible book value as of the date of the Merger Agreement; and

•

the financial analyses prepared by KBW, TFC’s financial advisor, and the opinion dated as of September 9, 2013, delivered to the TFC board by KBW, to the effect that the Merger Consideration described in the Merger Agreement is fair, from a financial point of view, to TFC’s shareholders.

•	Old National’s community banking orientation and its perceived compatibility with TFC.

Old National’s board of directors concluded that the Merger Agreement is in the best interests of Old National and its shareholders. In deciding to approve the Merger Agreement, Old National’s board of directors considered a number of factors, including, but not limited to, the following:

•	TFC’s community banking orientation and its perceived compatibility with Old National and its subsidiaries;

•

a review of the demographic, economic, and financial characteristics of the markets in which TFC operates, including existing and potential competition and the history of the market areas with respect to financial institutions;

•	management’s review of regulatory restrictions affecting TFC and Tower Bank & Trust Company and management’s assessment of the conditions giving rise to such restrictions; and

•	management’s review of the business, operations, earnings, and financial condition, including capital levels and asset quality, of TFC and Tower Bank & Trust Company.

Regulatory Approvals (page 55)

Under the terms of the Merger Agreement, the Merger cannot be completed until Old National receives necessary regulatory approvals, which include the approval of the Office of the Comptroller of the Currency and the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). Old National has filed applications with each regulatory authority to obtain the approvals. Old National cannot be certain when such approvals will be obtained or if they will be obtained.

New Old National Shares Will be Eligible for Trading (page 56)

The shares of Old National common stock to be issued in the Merger will be eligible for trading on the NASDAQ Global Market.

Conditions to the Merger (page 49)

The obligation of Old National and TFC to consummate the Merger is subject to the satisfaction or waiver, on or before the completion of the Merger, of a number of conditions, including:

•	approval of the Merger Agreement at the special meeting by a majority of the issued and outstanding shares of TFC common stock;

•	approval of the transaction by the appropriate regulatory authorities;

•

the representations and warranties made by the parties in the Merger Agreement must be true and correct in all material respects as of the effective date of the Merger or as otherwise required in the Merger Agreement unless the inaccuracies do not or will not result in a Material Adverse Effect (as defined below in “The Merger Agreement—Conditions to the Merger”);

•	the covenants made by the parties must have been fulfilled or complied with in all material respects from the date of the Merger Agreement through and as of the effective time of the Merger;

•	the parties must have received the respective closing deliveries of the other parties to the Merger Agreement;

•

the Registration Statement on Form S-4, of which this proxy statement/prospectus is a part, relating to the Old National shares to be issued pursuant to the Merger Agreement, must have become effective under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall have been issued or threatened by the Securities and Exchange Commission;

•

Old National and TFC must have received an opinion from Krieg DeVault LLP, counsel to Old National, dated as of the effective date, to the effect that the Merger constitutes a tax-free “reorganization” for purposes of Section 368 and related sections of the Internal Revenue Code, as amended;

•

Old National must have received a letter of tax advice, in a form satisfactory to Old National, from TFC’s independent certified public accounting firm to the effect that any amounts that are paid by TFC or Tower Bank & Trust Company before the effective time of the Merger, or required under TFC’s employee benefit plans or the Merger Agreement to be paid at or after the effective time, to persons who are “disqualified individuals” under Section 280G of the Internal Revenue Code with respect to TFC, Tower Bank & Trust Company or their successors, and that otherwise should be allowable as deductions for federal income tax purposes, should not be disallowed as deductions for such purposes by reason of Section 280G of the Code;

•	the shares of Old National common stock to be issued in the Merger shall have been approved for listing on the NASDAQ Global Market;

•	there shall be no legal proceedings initiated or threatened seeking to prevent completion of the Merger;

•	TFC shall not have delinquent loans (computed in accordance with the Merger Agreement) in excess of $24 million; and

•	TFC’s consolidated shareholders’ equity (computed in accordance with the Merger Agreement) shall not be less than $57,117,844.

We cannot be certain when, or if, the conditions to the Merger will be satisfied or waived, or that the Merger will be completed.

Termination (page 52)

Old National or TFC may mutually agree at any time to terminate the Merger Agreement without completing the Merger, even if the TFC shareholders have approved it. Also, either party may decide, without the consent of the other party, to terminate the Merger Agreement under specified circumstances, including if the Merger is not consummated by June 30, 2014, if the required regulatory approvals are not received or if the TFC shareholders do not approve the Merger Agreement at the TFC special meeting. In addition, either party may terminate the Merger Agreement if there is a breach of the agreement by the other party that would cause the failure of conditions to the terminating party’s obligation to close, unless the breach is capable of being cured and is cured within thirty (30) days of notice of the breach. TFC also has the right to terminate the Merger Agreement if it receives a proposal which its board of directors determines is superior to the Merger with Old National.

Further, Old National has the right to terminate the Merger Agreement if the TFC board fails to publicly reaffirm its recommendation of the Merger Agreement, the Merger or the other transactions contemplated in the Merger Agreement within five business days of a written request by Old National to provide such reaffirmation.

Additionally, TFC has the right to terminate the Merger Agreement if Old National’s average common stock closing price during the ten trading days preceding the date on which all regulatory approvals approving the Merger are received is below $10.85 per share, and the decrease in stock price is more than 20% greater than the decrease in the NASDAQ Bank Index during the same time period; provided, however, that Old National will have the right to prevent TFC’s termination by agreeing to increase the Exchange Ratio pursuant to a formula set forth in the Merger Agreement.

Termination Fee (page 54)

TFC is required to pay Old National a $4,500,000 termination fee in the following circumstances:

•

if Old National terminates the Merger Agreement because the TFC board of directors fails to include its recommendation to approve the Merger in the proxy statement/prospectus delivered to shareholders, or makes an adverse recommendation as to the Merger, or approves or publicly recommends another acquisition proposal to the TFC shareholders, or TFC enters into or publicly announces its intent to enter into a written agreement in connection with another acquisition proposal;

•

if the TFC Board fails to publicly reaffirm its recommendation of the Merger Agreement, the Merger or the other transactions contemplated in the Merger Agreement within five business days of a written request by Old National to provide such reaffirmation;

•

if either party terminates the Merger Agreement because the TFC shareholders fail to approve the Merger Agreement or if Old National terminates the Merger Agreement because a quorum could not be convened at TFC’s shareholder meeting called to approve the Merger, and, within the twelve months following the termination, TFC or any of its subsidiaries enters into another acquisition agreement or consummates another acquisition, provided, however, that in such case TFC shall only be liable to pay Old National the amount of the termination fee less the amount of any previously paid Old National expenses; or

•

if either party terminates the Merger Agreement because the Merger is not consummated by June 30, 2014 and either prior to the date of termination an acquisition proposal was made for TFC or within the next twelve months TFC or any of its subsidiaries enters into another acquisition agreement or consummates another acquisition.

In the event that the Merger Agreement is terminated by either party as a result of the failure of TFC’s shareholders to approve the Merger Agreement and the Merger by the requisite vote or by Old National if a quorum could not be convened at the meeting of shareholders of TFC or at a reconvened meeting held at any time prior to or on June 30, 2014, then TFC shall promptly (but in any event within two business days) remit payment to Old National following receipt of an invoice therefor all of Old National’s actual and reasonably documented out of pocket fees and expenses (including reasonable legal fees and expenses) actually incurred by Old National and its affiliates on or prior to the termination of the Merger Agreement in connection with the transactions contemplated by the Merger Agreement as directed by Old National in writing.

Interests of Executive Officers and Directors in the Merger That are Different From Yours (page 56)

You should be aware that some of TFC’s directors and executive officers may have interests in the Merger that are different from, or in addition to, their interests as shareholders. TFC’s board of directors was aware of these interests and took them into account in approving the Merger Agreement. For example, Old National will assume all obligations under the Employment Agreements, Change in Control Agreements and Retention Agreements for certain employees of TFC and Tower Bank & Trust Company. Further, certain executive officers will receive retention bonuses upon reaching certain milestones.

Additionally, Old National is obligated under the Merger Agreement to provide continuing indemnification to the officers and directors of TFC and Tower Bank & Trust Company for a period of six years following the Merger and to provide such directors and officers with directors’ and officers’ liability insurance for a period of one year.

Accounting Treatment of the Merger (page 56)

The Merger will be accounted for as a purchase transaction in accordance with United States generally accepted accounting principles.

Rights of Shareholders After the Merger (page 61)

When the Merger is completed, TFC shareholders, whose rights are governed by TFC’s articles of incorporation and by-laws, will become Old National shareholders, and their rights then will be governed by Old National’s articles of incorporation and by-laws. Both Old National and TFC are organized under Indiana law. To review the differences in the rights of shareholders under each company’s governing documents, see “Comparison of the Rights of Shareholders”.

Tax Consequences of the Merger (page 71)

Old National and TFC expect the Merger to qualify as a “reorganization” for U.S. federal income tax purposes. If the Merger qualifies as a reorganization, then, in general, for U.S. federal income tax purposes:

•

TFC shareholders will recognize gain (but not loss) in an amount equal to the lesser of (A) the amount of cash received in the Merger, and (B) the excess, if any, of (1) the sum of the amount of cash and the fair market value of the Old National common stock received in the Merger over (2) the TFC shareholder’s aggregate tax basis in its TFC common stock surrendered in exchange for Old National common stock; and

•

a TFC shareholder will recognize gain or loss, if any, on any fractional shares of Old National common stock for which cash is received equal to the difference between the amount of cash received and the TFC shareholder’s allocable tax basis in the fractional shares.

To review the tax consequences of the Merger to TFC shareholders in greater detail, please see the section “Material Federal Income Tax Consequences” beginning on page 71.

Comparative Per Share Data

The following table shows information about our book value per share, cash dividends per share, and diluted earnings (loss) per share, and similar information as if the Merger had occurred on the date indicated, all of which is referred to as “pro forma” information. In presenting the comparative pro forma information for certain time periods, we assumed that we had been merged throughout those periods and made certain other assumptions.

The information listed as “Pro Forma Equivalent TFC Share” was obtained by multiplying the Pro Forma Combined amounts by a fixed Exchange Ratio of 1.20. We present this information to reflect the fact that

TFC shareholders will receive shares of Old National common stock for each share of TFC common stock exchanged in the Merger. We also anticipate that the combined company will derive financial benefits from the Merger that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the merged company under one set of assumptions, does not reflect these benefits and, accordingly, does not attempt to predict or suggest future results. Further, the pro forma information below includes one-time expenses related to the Merger. The pro forma information also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods.

	Old National Historical	TFC Historical	Pro Forma Combined	Pro Forma Equivalent TFC Share
Book value per share:
at September 30, 2013	$11.51	$13.27	$11.65	$13.98
at December 31, 2012	$11.81	$13.46	$11.81	$14.17

Cash dividends per share:
Nine months ended September 30, 2013	$0.30	$0.47	$0.30	$0.36
Year ended December 31, 2012	$0.36	$0.61	$0.36	$0.43

Diluted earnings per share:
Nine months ended September 30, 2013	$0.75	$1.21	$0.75	$0.90
Year ended December 31, 2012	$0.95	$1.18	$0.88	$1.06

Market Prices and Share Information

The following table presents quotation information for Old National common stock on the NASDAQ Global Market and TFC common stock on the NASDAQ Global Market on September 6, 2013, and December 17, 2013. September 6, 2013, was the last business day prior to the announcement of the signing of the Merger Agreement. December 17, 2013, was the last practicable trading day for which information was available prior to the date of this proxy statement/prospectus.

	Old National Common Stock			TFC Common Stock
	High	Low	Close	High	Low	Close
	(Dollars per share)
September 6, 2013	$13.64	$13.40	$13.56	$16.12	$15.64	$15.90
December 17, 2013	$15.24	$14.99	$15.09	$24.88	$24.39	$24.67

SELECTED CONSOLIDATED FINANCIAL DATA OF OLD NATIONAL

The selected consolidated financial data presented below for the nine months ended September 30, 2013 and 2012, is unaudited. The information for each of the years in the five-year period ended December 31, 2012, is derived from Old National’s audited historical financial statements. Per share amounts have been adjusted to reflect all completed stock dividends and splits. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto incorporated by reference in this proxy statement/prospectus. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	September 30,		December 31,
	2013	2012	2012	2011	2010	2009	2008
	(unaudited)		(Dollar amounts in thousands except per share data)
Results of Operations
Net interest income	$236,237	224,396	$308,757	$272,873	$218,416	$231,399	$243,325
Provision for loan losses	(4,572)	2,849	5,030	7,473	30,781	63,280	51,464
Noninterest income	140,314	138,542	189,816	182,883	170,150	163,460	166,969
Noninterest expense	273,757	266,333	365,758	348,521	314,305	338,956	297,229
Income (loss) before income tax	107,366	93,756	127,785	99,762	43,480	(7,377)	61,601
Income tax (benefit)	30,995	25,090	36,110	27,302	5,266	(21,114)	(877)
Net income	76,371	68,666	91,675	72,460	38,214	13,737	62,478
Net income available to common shareholders	76,371	68,666	91,675	72,460	38,214	9,845	62,180
Dividends paid on common stock	30,275	25,551	34,657	26,513	24,361	30,380	45,710

Per Common Share
Earnings per share (basic)	0.76	0.72	0.95	0.76	0.44	0.14	0.95
Earnings per share (diluted)	0.75	0.72	0.95	0.76	0.44	0.14	0.95
Dividends paid	0.30	0.27	0.36	0.28	0.28	0.44	0.69
Book value - end of period	11.51	11.70	11.81	10.92	10.08	9.68	9.56
Market value - end of period	14.20	13.61	11.87	11.65	11.89	12.43	18.16

At Period End
Total assets	9,652,079	9,383,044	9,543,623	8,609,683	7,263,892	8,005,335	7,873,890
Investment securities	3,132,491	2,723,310	2,903,612	2,555,866	2,598,432	2,882,228	2,224,687
Loans, excluding held for sale	5,072,476	5,243,166	5,196,594	4,767,203	3,743,451	3,835,486	4,760,359
Allowance for loan losses	47,318	54,762	54,763	58,060	72,309	69,548	67,087
Total deposits	7,208,407	7,221,377	7,278,953	6,611,563	5,462,925	5,903,488	5,422,287
Other borrowings	633,875	288,502	237,493	290,774	421,911	699,059	834,867
Shareholders’ equity	1,159,256	1,186,764	1,194,565	1,033,556	878,805	843,826	730,865

Financial Ratios
Return on average assets	1.06%	1.06%	1.04%	0.86%	0.50%	0.17%	0.82%
Return on average common shareholders’ equity	8.58%	8.57%	8.34%	7.24%	4.40%	1.41%	9.49%
Allowance for loan losses to total loans (period end) (excluding held for sale)	0.93%	1.04%	1.05%	1.22%	1.93%	1.81%	1.41%
Shareholders’ equity to total assets (period end)	12.01%	12.65%	12.52	12.00%	12.10%	10.54%	9.28%
Average equity to average total assets	12.39%	12.42%	12.49%	11.94%	11.46%	9.06%	8.67%
Dividend payout ratio	39.64%	37.21%	37.80%	36.59%	63.75%	308.59%	73.51%

SELECTED CONSOLIDATED FINANCIAL DATA OF TFC

The selected consolidated financial data presented below for the nine months ended September 30, 2013 and 2012, is unaudited. The information for each of the years in the five-year period ended December 31, 2012, is derived from TFC’s audited historical financial statements. Per share amounts have been adjusted to reflect all completed stock dividends and splits. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto incorporated by reference in this proxy statement/prospectus. Results for past periods are not necessarily indicative of results that may be expected for any future period.

	Nine months ended September 30,		December 31,
	2013	2012	2012	2011	2010	2009	2008
	(unaudited)		(Dollar amounts in thousands except per share data)
Results of Operations
Net interest income	$15,438	$16,733	$22,204	$22,755	$22,261	$19,821	$20,973
Provision for loan losses	(825)	2,293	2,493	4,220	4,745	10,735	4,399
Noninterest income	7,184	6,344	8,514	8,151	7,814	6,088	6,303
Noninterest expense	15,630	15,293	20,868	21,618	21,243	22,998	20,988
Income (loss) before income tax and discontinued operations	7,817	5,490	7,357	5,068	4,087	(7,824)	1,889
Income tax (benefit)	2,134	1,475	1,612	(1,552)	923	(2,217)	23
Net income (loss)	5,683	4,015	5,744	6,620	3,164	(5,607)	1,866
Net income (loss) available to common shareholders	5,683	4,015	5,744	6,620	3,164	(5,608)	1,866
Dividends paid on common stock	0.470	0.055	0.610	0.000	0.000	0.000	0.044

Per Common Share
Earnings per share (basic)	1.21	0.83	1.18	1.37	0.73	(1.37)	0.46
Earnings per share (diluted)	1.21	0.83	1.18	1.36	0.69	(1.37)	0.46
Dividends paid	0.47	0.055	0.610	n/a	n/a	n/a	0.044
Book value - end of period	13.27	13.77	13.46	12.79	11.09	11.04	12.15
Market value - end of period	23.23	11.85	11.88	8.31	7.55	6.87	6.05
At Period End
Total assets	701,875	649,466	683,973	700,681	659,928	680,159	696,584
Investment securities	185,624	135,044	174,383	128,620	110,109	89,675	77,792
Loans, excluding held for sale and net deferred fees/costs	452,175	458,362	450,971	462,827	486,972	527,500	561,163
Allowance for loan losses	6,808	8,539	8,289	9,408	12,489	11,598	10,655
Total deposits	590,236	530,278	561,007	602,037	576,356	568,380	586,237
Long-term debt, excluding FHLB advances maturing within one year	23,027	21,027	21,027	22,527	21,527	25,027	33,727
Shareholders’ equity	61,991	67,140	63,746	62,097	53,129	46,936	49,618
Financial Ratios
Return on average assets	1.11%	0.81%	0.87%	1.00%	0.48%	-0.81%	0.27%
Return on average common shareholders’ equity	12.12%	8.31%	8.80%	11.81%	6.32%	-11.48%	3.81%
Allowance for loan losses to total loans (period end) (excluding held for sale)	1.51%	1.87%	1.84%	2.03%	2.56%	2.20%	1.90%
Shareholders’ equity to total assets (period end)	8.83%	10.34%	9.32%	8.86%	8.05%	6.90%	7.12%
Average equity to average total assets	9.18%	9.80%	9.83%	8.45%	7.53%	7.06%	7.10%
Dividend payout ratio	38.84%	6.63%	51.69%	0.00%	0.00%	0.00%	9.57%

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus (See “Where You Can Find More Information”), including the risk factors included in Old National’s Annual Report on Form 10-K for the year ended December 31, 2012, you should consider carefully the risk factors described below in deciding how to vote. You should keep these risk factors in mind when you read forward-looking statements in this document and in the documents incorporated by reference into this document. Please refer to the section of this proxy statement/prospectus titled “Caution About Forward-Looking Statements.”

TFC shareholders cannot be certain of the value of the Merger Consideration they will receive, because the market price of Old National common stock will fluctuate and the Exchange Ratio is subject to adjustment as a result of changes in TFC’s shareholders’ equity.

Upon completion of the Merger, each share of TFC common stock will be converted into Merger Consideration, subject to adjustment. The Exchange Ratio portion of the Merger Consideration is subject to downward adjustment, as described in the Merger Agreement and in this document in the event that TFC’s consolidated shareholders’ equity is less than $61,117,844. See “The Merger Agreement -- Merger Consideration” for a more complete discussion of the Merger Consideration to be paid in this proposed transaction.

Additionally, the market value of the Merger Consideration may vary from the closing price of Old National common stock on the date it announced the merger, on the date that this document was mailed to TFC shareholders, on the date of the special meeting of the TFC shareholders and on the date it completes the Merger and thereafter. Any change in the Exchange Ratio or the market price of Old National common stock prior to completion of the Merger will affect the amount of and the market value of the Merger Consideration that TFC shareholders will receive upon completion of the merger. Accordingly, at the time of the special meeting, TFC shareholders will not know or be able to calculate with certainty the amount or the market value of the Merger Consideration they would receive upon completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in its respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond Old National’s or TFC’s control. You should obtain current market quotations for shares of Old National common stock and for shares of TFC common stock before you vote.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Before the transactions contemplated in the Merger Agreement may be completed, various approvals must be obtained from the Federal Reserve Board and the Office of the Comptroller of the Currency. These governmental entities may impose conditions on the completion of the Merger or require changes to the terms of the Merger Agreement. Although Old National and TFC do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the transactions contemplated in the Merger Agreement or imposing additional costs on or limiting Old National’s revenues, any of which might have a material adverse effect on Old National following the Merger. There can be no assurance as to whether the regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed.

The Merger Agreement may be terminated in accordance with its terms and the Merger may not be completed, which could have a negative impact on TFC.

The Merger Agreement with Old National is subject to a number of conditions which must be fulfilled in order to close. Those conditions include: TFC shareholder approval, regulatory approval, the continued

accuracy of certain representations and warranties by both parties and the performance by both parties of certain covenants and agreements. In particular, Old National is not obligated to close the Merger transaction if TFC has delinquent loans in excess of $24 million as of the tenth day prior to the effective date of the Merger, or if TFC’s consolidated shareholders’ equity is less than $57,117,844, subject to adjustments in the Merger Agreement, as of the end of the month prior to the effective time of the Merger. As of September 30, 2013, none of these thresholds were met.

In addition, certain circumstances exist where TFC may choose to terminate the Merger Agreement, including the acceptance of a superior proposal or the decline in Old National’s share price to below $10.85 as of the first date when all regulatory approvals for the Merger have been received combined with such decline being at least 20% greater than a corresponding price decline of the NASDAQ Bank Index. Under such circumstances, Old National may, but is not required to, increase the Exchange Ratio in order to avoid termination of the Merger Agreement. Old National has not determined whether it would increase the Exchange Ratio in order to avoid termination of the Merger Agreement by TFC. See “The Merger Agreement -- Merger Consideration” for a more complete discussion of the Merger Consideration to be paid in this proposed transaction and “-- Termination” for a more complete discussion of the circumstances under which the Merger Agreement could be terminated. There can be no assurance that the conditions to closing the Merger will be fulfilled or that the Merger will be completed.

If the Merger Agreement is terminated, there may be various consequences to TFC, including:

•

TFC’s businesses may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the Merger, without realizing any of the anticipated benefits of completing the Merger;

•	TFC may have incurred substantial expenses in connection with the Merger, without realizing any of the anticipated benefits of completing the Merger; and

•	the market price of TFC common stock might decline to the extent that the current market price reflects a market assumption that the Merger will be completed.

If the Merger Agreement is terminated and TFC’s board of directors seeks another merger or business combination, under certain circumstances TFC may be required to pay Old National a $4,500,000 termination fee, and TFC shareholders cannot be certain that TFC will be able to find a party willing to pay an equivalent or more attractive price than the price Old National has agreed to pay in the Merger.

TFC shareholders will have a reduced ownership and voting interest after the Merger and will exercise less influence over management.

TFC’s shareholders currently have the right to vote in the election of the TFC board of directors and on other matters affecting TFC. When the Merger occurs, each TFC shareholder will become a shareholder of Old National with a percentage ownership of the combined organization that is much smaller than the shareholder’s percentage ownership of TFC. Because of this, TFC’s shareholders will have less influence on the management and policies of Old National than they now have on the management and policies of TFC.

Old National may be unable to successfully integrate Tower Bank & Trust Company’s operations and retain Tower Bank & Trust Company’s employees.

Tower Bank & Trust Company will be merged with and into Old National Bank simultaneous with the closing of the Merger. The difficulties of merging the operations of Tower Bank & Trust Company with Old National Bank include:

•	integrating personnel with diverse business backgrounds;

•	combining different corporate cultures; and

•	retaining key employees.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of Old National, Old National Bank and Tower Bank & Trust Company, and the loss of key personnel. The integration of Tower Bank & Trust Company with Old National Bank will require the experience and expertise of certain key employees of Tower Bank & Trust Company who are expected to be retained by Old National. However, there can be no assurances that Old National will be successful in retaining these employees for the time period necessary to successfully integrate Tower Bank & Trust Company into Old National Bank. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and integration of Tower Bank & Trust Company into Old National Bank could have an adverse effect on the business and results of operations of Old National or Old National Bank.

The termination fee and the restrictions on solicitation contained in the Merger Agreement may discourage other companies from trying to acquire TFC.

Until the completion of the Merger, with some exceptions, TFC is prohibited from soliciting, initiating, encouraging, or participating in any discussion of, or otherwise considering, any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person or entity other than Old National. In addition, TFC has agreed to pay a termination fee of $4,500,000 to Old National if the board of directors of TFC withdraws, modifies or changes its approval or recommendation of the Merger Agreement; approves or recommends an acquisition transaction with a third party or fails to publicly reaffirm its recommendation of the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement within five business days of a written request by Old National to provide such reaffirmation. These provisions could discourage other companies from trying to acquire TFC even though such other companies might be willing to offer greater value to TFC’s shareholders than Old National has offered in the Merger Agreement. The payment of the termination fee also could have a material adverse effect on TFC’s financial condition.

Certain of TFC’s executive officers and directors have interests that are different from, or in addition to, the interests of TFC’s shareholders generally.

Certain of TFC’s executive officers and directors have interests in the Merger that are in addition to, or different from, the interests of TFC’s shareholders. TFC’s board of directors was aware of these conflicts of interest when it approved the Merger Agreement.

For a more detailed discussion of these interests, see “Interests of Certain Directors and Officers of TFC in the Merger.”

The fairness opinion obtained by TFC will not reflect changes in the relative values of Old National and TFC between the time the opinion was obtained and the effective time of the Merger.

The fairness opinion of KBW was delivered as of September 9, 2013. TFC does not intend to obtain any further update of the KBW fairness opinion. Changes in the operations and prospects of Old National and TFC, general market and economic conditions, and other factors both within and outside of Old National’s and TFC’s control, on which the opinion of KBW is based, may alter the relative value of the companies. Therefore, the KBW opinion does not address the fairness of the Merger Consideration as of the date hereof or at the time the Merger will be completed.

The Merger may fail to qualify as a reorganization for federal tax purposes, resulting in your recognition of taxable gain or loss in respect of your TFC shares.

TFC intends the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Although the Internal Revenue Service will not provide a ruling on the matter, Old National and TFC will, as a condition to closing, obtain an opinion from Old National’s legal counsel that the

Merger will constitute a reorganization for federal tax purposes. This opinion does not bind the IRS or prevent the IRS from adopting a contrary position. If the Merger fails to qualify as a reorganization, you generally would recognize gain or loss on each share of TFC common stock surrendered in an amount equal to the difference between your adjusted tax basis in that share and the fair market value of the Old National common stock and cash received in exchange for that share upon completion of the Merger.

The shares of Old National common stock to be received by TFC shareholders as a result of the Merger will have different rights from the shares of TFC common stock.

The rights associated with TFC common stock are different from the rights associated with Old National common stock. See the section of this proxy statement/prospectus entitled “Comparison of the Rights of Shareholders” for a discussion of the different rights associated with Old National common stock.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

This filing contains forward-looking statements, including statements about our financial condition, results of operations, earnings outlook, asset quality trends and profitability. Forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to assumptions, risks and uncertainties. Certain statements contained in this filing that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, or the Reform Act, notwithstanding that such statements are not specifically identified.

In addition, certain statements may be contained in the future respective filings of Old National and TFC with the SEC, in press releases and in oral and written statements made by or with the approval of Old National that are not statements of historical fact and constitute forward-looking statements within the meaning of the Reform Act. Examples of forward-looking statements include, but are not limited to:

•

statements about the benefits of the Merger between Old National and TFC, including future financial and operating results, cost savings, enhanced revenues and accretion to reported earnings that may be realized from the Merger;

•	statements of plans, objectives and expectations of Old National or TFC or their managements or boards of directors;

•	statements of future economic performance; and

•	statements of assumptions underlying such statements.

Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•	the risk that the businesses of Old National and TFC will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

•	expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame;

•	revenues following the Merger may be lower than expected;

•

deposit attrition, operating costs, customer loss and business disruption following the Merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected;

•	the inability to obtain governmental approvals of the Merger on the proposed terms and schedule;

•	the failure of TFC’s shareholders to approve the Merger;

•	local, regional, national and international economic conditions and the impact they may have on Old National and TFC and their customers and Old National’s and TFC’s assessment of that impact;

•	changes in the level of non-performing assets, delinquent loans, and charge-offs;

•	material changes in the stock market value of Old National common stock;

•	changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements;

•	the risk that management’s assumptions and estimates used in applying critical accounting policies prove unreliable, inaccurate or not predictive of actual results;

•	inflation, interest rate, securities market and monetary fluctuations;

•	changes in interest rates, spreads on earning assets and interest-bearing liabilities, and interest rate sensitivity;

•	prepayment speeds, loan originations and credit losses;

•	sources of liquidity;

•	competitive pressures among depository and other financial institutions may increase and have an effect on pricing, spending, third-party relationships and revenues;

•	changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which Old National and TFC must comply;

•	the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;

•	Old National’s and TFC’s common shares outstanding and common stock price volatility;

•	legislation affecting the financial services industry as a whole, and/or Old National and TFC and their subsidiaries, individually or collectively;

•	governmental and public policy changes;

•	financial resources in the amounts, at the times and on the terms required to support Old National’s and TFC’s future businesses; and

•	the impact on Old National’s or TFC’s businesses, as well as on the risks set forth above, of various domestic or international military or terrorist activities or conflicts.

Additional factors that could cause Old National’s and TFC’s results to differ materially from those described in the forward-looking statements can be found in Old National’s and TFC’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to Old National or TFC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Forward-looking statements speak only as of the date on which such statements are made. Old National and TFC undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

We caution you not to place undue reliance on the forward-looking statements.

SPECIAL MEETING OF TFC’S SHAREHOLDERS

Date, Place, Time, and Purpose

TFC’s Board of Directors is sending you this proxy statement/prospectus and proxy to use at the special meeting. At the special meeting, the TFC Board of Directors will ask you (i) to vote on a proposal to approve the Merger Agreement and the Merger; (ii) to approve, on a non-binding advisory basis, certain compensation payable to TFC’s executive officers in connection with the Merger; and (iii) to vote on a proposal to adjourn the special meeting to solicit additional proxies, if necessary. TFC does not expect any other items of business to be presented at the special meeting. If other matters do properly come before the special meeting, the accompanying proxy gives discretionary authority to the persons named in the proxy to vote on any other matters brought before the meeting. Those persons intend to vote the proxies in accordance with their best judgment.

The special meeting will be held on February 7, 2014, at 9:30 a.m., Eastern Time, at the Landmark Centre, 6222 Ellison Road, Fort Wayne, Indiana 46802.

Record Date, Voting Rights, Quorum, and Required Vote

TFC has set the close of business on November 29, 2013, as the record date for determining the holders of TFC common stock entitled to notice of and to vote at the special meeting. Only TFC shareholders at the close of business on the record date are entitled to notice of and to vote at the special meeting. As of the record date, there were 4,675,526 shares of TFC common stock outstanding and entitled to vote at the special meeting. Each share of TFC’s common stock is entitled to one vote at the special meeting on all matters properly presented.

The holders of over 50% of the outstanding shares of TFC’s common stock as of the record date must be present in person or by proxy at the special meeting to constitute a quorum. In determining whether a quorum is present, shareholders who abstain, cast broker non-votes, or withhold authority to vote on one or more of the proposals will be deemed present at the special meeting. Once a share is represented for any purpose at the meeting, it is deemed present for quorum purposes for the remainder of the meeting.

Approval of the Merger Agreement and the related Merger will require the affirmative vote of at least a majority of TFC’s issued and outstanding shares. Broker non-votes and abstentions from voting will have the same effect as a vote against the Merger Agreement. The directors and executive officers of TFC (and their affiliates), as a group, owned with power to vote 1,110,237 shares of TFC common stock, representing approximately 23.6% of the outstanding shares of TFC common stock as of the record date, including shares subject to options currently exercisable but not exercised. In connection with the execution of the Merger Agreement, the directors of TFC each executed a voting agreement pursuant to which they agreed to vote their shares, and to use reasonable efforts to cause all shares owned by such director jointly with another person or by such director’s spouse to be voted, in favor of the Merger.

The advisory votes on the Merger-related compensation and the proposal to adjourn or postpone the special meeting for the purpose of allowing additional time for the solicitation of proxies from shareholders to approve the Merger Agreement, each require more votes cast in favor of the proposal than are cast against it. Abstentions and broker non-votes will not be treated as “NO” votes and, therefore, will have no effect on these proposals.

Voting and Revocability of Proxies

You may vote in one of four ways: (1) by mail (by completing and signing the proxy card that accompanies this prospectus/proxy statement); (2) by telephone; (3) by using the Internet; and (4) in person (by either delivering the completed proxy card or by casting a ballot if attending the special meeting). To ensure your representation at the special meeting, we recommend you vote by proxy even if you plan to attend the special meeting. You may change your proxy vote at the special meeting.

TFC shareholders whose shares are held in “street name” by their broker, bank, or other nominee must follow the instructions provided by their broker, bank, or other nominee to vote their shares.

Voting instructions are included on your proxy form. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against, or abstain with respect to the approval of the Merger Agreement and the adjournment of the special meeting. If you are the record holder of your shares and submit your proxy without specifying a voting instruction, your shares will be voted “FOR” approval of the Merger Agreement, “FOR” approval of the advisory vote on the Merger-related compensation and “FOR” adjournment of the special meeting if necessary.

You may revoke your proxy before it is voted by:

•	filing with the Secretary of TFC a duly executed revocation of proxy;

•	submitting a new proxy with a later date; or

•	voting in person at the special meeting.

Attendance at the special meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to: Tower Financial Corporation, 116 East Berry Street, Fort Wayne, Indiana 46802, Attention: Secretary.

The telephone and Internet voting procedures have been set up for your convenience and have been designed to authenticate your identity, to allow you to give voting instructions, and to confirm that those instructions have been properly recorded. If you would like to vote by telephone or by using the Internet, please refer to the specific instructions on the proxy card. The deadline for voting by telephone or via the Internet is 11:59 p.m. EDT on February 6, 2014.

Voting of Shares Held in TFC’s 401(k) Plan

TFC maintains a 401(k) Plan which owns approximately 2.7% of TFC’s common stock. Each Plan participant instructs the trustee of the Plan how to vote the shares of TFC common stock allocated to his or her account under the Plan. If a participant properly executes the voting instruction card distributed by the trustee, the trustee will vote such participant’s shares in accordance with the shareholder’s instructions. Where properly executed voting instruction cards are returned to the trustee with no specific instruction as to how to vote at the special meeting, the trustee will vote the shares as provided under “Voting and Revocability of Proxies” above. The trustee will vote the shares of TFC common stock held in the Plan but not allocated to any participant’s account and shares as to which no voting instruction cards are received in the same proportion as the allocated shares in the Plan are voted with respect to the items being presented to a shareholder vote.

Solicitation of Proxies

TFC and Old National will divide the costs of the distribution of this proxy statement/prospectus. In addition to soliciting proxies by mail, directors, officers, and employees of TFC may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies. TFC will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

Recommendation of TFC’s Board of Directors

The board of directors of TFC voted in favor of the Merger Agreement and the Merger. The TFC board of directors believes that these items and the transactions they contemplate are in the best interests of TFC and its shareholders, and recommends that TFC shareholders vote “FOR” approval of the Merger Agreement and the Merger, “FOR” approval of the advisory vote on the Merger-related compensation, and “FOR” adjournment of the special meeting, if necessary.

See “The Merger -- Background of the Merger” and -- “TFC’s Reasons for the Merger and Recommendation of the Board of Directors” for a more detailed discussion of the TFC Board of Directors’ recommendation with regard to the Merger Agreement, the Merger and the transactions contemplated thereby.

INFORMATION ABOUT THE COMPANIES

Old National Bancorp

One Main Street

Evansville, Indiana 47708

(812) 464-1294

Old National Bancorp is a bank holding company, incorporated under Indiana law and headquartered in Evansville, Indiana. Old National is the largest financial services holding company headquartered in Indiana and, with $9.6 billion in assets, ranks among the top 100 banking companies in the United States. Since its founding in Evansville in 1834, Old National has focused on community banking by building long-term, highly valued partnerships with clients in its primary footprint of Indiana, Illinois and Kentucky. In addition to providing extensive services in retail and commercial banking, wealth management, investments and brokerage, Old National also owns Old National Insurance which is one of the top 100 largest agencies in the U.S. and the 10th largest bank-owned agency. Old National’s common stock is traded on the NASDAQ Global Market under the symbol “ONB”.

Additional information about Old National and its subsidiaries is included in documents incorporated by reference into this document. For more information, please see the section entitled “Where You Can Find More Information” beginning on page 124.

Tower Financial Corporation

116 East Berry Street

Fort Wayne, Indiana 46802

(260) 427-7000

Tower Financial Corporation, headquartered in Fort Wayne, Indiana, is an Indiana financial services holding company with one subsidiary: Tower Bank & Trust Company, a growing community bank that opened in February 1999. Tower Bank& Trust Company provides a wide variety of financial services to businesses and consumers through its six full-service financial centers in Fort Wayne and a seventh in Warsaw, Indiana. Tower Bank & Trust Company has a wholly-owned subsidiary, Tower Trust Company, which is a state-chartered wealth services firm doing business as Tower Private Advisors. TFC’s common stock is traded on the NASDAQ Global Market under the symbol “TOFC”.

Additional information about TFC and Tower Bank & Trust Company is included elsewhere in this proxy statement/prospectus.

PROPOSAL 1 - THE MERGER

Background of the Merger

As part of its ongoing consideration and evaluation of TFC’s long-term prospects and strategies, TFC’s Board, over a number of years, periodically discussed, considered and reviewed strategic alternatives as to how best to continue to serve its various constituencies and to maximize value for its shareholders. For the most recent several years, these alternatives included assessing the company’s prospects as an independent institution, growing organically and/or through acquisitions, or considering a sale of the company.

During 2011, and prompted by the evolving and increasingly complex competitive and regulatory landscape for smaller local and regional community banks, TFC’s board and senior management began a more focused consideration of TFC’s realistically achievable growth opportunities. This review included the impact of additional bank and financial institution competition for deposit and commercial relationships, the number, market area and size of other community banks that might fit within TFC’s growth profile. Concurrently, and generally in connection with occasional expressions of outside interest from larger institutions seeking further discussions for a possible purchase, TFC’s management explored and discussed with the TFC Board, the type of interest TFC might generate as a possible seller. In this regard, during the period of late 2011 through the spring of 2013, TFC’s Chief Executive Officer, Michael Cahill (“Cahill”) and the Chairman of the TFC Board, Keith Busse (“Busse”), as well as TFC’s investment banking advisors, met or had conversations with representatives of a number of banks, both as potential acquisition candidates and as potential acquirers. These meetings were primarily intended to gain information, so that, with consultation with TFC’s financial advisors, the company could begin to assess the banking business marketplace within TFC’s regional banking marketplace in Northeast Indiana, Southern Michigan and Northwestern Ohio, and to gauge the interest of these institutions as possible buyers or sellers.

During this time, Cahill and Busse met and engaged in various levels of discussions with eight banks, which TFC had identified as banks that might either have an interest in being acquired by TFC, in either a cash or equity transaction or a combination of both, or that might have an interest in considering a merger of equals transaction. One proposal made by TFC to acquire one of these banks in the summer of 2012 was rejected, and an attempt in the first quarter of 2013 to interest another bank to engage in a board-level special committee discussion, regarding a possible merger of equals transaction, was rejected by that bank in April 2013. Other than these two items, the discussions did not result in any indications of interest on the part of any banks, it becoming apparent to TFC that both its balance sheet limitations and relatively small public equity float were, and would continue to be impediments to its attractiveness as an acquirer.

Cahill and Busse also held preliminary level discussions with six other banks during this period, including Old National, which TFC believed to be potential acquirers of TFC. Among other factors considered by TFC in considering potential acquirers, and of major importance given the centrality of a commitment to community-based banking as a founding principle of the bank, was the extent to which the bank’s culture and existing operations appeared to be similarly oriented. All of these discussions remained at the preliminary level and did not result in entering into any confidentiality agreements or the initiation of any due diligence efforts.

On September 13, 2012, Cahill and TFC’s Chief Financial Officer, Richard Sawyer (“Sawyer”) made a presentation at the Invest Indiana conference held in Indianapolis, Indiana. On the eve of the conference a dinner was hosted by the investment banking firm of Stifel Financial Corp. Busse was in attendance at the dinner, together with other bankers and investment bankers, including Robert Jones (“Jones”), the Chief Executive Officer of Old National. Jones mentioned to Busse that he would like to find time to visit Fort Wayne to meet with him at a later date, but there were no substantive discussions at the dinner.

TFC had had a prior investment banking relationship with Stifel Financial Corp. (“Stifel”), dating back to 2004, and TFC also had an ongoing advisory relationship with KBW since the summer of 2011. Since the fall of 2012 and prior to July 30, 2013, KBW, which had agreed to assist TFC in analyzing strategic alternatives, had been advising TFC without a formal agreement. In February 2013, Stifel and KBW merged. On July 30, 2013, however, TFC signed and formalized their engagement with KBW to render financial advisory and investment banking services to TFC. In that capacity, KBW was charged with the task of utilizing its knowledge of the banks and banking conditions within TFC’s regional marketplace, as well as recent and indicative bank acquisition transaction values, to both identify and evaluate potential TFC acquisition opportunities (including potential deal terms and range of values) and potential TFC buyers that might share TFC’s community banking mission and culture. In regular consultations with Cahill and in occasional discussions with TFC’s Board, KBW reported on its efforts, including, on the acquisitions side, institutions identified and reviewed, the possible costs, challenges and likelihood of being able to effect a transaction, and the potential impact on TFC’s options and market position. On the sale side, KBW likewise provided its advice regarding possible acquirers, including precedent transactions, indications of value ranges, compatibility of culture, and the potential post-sale role in their banking organizations and degree of community banking autonomy that TFC might play.

At TFC’s regularly scheduled February 13, 2013 Board meeting, the TFC Board held another broad discussion regarding TFC’s strategic alternatives: growth and continued independence versus. sale. At this meeting, the TFC Board designated a special committee of the TFC Board that initially included board members Busse, Robert Taylor, Ron Turpin and William Niezer (“Special Committee”). The Special Committee was formed to review preliminary information related to any potential acquisition, merger or sale possibilities that might develop. Based on the information gathered, reviewed and shared by KBW regarding possible acquisitions, supplemented by management’s own investigation, and with due regard to management’s independent assessment of the anticipated near to mid-term challenges of the local banking marketplace and the likely impact on TFC’s earnings and overall performance, the Special Committee began to view a sale as the more likely alternative, short of remaining independent and attempting to stay the course and grow organically.

On March 11, Old National’s CEO Jones, following up on his September 13, 2012 dinner conversation with Busse, visited Fort Wayne. He and Old National Executive Vice President Jim Ryan (“Ryan”), met with Busse, Cahill and representatives of KBW at Eddie Merlot’s restaurant in Fort Wayne. The discussions were very general, with no deal specific terms discussed, but Old National did express to Busse and Cahill at that time that Old National had a clear interest in acquiring TFC and would welcome an opportunity to pursue a transaction with TFC if it were ever interested in exploring such a transaction.

As a follow up to the Fort Wayne dinner, Cahill, Busse and KBW participated in a conference call on March 20, 2013, with Jones and Ryan, and informed them that, while TFC’s Board is and will continue to be exploring all of its strategic alternatives, it would be helpful if Old National could provide a soft indication of value, based, at this point, entirely on publicly available information. Old National was told that it was not TFC’s intent, by this request, to initiate any formal negotiation process, but that the indication of value would be helpful to the TFC Board in exploring its strategic alternatives.

On March 22, 2013, Cahill and Busse received Old National’s response in the form of a non-binding indication of interest. The indication of interest identified a potential range of merger consideration of between $18.00 to $22.00 per share, based entirely upon publicly available information and subject to Old National’s due diligence.

TFC’s Special Committee met on April 16, 2013, along with Cahill, Sawyer and KBW representatives. The group once again reviewed TFC’s strategic alternatives, including remaining independent, growing organically and/or through acquisitions, as well as various sale possibilities, including but not limited to Old National’s expressed interest. At this meeting, KBW made a presentation to the Special Committee regarding regional banking opportunities, expectations and challenges over the next twelve to thirty-six months, as well as TFC’s anticipated competitive position in that marketplace. As a result of this internal review, the Special Committee concluded that, in light of the fact that there appeared to be few, if any, suitable and executable opportunities for TFC to grow by acquisition, the only realistic choices for TFC were to remain independent, with growth opportunities limited to internal, organic growth, or to be a seller.

After the April 16 Special Committee meeting, the Committee authorized Busse to contact Old National and ask if it might be willing to either re-affirm or provide further guidance on pricing, albeit still based on public information, which the TFC Board could consider at its meeting in May. On April 30, Old National responded to the Special Committee’s request for additional guidance and provided a letter described as a Revision to Initial Non-Binding Indication of Interest (“Revised Indication of Interest”). In the Revised Indication of Interest, Old National confirmed its interest to be a buyer of TFC, but stated that it would pay $22.00 per share, subject only to completion of due diligence. At the lower end, the Special Committee believed that this indication of value was not acceptable, but at the upper end of the range, the $22.00 number represented an acceptable enough level to justify moving forward with further discussions and into possible due diligence activities.

On May 8, 2013, the TFC Board met, along with representatives of KBW and TFC’s legal counsel, at which time KBW provided a more comprehensive presentation of the various strategic alternatives that had previously been explored, but in further detail, including prospects for internal growth, acquisition of smaller institutions, strategic alliances, mergers of equals; and sale of the company. In addition, the management team presented projections for 2014, 2015, 2016 and 2017 based upon stand-alone organic growth. The TFC Board discussion included an analysis of the Company’s current financial condition, the outlook for growth and earnings, the banking industry operating and regulatory environment, and the merger and acquisition environment in the banking industry. Upon completion of KBW’s presentation and further deliberation by the TFC Board, the TFC Board directed the Special Committee, now comprised of Busse, Robert Taylor and Ron Turpin, to move forward with a more thorough exploration of Old National’s expressed interest, with an emphasis on gathering more information about Old National’s culture and whether it would be compatible with TFC’s deep rooted community banking culture.

TFC and Old National signed a mutual confidentiality agreement on May 16, 2013, to allow for both parties to further explore how a transaction might be structured. On May 30, Cahill visited Old National’s offices in Indianapolis to meet with various Old National representatives, and on June 19 Gary Shearer (“Shearer”), President and CEO of TFC Trust Company, and Cahill visited the Old National’s offices in Indianapolis to meet with various individuals in Old National’s wealth management area.

On June 21, the Special Committee met again to discuss a presentation being prepared by KBW for a full Board meeting scheduled for June 26, at which time the TFC Board planned to review the KBW materials and consider further information gathered by Cahill and Shearer during their visits to Old National’s headquarters.

On June 26, the special meeting of the TFC Board was held. Also in attendance were representatives from KBW, together with TFC’s legal counsel. KBW’s presentation included a discussion of various valuation ranges and alternative structures, including various cash and equity percentage considerations, and also included a review of performance metrics, peer comparisons and stand-alone projections. KBW provided a separate corporate summary overview of Old National that included a franchise summary, historical financial highlights, geographic information, and peer comparisons, as well as recent M&A activity information.

After conclusion of the June 26 KBW Board presentations, and following further discussion, the TFC Board informed Old National that it would be invited to perform due diligence prior to the TFC regularly scheduled August 7 Board meeting. Old National was informed, however, that the TFC Board intended to hold firm on the minimum $22.00 per share valuation. If the proposed price came in at such level or higher, Old National CEO Jones would be invited to personally address the TFC Board at the August 7 meeting and answer questions, including but not limited to concerns about whether Old National’s culture would be consistent with TFC’s community banking culture, would serve the same banking and other constituencies with the same dedication and approach as TFC, and would pursue similar corporate values.

Old National commenced its due diligence, at an offsite location, on July 15, 2013 and completed its due diligence on July 23, 2013. After completion of its due diligence, Old National confirmed to KBW that they believed they could hold to the $22.00 per share, and, therefore, Jones was invited to TFC’s August 7 Board meeting. In addition to satisfying financial terms, the TFC Board wished to communicate to Old National that any buyer must also share Tower’s commitment to community banking.

At conclusion of Jones’ presentation, the TFC Board had a lengthy discussion that included input from KBW and legal counsel. The TFC Board believed that Jones had provided substantial information and support to give the TFC Board comfort that Old National’s culture would be compatible with TFC’s fit from a cultural perspective. Accordingly, the TFC Board approved moving forward with the negotiation of sale terms.

On August 14, 2013, Old National’s legal counsel provided TFC’s counsel a first draft of a definitive merger agreement. TFC, KBW and legal counsel conducted a thorough review of the first draft of the merger agreement and identified certain issues for further discussion. Over the course of the next three to four weeks, the parties and their respective legal counsel negotiated the terms of the definitive merger agreement, which KBW and Busse continued to discuss pricing issues on TFC’s behalf. During this same time period, TFC and Old National, and their respective legal counsel, also began preparing the disclosure schedules to the merger agreement.

On September 3, 2013, the Special Committee met. In attendance at such meeting were Busse, Ron Turpin, Cahill, and representatives from KBW. KBW provided both a written and oral presentation to the Special Committee on valuation matters, including the proposed consideration mix, purchase price, exchange ratio, treatment of options, termination fees and other deal points. The Special Committee expressed concerns that Old National’s stock price had been declining, and as a result, the proposed total merger consideration had dipped below $22.00 per share. The Special Committee informed Old National that it would not support a transaction that was below $22.00 per share at the time of execution of a definitive agreement.

From September 4 thru the afternoon of September 9, the business representatives from both TFC and Old National, as well as representatives from KBW and legal counsel for both parties, continued to discuss and negotiate deal points relating to pricing, business terms, and the merger agreement. The merger agreement draft was revised several times to reflect changing deal points, including provisions relating to pricing, as well as having a larger fixed cash component. As a result of these discussions, Old National increased the fixed cash component of the merger consideration to $6.75 per share. The increased cash consideration coupled with an agreed exchange ratio of 1.20 would result in Merger Consideration of $23.27 per share, as calculated at the end of business on September 9. The Merger Consideration was now comprised of a cash and stock mix that the Special Committee could support, and the price was expected to be in excess of $22.00 per share at the time of execution of the agreement.

A final version of the definitive merger agreement was presented to the TFC Board at a meeting on the afternoon of September 9 that included representatives from KBW and TFC’s legal counsel. KBW provided a summary of their draft fairness opinion, including a summary of their supporting analysis, and they answered questions from Board members. After the presentation and Board discussion was complete, the TFC Board approved entering into the definitive merger agreement with the final pricing terms. The TFC Board voted to approve the execution of the merger agreement and all related documents and authorized Cahill to sign the definitive agreement on behalf of TFC. Both TFC and Old National representatives and their respective legal counsel also finalized their disclosure schedules on the evening of September 9. TFC and Old National executed the definitive merger agreement after the close of financial markets on September 9, and thereafter, Old National and TFC issued a joint press release publicly announcing the transaction prior to the opening of the financial markets on the morning of September 10, 2013.

The foregoing discussion of the factors considered by the TFC board of directors is not intended to be exhaustive, but rather includes the material factors considered by the TFC board of directors. In reaching its decision to approve the Merger Agreement, the Merger, and the other transactions contemplated by the Merger Agreement, the TFC Board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The TFC Board considered all these factors as a whole, including discussions with TFC’s management and financial and legal advisors. Overall, the TFC Board considered the factors to be favorable to and in support of its determination. The TFC Board also relied on the experience of KBW, as its financial advisor, for analyses of the financial terms of the Merger and for its opinion as to the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of TFC common stock.

TFC’s Reasons for the Merger and Recommendation of the Board of Directors

TFC’s board of directors has determined that the Merger Agreement and the Merger are in the best interests of TFC and its shareholders and recommends that TFC’s shareholders vote “FOR” the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement.

In its deliberations and in making its determination, TFC’s board of directors considered many factors including, without limitation, the following:

•

TFC’s Board’s belief that, after consideration of potential alternatives, including the likely inability of other potential strategic partners to consummate a transaction on terms superior to those offered in the Merger Agreement, the Merger is expected to provide greater benefits to TFC’s shareholders than the range of other investigated alternatives;

•

the effect of the Merger on TFC’s and Tower Bank & Trust Company’s employees, including the prospects for continued employment and the severance and other benefits agreed to be provided by Old National to TFC employees;

•	Old National’s culture which TFC believes to be similar to TFC’s deep rooted community based culture;

•	the business, earnings, operations, financial condition, management, prospects, capital levels, and asset quality of both Old National and TFC;

•	the perceived compatibility of the business philosophies and cultures of TFC and Old National, which TFC’s board believed would facilitate the integration of the operations of the two companies;

•

the expressed commitment by Old National, and its demonstrated performance in prior acquisitions, to continue to meet the banking and borrowing needs of local business and to participate in the philanthropic life of the community in the manner that TFC had done;

•

the current and prospective business and economic environments in which TFC operates, including challenging national, regional, and local economic conditions, the competitive environment for Indiana financial institutions characterized by intensifying competition from out-of-state and out-of-county financial institutions, the continuing consolidation of the financial services industry, the increased regulatory burdens on financial institutions, and the uncertainties in the regulatory climate going forward;

•

TFC’s belief that TFC would have to be able to grow to be in a position to deliver a competitive return to its shareholders and to provide opportunities for its employees that would allow for TFC to retain its talent;

•

evidence that acquisition opportunities for TFC as a buyer are limited, since potential targets within TFC’s market area were either very small or had themselves after inquiry, expressed a strong desire to remain independent for the foreseeable future;

•	Old National’s ability and resources to negotiate, execute and consummate a transaction on an expedited basis;

•	Investors’ focus on the trading liquidity of a bank’s shares and generally favoring companies with greater market capitalizations at higher valuations;

•	Old National’s access to capital and managerial resources relative to that of TFC;

•

the benefits of being part of a larger and more diversified combined financial institution and the risks of continuing to be an independent company, given TFC’s substantially more limited access to capital relative to Old National and Old National’s ability to provide access to larger loans to TFC’s business clients;

•

the TFC Board’s desire to provide TFC’s shareholders with the prospects for greater future appreciation on the equity component of their investments in TFC common stock than what the TFC Board believes TFC could achieve independently;

•

the expectation that the historical liquidity of Old National’s stock will offer TFC shareholders either the opportunity to participate in the growth of Old National by retaining their Old National stock following the Merger, or the market liquidity to exit their investment, should as and when they prefer to do so;

•

the financial and other terms and conditions of the Merger Agreement, including the fact that the Merger Consideration (assuming no adjustments) represents approximately 180% of TFC’s tangible book value as of the date of the Merger Agreement and the provision giving TFC the right to terminate the Merger Agreement in the event of a specified decline in the market value of Old National common stock prior to closing, relative to a designated market index unless Old National agrees to pay additional Merger Consideration;

•	the fact that the value of the merger consideration prior to the public announcement of the Merger represented a significant premium over recent trading prices for TFC common stock;

•	the overall greater scale that will be achieved by the Merger that will better position the combined company for future growth;

•	Old National’s long-term growth strategy in Northern Indiana and Southwest, Michigan;

•	the historical and current market prices of Old National and TFC common stock;

•

the financial analyses prepared by KBW, TFC’s financial advisor, and the opinion dated as of September 9, 2013, delivered to TFC’s board by KBW, to the effect that the Merger Consideration is fair, from a financial point of view, to TFC’s shareholders;

•

the interests of TFC’s directors and executive officers in the Merger, in addition to their interests generally as shareholders, as described under “– Interests of Certain Directors and Officers of TFC in the Merger;”

•	the likelihood that the regulatory approvals necessary to complete the transaction would be obtained; and

•	the effect of the Merger on TFC’s and Tower Bank & Trust Company’s customers and the communities in which they conduct business.

For the reasons set forth above, the TFC board of directors determined that the Merger, the Merger Agreement, and the transactions contemplated by the Merger Agreement are advisable and in the best interests of TFC and its shareholders, and approved and adopted the Merger Agreement. The TFC board of directors unanimously recommends that TFC shareholders vote “FOR” approval of the Merger Agreement and the Merger.

Old National’s Reasons For the Merger

Old National’s board of directors concluded that the Merger Agreement is in the best interests of Old National and its shareholders. In deciding to approve the Merger Agreement, Old National’s board of directors considered a number of factors, including, without limitation, the following:

•	TFC’s community banking orientation and its perceived compatibility with Old National and its subsidiaries;

•

a review of the demographic, economic and financial characteristics of the markets in which TFC operates, including existing and potential competition and history of the market areas with respect to financial institutions;

•	management’s review of regulatory restrictions affecting TFC and Tower Bank & Trust Company and management’s assessment of the conditions giving rise to such restrictions; and

•	management’s review of the business, operations, earnings, and financial condition, including capital levels and asset quality, of TFC and Tower Bank & Trust Company.

Effects of the Merger

The respective Boards of Directors of Old National and TFC believe that, over the long-term, the Merger will be beneficial to Old National shareholders, including the current shareholders of TFC who will become Old National shareholders if the Merger is completed. The Old National board of directors believes that one of the potential benefits of the Merger is the cost savings that may be realized by combining the two companies and integrating Tower Bank & Trust Company as a banking subsidiary of Old National, which savings are expected to enhance Old National’s earnings.

Old National expects to reduce expenses by consolidating certain locations and combining accounting, data processing, retail and lending support, and other administrative functions after the Merger, which will enable Old National to achieve economies of scale in these areas. Promptly following the completion of the Merger, which is expected to occur during the first quarter of 2014, Old National plans to begin the process of eliminating redundant functions, and eliminating duplicative expenses.

The amount of any cost savings Old National may realize in 2014 will depend upon how quickly and efficiently Old National is able to implement the processes outlined above during the year.

Old National believes that it will achieve cost savings based on the assumption that it will be able to:

•	reduce data processing costs;

•	reduce staff;

•	achieve economies of scale in advertising and marketing budgets;

•	reduce legal and accounting fees; and

•	achieve other savings through reduction or elimination of miscellaneous items such as insurance premiums, travel and automobile expense, and investor relations expenses.

Old National has based these assumptions on its present assessment of where savings could be realized based upon the present independent operations of the two companies. Actual savings in some or all of these areas could be higher or lower than is currently expected.

Old National also believes that the Merger will be beneficial to the customers of TFC as a result of the additional products and services offered by Old National and its subsidiaries and because of the increased lending capability.

Opinion of Financial Advisor to TFC

By letter dated July 30, 2013, TFC entered into an engagement agreement with KBW to render financial advisory and investment banking services to TFC. As part of its engagement, KBW agreed to assist TFC in analyzing, structuring, negotiating and, if appropriate, effecting a transaction between Old National and TFC. KBW also agreed to provide TFC with an opinion as to the fairness to TFC, from a financial point of view, of the per share Merger Consideration in the proposed merger. TFC engaged KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with TFC and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial businesses and their securities in connection with mergers and acquisitions.

On September 9, 2013, the TFC board of directors held a meeting to evaluate the proposed merger. At that meeting, KBW reviewed the financial aspects of the proposed merger and rendered an opinion to the TFC board that, as of such date and based upon and subject to factors and assumptions set forth therein, the per share Merger Consideration in the Merger is fair, from a financial point of view, to TFC. The TFC board of directors approved the Merger Agreement at that meeting.

The full text of KBW’s written opinion, dated September 9, 2013, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this document and is incorporated herein by reference. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion. TFC’s shareholders are urged to read the opinion in its entirety.

KBW has consented to the inclusion of its opinion and to the inclusion of the summary of its opinion in this document. In giving such consent, KBW does not concede that it comes within the category of persons whose consent is required under the Securities Act, or the rules and regulations of the SEC thereunder, nor does it concede that it is an expert within the meaning of the term “expert” as used in the Securities Act or the rules and regulations of the Securities and Exchange Commission thereunder with respect to any part of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part.

KBW’s opinion speaks only as of the date of the opinion and KBW undertakes no obligation to revise or update its opinion. The opinion is directed to the TFC board of directors and addresses only the fairness, from a financial point of view to TFC, of the per share Merger Consideration in the merger. The opinion does not address, and KBW expresses no view or opinion with respect to, (i) the underlying business decision of TFC to engage in the Merger or enter into the Merger Agreement, (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by TFC or the TFC board of directors, (iii) the fairness of the amount or nature of any compensation to any of TFC’s officers directors or employees, or any class of such persons, relative to the compensation to the public shareholders of TFC, (iv) the effect of the Merger on, or the fairness of the consideration to be received by, holders of any class of securities of TFC or any other party to any transaction contemplated by the Agreement, (v) any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the Agreement, or (vi) any legal, regulatory, accounting, tax or similar matters relating to TFC, Old National, their respective shareholders, or relating to or arising out of the Merger, including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes. The opinion has been reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with its opinion, KBW reviewed, analyzed and relied upon material bearing upon the Merger and the financial and operating condition of TFC and Old National and the Merger, including among other things, the following:

•	a draft of the Merger Agreement dated September 6, 2013 (the most recent draft made available to KBW),

•	the Annual Report to Shareholders for the year ended December 31, 2012 and Annual Reports on Form 10-K for the three years ended December 31, 2012 of TFC,

•	the Annual Reports to Shareholders and Annual Reports on Form 10-K for the three years ended December 31, 2012 of Old National,

•

certain interim reports to shareholders and the Quarterly Reports on Form 10-Q for the three months ended March 31, 2013 and the three months ended June 30, 2013 of TFC and Old National, and certain other communications from TFC and Old National to their respective shareholders, and

•	other financial information concerning the businesses and operations of TFC and Old National furnished to KBW by TFC and Old National for purposes of its analysis.

KBW also held discussions with members of senior management of TFC regarding the past and current business operations, regulatory relations, financial condition, and future prospects of the TFC and other matters that KBW deemed relevant to its inquiry. In addition, KBW reviewed the historical and current financial position and results of operations of TFC and Old National, reviewed the assets and liabilities of TFC and Old National, compared certain financial and stock market information for TFC and Old National with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry, and performed other studies and analyses that it considered appropriate. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW by members of senior management of TFC and Old National through the date of such opinion.

In conducting its review and arriving at its opinion, KBW relied upon, and assumed the accuracy and completeness of, all of the financial and other information provided to it or publicly available, and did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon members of the senior management of TFC and Old National as to the reasonableness and achievability of the financial and operating forecasts and projections (and assumptions and bases therefore, including cost savings, operating synergies and merger-related costs) provided to KBW, and KBW assumed that such forecasts and projections reflected the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such senior members of management. KBW also assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act, the Exchange Act and all other applicable federal and state statutes, rules and regulations. As stated in its opinion, KBW is not an expert in the independent valuation of the adequacy of allowances for loan and lease losses, and without independent verification, assumed that the aggregate allowances for loan and lease losses for TFC and Old National are adequate to cover those losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals of any assets or liabilities of TFC or Old National, the collateral securing any such assets or liabilities, or the collectability of any such assets nor did KBW examine or review any individual credit files. KBW did not evaluate the solvency, financial capability or fair value of TFC or Old National under any state or federal laws, including those related to bankruptcy, insolvency or other matters.

The projections and associated assumptions furnished to and used by KBW in certain of its analyses were prepared by TFC’s and Old National’s senior management teams. TFC and Old National do not publicly disclose internal management projections of the type provided to KBW in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections. Any estimates or projections contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates or projections of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty, and KBW expressly disclaims responsibility or liability for their accuracy.

KBW was not asked to, and it did not, offer any opinion as to the terms of the Merger Agreement or the form of the Merger or any aspect of the Merger, other than the per share Merger Consideration, to the extent expressly specified in KBW’s opinion. For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

•	the Merger will be completed substantially in accordance with the terms set forth in the Merger Agreement (the final terms of which will not differ in any respect material to KBW’s analyses from the draft reviewed) with no additional payments or adjustments to the per share Merger Consideration;

•	the representations and warranties of each party in the Merger Agreement and in all related documents and instruments referred to in the Merger Agreement are true and correct;

•	each party to the Merger Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the Merger will be satisfied without any waivers or modifications to the merger Agreement; and

•

in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Merger, including the cost savings, revenue enhancements and related reductions in expenses expected to result from the merger.

KBW further assumed that the merger will be accounted for as a purchase transaction under generally accepted accounting principles, and that the Merger will qualify as a tax-free reorganization for United States federal income tax purposes. KBW’s opinion is not an expression of an opinion as to the prices at which shares of TFC common stock or shares of Old National common stock will trade following the announcement of the Merger or the actual value of the shares of common stock of the combined company when issued pursuant to the Merger, or the prices at which the shares of common stock of the combined company will trade following the completion of the Merger.

In performing its analyses, KBW considered such financial and other factors it deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of TFC and Old National; (ii) the assets and liabilities of TFC and Old National; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. KBW also took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally.

The per share Merger Consideration was determined through negotiation between TFC and Old National and the decision to enter into the Merger was solely that of TFC’s board of directors. In addition, the KBW opinion was among several factors taken into consideration by the TFC board in making its determination to approve the Agreement and the Merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the TFC board with respect to the fairness of the per share Merger Consideration in the Merger.

Summary of Analysis by KBW

The following is a summary of the material financial analyses performed by KBW and presented to the Tower board on September 9, 2013, in connection with rendering the fairness opinion described above. The following summary is not a complete description of the financial analyses performed by KBW in rendering its opinion or the presentation made by KBW to the Tower board, nor does the order of analysis described represent relative importance or weight given to any particular analysis by KBW and is qualified in its entirety by reference to the written opinion of KBW attached as Annex B. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Selecting portions of the analysis or of the summary set forth herein, without considering the analysis as a whole, could create an incomplete view of the processes underlying KBW’s opinion. In arriving at its opinion, KBW considered the results of its entire analysis and KBW did not attribute any particular weight to any analysis or factor that it considered. Rather, KBW made its determination as to fairness on the basis of its experience and professional judgment after considering the results of its entire analysis. The financial analyses summarized below include information presented in tabular format. Accordingly, KBW’s analyses and the summary of its analyses must be considered as a whole and selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

Summary of Proposal. Pursuant to the terms of the Merger Agreement, each share of common stock, no par value per share, of Tower issued and outstanding and not owned by Tower or Old National shall be converted into the right to receive (a) $6.75 per share in cash (the “Cash Consideration”); and (b) 1.2 shares of common stock, no par value per share, of Old National, (the “Stock Consideration”) and collectively with the Cash Consideration, the “Merger Consideration”. The terms and conditions of the merger are more fully set forth in the Agreement which is attached as Annex A to this joint proxy statement/prospectus.

Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Tower to the following banks and bank holding companies traded on the New York Stock Exchange, NYSE MKT Equities or NASDAQ, and headquartered in Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota or Wisconsin, with total assets between $500 million and $1.5 billion, and excluded merger targets as of September 6, 2013. Companies in this group were:

BankFinancial Corporation	West Bancorporation, Inc.
MutualFirst Financial, Inc.	Pulaski Financial Corp.
Mercantile Bank Corporation	First Business Financial Services, Inc.
LNB Bancorp, Inc.	HF Financial Corp.
Ames National Corporation	Hawthorn Bancshares, Inc.
First Citizens Banc Corp	Farmers National Banc Corp.
HopFed Bancorp, Inc.	LCNB Corp.
Community Bank Shares of Indiana, Inc.	Southern Missouri Bancorp, Inc.
Ohio Valley Banc Corp.	NB&T Financial Group, Inc.
First Internet Bancorp	First Savings Financial Group, Inc.
Landmark Bancorp, Inc.	Guaranty Federal Bancshares, Inc.
SB Financial Group, Inc.	Cheviot Financial Corp.
First Clover Leaf Financial Corp.	United Bancshares, Inc.
Mackinac Financial Corporation	Citizens Community Bancorp, Inc.
Westbury Bancorp, Inc.	IF Bancorp, Inc.
United Community Bancorp

Using publicly available information, KBW compared the financial performance, financial condition and market performance of Old National to the following banks and bank holding companies traded on the New York Stock Exchange, NYSE MKT Equities or NASDAQ, and headquartered in Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota or Wisconsin,

with total assets between $4.0 billion and $20.0 billion, and excluded merger targets as of September 6, 2013. Companies in this group were:

Wintrust Financial Corporation	UMB Financial Corporation
PrivateBancorp, Inc.	MB Financial, Inc.
Capitol Federal Financial, Inc.	First Midwest Bancorp, Inc.
Park National Corporation	First Financial Bancorp.
Chemical Financial Corporation	Heartland Financial USA, Inc.
1st Source Corporation	First Merchants Corporation

To perform this analysis, KBW used financial information for the last twelve months (as of the most recently available quarter) and market price information as of September 6, 2013. Earnings estimates for 2013 and 2014 were taken from a nationally recognized earnings estimate consolidator for the selected companies. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in Tower’s and Old National’s historical financial statements.

KBW’s analysis showed the following concerning Tower’s and Old National’s financial performance for the last twelve months:

	Tower	Selected Companies Minimum	Selected Companies Mean	Selected Companies Median	Selected Companies Maximum
Return on Average Assets	1.03%	(1.99)%	0.64%	0.76%	1.32%
Return on Average Equity	10.58%	(15.66)%	6.34%	6.42%	12.81%
Net Interest Margin	3.63%	2.63%	3.44%	3.48%	4.23%
Efficiency Ratio	65.5%	46.8%	68.5%	69.4%	87.7%

	Old National	Selected Companies Minimum	Selected Companies Mean	Selected Companies Median	Selected Companies Maximum
Return on Average Assets	1.02%	(0.05)%	0.84%	0.93%	1.14%
Return on Average Equity	8.12%	(0.47)%	7.65%	8.43%	11.25%
Net Interest Margin	4.11%	1.99%	3.48%	3.64%	4.16%
Efficiency Ratio	66.3%	46.1%	62.9%	63.1%	76.5%

KBW’s analysis showed the following concerning Tower’s and Old National’s financial condition:

	Tower	Selected Companies Minimum	Selected Companies Mean	Selected Companies Median	Selected Companies Maximum
Tangible Common Equity / Tangible Assets	9.03%	5.71%	9.64%	9.70%	16.44%
Total Capital Ratio	16.39%	12.62%	16.88%	17.10%	26.72%
Loans / Deposits	75.4%	51.4%	80.9%	82.9%	103.7%
Loan Loss Reserve / Loans	1.76%	0.46%	1.52%	1.52%	2.39%
Nonperforming Assets / Loans + OREO	3.52%	1.36%	3.59%	3.27%	9.56%
Nonperforming Assets / Assets	2.31%	0.95%	2.37%	2.15%	4.88%
Net Charge-Offs / Average Loans	0.46%	0.01%	0.58%	0.44%	4.10%

	Old National	Selected Companies Minimum	Selected Companies Mean	Selected Companies Median	Selected Companies Maximum
Tangible Common Equity / Tangible Assets	8.65%	5.69%	9.05%	8.53%	17.58%
Total Capital Ratio	15.36%	11.52%	16.28%	15.49%	36.30%
Loans / Deposits	75.7%	54.0%	86.5%	88.8%	125.4%
Loan Loss Reserve / Loans	0.95%	0.16%	1.58%	1.71%	2.45%
Nonperforming Assets / Loans + OREO	3.00%	0.54%	2.37%	2.39%	4.51%
Nonperforming Assets / Assets	1.53%	0.22%	1.56%	1.64%	3.09%
Net Charge-Offs / Average Loans	0.09%	(0.16)%	0.56%	0.51%	2.78%

KBW’s analysis showed the following concerning Tower’s and Old National’s market performance:

	Tower	Selected Companies Minimum	Selected Companies Mean	Selected Companies Median	Selected Companies Maximum
Market Capitalization ($mm)	$74	$33	$90	$75	$198
1-Year Stock Price Change	35.3%	(4.5)%	28.4%	22.4%	137.1%
1-Year Total Return	46.1%	(2.2)%	31.6%	26.6%	141.3%
Year-to-Date Price Change	33.8%	(6.1)%	28.3%	24.0%	93.4%
Stock Price / Book Value per Share	1.21x	0.66x	0.99x	0.94x	1.73x
Stock Price / Tangible Book Value per Share	1.21x	0.69x	1.08x	1.04x	2.12x
Stock Price / 2013 EPS (1)	11.4x	9.0x	14.0x	13.0x	28.6x
Stock Price / 2014 EPS (1)	13.9x	8.4x	13.4x	12.3x	24.8x
Dividend Yield	2.01%	0.00%	1.47%	1.45%	5.50%
LTM Dividend Payout Ratio (1)	51.7%	0.0%	34.2%	25.0%	106.3%

(1)	Consensus earnings estimates for the selected companies per FactSet Research Systems, Inc., as compiled by SNL Financial, as of 9/6/13; earnings estimates for Tower per management guidance.

	Old National	Selected Companies Minimum	Selected Companies Mean	Selected Companies Median	Selected Companies Maximum
Market Capitalization ($mm)	$1,369	$467	$1,208	$1,162	$2,323
1-Year Stock Price Change	(0.1)%	(10.8)%	13.4%	12.7%	34.2%
1-Year Total Return	2.9%	(4.3)%	16.5%	17.3%	36.0%
Year-to-Date Price Change	14.2%	2.9%	18.7%	16.9%	42.2%
Stock Price / Book Value per Share	1.17x	0.92x	1.30x	1.19x	1.89x
Stock Price / Tangible Book Value per Share	1.70x	1.12x	1.61x	1.55x	2.42x
Stock Price / 2013 EPS (1)	13.7x	12.0x	15.8x	14.8x	25.2x
Stock Price / 2014 EPS (1)	12.7x	11.2x	14.8x	14.1x	22.9x
Dividend Yield	2.95%	0.18%	2.06%	1.63%	4.82%
LTM Dividend Payout Ratio (1)	40.0%	3.2%	50.9%	30.7%	208.3%

(1)	Consensus earnings estimates for the selected companies per FactSet Research Systems, Inc., as compiled by SNL Financial, as of 9/6/13.

Selected Transactions Analysis. KBW reviewed publicly available information related to certain selected bank and thrift transactions announced after December 31, 2011 with deal values between $50 million and $200 million with the acquired company’s NPAs to Assets ratio of less than 5.0%.

Acquiror:	Acquired Company:
Mercantile Bank Corporation	Firstbank Corporation
CenterState Banks, Inc.	Gulfstream Bancshares, Inc.
Wilshire Bancorp, Inc.	Saehan Bancorp
First Federal Bancshares of Arkansas, Inc.	First National Security Company
Peoples Financial Services Corp.	Penseco Financial Services Corporation
F.N.B. Corporation	BCSB Bancorp, Inc.
Heartland Financial USA, Inc.	Morrill Bancshares, Inc.
First Merchants Corporation	CFS Bancorp, Inc.
CBFH, Inc.	VB Texas, Inc.
SI Financial Group, Inc.	Newport Bancorp, Inc.
F.N.B. Corporation	PVF Capital Corp.
Renasant Corporation	First M&F Corporation
Lakeland Bancorp, Inc.	Somerset Hills Bancorp
Prosperity Bancshares, Inc.	Coppermark Bancshares, Inc.
Pacific Premier Bancorp, Inc.	First Associations Bank
First PacTrust Bancorp, Inc.	Private Bank of California
WesBanco, Inc.	Fidelity Bancorp, Inc.
Investors Bancorp, Inc. (MHC)	Marathon Banking Corporation
Berkshire Hills Bancorp, Inc.	Beacon Federal Bancorp, Inc.
United Financial Bancorp, Inc.	New England Bancshares, Inc.
Park Sterling Corporation	Citizens South Banking Corporation
Independent Bank Corp.	Central Bancorp, Inc.
PacWest Bancorp	American Perspective Bank
FVNB Corp.	First State Bank
Carlile Bancshares, Inc.	Northstar Financial Corporation
Tompkins Financial Corporation	VIST Financial Corp.
Old National Bancorp	Indiana Community Bancorp

Transaction multiples for the merger were derived from an implied aggregate offer price per share of $23.02. The offer price was based on Old National’s closing price of $13.56 on September 6, 2013 and a fixed exchange ratio of 1.20, plus $6.75 per share in cash. For each transaction referred to above, KBW derived and compared, among other things, the following implied ratios:

•

price per common share paid for the acquired company to tangible book value per share of the acquired company based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition,

•

tangible common equity premium (excess of purchase price over tangible common equity) to core deposits (total deposits less time deposits greater than $100,000) based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition,

•	price per common share paid for the acquired company to last twelve months earnings per share of the acquired company; and

•

price per common share paid for the acquired company as a premium to the closing price of the acquired company one day, one month and three months prior to the announcement of the acquisition (expressed as a percentage and referred to as the one day, one month, and three month market premiums).

The results of the analysis are set forth in the following table:

Transaction Multiples:	Old National / Tower Merger	Selected Transactions Minimum	Selected Transactions Mean	Selected Transactions Median	Selected Transactions Maximum
Price / Tangible Book Value	1.75x	1.00x	1.38x	1.34x	1.79x
Core Deposit Premium	9.8%	0.2%	5.2%	5.1%	11.3%
Price / LTM EPS	15.9x	11.0x	22.5x	19.1x	55.1x
1-Day Market Premium	44.8%	(3.5)%	40.2%	37.0%	83.8%
1-Month Market Premium	46.2%	10.6%	49.9%	43.6%	110.3%
3-Month Market Premium	65.3%	6.8%	56.8%	46.1%	113.1%

No company or transaction used as a comparison in the above analysis is identical to Tower, Old National or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Contribution Analysis. KBW analyzed the relative contribution of Tower and Old National to the pro forma market capitalization, balance sheet and income statement items of the combined entity, including pro forma ownership, assets, gross loans, deposits, tangible common equity, and projected 2014 and 2015 net income available to common. This analysis excluded any purchase accounting adjustments and was based on Tower’s and Old National’s closing prices on September 6, 2013 of $15.90 and $13.56, respectively. To perform this analysis, KBW used financial information as of the three month period ended June 30, 2013. The results of KBW’s analysis are set forth in the following table:

	Old National as a % of Combined Entity	Tower as a % of Combined Entity
Ownership
70.7% stock / 29.3% cash (1.200x exchange ratio)	95%	5%
100% stock (1.698x exchange ratio)	93%	7%

Balance Sheet ($mm)
Assets	93%	7%
Gross Loans	92%	8%
Deposits	92%	8%
Tangible Common Equity	93%	7%

Earnings ($mm)
2014 Est. GAAP Net Income	95%	5%
2015 Est. GAAP Net Income	96%	4%

Market Capitalization ($mm)
Current Market Capitalization	95%	5%

(1)	Total does not include any purchase accounting adjustments

Financial Impact Analysis. KBW performed pro forma merger analyses that combined projected income statement and balance sheet information of Tower and Old National. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were provided by Tower and Old National management, were relied on by KBW, and were used to calculate the financial impact that the merger would have on certain projected financial results of Tower. In the course of this analysis, KBW used earnings estimates for Old National for 2014 and 2015 from a nationally recognized earnings estimate consolidator, and for Tower used earnings estimates as provided by Tower management. This analysis indicated that the merger is expected to be accretive to Old National’s estimated earnings per share in 2014 and 2015. The analysis also indicated that the merger is expected to be dilutive to tangible book value per share for Old National and that Old National is expected to maintain well-capitalized capital ratios. For all of the above analyses, the actual results achieved by Old National following the merger will vary from the estimates used and the projected results, and the variations may be material.

Tower Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis to estimate a range of the present values of after-tax cash flows that Tower could provide to equity holders through 2018 on a stand-alone basis. In performing this analysis, KBW used earnings estimates for 2014 to 2018 from Tower management, and assumed discount rates ranging from 13.0% to 17.0%. The range of values was determined by adding (1) the present value of projected cash flows to Tower shareholders from 2014 to 2018 and (2) the present value of the terminal value of Tower’s common stock. In determining cash flows available to shareholders, KBW assumed balance sheet growth per Tower management and assumed that Tower would maintain a tangible common equity/tangible asset ratio of 8.00% and would retain sufficient earnings to maintain that level. Any earnings in excess of what would need to be retained represented dividendable cash flows for Tower. In calculating the terminal value of Tower, KBW applied multiples ranging from 11.0 times to 15.0 times 2019 forecasted earnings. This resulted in a range of values of Tower from $11.99 to $16.84 per share. The discounted cash flow present value analysis is a widely used valuation methodology that relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Tower.

Pro Forma Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis to estimate a range of the present values of after-tax cash flows that Tower (pro forma for the merger) could provide to equity holders through 2018 on a pro forma basis. In performing this analysis, KBW used earnings estimates for Tower as provided by Tower Management and earnings estimates for Old National based on consensus estimates for 2014 and 2015 and a long term earnings per share growth rate of 3.0% thereafter. Estimates of cost savings, purchase accounting adjustments and restructuring charges were provided by Old National management. KBW assumed discount rates ranging from 11.0% to 15.0% for this analysis. The range of values was determined by adding (i) the present value of projected cash flows to Tower (pro forma for the Merger) shareholders from 2014 to 2018 and (ii) the present value of the terminal value of Tower’s (pro forma for the Merger) common stock. In determining cash flows available to shareholders, KBW assumed Old National balance sheet growth of approximately 2.0% annually and assumed that Old National (pro forma for the Merger) would maintain a tangible common equity/tangible asset ratio of 8.00% and would retain sufficient earnings to maintain these levels. Any earnings in excess of what would need to be retained represented dividendable cash flows for Tower (pro forma for the Merger). In calculating the terminal value of Tower (pro forma for the Merger), KBW applied multiples ranging from 11.0 times to 15.0 times 2019 forecasted earnings. This resulted in a range of share values of Tower (pro forma for the merger) from $19.35 to $25.25 per share. The discounted cash flow present value analysis is a widely used valuation methodology that relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Tower or Old National (pro forma for the Merger).

Engagement of KBW by Tower. The Tower board retained KBW as financial adviser to Tower regarding the Merger. As part of its investment banking business, KBW is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, Tower and Old National. As a market maker in securities, KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of Tower and Old National for KBW’s own account and for the accounts of its customers. To the extent KBW held any such positions, it was disclosed to the Tower board of directors on or before the September 9, 2013, board of director’s meeting.

KBW has acted exclusively for the Tower board of directors in rendering its opinion in connection with the Merger. Pursuant to the KBW engagement agreement, Tower agreed to pay to KBW a cash fee of $200,000 concurrently with the rendering of KBW’s opinion as well as a cash contingent advisory fee equal to approximately $1,542,400 to be paid at the time of closing of the Merger. In addition, pursuant to the engagement agreement, Tower also agreed to reimburse KBW for all reasonable out-of-pocket expenses and disbursements, including fees and reasonable expenses of counsel, incurred in connection with the engagement and to indemnify KBW and related parties against certain liabilities, including but not limited to liabilities under federal securities laws, relating to, or arising out of, its engagement. During the two years preceding the date of its opinion to the Tower board of directors, KBW has not received compensation for investment banking services from Tower, and KBW has not received compensation for investment banking services from Old National.

THE MERGER AGREEMENT

Structure of the Merger

Subject to the terms and conditions of the Merger Agreement, at the completion of the Merger, TFC will merge with and into Old National, with Old National as the surviving corporation of such Merger. The separate existence of TFC will terminate and the TFC common stock will cease to be listed on the NASDAQ Global Market and will be cancelled as a consequence of the Merger. The Old National common shares will continue to be listed on the NASDAQ Global Market under the symbol “ONB”. Simultaneous with the Merger, Tower Bank & Trust Company will be merged with and into Old National Bank, a wholly-owned subsidiary of Old National.

Under the Merger Agreement, the officers and directors of Old National serving at the effective time of the Merger will continue to serve as the officers and directors of Old National after the Merger is consummated.

Merger Consideration

If the Merger is completed, your shares of TFC common stock will be converted into the right to receive 1.20 shares of Old National common stock (the “Exchange Ratio”), subject to adjustment as provided below and $6.75 in cash. No fractional shares of Old National common stock will be issued in the Merger. Instead, Old National will pay to each holder of TFC common stock who otherwise would be entitled to a fractional share of Old National common stock an amount in cash (without interest) determined by multiplying such fraction by the average of the per-share closing prices of a share of Old National common stock during the ten trading days preceding the fifth calendar day preceding the effective time of the Merger (the “Average Old National Closing Price”).

The Exchange Ratio is subject to adjustment as follows:

•

Decrease in Consolidated Shareholders’ Equity. If as of the end of the month prior to the effective time of the Merger the TFC consolidated shareholders’ equity is less than $61,117,844, the Exchange Ratio shall be decreased to a quotient determined by dividing the Adjusted Stock Purchase Price by the total number of shares of TFC common stock outstanding, and further dividing that number by the Average Old National Closing Price. For purposes of the computation, the Adjusted Stock Purchase Price shall be equal to (x) the total Stock Purchase Price, less (y) the difference between $61,117,844 and the TFC Consolidated Shareholders’ Equity as of the end of the month prior to the effective time of the Merger. The Stock Purchase Price shall be the Exchange Ratio in effect at the time of the adjustment multiplied by the Average Old National Closing Price multiplied by the total number of shares of TFC common stock outstanding at the effective time of the Merger. The TFC consolidated shareholders’ equity shall be determined in accordance with generally accepted accounting principles, less (i) the net accumulated other comprehensive income/(loss) as of the Computation Date, determined in accordance with GAAP, and to which shall be added the following:

i.	any accruals, reserves or charges resulting from expenses of the Merger and other transactions contemplated by the Merger Agreement; and

ii.	any accruals, reserves or charges taken by TFC at the request of Old National.

If the Merger closed as of December 19, 2013, there would have been no adjustment to the Merger Consideration based upon the shareholders’ equity provision. The Exchange Ratio remains subject to change, however, based upon the shareholder’ equity (computed in accordance with the terms of the Merger Agreement) as of end of the month before the closing of the Merger.

•	Decrease in Market Price of Old National Common Stock. Additionally, TFC may terminate the Merger Agreement if, at any time during the five-day period commencing on the first date on which all bank regulatory approvals (and waivers, if applicable) necessary for consummation of the Merger have been received (disregarding any waiting period) (the “determination date”), such termination to be effective on the tenth day following such determination date if both of the following conditions are satisfied:

•

the average of the daily closing price of Old National common stock as reported on the NASDAQ Global Market for the ten consecutive trading days immediately preceding the determination date (the “ONB Market Value”) is less than $10.85; and

•

the number obtained by dividing the ONB Market Value by $13.56 (the “Initial ONB Market Value,” which may be adjusted to account for certain transactions involving the stock of Old National, such as a stock dividend, reclassification or similar transaction between the date of the Merger Agreement and the determination date) (the “ONB Ratio”) is less than the quotient (such quotient, the “Index Ratio”) obtained by dividing the average of the daily closing value for the five consecutive trading days immediately preceding the determination date of a group of financial institution holding companies comprising the NASDAQ Bank Index (the “Final Index Price”) by the closing value of the NASDAQ Bank Index on September 9, 2013 (the “Initial Index Price”), minus 0.20.

If TFC elects to exercise its termination right as described above, it must give prompt written notice thereof to Old National. During the five-business day period commencing with its receipt of such notice, Old National shall have the option to increase the consideration to be received by the holders of TFC common stock by adjusting the Exchange Ratio to the lesser of (i) a quotient, the numerator of which is equal to the product of the Initial ONB Market Value, the Exchange Ratio (as then in effect), and the Index Ratio, minus 0.20, and the denominator of which is equal to the ONB Market Value on the determination date; or (ii) the quotient determined by dividing the Initial ONB Market Value by the ONB Market Value on the determination date, and multiplying the quotient by the product of the Exchange Ratio (as then in effect) and 0.80. If Old National elects, it shall give, within such five-business day period, written notice to TFC of such election and the revised Exchange Ratio, whereupon no termination shall be deemed to have occurred and the Merger Agreement shall remain in full force and effect in accordance with its terms (except as the Exchange Ratio shall have been so modified). Because the formula is dependent on the future price of Old National’s common stock and that of the index group, it is not possible presently to determine what the adjusted Merger Consideration would be at this time, but, in general, more shares of Old National common stock would be issued, to take into account the extent by which the average price of Old National’s common stock exceeded the decline in the average price of the common stock of the index group.

Treatment of Options to Acquire Shares of TFC Common Stock

The Merger Agreement provides that each option to acquire shares of TFC common stock outstanding as of the effective date of the Merger will be converted into an option to purchase a number of shares of Old National common stock equal to the product (rounded down to the nearest whole share) of (A) the number of shares of TFC common stock subject to the TFC stock option and (B) the sum of (x) Exchange Ratio plus (y) $6.75 divided by (z) the average of the per share closing prices of a share of Old National common stock as quoted on the NASDAQ Global Market during the ten (10) trading days preceding the fifth (5th) calendar day preceding the effective time of the Merger, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price of such TFC stock option divided by (B) the sum of (x) Exchange Ratio plus (y) $6.75 divided by (z) the average of the per share closing prices of a share of Old National common stock as quoted on the NASDAQ Global Market during the ten (10) trading days preceding the fifth (5th) calendar day preceding the effective time of the Merger. All such options are fully vested. Each converted TFC stock option will continue to be governed by the same terms and conditions as were applicable under the related TFC stock option immediately prior to the effective time of the Merger.

The officers and directors of TFC hold options to purchase 37,935 shares of TFC common stock as of September 30, 2013.

The purchase price of such options will constitute taxable ordinary income to the option-holder.

Treatment of Deferred Stock Units

The Merger Agreement also provides that Old National and TFC will take all requisite action so that, at the effective time of the Merger, each holder of the deferred stock units issued and still outstanding under TFC’s 2006 Equity Incentive Plan (consisting of 5,133 units) will receive cash in the amount equal to the closing price of a share of TFC common stock on the trading day immediately preceding the closing of the Merger.

Treatment of TFC’s 401(k) Plan

The TFC 401(k) plan (“401(k) Plan”) will be terminated no later than the day prior to the effective time of the Merger, and as soon as administratively feasible thereafter the individual account balances of all participants in the 401(k) Plan will be distributed or rolled over to another eligible plan, or to an individual retirement account or annuity, as each participant elects.

Exchange and Payment Procedures

At and after the effective time of the Merger, each certificate representing shares of TFC common stock will represent only the right to receive the Merger Consideration in accordance with the terms of the Merger Agreement. Old National will reserve a sufficient number of shares of Old National common stock to be issued as a part of the Merger Consideration. Promptly after the effective time of the Merger, but in no event more than five business days thereafter, Old National will mail a letter of transmittal to each holder of TFC common stock that will include detailed instructions on how such holder many exchange such holder’s TFC common shares for the Merger Consideration.

Old National will provide a written notice of uncertificated shares to each former TFC registered owner setting forth the number of whole shares of Old National common stock that each holder of TFC common stock has received in the Merger and a check in the amount of any cash that such holder has the right to receive to be delivered to such shareholder upon delivery to Old National of certificates representing such shares of TFC common stock and a properly completed letter of transmittal. Additionally, shareholders will receive cash in lieu of any fractional shares of Old National common stock. No interest will be paid on any Merger Consideration that any such holder shall be entitled to receive.

No dividends or other distributions on Old National common stock with a record date occurring after the effective time of the Merger will be paid to the holder of any unsurrendered old certificate representing shares of TFC common stock converted into the right to receive shares of Old National common stock until the holder surrenders such old certificate in accordance with the Merger Agreement.

The stock transfer books of TFC will be closed immediately at the effective time of the Merger and after the effective time there will be no transfers on the stock transfer records of TFC of any shares of TFC common stock. Old National will be entitled to rely on TFC’s stock transfer books to establish the identity of those persons entitled to receive Merger Consideration. If any old certificate is lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming such old certificate to be lost, stolen, or destroyed and, if required by Old National, the posting by such person of a bond or other indemnity as Old National may reasonably direct as indemnity against any claim that may be made with respect to the old certificate, Old National will issue the Merger Consideration in exchange for such lost, stolen or destroyed certificate.

Dividends and Distributions

Until TFC common stock certificates are surrendered for exchange, any dividends or other distributions declared after the effective time of the Merger with respect to Old National common shares into which shares of TFC common stock may have been converted will accrue but will not be paid. When such certificates have been duly surrendered, Old National will pay any unpaid dividends or other distributions, without interest. After the effective time of the Merger, there will be no transfers on the stock transfer books of TFC of any shares of TFC common stock. If certificates representing shares of TFC common stock are presented for transfer after the completion of the Merger, they will be cancelled and exchanged for the Merger Consideration.

Representations and Warranties

The Merger Agreement contains representations and warranties of TFC, on the one hand, and Old National, on the other hand, to each other, as to, among other things:

•	the corporate organization and existence of each party;

•	the authority of each party to enter into the Merger Agreement, perform its obligations under the Merger Agreement and make it valid and binding;

•	the fact that the Merger Agreement does not conflict with or violate:

•	the articles of incorporation and by-laws of each party,

•	applicable law, and

•	agreements, instruments or obligations of each party;

•	the capitalization of TFC and Old National;

•	each party’s compliance with applicable law;

•	the accuracy of statements made and materials provided to the other party;

•	the absence of material litigation;

•	each party’s financial statements and filings with applicable regulatory authorities;

•	the absence of undisclosed obligations or liabilities;

•	title to its assets;

•	the adequacy of its loan loss reserves;

•	employee benefit plans and related matters;

•	the filing and accuracy of tax returns;

•	the adequacy of each party’s deposit insurance and other policies of insurance;

•	books and records;

•	payments to be made to any brokers or finders in connection with the Merger;

•	Securities and Exchange Commission filings; and

•	Community Reinvestment Act.

In addition, the Merger Agreement contains representations and warranties of TFC to Old National as to:

•	material contracts;

•	loans and investments;

•	the inapplicability to the Merger and the transactions contemplated thereby of the anti-takeover provisions in TFC’s articles of incorporation and by-laws;

•	obligations to employees;

•	events occurring since June 30, 2013;

•	insider transactions;

•	indemnification agreements;

•	shareholder approval;

•	intellectual property;

•	compliance with the Bank Secrecy Act;

•	agreements with regulatory agencies;

•	internal controls;

•	fiduciary accounts; and

•	the receipt of a fairness opinion from TFC’s financial advisor.

None of the representations and warranties of the parties will survive the consummation of the Merger. Additionally, the parties qualified many of the representations and warranties contained in the Merger Agreement with exceptions set forth in disclosure schedules which were separately delivered by each party to the other party to the Merger Agreement.

Conduct of Business Prior to Completion of the Merger

TFC Restrictions

Under the Merger Agreement, TFC has agreed to certain restrictions on its activities until the Merger is completed or terminated. In general, TFC and its subsidiary, Tower Bank & Trust Company, are required to conduct their business diligently, substantially in the manner as it is presently being conducted, and in the ordinary course of business.

The following is a summary of the more significant restrictions imposed upon TFC, subject to the exceptions set forth in the Merger Agreement. Specifically, without the prior consent of Old National, TFC and Tower Bank & Trust Company may not:

•	make any change in the capitalization or the number of issued and outstanding shares of TFC or Tower Bank & Trust Company;

•	authorize a class of stock or issue, or authorize the issuance of, securities other than or in addition to its issued and outstanding common stock as of the date of the Merger Agreement;

•

distribute or pay any dividends on its shares of common stock, or authorize a stock split, or make any other distribution to its shareholders; except that (i) Tower Bank & Trust Company may pay cash dividends to TFC in the ordinary course of business for payment of TFC’s reasonable and necessary business and operating expenses and to provide funds for TFC’s dividends to its shareholders and (ii) TFC may pay to its shareholders its usual and customary cash dividend of no greater than $0.08 per share for any quarterly period, provided that no dividend may be paid by TFC for the quarterly period in which the Merger is scheduled to be consummated or consummated if, during such period, TFC shareholders will become entitled to receive dividends on their shares of Old National common stock received pursuant to the Merger Agreement;

•	redeem any of its outstanding shares of common stock;

•

merge, combine, consolidate, or effect a share exchange with, or sell its assets or any of its securities to any other person, corporation, or entity, or enter into any other similar transaction not in the ordinary course of business;

•

purchase any assets or securities or assume any liabilities of another bank holding company, bank, corporation, or other entity, except in the ordinary course of business necessary in managing its investment portfolio, and then only to the extent such securities have a quality rating of “AAA;”

•	without consent, which consent shall be deemed received unless Old National objects within five business days after receipt of written notice from TFC:

•	to renew or otherwise modify any loan or commitment to lend money, or issue any letter of credit to any person if the loan is an existing credit on the books of TFC or Tower Bank &

Trust Company and (y) is, or in accordance with bank regulatory definitions should be, classified as “Substandard”, “Doubtful” or “Loss” or (z) such loan is in an amount in excess of $100,000 and is, or in accordance with bank regulatory definitions should be, classified as “special mention”;

•

effective one week following the date of the Merger Agreement, make, renew or otherwise modify any loan or loans if immediately after making a loan or loans, such Person would be directly indebted to TFC or Tower Bank & Trust Company in an aggregate amount in excess of $1,000,000;

•

make, renew or otherwise modify any loan or loans secured by an owner-occupied 1-4 single-family residence with a principal balance in excess of $417,000 (except for any such loan or loans secured by an owner-occupied 1-4 single-family residence which Tower Bank & Trust Company originates, underwrites in accordance with the secondary market standards and holds for sale into the secondary market, in which case such dollar threshold shall be $750,000);

•	make, renew or otherwise modify any loan or loans secured by an owner-occupied 1-4 single-family residence with loan-to-values ratios of greater than 80% without private mortgage insurance; or

•

make, renew or otherwise modify any loan which does not conform with TFC’s general credit policy and procedures, is in excess of $50,000 and exceeds 120 days to maturity (notice to Old National of such proposed loan shall set forth, with specificity, the manner in which such loan does not conform to TFC’s general credit policy and procedures).

•

except as contemplated by the Merger Agreement, acquire or dispose of any real or personal property or fixed asset constituting a capital investment in excess of $100,000 individually or $250,000 in the aggregate;

•

make any investment subject to any restrictions, whether contractual or statutory, which materially impairs the ability of TFC or Tower Bank & Trust Company to dispose freely of such investment at any time, or subject any of their properties or assets to a mortgage, lien, claim, charge, option, restriction, security interest, or encumbrance, except for tax and other liens that arise by operation of law and with respect to which payment is not past due or is being contested in good faith by appropriate proceedings, and except for pledges or liens required to be granted in connection with acceptance by TFC or Tower Bank & Trust Company of government deposits and pledges or liens in connection with Federal Home Loan Bank borrowings;

•

except as contemplated by the Merger Agreement, promote to a new position (other in the ordinary course of business except with respect to a promotion to a senior officer position) or increase the rate of compensation, or enter into any agreement to promote to a new position (other in the ordinary course of business except with respect to a promotion to a senior officer position) or increase the rate of compensation, of any director, officer, or employee of TFC or Tower Bank & Trust Company, or modify, amend, or institute new employment policies or practices, or enter into, renew, or extend any employment, indemnity, reimbursement, consulting, compensation or severance agreements with respect to any present or former directors, officers, or employees of TFC or Tower Bank & Trust Company;

•

except as contemplated by the Merger Agreement, execute, create, institute, modify, amend or terminate any pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation or depreciation right, or profit sharing plans; any employment, deferred compensation, consulting, bonus, or collective bargaining agreement; any group insurance or health contract or policy; or any other incentive, retirement, welfare, or employee welfare benefit plan, agreement, or understanding for current or former directors, officers, or employees of TFC or Tower Bank & Trust Company; or change the level of benefits or payments under any of the foregoing, or increase or decrease any severance or termination of pay benefits or any other fringe or employee benefits other than as required by law or regulatory authorities or the terms of any of the foregoing;

•	amend, modify, or restate TFC’s or Tower Bank & Trust Company’s respective organizational documents;

•

give, dispose of, sell, convey, or transfer, assign, hypothecate, pledge, or encumber, or grant a security interest in or option to or right to acquire any shares of common stock or substantially all of the assets (other than in the ordinary course consistent with past practice) of TFC or Tower Bank & Trust Company, or enter into any agreement or commitment relative to the foregoing;

•

fail to accrue, pay, discharge and satisfy all debts, liabilities, obligations, and expenses, including, without limitation, trade payables, incurred in the regular and ordinary course of business as such debts, liabilities, obligations, and expenses become due, unless the same are being contested in good faith;

•	issue, or authorize the issuance of, any securities convertible into or exchangeable for any shares of the capital stock of TFC or Tower Bank & Trust Company;

•

except for obligations disclosed within the Merger Agreement, FHLB advances, federal funds purchased by Tower Bank & Trust Company, trade payables and similar liabilities and obligations incurred in the ordinary course of business and the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected in the TFC financial statements or the subsequent TFC financial statements, borrow any money or incur any indebtedness including, without limitation, through the issuance of debentures, or incur any liability or obligation (whether absolute, accrued, contingent or otherwise), in an aggregate amount exceeding $100,000;

•	open, close, move, or, in any material respect, expand, diminish, renovate, alter, or change any of its offices or branches other than as contemplated in the Merger Agreement;

•	pay or commit to pay any management or consulting or other similar type of fees other than as contemplated in the Merger Agreement;

•

change in any material respect its accounting methods, except as may be necessary and appropriate to conform to changes in tax laws requirements, changes in GAAP or regulatory accounting principles or as required by TFC’s independent auditors or its regulatory authorities;

•

change in any material respects its underwriting, operating, investment or risk management or other similar policies of TFC or Tower Bank & Trust Company except as required by applicable law or policies imposed by any regulatory authority or governmental entity;

•

make, change or revoke any material tax election, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, settle any material tax claim or assessment or surrender any right to claim a refund of a material amount of taxes; or

•

enter into any contract, agreement, lease, commitment, understanding, arrangement, or transaction or incur any liability or obligation, other than as specifically contemplated under the Merger Agreement, requiring payments by TFC or Tower Bank & Trust Company that exceed $100,000, whether individually or in the aggregate, or that is not a trade payable or incurred in the ordinary course of business.

Old National Restrictions

The following is a summary of the more significant restrictions imposed upon Old National, subject to the exceptions set forth in the Merger Agreement. In particular, Old National may not knowingly:

•

take any action that is intended or reasonably likely to result in any of its representations and warranties set forth in the Merger Agreement being or becoming untrue in any respect at or prior to the effective time of the Merger, any of the conditions to the Merger not being satisfied, a material violation of any provision of the Merger Agreement, or a delay in the consummation of the Merger, except, in each case, as may be required by applicable law or regulation.

Covenants

In addition to the restrictions noted above, TFC and Old National have agreed to take several other actions, such as:

•	in the case of TFC, to submit the Merger Agreement to its shareholders at a meeting to be called and held at the earliest possible reasonable date;

•

in the case of TFC, to proceed expeditiously, cooperate fully and use commercially reasonable efforts to assist Old National in procuring all consents, authorizations, approvals, registrations and certificates, in completing all filings and applications and in satisfying all other requirements prescribed by law which are necessary for consummation of the Merger, and to ensure that any materials or information provided by TFC to Old National for use by Old National in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading;

•	in the case of TFC, to use commercially reasonable efforts to obtain any required third party consents to agreements, contracts, commitments, leases, instruments and documents;

•

in the case of TFC, to use commercially reasonable efforts to maintain insurance on its assets, properties and operations, fidelity coverage and directors’ and officers’ liability insurance in such amounts and with regard to such liabilities and hazards as were insured by TFC as of the date of the Merger Agreement;

•

in the case of TFC, to continue to accrue reserves for employee benefits and Merger related expenses, and to consult and cooperate in good faith with Old National on (i) conforming the loan and accounting policies and practices of TFC to those policies and practices of Old National for financial accounting and/or income tax reporting purposes; (ii) determining the amount and timing for recognizing TFC’s expenses of the Merger; provided, that no such modifications need be effected prior to the 5th day preceding the closing date of the Merger and until Old National has certified to TFC that all conditions to the obligation of Old National to consummate the Merger have been satisfied;

•	to coordinate with each other prior to issuing any press releases;

•	in the case of TFC and Old National, to supplement, amend and update the disclosure schedules to the Merger Agreement as necessary;

•

in the case of TFC and Old National, to give the other party’s representatives and agents, including investment bankers, attorneys or accountants, upon reasonable notice, access during normal business hours throughout the period prior to the effective time of the Merger to the other party’s properties, facilities operations, books and records;

•

in the case of TFC and Old National, to deliver updated financial statements, any reports, notices or proxy statements sent by either party to any governmental authority, and any orders issued by any governmental authority, to the other party when available;

•

in the case of TFC, to cooperate with an environmental consulting firm designated by Old National in the conduct by such firm of a phase one and/or phase two environmental investigation on all real property owned or leased by TFC or Tower Bank & Trust Company as of the date of the Merger Agreement, and any real property acquired or leased by TFC or Tower Bank & Trust Company after the date of the Merger Agreement;

•

in the case of TFC and Old National, to not knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in the Merger Agreement being or becoming untrue in any material respect, (ii) any of the conditions to the Merger not being satisfied, (iii) a material violation of any provision of the Merger Agreement, or (iv) a material delay in the consummation of the Merger;

•	in the case of TFC, not to create any employment contract, agreement or understanding with or employment rights for any of the officers or employees of TFC or Tower Bank & Trust Company, or prohibit or restrict Old National from changing, amending or terminating any employee benefits provided to its employees from time to time, without the consent of Old National;

•

in the case of TFC, to take such actions as necessary to terminate the Tower Financial Corporation 401(k) Plan as of the day prior to the effective time of the Merger, and to thereafter to distribute or otherwise transfer the account balances of participants in accordance with the applicable plan termination provisions;

•

in the case of TFC, to take all actions necessary to assign any TFC group insurance policies to Old National as of the effective time of the Merger and to provide Old National with all necessary financial, enrollment, eligibility, contractual and other information related to TFC’s welfare benefit and cafeteria plans to assist Old National in the administration of such plans after the effective time of the Merger;

•

in the case of TFC and Old National, to take such actions that will cause any shares of TFC common stock owned by executive officers and directors of TFC and canceled in the Merger to qualify for the short-swing trading exemptions provided in Rule 16b-3(d) under the 1934 Act;

•

in the case of Old National, to take such actions as are necessary for Old National to assume the obligations of TFC under any indenture or other agreement to which TFC is a party with respect to trust preferred securities;

•

in the case of TFC, to receive within ten days of the date of the Merger Agreement the written fairness opinion of KBW that the Merger Consideration is fair to the shareholders of TFC from a financial point of view;

•	in the case of Old National, to file all applications and notices to obtain the necessary regulatory approvals for the transactions contemplated by the Merger Agreement;

•	in the case of Old National, to file a registration statement with the SEC covering the shares of Old National common stock to be issued to TFC shareholders pursuant to the Merger Agreement;

•

in the case of Old National, to make available to the officers and employees of TFC who continue as employees after the effective time, substantially the same benefits, including severance benefits, as Old National offers to similarly situated officers and employees, including credit for prior service with TFC and Tower Bank & Trust Company for purposes of eligibility and vesting;

•	in the case of Old National, amend its Old National Bancorp Employee Stock Ownership and Savings Plan to permit participation by TFC employees from and after the effective time;

•

in the case of Old National, to permit retirees of TFC participating in TFC’s health plan to participate in Old National’s health plans in accordance with their terms if TFC’s health plan is terminated by Old National;

•	in the case of Old National, on the effective time, to permit TFC’s employees to be subject to Old National’s vacation policy;

•

in the case of Old National, on the effective time of the Merger, assume all obligations under the Employment Agreements, Change in Control Agreements and Retention Agreements for certain employees of TFC and Tower Bank & Trust Company;

•

in the case of Old National, maintain a directors’ and officers’ liability insurance policy for one year after the effective time of the Merger to cover the present and former officers and directors of TFC and Tower Bank & Trust Company with respect to claims against such directors and officers arising from facts or events which occurred before the effective time, and for six years after the effective time, continue the indemnification and exculpation rights of the present and former officers and directors of TFC and Tower Bank & Trust Company against all losses, expenses, claims, damages, or liabilities arising out of actions or omissions occurring on or prior to the effective time to the full extent then permitted under the articles of incorporation or by-laws of TFC or Tower Bank & Trust Company or any indemnification arrangement or agreement disclosed to Old National.

The Merger Agreement also contains certain additional covenants relating to employee benefits and other matters pertaining to officers and directors. See “The Merger Agreement—Employee Benefit Matters” and “Interests of Certain Directors and Officers of TFC in the Merger.”

Acquisition Proposals by Third Parties

Until the Merger is completed or the Merger Agreement is terminated, TFC has agreed that it, and its officers, directors and representatives, and those of Tower Bank & Trust Company, will not:

•	Solicit, initiate or knowingly encourage or facilitate, any inquiries, offers or proposals to acquire TFC; or

•	Initiate, participate in or knowingly encourage any discussions or negotiations or otherwise knowingly cooperate regarding an offer or proposal to acquire TFC.

TFC may, however, furnish information regarding TFC to, or enter into and engage in discussion with, any person or entity in response to a bona fide unsolicited written proposal by the person or entity relating to an acquisition proposal, or change or withhold its recommendation to TFC’s shareholders regarding the Merger if:

•

TFC’s board of directors (after consultation with its financial advisors and outside legal counsel) determines in good faith that such proposal may be or could be superior to the Merger for TFC’s shareholders and the failure to consider such proposal would likely result in a breach of the fiduciary duties of TFC’s board of directors;

•	TFC provides any information to Old National that it intends to provide to a third party; and

•

TFC notifies Old National that it is prepared to change or withhold its recommendation to TFC’s shareholders in response to a superior proposal, and provides Old National with the most current version of any proposed written agreement or letter of intent relating to the superior proposal, and Old National fails, within five days, to make a proposal that would, in the reasonable good faith judgment of the TFC board of directors (after consultation with financial advisors and outside legal counsel) cause the offer that previously constituted a superior proposal to no longer constitute a superior proposal.

For purposes of the Merger Agreement, the term “superior proposal” means any acquisition proposal relating to TFC or Tower Bank & Trust Company, or to which TFC or Tower Bank & Trust Company may become a party, that the TFC board of directors determines in good faith (after having received the advice of its financial advisors and outside legal counsel) to be (i) more favorable to the shareholders and other constituencies of TFC, including but not limited to, from a financial point of view, than the Merger (taking into account all the terms and conditions of the proposal and the Merger Agreement, including the $4,500,000 termination fee) and (ii)  reasonably capable of being completed without undue delay.

Conditions to the Merger

The obligation of Old National and TFC to consummate the Merger is subject to the satisfaction or waiver, on or before the completion of the Merger, of a number of conditions, including:

•	The Merger Agreement must receive the approval of TFC’s shareholders;

•

The representations and warranties made by the parties in the Merger Agreement must be true, accurate and correct in all material respects as of the effective date of the Merger unless the inaccuracies do not or will not have a Material Adverse Effect (as defined below) on the party making the representations and warranties. For purposes of the Merger Agreement, Material Adverse Effect is defined to mean any effect which is material and adverse to the results of operations, properties, assets, liabilities, conditions (financial or otherwise), value or business of TFC and its subsidiaries, taken as a whole, or Old National and its subsidiaries, taken as a whole, or which would materially impair the ability of TFC or Old National to perform its obligations under the Merger Agreement or otherwise materially threaten or impede the consummation of the Merger and the other transactions contemplated by the Merger Agreement; provided, however, that a Material Adverse Effect shall not include the impact of: (a) changes in banking and similar laws of general applicability to banks or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks or their holding companies generally, (c) effects of any action or omission taken by TFC with the prior written consent of Old National, (d) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with the Merger Agreement or the transactions contemplated therein, (e) the impact of the announcement of the Merger Agreement and the transactions contemplated thereby, and compliance with the Merger Agreement on the business, financial condition or results of operations of TFC and its subsidiaries or Old National and its subsidiaries, and (f) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices; provided that, in no event shall a change in the trading price of TFC common stock, by itself, or Old National common stock, by itself, be considered to constitute a Material Adverse Effect on TFC and its subsidiaries or Old National and its subsidiaries, taken as a whole (the foregoing proviso does not however prevent or otherwise affect a determination that any effect underlying such decline has resulted in a Material Adverse Effect); and provided further, that without regard to any other provision of the Merger Agreement, a Material Adverse Effect shall be deemed to have occurred in the event of the imposition of a formal regulatory enforcement action against TFC or Tower Bank & Trust Company following the date of the Merger Agreement;

•

Old National shall have registered its shares of Old National common stock to be issued to shareholders of TFC in the Merger with the SEC, and all state securities and blue sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received, the Registration Statement on Form S-4, of which this proxy statement/prospectus is a part, shall have been declared effective by the Securities and Exchange Commission and no stop order suspending the effectiveness of the Registration Statement can have been issued or threatened;

•

All regulatory approvals required to consummate the transactions contemplated by the Merger Agreement shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which the Old National or TFC board of directors reasonably determines in good faith would either (i) have a Material Adverse Effect on TFC (or in the case of TFC, on Old National) or (ii) reduce the benefits of the Merger to such a degree that Old National (or in the case of TFC, that TFC) would not have entered into the Merger Agreement had such conditions, restrictions or requirements been known; and

•

None of Old National, TFC or Tower Bank & Trust Company, or any of Old National’s subsidiaries shall be subject to any statute, rule, regulation, injunction, order or decree which prohibits, prevents or makes illegal completion of the Merger, and no material claim, litigation or proceeding shall have been initiated or threatened relating to the Merger Agreement or the Merger.

The obligation of Old National to consummate the Merger also is subject to the fulfillment of other conditions, including:

•

TFC and Tower Bank & Trust Company must have performed, in all material respects, all of their covenants and agreements as required by the Merger Agreement at or prior to the effective time of the Merger;

•

Old National must have received from TFC at the closing of the Merger all the items, documents, and other closing deliveries of TFC, in form and content reasonably satisfactory to Old National, required by the Merger Agreement;

•	Old National must have received an opinion from Krieg DeVault LLP that the Merger constitutes a tax free “reorganization” for purposes of Section 368 of the Internal Revenue Code, as amended;

•

Old National must have received a letter of tax advice, in a form satisfactory to Old National, from TFC’s outside, independent certified public accountants to the effect that any amounts that are paid by TFC or Tower Bank & Trust Company before the effective time of the Merger, or required under TFC’s employee benefit plans or the Merger Agreement to be paid at or after the effective time, to persons who are “disqualified individuals” under Section 280G of the Internal Revenue Code with respect to TFC, Tower Bank & Trust Company, or their successors, and that otherwise should be allowable as deductions for federal income tax purposes, should not be disallowed as deductions for such purposes by reason of Section 280G of the Code;

•	The Old National common stock to be issued to TFC shareholders must have been approved for listing on the NASDAQ Global Market, subject to official notice of issuance;

•	As of ten days prior to the closing of the Merger, TFC shall not hold TFC delinquent loans in excess of $24 million;

•	As of the end of the month prior to the effective time, the TFC consolidated shareholders’ equity (as adjusted under the Merger Agreement) shall not be less than $57,117,844.

The obligation of TFC to consummate the Merger also is subject to the fulfillment of other conditions, including:

•	Old National must have performed, in all material respects, all of its covenants and agreements as required by the Merger Agreement at or prior to the effective time of the Merger;

•

TFC must have received from Old National at the closing of the Merger all the items, documents, and other closing deliveries of Old National, in form and content reasonably satisfactory to TFC, required by the Merger Agreement;

•	The shares of Old National common stock to be issued as part of the Merger must have been approved for listing on the NASDAQ Global Market, subject to official notice of issuance; and

•	TFC must have received an opinion from Krieg DeVault LLP that the Merger constitutes a “reorganization” for purposes of Section 368 of the Code, as amended.

Expenses

Except as otherwise provided in the Merger Agreement, TFC and Old National will be responsible for their respective expenses incidental to the Merger.

Employee Benefit Matters

The Merger Agreement requires Old National to make available to the officers and employees of TFC and Tower Bank & Trust Company who continue as employees of Old National or any subsidiary substantially the same employee benefits, including severance, on substantially the same terms and conditions as Old National offers to similarly situated officers and employees. TFC and Tower Bank & Trust Company employees will receive full credit, after the Merger, for all prior service with TFC, Tower Bank & Trust Company, or their predecessors for purposes of any applicable eligibility and vesting service requirements under any of Old National’s employee benefit plans. TFC and Tower Bank & Trust Company employees who become employees of Old National or any of its subsidiaries will become eligible to participate in Old National’s employee benefit plans as soon as reasonably practicable after the effective time of the Merger, or if later, as of the termination of the corresponding TFC benefit plan. In the event that Old National determines, in its discretion, to terminate the TFC health plan, retirees of TFC and Tower Bank & Trust Company who are participating the TFC health plan as of the date it is terminated will be eligible to participate in the Old National health plans in accordance with the terms of those plans. Continuing employees, if they initially become covered under Old National’s medical, dental, and health plans for less than a full calendar year, will not be subject to any deductibles, co-pays, waiting periods or pre-existing condition limitations under such plans of Old National or its subsidiaries other than those to which they otherwise would have been subject under the medical, dental and health plans of TFC or Tower

Bank & Trust Company for the calendar year in which they cease to be covered under such plan of TFC or Tower Bank & Trust Company. Retirees of TFC participating in the TFC health plan who become covered under Old National’s health plan will not be subject to any waiting periods or additional pre-existing condition limitations under Old National’s health plan.

TFC or Tower Bank & Trust Company, as applicable, shall terminate each nonqualified deferred compensation plan for employees and/or directors sponsored by TFC or Tower Bank & Trust Company. Accrued benefits under the plans will be distributed on, or prior to, the closing date of the Merger.

TFC or Tower Bank & Trust Company shall continue all incentive and/or bonus plans through December 31, 2013. All incentive or bonus compensation which is earned based on performance metrics achieved under those plans, as of December 31, 2013, shall be paid in a lump sum on the earlier of the date of the closing of the Merger and March 31, 2014, as required in the plan documents. Effective January 1, 2014, employees of TFC or Tower Bank & Trust Company who are covered by an incentive and/or bonus plan will continue to be covered by either a TFC or Tower Bank & Trust Company incentive or bonus plan, or an Old National or Old National subsidiary incentive or bonus plan, as determined by Old National in its sole discretion. To the extent Old National determines not to cover any TFC or Tower Bank & Trust Company employee under a TFC or Tower Bank & Trust Company incentive or bonus plan, that plan will be terminated effective as of the later of the date of such determination or December 31, 2013.

TFC or Tower Bank & Trust Company, as applicable, shall make payment under the terminated Supplemental Executive Retirement Plan (“SERP”) sponsored by TFC or Tower Bank & Trust Company. Accrued benefits under the SERP will be distributed January 3, 2014.

As of the effective time, Old National shall amend, as necessary, the Old National Bancorp Employee Stock Ownership and Savings Plan (Old National KSOP) so that from and after the effective time continuing employees will accrue benefits pursuant to the Old National KSOP and continuing employees shall receive credit for eligibility and vesting purposes for the service of such employees with TFC and its subsidiaries or their predecessors prior to the effective time, as if such service were with Old National or its subsidiaries.

After the effective time, Old National shall continue to maintain all fully insured employee welfare benefit and cafeteria plans currently in effect at the effective time until such time as Old National determines to modify or terminate any or all of those plans.

Notwithstanding any contrary provision of Old National’s severance pay plan (the “Severance Policy”), for purposes of calculating the severance benefits payable under the Severance Policy, each TFC Employee shall be given full credit for prior years of employment with TFC or Tower Bank & Trust Company.

Continuing employees shall be subject to Old National’s vacation policy as of the effective time of the Merger. Additionally, at the effective time, continuing employees shall be entitled to reimbursement for business related travel pursuant to Old National’s reimbursement policy and sick time pursuant to Old National’s sick time policy. All accrued and unpaid sick time of TFC employees at the effective time of the Merger, up to but not beyond 160 hours per employee, will be carried over to Old National’s sick time policy.

After the Merger Old National shall provide COBRA continuation coverage for each qualified beneficiary entitled to such coverage under applicable federal law.

Termination

Subject to conditions and circumstances described in the Merger Agreement, either Old National or TFC may terminate the Merger Agreement if, among other things, any of the following occur:

•	TFC shareholders do not approve the Merger Agreement at the TFC special meeting;

•

any governmental authority shall have issued an order, decree, judgment or injunction that permanently restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Merger, and such order shall have become final and non-appealable, or if any consent or approval of a governmental authority whose consent or approval is required to consummate the Merger has been denied;

•	the Merger has not been consummated by June 30, 2014 (provided the terminating party is not then in willful breach of the Merger Agreement); or

•	the respective Boards of Directors of Old National and TFC mutually agree to terminate the Merger Agreement.

Additionally, Old National may terminate the Merger Agreement at any time prior to the effective time of the Merger if any of the following occur:

•	any event shall have occurred which is not capable of being cured prior to June 30, 2014 and would result in a condition to the Merger not being satisfied;

•

TFC breaches or fails to perform any of its representations, warranties or covenants contained in the Merger Agreement which breach or failure to perform would give rise to the failure of a condition to the Merger, and such condition is not capable of being cured by June 30, 2014, or has not been cured by TFC within 20 business days after TFC’s receipt of written notice of such breach from Old National;

•	there has been a Material Adverse Effect on TFC on a consolidated basis as of the effective time, as compared to that in existence as of September 9, 2013;

•	Old National elects to exercise its right of termination pursuant to the Merger Agreement regarding certain environmental matters (see “Environmental Inspections”); or

•	TFC’s Board of Directors shall fail to include its recommendation to approve the Merger in the proxy statement/prospectus related to TFC’s special shareholders’ meeting;

•

TFC’s board of directors, after receiving an acquisition proposal from a third party, has withdrawn, modified or changed its approval or recommendation of the Merger Agreement and approved or recommended an acquisition proposal with a third party;

•	TFC shall have entered into, or publicly announced its intention to enter into, a definitive agreement, agreement in principle or letter of intent with respect to an acquisition proposal;

•

if the TFC Board fails to publicly reaffirm its recommendation of Merger Agreement, the Merger or the other transactions contemplated by Merger Agreement within five business days of a written request by Old National to provide such reaffirmation; or

•	a quorum could not be convened at the meeting of the shareholders of TFC or at a reconvened meeting held at any time prior to June 30, 2014.

TFC may terminate the Merger Agreement at any time prior to the effective time of the Merger if any of the following occur:

•	any event shall have occurred which is not capable of being cured prior to June 30, 2014 and would result in a condition to the Merger not being satisfied;

•

Old National breaches or fails to perform any of its representations, warranties or covenants contained in the Merger Agreement which breach or failure to perform would give rise to the failure of a condition to the Merger, and such condition is not capable of being cured by June 30, 2014, or has not been cured by Old National within 20 business days after Old National’s receipt of written notice of such breach from TFC; or

•	there has been a Material Adverse Effect on Old National on a consolidated basis as of the effective time, as compared to that in existence as of September 9, 2013.

Additionally, TFC may terminate the Merger Agreement if, at any time during the five-day period commencing on the first date on which all bank regulatory approvals (and waivers, if applicable) necessary for consummation of the Merger have been received (disregarding any waiting period) (the “determination date”), such termination to be effective the tenth day following such date if both of the following conditions are satisfied:

•

the average of the daily closing prices of Old National common stock as reported on the NASDAQ Global Market for the ten consecutive trading days immediately preceding the determination date (the “Old National Market Value”) is less than $10.85; and

•

the number obtained by dividing the Old National Market Value by $13.56 (the “Initial Old National Market Value,” which may be adjusted to account for certain transactions involving the stock of Old National, such as a stock dividend, reclassification or similar transaction between September 9, 2013 and the determination date) (the “Old National Ratio”) is less than the number (such number, the “Index Ratio”) obtained by dividing the average of the daily closing value for the five consecutive trading days immediately preceding the determination date of a group of financial institution holding companies comprising the NASDAQ Bank Index (the “Final Index Price”) by the closing value of a group of financial institution holding companies comprising the NASDAQ Bank Index on September 9, 2013 (the “Initial Index Price”), minus 0.20.

If TFC elects to exercise its termination right as described above, it must give prompt written notice thereof to Old National. During the five business day period commencing with its receipt of such notice, Old National shall have the option to increase the consideration to be received by the holders of TFC common stock by adjusting the Exchange Ratio to equal the lesser of (i) a quotient, the numerator of which is equal to the product of the Initial Old National Market Value, the Exchange Ratio (as then in effect), and the Index Ratio, minus 0.20, and the denominator of which is equal to Old National Market Value on the determination date; or (ii) the quotient determined by dividing the Initial Old National Market Value by the Old National Market Value on the determination date, and multiplying the quotient by the product of the Exchange Ratio (as then in effect) and 0.80. If Old National elects, it shall give, within such five business day period, written notice to TFC of such election and the revised Exchange Ratio, whereupon no termination shall be deemed to have occurred and the Merger Agreement shall remain in full force and effect in accordance with its terms (except as the Exchange Ratio shall have been so modified). Because the formula is dependent on the future price of Old National’s common stock and that of the index group, it is not possible presently to determine what the adjusted Merger Consideration would be at this time, but, in general, more shares of Old National common stock would be issued, to take into account the extent by which the average price of Old National’s common stock exceeded the decline in the average price of the common stock of the index group.

Under certain circumstances described in the Merger Agreement, a $4,500,000 termination fee may be payable by TFC to Old National if the Merger Agreement is terminated and the Merger is not consummated. See “The Merger Agreement--Termination Fee.”

Termination Fee

TFC shall pay Old National a $4,500,000 termination fee if the Merger Agreement is terminated for any of the following reasons:

•

If Old National terminates the Merger Agreement because TFC’s board of directors fails to include its recommendation to approve the Merger in the proxy statement/prospectus delivered to shareholders or has withdrawn, modified or changed its approval or recommendation of the Merger Agreement or approves or publicly recommends an acquisition proposal with a third party, or TFC has entered into or publicly announced an intention to enter into another acquisition proposal;

•

if the TFC Board fails to publicly reaffirm its recommendation of the Merger Agreement, the Merger or the other transactions contemplated in the Merger Agreement within five business days of a written request by Old National to provide such reaffirmation;

•

If either party terminates the Merger Agreement because it is not approved by the requisite vote of the shareholders of TFC at the meeting called for such purpose or by Old National because a quorum could not be convened at TFC’s shareholder meeting called to approve the Merger and, prior to the date that is twelve months after such termination TFC or Tower Bank & Trust Company enters into any acquisition agreement with a third party or an acquisition proposal is consummated, provided, however, that in such case TFC shall only be liable to pay Old National the amount of the termination fee less the amount of any Old National’s expenses previously paid to Old National as contemplated in the Merger Agreement; or

•

If either party terminates the Merger Agreement because the consummation of the Merger has not occurred by June 30, 2014 and (A) prior to the date of such termination an acquisition proposal was made by a third party and (B) prior to the date that is twelve months after such termination, TFC or Tower Bank & Trust Company enters into any acquisition agreement or any acquisition proposal is consummated.

In the event that the Merger Agreement is terminated by either party as a result of the failure of TFC’s shareholders to approve the Merger Agreement and the Merger by the requisite vote or by Old National if a quorum could not be convened at the meeting of shareholders of TFC or at a reconvened meeting held at any time prior to or on the June 30, 2014, then TFC shall promptly (but in any event within two business days) remit payment to Old National following receipt of an invoice therefor all of Old National’s actual and reasonably documented out of pocket fees and expenses (including reasonable legal fees and expenses) actually incurred by Old National and its affiliates on or prior to the termination of the Merger Agreement in connection with the transactions contemplated by the Merger Agreement as directed by Old National in writing.

Management and Operations After the Merger

Old National’s officers and directors serving at the effective time of the Merger shall continue to serve as Old National’s officers and directors until such time as their successors have been duly elected and qualified or until their earlier resignation, death, or removal from office. Old National’s Articles of Incorporation and By-laws in existence as of the effective time of the Merger shall remain Old National’s Articles of Incorporation and By-laws following the effective time, until such Articles of Incorporation and By-laws are further amended as provided by applicable law.

Environmental Inspections

Under the Merger Agreement, Old National has the right to terminate the Merger Agreement and not consummate the transaction if any of the real estate owned by TFC or Tower Bank & Trust Company is determined to be contaminated and the cost to remediate such contamination would be estimated in good faith to exceed $1.5 million. In order for Old National to avail itself of this termination provision, it is required to request that Phase I environmental investigations be commenced with respect to such real estate. Old National is currently in the process of obtaining such environmental investigations.

Effective Time of Merger

Unless otherwise mutually agreed to by the parties, the effective time of the Merger will occur on the last business day of the month following the fulfillment of all conditions precedent to the Merger and the expiration of all waiting periods in connection with the bank regulatory applications filed for the approval of the Merger. The parties currently anticipate closing the Merger in the first quarter of 2014.

Regulatory Approvals for the Merger

Under the terms of the Merger Agreement, the Merger cannot be completed until Old National receives necessary regulatory approvals, which include the approval of the Office of the Comptroller of the Currency and the Federal Reserve Board. Old National has filed applications with each regulatory authority to obtain the approvals. Old National has responded to information requests from the regulatory authorities regarding its applications and is in the process of responding to a public comment letter regarding the application filed with the Federal Reserve. Old National cannot be certain when the necessary regulatory approvals will be obtained or if they will be obtained.

Voting Agreements

As of the record date, the directors of TFC beneficially owned 1,023,072 shares or approximately 21.9% of the outstanding shares of TFC common stock, excluding shares subject to options currently exercisable but not exercised. In connection with the execution of the Merger Agreement, the directors of TFC each executed a voting agreement pursuant to which they agreed to vote their shares, and to use reasonable efforts to cause all shares owned by such director jointly with another person or by such director’s spouse to be voted, in favor of the Merger.

Accounting Treatment of the Merger

Old National will account for the Merger under the “acquisition” method of accounting in accordance with United States’ generally accepted accounting principles. Using the purchase method of accounting, the assets (including identified intangible assets) and liabilities of TFC will be recorded by Old National at their respective fair values at the time of the completion of the Merger. The excess of Old National’s purchase price over the net fair value of the tangible and identified intangible assets acquired over liabilities assumed will be recorded as goodwill.

NASDAQ Global Market Listing

Old National common stock currently is listed on the NASDAQ Global Market under the symbol “ONB.” The shares to be issued to the TFC shareholders in the Merger will be eligible for trading on the NASDAQ Global Market.

No Dissenters’ Rights of Appraisal

Dissenters’ rights are statutory rights that, if available under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Dissenters’ rights are not available in all circumstances, and exceptions to these rights are provided in the Indiana Business Corporation Law. Because shares of TFC common stock are sold on a national exchange, holders of TFC common stock will not have dissenters’ rights in connection with the Merger.

INTERESTS OF CERTAIN DIRECTORS AND OFFICERS

OF TFC IN THE MERGER

When considering the recommendation of the TFC board of directors, you should be aware that some of the employees and directors of TFC and Tower Bank & Trust Company have interests that are different from, or in conflict with, your interests. The board of directors was aware of these interests when it approved the Merger Agreement. Except as described below, to the knowledge of TFC, the executive officers and directors of TFC do not have any material interest in the Merger apart from their interests as shareholders of TFC.

Treatment of Stock Options

The Merger Agreement provides that each option to acquire shares of TFC common stock outstanding as of the effective date of the Merger will be converted into an option to purchase a number of shares of Old National common stock equal to the product (rounded down to the nearest whole share) of (A) the number of shares of TFC common stock subject to the TFC stock option and (B) the sum of (x) Exchange Ratio plus (y) $6.75 divided by (z) the average of the per share closing prices of a share of Old National common stock as quoted on the NASDAQ Global Market during the ten (10) trading days preceding the fifth (5th) calendar day preceding the effective time of the Merger, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price of such TFC stock option divided by (B) the sum of (x) Exchange Ratio plus (y) $6.75 divided by (z) the average of the per share closing prices of a share of Old National common stock as quoted on the NASDAQ Global Market during the ten (10) trading days preceding the fifth (5th) calendar day preceding the effective time of the Merger. All of such stock options are fully vested. Additionally, following the effective time, each converted TFC stock option will continue to be governed by the same terms and conditions as were applicable under the related TFC stock option immediately prior to the effective time.

Treatment of Deferred Stock Units

The Merger Agreement also provides that Old National and TFC will take all requisite action so that, at the effective time of the Merger, each holder of deferred stock units issued and still outstanding to TFC’s directors under TFC’s 2006 Equity Incentive Plan (consisting of 5,133 units) will receive cash in the amount equal to the closing price of a share of TFC common stock on the trading day immediately preceding the closing of the Merger.

Deferred Compensation Plans

The Merger Agreement further provides that TFC or any subsidiary, as applicable, will terminate each nonqualified deferred compensation plan for employees and/or directors sponsored by TFC or any subsidiary in accordance with Treasury Regulation §1.409A-3(j)(4)(ix)(B) and accrued benefits under such plans will be distributed on, or prior to, the closing date of the Merger.

Long Term Incentive Program

During the first quarter of 2013, TFC’s board of directors and its compensation committee approved a long term incentive program (“LTIP”) for participation by the senior leadership team of TFC. The LTIP has a term expiring on December 31, 2018 and provides for incentive payments to executive officers based on TFC’s achieving certain levels of Return on Average Assets (“ROA”) over a three year rolling average. The gross potential bonus is $390,000, or $65,000 per executive officer, and is earned based on the following:

Three Year ROA	% of Gross Potential Bonus Paid
>1.0%	100%
>.85% but <1.0%	65%
>.75% but < .85%	30%

In all cases, in addition to achieving the above ROA, each participant must have had a satisfactory or better annual performance review, TFC must have assets in excess of $700 million, there can be no regulatory orders in place, and TFC must have a CAMELS composite score of 2 or better. The LTIP also provides that in the event of a “change of control” occurring before January 1, 2016, 50% of the gross potential bonus is deemed earned (less any payments made under the LTIP through the date of the change of control). The Merger will constitute a change of control for purposes of the LTIP. As such, at the effective time of the Merger, 50% of the gross potential bonus, or $195,000, will be deemed earned and each of TFC’s six named executive officers will be entitled to a cash payment in an amount equal to $32,500.

Existing Employment Agreements with TFC Executive Officers

TFC and/or Tower Bank & Trust Company have entered into employment agreements with each of their executive officers, namely: Michael D. Cahill; Richard R. Sawyer; Gary D. Shearer; Wendell L. Bontrager; Tina M. Farrington; and James E. Underwood. Pursuant to the Merger Agreement, at the effective time of the Merger, Old National will assume all obligations under the employment agreements with Messrs. Cahill, Sawyer, Shearer, Bontrager and Underwood and Ms. Farrington. These agreements have varying expiration dates (Messrs. Cahill and Sawyer -- April 1, 2015; Messrs. Shearer and Underwood -- April 24, 2014; Mr. Bontrager -- October 9, 2014; and Ms. Farrington -- August 20, 2014), and renew for successive two-year periods unless either party provides written notice of non-renewal at least 60 days prior to the end of the original or renewal term, as the case may be.

Each agreement provides that if the agreement is terminated due to the executive’s death or permanent disability, the executive, or his or her estate, is entitled to a lump sum payment equal to the aggregate amount of the salary paid (excluding any bonus payments) to the executive for the one-month period preceding the date of such termination. Under each agreement, if an executive is terminated (i) upon 30 days’ prior written notice by

TFC or Tower Bank & Trust Company, as applicable, without “cause” (as defined in the agreements), (ii) at the executive’s option upon a material breach of the agreement by TFC or Tower Bank & Trust Company, as applicable, or for “good reason” or “good cause” (as defined in the agreements), or (iii) by TFC or Tower Bank & Trust Company, as applicable, upon written notice of intent not to renew the term of the agreement, then the executive is entitled to a lump sum payment equal to two years’ salary at the then effective rate paid to the executive. The agreements also provide for payment to the executives of any accrued but unpaid bonus compensation for any prior employment year in the event that an executive’s employment is terminated due to death, by TFC or Tower Bank & Trust Company, as applicable, due to permanent disability or without cause, or by an executive for good reason. In the event of an executive’s death, each agreement also provides, subject to the terms of the applicable bonus program, for payment to the executive’s estate of a prorated amount equal to the executive’s bonus compensation for the employment year in which the termination occurs. In the event that the executive’s employment is terminated by TFC or Tower Bank & Trust Company, as applicable, for cause or by the executive without good reason, each agreement provides that the executive is entitled to a single lump sum payment for any unpaid salary up to the date of termination and any accrued but unpaid bonus compensation for any prior employment year. The agreements also provide that in the event TFC or Tower Bank & Trust Company fails to have any successor in interest expressly assume the agreements, the executives are entitled to compensation from TFC or Tower Bank & Trust Company, as applicable, in the same amount and on the same terms as the executives would be entitled if the executives terminated their employment for good reason or good cause. Under the agreements, the executives are also entitled to payment for any accrued but unused vacation days in accordance with company policy.

Under the agreements with each executive, termination for “cause” is defined as a termination of the executive’s employment by TFC or Tower Bank & Trust Company, as applicable, for (a) a violation of a material company policy or failure to perform any of the material duties or obligations under the agreement with a failure to cure the same within 30 days’ written notice to the executive, or (b) any dishonesty or any kind of willful misconduct including, but not limited to, theft of, or other unauthorized personal use of company funds with a failure to cure same within 10 days’ written notice to the executive. Each agreement defines a termination for “good reason” or “good cause” as a termination by the executive of his or her employment due to, without the executive’s express written consent, the assignment to the executive of duties or responsibilities by TFC or Tower Bank & Trust Company, as applicable, inconsistent with the executive’s position or a material change in his or her reporting responsibilities, titles or offices, or any removal of the executive from, or failure to re-elect the executive to, such positions, except in connection with the termination of the executive for “cause,” or his or her disability, retirement or death, with a failure to cure same within 30 days’ written notice to TFC or Tower Bank & Trust Company, as applicable.

If within four months before or 24 months and one day after a “change of control” of TFC or Tower Bank & Trust Company, as applicable, the executive terminates his or her employment for good reason or TFC or Tower Bank & Trust Company, as applicable, terminates the executive’s employment (including by way of not renewing the agreement) other than for cause or for reason of death or permanent disability, then each agreement provides that the executive is entitled to a lump sum payment equal to two years’ salary at the then effective rate paid to the executive plus an amount equal to two times his or her average bonus (calculated as an average of his or her three prior years’ bonus payments). Each agreement defines a “change of control” as the following: (i) a reorganization, merger, consolidation, or other form of corporate transaction or series of transactions, in each case, with respect to which persons who were the shareholders of TFC or Tower Bank & Trust Company, as applicable, immediately prior to such reorganization, directly or indirectly, own less than 50% of the combined voting power entitled to vote generally in the election of directors of the reorganized, merged, or consolidated entity’s then outstanding voting securities; (ii) a liquidation or dissolution of TFC or Tower Bank & Trust Company, as applicable; (iii) the acquisition by any person, entity or group (excluding any employee benefit plan of TFC or Tower Bank & Trust Company, as applicable) which acquires beneficial ownership of more than 50% of either the then outstanding shares of common stock or the combined voting power of TFC’s or Tower Bank & Trust Company’s, as applicable, then outstanding voting securities entitled to vote generally in the election of directors; or (iv) as the result of, or in connection with, any tender or exchange offer, merger, consolidation or other business combination, sale, or disposition of all or substantially all of the assets of TFC or Tower Bank & Trust Company, as applicable, or contested election, or any combination of the foregoing transactions (a “Transaction”), the persons who were the directors of TFC or Tower Bank & Trust Company, as applicable, immediately before the Transaction shall cease to constitute a majority of the board of directors of TFC or Tower Bank & Trust Company, as applicable, or any successor of TFC or Tower Bank & Trust Company, as applicable. The Merger will constitute a change of control for purposes of these agreements.

In exchange for certain promised severance benefits, each of the agreements provides for the executive to comply with certain covenants following the termination of his or her employment. Each agreement contains non-competition covenants that expire on the second anniversary of the executive’s termination date, covenants concerning non-solicitation of employees, existing or prospective customers or clients, vendors or licensors that expire on the second anniversary of the executive’s termination date and a perpetual confidentiality covenant. Each agreement provides that any severance benefits paid to an executive are subject to a clawback if the executive breaches the non-competition or non-solicitation covenants. Each of the agreements, except those with Messrs. Shearer and Underwood, provide TFC or Tower Bank & Trust Company, as applicable, with certain compensation clawback rights in the event that it is later determined that “cause” existed for termination of an executive or in the event that an accounting restatement is required due to material non-compliance of TFC or Tower Bank & Trust Company, as applicable, as a result of misconduct by the executive, with any financial reporting requirement under any applicable laws. In addition, under the agreements, if the payments received or to be received by the executive would constitute a “parachute payment” based on Section 280G of the Internal Revenue Code (the “Code”), then the payments made to the executive will be limited to the greater of (a) one dollar ($1.00) less than the amount which would cause the payments to the executive (including payments to the executive which are not included in the agreement) to be subject to the excise tax imposed by Section 4999 of the Code, and (b) the payments to the executive (including payments to the executive which are not included in the agreement) after taking into account the excise tax imposed by section 4999 of the Code. Each of the agreements also provides that receipt of payment is subject to signing a release of claims in favor of TFC and/or Tower Bank & Trust Company.

Offers of Employment

On November 26, 2013, Old National presented a written offer of employment to Gary D. Shearer, which Mr. Shearer accepted. Pursuant to the offer of employment, which is conditioned upon the closing of the Merger and entry into a separate agreement to terminate and resolve matters associated with Mr. Shearer’s existing employment agreement with Tower Bank & Trust Company, Mr. Shearer will be employed on an at-will basis by Old National Bank following the closing of the Merger as Senior Vice President, Client Advisor Manager, and will receive an annual base salary of $177,572. Mr. Shearer also will be paid a $40,000 cash retention bonus by Old National, $10,000 of which is payable at the closing of the Merger, $10,000 following the completion of the data processing integration (anticipated to occur on April 25, 2014) and $20,000 on the first anniversary of the closing date of the Merger if he remains employed on those payment dates. Mr. Shearer will also be eligible for participation in Old National’s regional client advisor manager incentive plan with a target of 20% to 25% of wages beginning in 2014. Old National has also agreed to provide Mr. Shearer with a golf club membership allowance. In addition, Mr. Shearer will be granted 4,500 service-based restricted shares of Old National common stock at the closing of the Merger that will vest in equal increments over a three-year period and will be eligible during such three-year period to receive annual award grants as may be approved by Old National’s board of directors.

On December 2, 2013, Old National presented a written offer of employment to Tina M. Farrington, which Ms. Farrington accepted. Pursuant to the offer of employment, which is conditioned upon the closing of the Merger and entry into a separate agreement to terminate and resolve matters associated with Ms. Farrington’s existing employment agreement with Tower Bank & Trust Company, Ms. Farrington will be employed on an at-will basis by Old National Bank following the closing of the Merger as Executive Vice President, Integration Executive, and will receive an annual base salary of $154,350. Ms. Farrington also will be paid a $40,000 cash retention bonus by Old National, $10,000 of which is payable at the closing of the Merger, $10,000 following the completion of the data processing integration and $20,000 on the first anniversary of the closing date of the Merger if she remains employed on those payment dates. Ms. Farrington will also be eligible for participation in Old National’s business unit incentive plan with a target of 20% of wages beginning in 2014. Old National has also agreed to reimburse Ms. Farrington for her travel and related expenses associated with her participation in the Stonier Graduate School of Banking. In addition, Ms. Farrington will be granted 2,500 service-based restricted shares of Old National common stock at the closing of the Merger that will vest in equal increments over a three-year period.

On December 2, 2013, Old National presented a written offer of employment to Wendell L. Bontrager, which Mr. Bontrager accepted. Pursuant to the offer of employment, which is conditioned upon the closing of the Merger and entry into a separate agreement to terminate and resolve matters associated with Mr. Bontrager’s existing employment agreement with Tower Bank & Trust Company, Mr. Bontrager will be employed on an at-will basis by Old National Bank following the closing of the Merger as Region President and will receive an annual base salary of $195,000. Mr. Bontrager also will be paid a $40,000 cash retention bonus by Old National, $10,000 of which is payable at the closing of the Merger, $10,000 following the completion of the data processing integration and $20,000 on first anniversary of the closing date of the Merger if he remains employed on those payment dates. Mr. Bontrager will also be eligible for participation in Old National’s region cash incentive plan with a target of 30% of wages, with a guarantee of a minimum payout of 50% of target (15% of wages) in 2014. Old National has also agreed to pay the costs of Mr. Bontrager’s current golf club membership and fund Mr. Bontrager’s membership in the Young Presidents Organization with a $20,000 annual allowance for two years. Mr. Bontrager will also be eligible for participation in the Old National Bancorp Executive Deferred Compensation Plan. In addition, Mr. Bontrager will be granted 4,500 service-based restricted shares of Old National common stock at the closing of the Merger that will vest in equal increments over a three-year period and will be eligible during such three-year period to receive annual award grants as may be approved by Old National’s board of directors. For 2014, Mr. Bontrager’s annual award grant will be 1,375 shares of service based restricted stock and 4,125 performance based restricted stock units.

On December 5, 2013, Old National presented a written offer of employment to Michael D. Cahill, which Mr. Cahill accepted. Pursuant to the offer of employment, which is conditioned upon the closing of the Merger, Mr. Cahill will be employed on an at-will basis by Old National Bank following the closing of the Merger as Senior Consultant, Fort Wayne Region, and will receive an annual base salary of $266,255. Old National expects that this employment relationship will continue until May 16, 2014. Mr. Cahill also will be paid a $25,000 cash retention bonus by Old National, $12,500 of which is payable following the completion of the data processing integration and $12,500 is payable three weeks following data processing integration if he remains employed on those payment dates. Old National has agreed that ownership of the company car used by Mr.  Cahill will be transferred to him without any additional consideration.

Additional Retention Bonuses

In addition to the retention bonuses to be paid to Messrs. Cahill, Shearer, Bontrager and Ms. Farrington as described in the preceding section, Old National will pay cash retention bonuses to Messrs. Underwood and Sawyer in the amount of $25,000 each, $12,500 of which is payable following the completion of the data processing integration and $12,500 within three weeks of the integration date if each executive remains employed on those payment dates.

Indemnification and Insurance of Directors and Officers

Old National has agreed that all rights to indemnification and exculpation from liabilities for acts or omissions occurring prior to the effective time of the Merger existing in favor of current or former directors and officers of TFC and Tower Bank & Trust Company as provided in the articles of incorporation or bylaws of TFC and Tower Bank & Trust Company and any existing indemnification agreements or arrangements disclosed to Old National shall survive the Merger and shall continue in full force and effect in accordance with their terms to the extent permitted by law, and shall not be amended, repealed or otherwise modified for a period of six years after the effective time of the Merger in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring or alleged to occur at or prior to the effective time of the Merger.

In addition, Old National has agreed to cause TFC’s and Tower Bank & Trust Company’s directors and officers to be covered for a period of one year after the effective time of the Merger by TFC’s existing directors’ and officers’ liability insurance policy (or a substitute policy obtained by Old National having the same coverages and amounts and terms and conditions that are not less advantageous to such directors and officers) with respect to acts or omissions occurring before the effective time of the Merger; provided that Old National shall not be required to spend more than 150% of the annual premium paid by TFC for such insurance. If the cost of insurance exceeds such limit, Old National will use its reasonable efforts to obtain as much comparable coverage as possible.

COMPARISON OF THE RIGHTS OF SHAREHOLDERS

Under the Merger Agreement, TFC shareholders will exchange their shares of TFC common stock for shares of Old National common stock and cash. TFC is organized under the laws of the State of Indiana, and the TFC shareholders are governed by the applicable laws of the State of Indiana, including the Indiana Business Corporation Law (“IBCL”), and TFC’s articles of incorporation and by-laws. Old National is also an Indiana corporation, and is governed by the laws of the State of Indiana and its articles of incorporation and by-laws. Upon consummation of the Merger, TFC’s shareholders will become Old National shareholders, and the Articles of Incorporation of Old National (the “Old National Articles”), the By-laws of Old National (the “Old National By-laws”), the Indiana Business Corporation Law (“IBCL”), and rules and regulations applying to public companies will govern their rights as Old National shareholders.

The following summary discusses some of the material differences between the current rights of Old National shareholders and TFC shareholders under the Old National Articles, the Old National By-laws, the Articles of Incorporation of TFC (the “TFC Articles”), and the By-laws of TFC (the “TFC By-laws”).

The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the Old National Articles, the Old National By-laws, the TFC Articles and the TFC By-laws, as applicable.

Authorized Capital Stock

Old National

Old National currently is authorized to issue up to 150,000,000 shares of common stock, no par value, of which approximately 100,693,000 shares were outstanding as of September 30, 2013. Old National also is authorized to issue up to 2,000,000 shares of preferred stock, no par value. Currently, there are no shares of Old National preferred stock outstanding. If any series of preferred stock is issued, the Old National board of directors may fix the designation, relative rights, preferences and limitations, and any other powers, preferences and relative, participating, optional and special rights, and any qualifications, limitations and restrictions, of the shares of that series of preferred stock.

As of September 30, 2013, options to purchase approximately 1,369,584 shares of Old National common stock were outstanding.

TFC

TFC currently is authorized to issue up to 10,000,000 shares, consisting of 6,000,000 shares of common stock, no par value per share, of which 4,672,521 shares were outstanding as of September 30, 2013. TFC is also authorized to issue up to 4,000,000 shares of preferred stock, no par value. For any series of preferred stock issued, the TFC board of directors may fix the designation, relative rights, preferences and limitations, and any other powers, preferences and relative, participating, optional and special rights, and any qualifications, limitations and restrictions, of the shares of that series of preferred stock.

As of September 9, 2013 options to purchase 10,085 shares of TFC Common Stock were outstanding under the 1998 Stock Option Plan, options to purchase 27,850 shares of TFC Common Stock were outstanding under the 2001 Stock Option Plan, options to purchase 500 shares of TFC Common Stock were outstanding under the 2006 Equity Incentive Plan. TFC also has 5,133 deferred stock units issued pursuant to the 2006 Equity Incentive Plan.

Voting Rights and Cumulative Voting

Old National

Each holder of Old National common stock generally has the right to cast one vote for each share of Old National common stock held of record on all matters submitted to a vote of shareholders of Old National. If Old National issues shares of preferred stock, the holders of such preferred stock also may possess voting rights. Indiana law permits shareholders to cumulate their votes in the election of directors if the corporation’s articles of incorporation so provide. However, the Old National Articles do not grant cumulative voting rights to its shareholders.

TFC

Each holder of TFC common stock generally has the right to cast one vote for each share of TFC common stock held of record on all matters submitted to a vote of shareholders of TFC. If TFC issues shares of preferred stock the holders of such preferred stock also may possess voting rights. The TFC Articles do not grant cumulative voting rights to its shareholders.

Dividends

Old National and TFC may pay dividends and make other distributions at such times, in such amounts, to such persons, for such consideration, and upon such terms and conditions as Old National’s and TFC’s respective board of directors may determine, subject to all statutory and regulatory restrictions, including bank regulatory restrictions discussed elsewhere in this proxy statement/prospectus.

Liquidation

In the event of the liquidation, dissolution, and/or winding-up of Old National or TFC, the holders of shares of Old National and TFC common stock, as the case may be, are entitled to receive, after the payment of or provision of payment for Old National’s and TFC’s respective debts and other liabilities and of all shares having priority over the common stock, a ratable share of the remaining net assets of Old National and TFC, respectively.

Preferred Stock

In general, the boards of directors of Old National and TFC are authorized to issue preferred stock in series and to fix and state the voting powers, designations, preferences, and other rights of the shares of each such series and the limitations thereof. The board of directors may by resolution increase or decrease the number of preferred stock. If Old National or TFC were to issue preferred stock, such preferred stock may have a priority rank over its common stock with respect to dividend rights, liquidation preferences, or both, and may have full or limited voting rights, and the holders of such preferred stock may be entitled to vote as a separate class or series under certain circumstances, regardless of any other voting rights such holders may possess.

Issuance of Additional Shares

Old National

Except in connection with the proposed Merger with TFC, and as otherwise may be provided herein, Old National has no specific plans for the issuance of additional authorized shares of its common stock or for the issuance of any shares of preferred stock. In the future, the authorized but unissued shares of Old National common and preferred stock will be available for general corporate purposes, including, but not limited to, issuance as stock dividends or in connection with stock splits, issuance in future mergers or acquisitions, issuance under a cash dividend reinvestment and/or stock purchase plan, or issuance in future underwritten or other public or private offerings.

Section 23-1-26-2 of the IBCL permits the board of directors of an Indiana corporation to authorize the issuance of additional shares, unless the corporation’s articles of incorporation reserve such a right to the corporation’s shareholders. Under the Old National Articles, no shareholder approval will be required for the issuance of these shares. As a result, Old National’s board of directors may issue preferred stock, without shareholder approval, possessing voting and conversion rights that could adversely affect the voting power of Old National’s common shareholders, subject to any restrictions imposed on the issuance of such shares by the NASDAQ Global Market.

TFC

The TFC Articles provide that the board of directors has authority to authorize and direct the issuance by TFC of shares of preferred stock and common stock at such times, in such amounts, to such persons, for such considerations and upon such terms as it may from time to time determine upon, subject only to the restrictions, limitations, conditions and requirements imposed by the Act, other applicable laws and the articles. TFC has no specific plans for the issuance of additional authorized shares of its common or preferred stock.

Number of and Restrictions Upon Directors

Old National

The Old National By-laws state that the board of directors shall be composed of twelve (12) members. Each director holds office for the term for which he was elected and until his successor shall be elected and qualified, whichever period is longer, or until his death, resignation, or removal. The Old National By-laws provide that a director shall not qualify to serve as such effective as of the end of the term during which he becomes 72 years of age. The Old National By-laws further provide that the Board may establish other qualifications for directors in its Corporate Governance Guidelines in effect from time to time.

TFC

The TFC By-laws provide that the board of directors shall be composed of fourteen (14) members and the number of directors may change with the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the entire number of directors at the time. As of February 13, 2013, the TFC Board of Directors voted to reduce the number of board seats to eleven (11). The TFC board of directors is divided into three groups, as nearly equal in number as possible, whose terms of office expire each year.

Removal of Directors

Old National

Under Indiana law, directors may be removed in any manner provided in the corporation’s articles of incorporation. In addition, the shareholders or directors may remove one or more directors with or without cause, unless the articles of incorporation provide otherwise. Under the Old National By-laws, and with the exception of a director elected by the holders of one or more series of preferred stock, any director or the entire board of directors may be removed, with or without cause, only by (i) the affirmative vote of the holders of not less than two-thirds (2/3) of the outstanding shares of Old National common stock at a meeting of shareholders called expressly for the purpose of removing one or more directors, or (ii) the affirmative vote of not less than two-thirds (2/3) of the actual number of directors elected and qualified and then in office.

TFC

Under the TFC Articles, subject to the rights of any series of preferred stock then outstanding, any director or the entire board of directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of TFC capital stock who are entitled to vote on the election of directors at a meeting of shareholders called for that purpose.

Special Meetings of the Board

Old National

The Old National By-laws provide that special meetings of the board of directors may be called by, or at the request of, the Chairman of the Board, the CEO and the President of Old National, or by not less than a majority of the members of the board of directors.

TFC

The TFC By-laws provide that special meetings of the TFC board of directors may be called by any member of the board of directors.

Classified Board of Directors

Old National

Neither the Old National Articles nor the Old National By-laws provide for a division of the Old National board of directors into classes.

TFC

The TFC Articles provide that TFC’s board of directors shall be divided into three classes, with directors in each class elected to staggered three-year terms. Consequently, it could take two annual elections to replace a majority of TFC’s board of directors.

Advance Notice Requirements for Presentation of Business and Nominations of Directors at Annual Meetings of Shareholders

Old National

The Old National By-laws provide that nominations for the election of directors may be made only by the board of directors following the recommendation of the Old National Corporate Governance and Nominating Committee. The Committee will consider candidates for election suggested by shareholders, subject to the suggestions having been made in compliance with certain requirements set forth in the By-laws.

Additionally, shareholders may submit proposals for business to be considered at Old National’s annual meeting of shareholders, and include those proposals in Old National’s proxy and proxy statement delivered to shareholders, in accordance with the requirements of Rule 14a-8 of Regulation 14A promulgated under the Securities Exchange Act of 1934.

TFC

Nominations for election to the TFC board of directors may be made by the TFC board of directors, by any nominating committee or person appointed by the board of directors, or by any TFC shareholder entitled to vote for the election of directors at the meeting. Nominations, other than those made by or on behalf of the existing management of TFC, must be made in writing to the Secretary of TFC not less than sixty (90) days prior to any meeting of shareholders called for the election of Directors, and must contain information prescribed by the By-laws.

Additionally, shareholders may submit proposals for business to be considered at TFC’s annual meeting of shareholders. However, such proposals must be made in writing to the Secretary of TFC not less than sixty (90) days prior to any meeting of shareholders.

Special Meetings of Shareholders

Old National

The Old National By-laws state that special shareholders’ meetings may be called by the board of directors, the Chairman of the Board, the Chief Executive Officer or the President of Old National, and shall be called by the Chairman of the Board, CEO, President or Secretary at the written request of a majority of the members of the board of directors or upon delivery to Old National’s Secretary of a signed and dated written demand for a special meeting from the holders of at least 25% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

TFC

The TFC Articles and By-Laws provide that special meetings of TFC shareholders may be called by the Chairman of the TFC Board of Directors, the Board itself or by the Board if the Secretary receive written, dated and signed demands for a special meeting from shareholders representing twenty-five percent (25%) of all vote entitled to be cast on an issue.

Provisions for Regulation of Business and Conduct of Affairs of Corporation

The Old National and TFC Articles allow meetings of shareholders to occur within or without the State of Indiana, and allow any action required or permitted to be taken at any meeting of the shareholders to be taken without a meeting if a consent in writing setting forth the action is signed by all the shareholders entitled to vote with respect to it, and the consent is filed with the minutes of the proceedings of the shareholders.

The Old National and TFC Articles allow meetings of the board of directors or any committee thereof to be held within or without the State of Indiana, and allow any action required or permitted to be taken without a meeting if a consent in writing setting forth the action taken is signed by all the members of the board of directors, or of such committee, and the written consent is filed with the minutes of the proceedings of the board or committee.

Indemnification

Under the IBCL, an Indiana corporation may indemnify an individual made a party to a proceeding because the individual is or was a director against liability incurred in the proceeding if (i) the individual’s conduct was in good faith, (ii) the individual reasonably believed, in the case of conduct in the individual’s official capacity with the corporation, that the individual’s conduct was in the best interests of the corporation, and in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests, and (iii) in the case of any criminal proceeding, the individual either had reasonable cause to believe that the individual’s conduct was lawful, or the individual had no reasonable cause to believe that the individual’s conduct was unlawful.

Unless limited by its articles of incorporation, a corporation must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because the director is or was a director of the corporation against reasonable expenses incurred by the director in defense of the proceeding.

Old National

The Old National Articles and By-laws provide that every person who is or was a director, officer or employee of Old National or any other corporation for which he is or was serving in any capacity at the request of Old National shall be indemnified by Old National against any and all liability and expense that may be incurred by him in connection with, resulting from, or arising out of any claim, action, suit or proceeding, provided that the person is wholly successful with respect to the claim, action, suit or proceeding, or acted in good faith in what he reasonably believed to be in or not opposed to the best interests of Old National or any other corporation for which he is or was serving in any capacity at the request of Old National. Old National will also indemnify each director, officer and employee acting in such capacity in connection with criminal proceedings provided the director, officer or employee had no reasonable cause to believe that his conduct was unlawful. The indemnification by Old National extends to attorney fees, disbursements, judgments, fines, penalties or settlements. Old National may also advance expenses or undertake the defense of a director, officer or employee upon receipt of an undertaking by such person to repay such expenses if it should ultimately be determined that he is not entitled to indemnification.

In order for a director, officer or employee to be entitled to indemnification, the person must be wholly successful with respect to such claim or either the board of directors of Old National acting by a quorum consisting of Directors who are not parties to, or who have been wholly successful with respect to such claim, action, suit or proceeding, or independent legal counsel must determine that the director, officer or employee has met the standards of conduct required by the Articles.

TFC

TFC’s Articles provide for the indemnification of its directors, officers, employees and agents, and of any person serving at the request of TFC as a director, officer, employee, agent or fiduciary of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other organization or entity, who is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal. TFC indemnifies such persons for any expenses (including counsel fees), judgments, settlements, penalties and fines in accordance with such action, suit or proceeding, provided such persons acted in good faith an in a manner he reasonably believed, in the conduct of his official capacity, was in the best interests of TFC, and in all other cases, was not opposed to the best interests of TFC. With respect to criminal proceedings, the person seeking indemnification must have either had reasonable cause to believe his conduct was lawful or no reasonable cause to believe his conduct was unlawful. TFC may also advance expenses or undertake the defense of an indemnified person upon receipt of an undertaking by such person to repay such expenses if it should ultimately be determined that he is not entitled to indemnification.

In order for a director, officer, employee or agent to be entitled to indemnification, the person must be wholly successful with respect to such claim or either (i) the board of directors of TFC acting by a quorum consisting of Directors who are not parties to, or who have been wholly successful with respect to such claim, action, suit or proceeding, (ii) independent legal counsel or (iii) the shareholders of TFC must determine that the director, officer, employee or agent has met the standards of conduct required by the Articles.

Additional Restrictions on Directors

Old National’s Articles allow directors to have an interest in a contract or transaction with the Corporation, if the interest is disclosed to or known by the board of directors, and the board approves the transaction by a majority vote of those present, with the interested director to be counted in determining the existence of a quorum, but not in calculating a majority to approve the transaction.

TFC’s Articles allow directors to have an interest in contracts with TFC if the material facts of the transaction and the directors interest were disclosed or known to the board of directors, a committee of the board of directors with authority to act on thereon, or the shareholders entitled to vote thereon, and the board of directors, committee or shareholders approved the transaction. Approval of the transaction by the board of directors, or an appointed committee to act on its behalf, requires the affirmative vote of a majority of the directors who have no interest in the transaction. Approval of the transaction by the shareholders requires the affirmative vote of a majority of the shares entitled to vote on the matter, including shares held by the director having an interest in the transaction. TFC’s Articles further allow directors to have an interest in contracts with TFC if the transaction is fair to TFC.

Preemptive Rights

Old National

Although permitted by the IBCL, Old National’s Articles do not provide for preemptive rights to subscribe for any new or additional common stock or other securities of the respective entity.

TFC

TFC’s Articles do not provide holders of TFC common or preferred stock with preemptive rights with respect to any shares that may be issued.

Amendment of Articles of Incorporation and By-laws

Old National

Except as otherwise provided below, amendments to the Old National Articles must be approved by a majority vote of Old National’s board of directors and also by a majority vote of the outstanding shares of Old National’s voting stock. Amendments to the terms of any series of preferred stock that materially alter or change the powers, preferences or special rights of the preferred stock adversely must be approved by the holders of at least two-thirds of the outstanding shares of preferred stock, voting separately as a class. Additionally, the following provisions of the Articles of Old National may not be altered, amended or repealed without the affirmative vote of at least two-thirds (2/3) of the board of directors or the holders of at least 80% of the outstanding shares of Old National common stock, at a shareholders’ meeting called for that purpose:

•

Section 11, which requires the affirmative vote of 80% of the outstanding shares of Old National common stock to approve certain business combinations which are not approved and recommended by the vote of two-thirds of the entire board of directors of Old National;

•

Section 12, which requires that the board of directors, in connection with exercising its business judgment in determining what is in the best interests of Old National and its shareholders when evaluating a business combination, consider factors in addition to the adequacy of the financial consideration, such as social and economic effects of the transaction, the business and financial condition of the acquiring person or entity, and the competence, experience and integrity of the acquiring person’s management; and

•

Section 13, which provides that shareholders who acquire 15% of the outstanding Old National common stock and who seek to acquire additional shares of common stock must offer and pay for such additional shares a consideration that is at least equal to the highest percent over market value paid to acquire Old National common stock then held by such person.

The Old National By-laws may be amended only by a majority vote of the total number of directors of Old National.

TFC

In general, TFC’s Articles may be amended upon a majority vote of the TFC board of directors and a majority vote of TFC’s shareholders.

The affirmative vote of a majority of the actual number of TFC’s Directors elected and qualified at the time of the action is required to make, alter, amend, or repeal TFC’s By-Laws except as otherwise provided by the IBCL.

RESTRICTIONS ON UNSOLICITED CHANGES IN CONTROL

(ANTI-TAKEOVER PROTECTIONS)

General

The Old National Articles and the TFC Articles include several provisions intended to protect the interests of each company and its shareholders from unsolicited changes in control. These provisions authorize the applicable board of directors to respond to such unsolicited offers that would effect a change in control in a manner that, in the board’s judgment, will best protect the interests of TFC and its subsidiaries. Although each board of directors believes that the acquisition restrictions described below are beneficial to its shareholders, the provisions may have the effect of rendering TFC less attractive to potential acquirers, thereby discouraging future takeover attempts that certain shareholders might deem to be in their best interests, or pursuant to which shareholders might receive a substantial premium for their shares over then current market prices, but would not be approved by TFC’s board of directors. These acquisition restrictions also will render the removal of management and the incumbent board of directors more difficult. However, each of Old National’s and TFC’s board of directors has concluded that the potential benefits of these restrictive provisions outweigh the possible disadvantages.

Old National’s and TFC’s Articles and By-laws

Directors.    Certain provisions in the Old National By-laws, TFC Articles, and TFC By-laws impede changes in the majority control of the companies’ Boards of Directors. The TFC Articles and By-laws provide that the board of directors will be divided into three classes, with directors in each class elected for staggered three-year terms. As a result, it takes two annual elections to replace a majority of TFC’s board of directors.

The Old National By-laws provide that any vacancy occurring in Old National’s board of directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term only by a majority vote of the directors of TFC then in office. The TFC Articles provide that any vacancy on the board of directors caused by an increase in the number of directors shall be filled by a majority vote of the members of the board of directors. Finally, the Old National By-laws and TFC By-laws impose certain notice and information requirements in connection with the nomination by shareholders of candidates for election to the respective board of directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

The Old National By-laws provide that any director, exclusive of directors who may be elected by the holders of any one or more series of preferred stock, or the entire board of directors may be removed, with or without cause, only by (i) the affirmative vote of the holders of not less than two-thirds (2/3) of the outstanding shares of Old National common stock at a meeting of shareholders called expressly for the purpose of removing one or more directors, or (ii) the affirmative vote of not less than two-thirds (2/3) of the actual number of directors elected and qualified and then in office.

The TFC Articles provide that any director, or the entire board of directors, may be removed from office at any time, but only for cause, and only by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of TFC capital stock who are entitled to vote on the election of directors at a meeting of shareholders called for that purpose.

Restrictions on Call of Special Meetings.    The Old National By-laws provide that special shareholders’ meetings may be called by the board of directors, the Chairman of the Board, the Chief Executive Officer or the President of Old National, and shall be called by the Chairman of the Board, Chief Executive Officer, President or Secretary at the written request of a majority of the members of the board of directors or upon delivery to Old National’s Secretary of a signed and dated written demand for a special meeting from the holders of at least 25% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting. The TFC By-Laws provide that a special meeting of TFC’s shareholders may be called by the Chairman of the TFC Board of Directors, the Board itself or by the Board if the Secretary receive written, dated and signed demands for a special meeting from shareholders representing twenty-five percent (25%) of all vote entitled to be cast on an issue.

No Cumulative Voting.    The Old National Articles and the TFC Articles each provide that there shall be no cumulative voting rights in the election of directors.

Authorization of Preferred Stock.    Old National and TFC are each authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors of TFC is authorized to fix the designations, powers, preferences, and relative participating, optional, and other special rights of such shares, including voting rights (if any and which could be as a separate class) and conversion rights. In the event of a proposed merger, tender offer, or other attempt to gain control of Old National or TFC not approved by the applicable board of directors, it might be possible for the board of directors of Old National or TFC to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. An effect of the possible issuance of preferred stock, therefore, may be to deter a future takeover attempt. Neither board of directors has any present plans or understandings for the issuance of any preferred stock and neither intends to issue any preferred stock except on terms that the Board may deem to be in the best interests of Old National or TFC, as applicable, and its shareholders.

Limitations on Significant Shareholders.    The Old National Articles provide that shareholders who acquire 15% of the outstanding Old National common stock and who seek to acquire additional shares of common stock must offer and pay for such additional shares a consideration that is at least equal to the highest percent over market value paid to acquire Old National common stock then held by such person. Any purchases of shares in violation of this provision are null and void. TFC’s Articles provide that if and whenever the provisions of IC 23-1-42 apply to TFC, it is authorized to redeem its securities pursuant to IC 23-1-42-10.

Evaluation of Offers.    The Old National Articles require that the board of directors, in connection with exercising its business judgment in determining what is in the best interests of Old National and its shareholders when evaluating a business combination, consider factors in addition to the adequacy of the financial consideration, such as social and economic effects of the transaction, the business and financial condition of the acquiring person or entity, and the competence, experience and integrity of the acquiring person’s management. Similarly, TFC’s Articles permit its Board of Directors, in evaluating action, to consider the long-term interests of TFC, the social and economic effects of such business combinations on present and former employees, suppliers, or customers of TFC, and the effect upon communities in which officers of TFC are located. By having these standards and provisions in the Old National Articles and TFC Articles, the Old National and TFC board of directors may be in a stronger position to oppose such a transaction if the respective Board concludes that the transaction would not be in the best interests, even if the price offered is significantly greater than the then market price of any equity security.

Procedures for Certain Business Combinations.

ONB

The Old National Articles require the affirmative vote of 80% of the outstanding shares of Old National common stock to approve certain business combinations which are not approved and recommended by the vote of two-thirds of the entire board of directors of Old National.

TFC

TFC’s Articles provide business combinations require the affirmative vote of a majority of the outstanding shares of common stock of TFC.

Amendments to Articles and By-laws.    In general amendments to the Old National Articles must be approved by a majority vote of Old National’s board of directors, and also by the holders of a majority of Old National’s shares of common stock; provided, however, approval by at least 80% of the outstanding voting shares is required to amend provisions of Old National’s Articles relating to (i) approval of certain business combinations; (ii) exercise of directors’ business judgment in evaluating certain business combinations; and (iii) limitations on further purchases of shares by shareholders who own 15% or more of TFC’s outstanding shares. Additionally amendments to the Old National articles negatively affecting the preferred stock holders require a two-thirds vote of the preferred stock holders. In general, TFC’s Articles may be amended upon the approval of the board of directors and by the vote of the shareholders if more votes are cast in favor of the amendment than votes cast opposing it.

The Old National By-laws may be amended only by a majority vote of the total number of directors of Old National. The TFC By-Laws may be amended only by a majority vote of the total number of directors of TFC.

State and Federal Law

State Law.  Several provisions of the IBCL could affect the acquisition of shares of Old National common stock or TFC common stock, or otherwise affect the control of Old National or TFC. Chapter 43 of the IBCL prohibits certain business combinations, including mergers, sales of assets, recapitalizations, and reverse stock splits, between corporations such as Old National or TFC (assuming that either company has over 100 shareholders) and an interested shareholder (defined as the beneficial owner of 10% or more of the voting power of the outstanding voting shares) for five years following the date on which the shareholder obtained 10% ownership, unless the acquisition was approved in advance of that date by the board of directors of the respective companies. If prior approval is not obtained, several price and procedural requirements must be met before the business combination can be completed.

In addition, the IBCL contains provisions designed to assure that minority shareholders have some say in their future relationship with Indiana corporations in the event that a person makes a tender offer for, or otherwise acquires, shares giving that person more than 20%, 33 1/3%, and 50% of the outstanding voting securities of corporations having 100 or more shareholders (the “Control Share Acquisition Statute”). Under the Control Share Acquisition Statute, if an acquirer purchases those shares at a time when the corporation is subject to the Control Share Acquisition Statute, then until each class or series of shares entitled to vote separately on the proposal, by a majority of all votes entitled to be cast by that group (excluding shares held by officers of the corporation, by employees of the corporation who are directors thereof, and by the acquirer), approves in a special or annual meeting the rights of the acquirer to vote the shares that take the acquirer over each level of ownership as stated in the statute, the acquirer cannot vote those shares. An Indiana corporation otherwise subject to the Control Share Acquisition Statute may elect not to be covered by the statute by so providing in its articles of incorporation or by-laws. Both Old National and TFC have elected to remain subject to this statute because of the desire of the respective companies to discourage non-negotiated hostile takeovers by third parties. However, the Control Share Acquisition Statute does not apply to a plan of affiliation and merger, if the corporation complies with the applicable merger provisions and is a party to the plan of merger. Thus, the provisions of the Control Share Acquisition Statute do not apply to the Merger.

The IBCL specifically authorizes Indiana corporations to issue options, warrants, or rights for the purchase of shares or other securities of the corporation or any successor in interest of the corporation. These options, warrants, or rights may, but need not be, issued to shareholders on a pro rata basis.

The IBCL specifically authorizes directors, in considering the best interests of a corporation, to consider the effects of any action on shareholders, employees, suppliers, and customers of the corporation, and communities in which offices or other facilities of the corporation are located, and any other factors the directors consider relevant. As described above, both the Old National Articles and TFC Articles contain provisions having a similar effect. Under the IBCL, directors are not required to approve a proposed business combination or other corporate action if the directors determine in good faith that such approval is not in the best interests of the corporation. In addition, the IBCL states that directors are not required to redeem any rights under, or render inapplicable, a shareholder rights plan or to take or decline to take any other action solely because of the effect such action might have on a proposed change of control of the corporation or the amounts to be paid to shareholders upon such a change of control. The IBCL explicitly provides that the different or higher degree of scrutiny imposed in Delaware and certain other jurisdictions upon director actions taken in response to potential changes in control will not apply. The Delaware Supreme Court has held that defensive measures in response to a potential takeover must be “reasonable in relation to the threat posed.”

In taking or declining to take any action or in making any recommendation to a corporation’s shareholders with respect to any matter, directors are authorized under the IBCL to consider both the short-term and long-term interests of the corporation as well as interests of other constituencies and other relevant factors. Any determination made with respect to the foregoing by a majority of the disinterested directors shall conclusively be presumed to be valid unless it can be demonstrated that such determination was not made in good faith.

Because of the foregoing provisions of the IBCL, the Boards of Directors of Old National and TFC each have flexibility in responding to unsolicited proposals to acquire Old National or TFC, as the case may be, and accordingly it may be more difficult for an acquirer to gain control of Old National or TFC in a transaction not approved by the respective Boards of Directors.

Federal Limitations. Subject to certain limited exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with related regulations, require approval of the Federal Reserve Board prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either the bank holding company has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

General. The following is a summary of the material anticipated United States federal income tax consequences generally applicable to a U.S. Holder (as defined below) of TFC common stock with respect to the exchange of TFC common stock for Old National common stock and cash pursuant to the merger. This discussion assumes that U.S. Holders hold their TFC common stock as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (“Code”). This summary is based on the Code, administrative pronouncements, judicial decisions and Treasury Regulations, each as in effect as of the date of this proxy statement/prospectus. All of the foregoing are subject to change at any time, possibly with retroactive effect, and all are subject to differing interpretation. No advance ruling has been sought or obtained from the Internal Revenue Service regarding the United States federal income tax consequences of the merger. As a result, no assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

This summary does not address any tax consequences arising under United States federal tax laws other than United States federal income tax laws, nor does it address the laws of any state, local, foreign or other taxing jurisdiction, nor does it address any aspect of income tax that may be applicable to non-U.S. Holders of TFC common stock. In addition, this summary does not address all aspects of United States federal income taxation that may apply to U.S. Holders of TFC common stock in light of their particular circumstances or U.S. Holders that are subject to special rules under the Code, such as holders of TFC common stock that are partnerships or other pass-through entities (and persons holding their TFC common stock through a partnership or other pass-through entity), persons who acquired shares of TFC common stock as a result of the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, persons subject to the alternative minimum tax, tax-exempt organizations, financial institutions, broker-dealers, traders in securities that have elected to apply a mark to market method of accounting, insurance companies, persons having a “functional currency” other than the U.S. dollar and persons holding their TFC common stock as part of a straddle, hedging, constructive sale or conversion transaction.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of TFC common stock that is for United States federal income tax purposes:

•	a United States citizen or resident alien;
•

a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state therein or the District of Columbia;

•

a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; and

•	an estate, the income of which is subject to United Sates federal income taxation regardless of its source.

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds TFC common stock, the tax treatment of a partner in the partnership will generally depend on the status of such partner and the activities of the partnership.

Old National and TFC have structured the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. The obligations of Old National and TFC to consummate the Merger are conditioned upon the receipt of an opinion from Krieg DeVault LLP, counsel to Old National, to the effect that the Merger will for federal income tax purposes qualify as a reorganization based upon customary representations made by Old National and TFC. Old National and TFC have not requested and do not intend to request any ruling from the Internal Revenue Service. Accordingly, Old National urges each TFC shareholder to consult such shareholder’s own tax advisors as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local and other applicable tax laws and the effect of any proposed changes in the tax laws. Assuming the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, the material United States federal income tax consequences of the Merger are as follows:

•	no gain or loss will be recognized by Old National, its subsidiaries or TFC or Tower Bank & Trust Company by reason of the merger;
•	you will not recognize gain or loss if you exchange your TFC common stock for Old National common stock, except to the extent of any cash received (see discussion below);
•

your aggregate tax basis in the Old National common stock that you receive in the Merger (including any fractional share interest you are deemed to receive and exchange for cash), will equal your aggregate tax basis in the TFC common stock you surrendered, decreased by the amount of cash received and increased by the amount of any gain recognized; and

•	your holding period for the Old National common stock that you receive in the Merger will include your holding period for the shares of TFC common stock that you surrender in the merger.

Exchange of TFC common stock for Cash and Old National common stock.  TFC shareholders will exchange all of their TFC common stock for a combination of Old National common stock and cash in the Merger. Accordingly, shareholders will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of cash received in the Merger; and (ii) the excess, if any, of (a) the sum of the amount of cash and the fair market value of the Old National common stock received in the Merger over (b) the TFC shareholder’s aggregate tax basis in its TFC common stock surrendered in exchange therefor.

The gain recognized upon receipt of a combination of stock and cash will be capital gain unless the TFC shareholder’s receipt of cash has the effect of a distribution of a dividend, in which case the gain will be treated as ordinary income to the extent of the holder’s ratable share of TFC’s accumulated earnings and profits, as calculated for U.S. federal income tax purposes. For purposes of determining whether a TFC shareholder’s receipt of cash has the effect of a distribution of a dividend, the TFC shareholder will be treated as if it first exchanged all of its TFC common stock solely in exchange for Old National common stock and then Old National immediately redeemed a portion of that stock for the cash that the holder actually received in the Merger (referred to herein as the “deemed redemption”). Receipt of cash will generally not have the effect of a dividend to the TFC shareholder if such receipt is, with respect to the TFC shareholder, “not essentially equivalent to a dividend” or “substantially disproportionate,” each within the meaning of Section 302(b) of the Code. In order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the shareholder’s deemed percentage stock ownership of Old National following the Merger. The determination generally requires a comparison of the percentage of the outstanding stock of Old National the shareholder is considered to have owned immediately before the deemed redemption to the percentage of the outstanding stock of Old National the shareholder owns immediately after the deemed redemption. The IRS has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain (as opposed to dividend) treatment.

For purposes of applying the foregoing tests, a shareholder will be deemed to own the stock the shareholder actually owns and the stock the shareholder constructively owns under the attribution rules of Section 318 of the Code. Under Section 318 of the Code, a shareholder will be deemed to own the shares of stock owned by certain family members, by certain estates and trusts of which the shareholder is a beneficiary, and by certain affiliated entities, as well as shares of stock subject to an option actually or constructively owned by the shareholder or such other persons. If, after applying these tests, the deemed redemption results in a capital gain, the capital gain will be long-term if the TFC shareholder’s holding period for its TFC common stock is more than one year as of the date of the exchange. If, after applying these tests, the deemed redemption results in the gain recognized by a TFC shareholder being classified as a dividend, such dividend will be treated as either ordinary income or qualified dividend income.

Any gain treated as qualified dividend income will be taxable to individual TFC shareholders at the long-term capital gains rate, provided that the shareholder held the shares giving rise to such income for more than 60 days during the 121 day period beginning 60 days before the closing date. The determination as to whether a TFC shareholder will recognize a capital gain or dividend income as a result of its exchange of TFC common stock for a combination of Old National common stock and cash in the Merger is complex and is determined on a shareholder-by-shareholder basis. Accordingly, each TFC shareholder is urged to consult such shareholder’s own tax advisor with respect to this determination.

A TFC shareholder’s aggregate tax basis in the Old National common stock received in the Merger will be equal to the shareholder’s aggregate tax basis in such shareholder’s TFC common stock surrendered, decreased by the amount of any cash received and increased by the amount of any gain recognized. A TFC shareholder’s holding period for Old National common stock received in the Merger will include the holding period of the TFC common stock surrendered in the Merger.

Cash Received Instead of a Fractional Share of Old National Common Stock.  A shareholder of TFC who receives cash instead of a fractional share of Old National common stock will be treated as having received the fractional share pursuant to the Merger and then as having exchanged the fractional share for cash in a redemption by Old National of the fractional share. As a result, a TFC shareholder will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the Merger, the holding period for such shares is greater than one year. The maximum federal income tax rate for long term capital gains for 2013 is 20%.

Backup Withholding and Information Reporting.  Payments of cash to a holder of TFC common stock may, under certain circumstances, be subject to information reporting and backup withholding at a rate of 28% of the cash payable to the holder, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

The preceding discussion is intended only as a summary of material United States federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, TFC urges TFC shareholders to consult their own tax advisors as to the specific tax consequences to them resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other applicable tax laws and the effect of any proposed changes in the tax laws.

For the reasons set forth above, the TFC board of directors determined that the Merger, the Merger Agreement, and the transactions contemplated by the Merger Agreement are advisable and in the best interests of TFC and its shareholders, and approved and adopted the Merger Agreement. The TFC board of directors unanimously recommends that TFC shareholders vote “FOR” approval of the Merger Agreement and the Merger.

PROPOSAL 2 – NON-BINDING ADVISORY VOTE ON

EXECUTIVE OFFICER MERGER-RELATED COMPENSATION ARRANGEMENTS

As required by Section 14A of the Exchange Act and Rule 14a-21(c) promulgated thereunder, which were enacted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, TFC is required to submit a proposal to its shareholders for a non-binding advisory vote to approve the payment of certain compensation to the named executive officers of TFC that is based on or otherwise relates to the Merger. This proposal, commonly known as “say-on-golden parachute,” gives TFC shareholders the opportunity to express their views on the compensation that certain of TFC’s named executive officers may be entitled to receive that is based on or otherwise relates to the Merger.

The compensation that TFC’s named executive officers may be entitled to receive that is based on or otherwise relates to the Merger is summarized in the table below entitled “Golden Parachute Compensation,” and a narrative description of such compensation is included in “Interests of Certain Officers and Directors of TFC in the Merger,” beginning on page 56. This summary includes all compensation and benefits that may be paid or provided following a change in control. TFC’s named executive officers are James E. Underwood, Richard R. Sawyer, Michael D. Cahill, Gary D. Shearer, Wendell L. Bontrager and Tina M. Farrington.

Therefore, TFC is requesting the approval of TFC’s shareholders, on a non-binding advisory basis, of the compensation of the named executive officers of TFC based on or related to the Merger and the agreements and understandings concerning such compensation. As required by Rule 14a-21(c) of the Exchange Act, TFC is asking its shareholders to adopt the following resolution:

“RESOLVED, that the compensation to be paid or become payable to the named executive officers of Tower Financial Corporation that is based on or otherwise relates to the Merger of Tower Financial Corporation with and into Old National Bancorp, and the agreements and understandings concerning such compensation, as disclosed in the table below entitled “Golden Parachute Compensation” pursuant to Item 402(t) of Regulation S-K and the associated narrative discussion, are hereby APPROVED.”

The vote on this Proposal 2 is a vote separate and apart from the vote on Proposal 1 to approve the Merger Agreement and the Merger. Accordingly, you may vote to approve this Proposal 2 on Merger-related compensation and vote not to approve Proposal 1 on the Merger Agreement and vice versa. Because the proposal is advisory in nature only, a vote for or against approval will not be binding on either TFC or Old National regardless of whether the Merger is approved. Accordingly, as the compensation to be paid to the named executive officers of TFC based on or related to the Merger is contractual with the executives, regardless of the outcome of this vote, such compensation will be payable, subject only to the conditions applicable thereto, if the Merger is completed. This proposal includes compensation that would be paid or provided by TFC if paid or provided prior to or upon the closing of the Merger, and which would be paid or provided by Old National if paid or provided following closing of the Merger. If the Merger is not completed, TFC’s Board of Directors will consider the results of the vote in making future executive compensation decisions.

The descriptions and quantifications of the payments in the table below are intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about compensation and benefits that each of TFC’s named executive officers will or may receive in connection with the Merger. Some compensation disclosed in this table and its footnotes would be paid (if at all) only pursuant to understandings with Old National that are not subject to the advisory vote that is the subject of this Proposal 2.

The following table sets forth the aggregate dollar value of the various elements of compensation that each named executive officer of TFC would receive that is based on or otherwise relates to the Merger, assuming the following:

•	the Merger closes on February 14, 2014;

•

shares of Old National common stock are valued at $13.79 per share, the average closing market price of Old National’s shares of common stock over the first five business days following the public announcement of the Merger; and

•

shares of TFC common stock are valued at $22.67 per share, the average closing market price of TFC’s shares of common stock over the first five business days following the public announcement of the Merger.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)		Pension/ NQDC ($)(4)	Perquisites/ Benefits ($)		Tax Reimbursement ($)	Other ($)	Total ($)
Michael D. Cahill	$738,343	—		—	$5,000	(5)	—	—	$743,343
Gary D. Shearer	$474,244	$62,055	(2)	—	—		—	—	$536,299
Wendell L. Bontrager	$541,100	$62,055	(2)	—	—		—	—	$603,155
Richard R. Sawyer	$470,313	—		—	—		—	—	$470,313
Tina M. Farrington	$469,319	$34,475	(3)	—	—		—	—	$503,794
James E. Underwood	$397,450	—		—	—		—	—	$397,450

(1)	The cash payments payable to each of the named executive officers consist of (a) a lump sum severance payment, payable within ten or thirty business days (depending upon the specific terms of the executive’s employment agreement) following the date of termination of employment, in an amount equal to the sum of (i) two times the executive officer’s base salary and (ii) two times the executive officer’s average bonus (calculated as an average of the executive officer’s three prior years’ bonus payments), (b) a lump sum payment, payable on the closing date of the Merger, in an amount equal to $32,500, representing the executive officer’s portion of the amount of the gross potential bonus available under the LTIP which vests upon a change of control, and (c) retention bonus payments, payable to the named executive officers, in the amounts and at the times set forth in the below table upon the achievement of certain Merger-related milestones. The severance payment amounts have been adjusted to reflect the approved base salaries which will take effect on January 27, 2014 for each named executive officer as follows: Mr. Cahill — $266,255; Mr. Shearer — $177,572; Mr. Bontrager — $182,722; Mr. Sawyer — $159,650; Ms. Farrington — $154,350; and Mr. Underwood — $131,127. The severance payment amounts reflect an average bonus for fiscal years 2011-2013 (applying an estimate for 2013 based on TFC’s current operating plan estimates) for each named executive officer as follows: Mr. Cahill — $74,167; Mr. Shearer — $23,300; Mr. Bontrager — $51,578; Mr. Sawyer — $46,756; Ms. Farrington — $44,059; and Mr. Underwood — $38,848. The severance payment is a “double-trigger” payment (i.e., it is conditioned upon the Merger occurring and the executive officer’s termination of employment in connection with or following the Merger); however, as discussed in the section entitled “Interests of Certain Officers and Directors of TFC in the Merger” beginning on page 56, Ms. Farrington and Messrs. Shearer and Bontrager have each accepted offers for at-will employment with Old National, conditioned upon the closing of the Merger and the termination and resolution of certain matters associated with their respective employment agreements, which would result in the payout of their respective severance payments at the closing of the Merger and continued at-will employment with Old National. The LTIP payment is a “single-trigger” payment (i.e., it is only conditioned on the closing of the Merger, not the executive officer’s subsequent termination of employment in connection with or following the Merger). The retention bonuses to be paid to certain named executives constitute “single trigger” and/or “double trigger” payments. Set forth below are the separate values of each of the severance payment, the LTIP payment and the total potential retention bonus payments:

Name	Severance Payment (“Double-Trigger”) ($)	LTIP Payment (“Single-Trigger”) ($)	Retention Bonus Payments (“Single and/or Double-Trigger”) ($)
Michael D. Cahill	$680,843	$32,500	$25,000
Gary D. Shearer	$401,744	$32,500	$40,000
Wendell L. Bontrager	$468,600	$32,500	$40,000
Richard R. Sawyer	$412,813	$32,500	$25,000
Tina M. Farrington	$396,819	$32,500	$40,000
James E. Underwood	$339,950	$32,500	$25,000

Set forth below are the amounts and timing of the respective retention bonus payments to be made to each of the named executive officers listed below assuming that each such named executive officer is employed on such dates:

Name	Paid at Closing ($)	Paid Upon Completion of Data Processing Integration ($)	Paid within Three Weeks of Data Processing Integration Date ($)	Paid on First Anniversary of Closing ($)	Total ($)
Michael D. Cahill	$—	$12,500	$12,500	$—	$25,000
Gary D. Shearer	$10,000	$10,000	—	$20,000	$40,000
Wendell L. Bontrager	$10,000	$10,000	—	$20,000	$40,000
Richard R. Sawyer	—	$12,500	$12,500	—	$25,000
Tina M. Farrington	$10,000	$10,000	—	$20,000	$40,000
James E. Underwood	—	$12,500	$12,500	—	$25,000

(2)	Represents the value of 4,500 service-based restricted shares of Old National common stock which will be granted to Messrs. Shearer and Bontrager, respectively, at the closing of the Merger. These shares will vest in equal increments over a three-year period and are valued at $13.79 per share, the average closing market price of Old National’s shares of common stock over the first five business days following the public announcement of the Merger. The amounts represented for Messrs. Shearer and Bontrager do not include the value of any annual award grants that may be made to them in 2014 and for which they may be eligible under their written offers of employment as discussed in the section entitled “Interests of Certain Officers and Directors of TFC in the Merger” beginning on page 56.
(3)	Represents the value of 2,500 service-based restricted shares of Old National common stock which will be granted to Ms. Farrington at the closing of the Merger. These shares will vest in equal increments over a three-year period and are valued at $13.79 per share, the average closing market price of Old National’s shares of common stock over the first five business days following the public announcement of the Merger.
(4)	Amounts payable to named executive officers under TFC’s nonqualified deferred compensation plans are not included in this column as they are fully vested under the terms of the applicable plan and do not represent an enhanced benefit. Such vested amounts will be paid on an accelerated basis to the named executive officers as a result of the Merger. As discussed in the section entitled “Interests of Certain Officers and Directors of TFC in the Merger” beginning on page 56, the Merger Agreement provides that TFC or any subsidiary, as applicable, will terminate each nonqualified deferred compensation plan for employees and/or directors sponsored by TFC or any subsidiary in accordance with Treasury Regulation §1.409A-3(j)(4)(ix)(B) and accrued benefits under such plans will be distributed on, or prior to, the closing date of the Merger.
(5)	Fair market value of company car to be transferred to Mr. Cahill.

For the non-binding advisory resolution relating to the Merger-related compensation arrangements to be approved, more votes must be cast by TFC’s shareholders in favor of the proposal than are cast against it. Abstentions and broker non-votes will not be included in the vote count and will have no effect on the outcome of the proposal.

TFC’s Board of Directors unanimously recommends that shareholders vote “FOR” the approval of the non-binding advisory resolution approving the Merger-related compensation of TFC’s named executive officers, and the agreements or understandings concerning such compensation.

PROPOSAL 3 – ADJOURNMENT OF THE SPECIAL MEETING

In addition to the proposal to approve the Merger Agreement, the shareholders of TFC also are being asked to approve a proposal to adjourn or postpone the special meeting to permit further solicitation of proxies in the event that an insufficient number of shares is present in person or by proxy to approve the Merger Agreement.

Under the Indiana Business Corporation Law (the “IBCL”) and the Articles of Incorporation of TFC, the holders of a majority of the outstanding shares of common stock of TFC are required to approve the Merger. It is rare for a company to achieve 100% (or even 90%) shareholder participation at an annual or special meeting of shareholders, and only a majority of the holders of the outstanding shares of common stock of TFC are required to be represented at the special meeting, in person or by proxy, for a quorum to be present. In the event that shareholder participation at the special meeting is lower than expected, TFC would like the flexibility to postpone or adjourn the meeting in order to attempt to secure broader shareholder participation. If TFC desires to adjourn the special meeting, TFC will request a motion that the special meeting be adjourned, and delay the vote on the proposal to approve and adopt the Merger Agreement until the special meeting is reconvened. If TFC adjourns the special meeting for 30 days or less, TFC will not set a new record date or will announce prior to adjournment the date, time and location at which the special meeting will be reconvened; no other notice will be provided. Unless revoked prior to its use, any proxy solicited for the special meeting will continue to be valid for any adjourned or postponed special meeting, and will be voted in accordance with your instructions and, if no contrary instructions are given, for the proposal to approve and adopt the Merger Agreement.

Any adjournment will permit TFC to solicit additional proxies and will permit a greater expression of the views of TFC shareholders with respect to the Merger. Such an adjournment would be disadvantageous to shareholders who are against the proposal to approve and adopt the Merger Agreement because an adjournment will give TFC additional time to solicit favorable votes and increase the chances of approving that proposal. TFC has no reason to believe that an adjournment of the special meeting will be necessary at this time.

TFC’s board of directors recommends that shareholders vote FOR the proposal to adjourn or postpone the special meeting. Approval of the proposal to adjourn or postpone the special meeting to allow extra time to solicit proxies (Proposal 3 on your proxy card) requires more votes to be cast in favor of the proposal than are cast against it. Abstentions and broker non-votes will not be treated as “NO” votes and, therefore, will have no effect on this proposal.

DESCRIPTION OF TFC

Business

TFC, collectively with its subsidiaries, was incorporated as an Indiana corporation on July 8, 1998. TFC is a bank holding company with one bank subsidiary, Tower Bank & Trust Company and two unconsolidated subsidiary guarantor trusts, Tower Capital Trust 2 and Tower Capital Trust 3.

Tower Bank & Trust Company is an Indiana chartered bank with depository accounts insured by the FDIC and is a member of the Federal Reserve System. Tower Capital Trust 2 and Tower Capital Trust 3 are unconsolidated, wholly-owned Delaware statutory business trusts formed in December 2005 and December 2006, respectively, for the exclusive purpose of raising Federal Reserve approved capital through the issuance and sale of securities known as trust preferred securities. Tower Bank & Trust Company has a direct wholly-owned trust company subsidiary, Tower Trust Company (the “Trust Company”), an Indiana Corporation formed on January 1, 2006, which was previously owned by the bank holding company until December 1, 2009.

Through September 30, 2011, Tower Bank & Trust Company also had a direct wholly-owned Nevada investment subsidiary, Tower Capital Investments, Inc., that was formed on July 1, 2006, for the purpose of holding long-term investments, and an indirect wholly-owned subsidiary, Tower Funding Corporation. Tower Funding Corporation was a Maryland real estate investment trust (“REIT”) also formed on July 1, 2006. The REIT purchased mortgage-backed real estate loans from Tower Bank & Trust Company. Both, Tower Capital Investments, Inc. and Tower Funding Corporation were liquidated and dissolved as of September 30, 2011.

Tower Bank & Trust Company opened on February 19, 1999 and provides a range of commercial and consumer banking services from six locations in the metropolitan area of Fort Wayne, Allen County, Indiana, and one location in Warsaw, Indiana. Tower Bank & Trust Company’s lending strategy is focused on commercial and commercial mortgage loans and, to a lesser extent, on consumer and residential mortgage loans. Tower Bank & Trust Company offers a broad array of deposit products, including checking, savings, money market accounts, certificates of deposit and direct deposit services. Trust investment and management services are offered by the Trust Company.

The main office and corporate headquarters are located at 116 East Berry Street in downtown Fort Wayne, Indiana.

Tower Bank & Trust Company

Lending

Tower Bank & Trust Company generally makes loans to individuals and businesses located in Allen, Kosciusko and the surrounding counties in Northeast Indiana. The loan portfolio at December 31, 2012 consisted of commercial and commercial real estate loans (71.7%), residential mortgage loans (18.4%) and personal loans (9.9%). Tower Bank & Trust Company’s legal lending limit under applicable federal banking regulations is approximately $11.9 million, based on the legal lending limit of 15% of Tower Bank & Trust Company’s total risk-based capital. Tower Bank & Trust Company continues to pursue opportunities with both new and existing customers to originate new loans in order to increase the earning assets.

The Loan Segments:

Commercial Loan:    The lending activities focus primarily on providing small- and medium-sized businesses in the market area with commercial loans. These loans can be both secured and unsecured and are made available for general operating purposes, including acquisition of fixed assets such as real estate, equipment and machinery, and lines of credit collateralized by inventory and accounts receivable.

The customers typically have financing needs between $250,000 and $5.0 million. Commercial loans comprised 46.5% of the total loans at December 31, 2012 and the majority of these loans are secured by liens on equipment, inventory and other assets. These loans are also sometimes secured by owner-occupied or investment real estate, and typically have maturities of one to five years.

Commercial and industrial loans also include revolving notes for working capital that range in maturity from on demand to no longer than two years, with the majority of these having a one year maturity. Commercial real estate loans comprised 25.2% of the total loans at December 31, 2012. Commercial and commercial real estate loans can have either fixed or floating interest rates.

Commercial real estate lending involves more risk than residential lending because loan balances are typically greater and repayment is dependent not only upon general economic conditions and the continuing merits of the particular real estate project securing the loan, but also upon the underlying value of the collateral and the borrower’s financial health and liquidity. Accordingly, Tower Bank & Trust Company believes it has reduced the risk associated with these transactions by establishing limits for concentration in certain types of loans, projects, and borrowers, developed additional checks and balances in the approval process, increased underwriting standards and employed a higher degree of oversight.

In 2012, Tower Bank & Trust Company continued to focus on improving asset quality and increasing long-term profitability. As a result of the efforts over the past several years, Tower Bank & Trust Company has been able to reduce the loans categorized as special mention, substandard, or doubtful. The decreases in these categories have resulted from liquidating collateral, encouraging and assisting with the refinancing of these loans through other financial institutions, and taking additional charge-offs against certain loans. Tower Bank & Trust Company has also continued to place a greater emphasis on credit quality by focusing on the timely collection of required financial statements, centralization of consumer and retail small business (commercial loans under $250,000) loan underwriting, adherence to the internal policy and guidelines, and allocation of additional resources to improve the efficiency, quality and consistency of all loans underwritten.

The following table illustrates the recorded investment (1) of loans by risk category for the years ending December 31, 2012, 2011, and 2010.

	December 31,
($ in thousands)	2012	2011	2010
Special Mention	$5,506	$21,314	$27,098
Substandard	18,291	12,106	32,169
Doubtful	13,842	8,130	11,994

Total	$37,639	$41,550	$71,261

% of total loans	8.36%	8.98%	14.64%

(1)	The recorded investment in loans includes accrued interest and deferred fees, less nonaccrual interest paid, and deferred costs.

Mortgage Banking:    Tower Bank & Trust Company provides fixed rate, long-term residential mortgage loans and floating, short-term construction loans to its customers. The general policy, which is subject to periodic review by management, is to sell the majority of the mortgage loans it originates on the secondary market. Tower Bank & Trust Company generally retains only those loans where it has ongoing, multi-faceted customer relationships or those that allow Tower Bank & Trust Company to keep the portfolio at benchmark levels and support its commitment to its customers and community. All other loans are sold, or are originated on a brokered basis for another investor.

Tower Bank & Trust Company utilizes both correspondent and wholesale delivery methods for sold loans where it may also have delegated underwriting and closing responsibility. In 2012, Tower Bank & Trust Company received an average of 1.68% of the loan amount between the service release premium and fees on sold and brokered loans. Tower Bank & Trust Company does not retain servicing rights with respect to residential mortgage loans that it brokers or sells.

During 2012, Tower Bank & Trust Company originated $8.7 million in construction loans and $91.8 million of residential mortgage loans. Tower Bank & Trust Company retains all construction loans in the loan portfolio. Of the $91.8 million of residential mortgage loans originated, Tower Bank & Trust Company retained $37.7 million, sold $53.0 million in the secondary market, and brokered $9.8 million. These loans were a combination of traditional conventional loan products, jumbo whole loans, and government loan programs (FHA/VA). Tower Bank & Trust Company neither originated nor purchased any subprime loans in 2012, nor has it done so historically.

	For the years ended December 31,
($ in thousands)	2012	2011	2010
Real estate mortgage loans originated and retained	$37,657	$30,346	$37,403
Real estate mortgage loans originated and sold	52,993	38,710	37,885
Real estate mortgages brokered	9,839	4,671	6,111

Personal Loans and Lines of Credit:    Tower Bank & Trust Company makes personal loans and lines of credit available to consumers for various purposes, such as the purchase of automobiles, boats and other recreational vehicles, as well as to make home improvements and personal investments. The majority of the personal loans are home equity loans secured by a second lien on real estate. Tower Bank & Trust Company retains these loans in its portfolio.

Consumer loans generally have shorter terms and higher interest rates than residential mortgage loans and usually involve more credit risk than mortgage loans because of the type and nature of the collateral. Consumer lending collections are dependent on a borrower’s continuing financial stability and are thus likely to be adversely affected by job loss, illness and personal bankruptcy. In many cases, repossessed collateral for a defaulted consumer loan will not provide an adequate amount of repayment of the outstanding loan balance because of depreciation of the underlying collateral.

In order to maximize consumer loan approval efficiencies and ensure Tower Bank & Trust Company meets customer service expectations, Tower Bank & Trust Company utilized centralized underwriting. Tower Bank & Trust Company continues to pursue a policy of prudent loan underwriting, with an emphasis on the borrower’s credit history, collateral value, employment stability, and monthly income. Consumer loans are generally repaid on a monthly repayment schedule with the payment amount tied to the borrower’s periodic income. Tower Bank & Trust Company believes that the generally higher yields earned on consumer loans help to compensate for the increased credit risk associated with such loans, and it believes that consumer loans are important to the efforts to serve the credit needs of the customer base. Historically, the delinquency rates and losses on consumer loans have been lower than the national average, which held true in 2012.

The Lending Policies:

Loan Policies:    Although Tower Bank & Trust Company maintains a competitive approach to lending, it strives to underwrite high quality loans. Tower Bank & Trust Company employs written loan policies that contain general lending guidelines and are subject to periodic review and revision by the Tower Bank & Trust Company Board of Director’s Loan and Investment Committee and the Board of Directors. These policies relate to loan administration, documentation, and approval and reporting requirements for various types of loans.

The loan policies include procedures for oversight and monitoring of the lending practices and loan portfolio. Tower Bank & Trust Company seeks to make sound loans, while recognizing that lending money involves a degree of business risk. The loan policies are designed to assist in managing the business risk involved in making loans. These policies provide a general framework for the lending operations, while recognizing that not all loan outcomes and results can be anticipated. The loan policies instruct lending personnel to use care and prudent decision-making and to seek the guidance of the Chief Executive Officer, Chief Lending Officer, Director of Lending, and the Executive Vice President of Risk Management where appropriate.

Tower Bank & Trust Company maintains a separate credit department that is responsible for the integrity of data used by lending personnel for underwriting decisions. Additionally, the credit department is responsible for providing independent financial analysis and credit assessments for loan aggregations above $250,000. The credit department also assists in the application of loan policy and the identification of unresolved or potential credit issues. Tower Bank & Trust Company has also engaged an independent accounting firm to perform a review of the loan accounting and credit risk ratings.

The loan policies provide limits for loan-to-value ratios that limit the size of certain types of loans to a maximum percentage of the value of the real estate collateral securing the loans. The loan-to-value percentage varies by the type of collateral. The Federal Deposit Insurance Corporation Improvement Act of 1991 established regulatory and supervisory loan-to-value limits. The internal loan-to-value limitations follow those limits and, in certain cases, are more restrictive than those required by regulators. However, exceptions may be made to these limits and are allowable under the regulatory rules as long as the aggregate balance of these exceptions does not exceed certain capital thresholds. Exception balances are below the capital thresholds established by regulatory rules.

The loan policies include an “in-house” guideline limit on the aggregate amount of loans to any one borrower. In 2010, Tower Bank & Trust Company reduced the in-house limit from $7 million to $5 million and it remains at that level today. The loan committee approves all loan relationships above $1 million. Additionally, the Tower Bank & Trust Company Board of Director’s Loan and Investment Committee reviews all lending relationships over $5.0 million on a quarterly basis. This internal limit is subject to review and revision by the Board of Directors from time to time. In addition, the loan policies provide guidelines for (i) personal guarantees, (ii) loans to employees, executive officers and directors, (iii) problem loan identification, (iv) maintenance of an allowance for loan losses (v) interest reserves, and (vi) other matters relating to lending practices.

The Underwriting Policies:

Commercial Loans: Commercial loans are underwritten using an analysis of the customer’s current and historical financial statements. The type of financial statement that Tower Bank & Trust Company requires (audited, reviewed, compiled, tax return, or internally prepared) varies depending on the credit size, complexity, and risk. In addition to historical financial statements, projections may be required for loans with a term greater than one year. For all aggregated borrowing relationships in excess of $250,000, a cash flow analysis is completed for each corporate borrower, and a debt-to-income ratio is calculated for each personal guarantor. For those relationships where reliance is placed on a borrower or guarantor that is involved in multiple loans, business ventures or real estate projects, both a separate cash flow analysis and a consolidated global cash flow analysis is performed. In addition, Tower Bank & Trust Company reviews the quality and value of collateral provided to determine the appropriate advance rates and analyze the risks inherent in the business enterprise to determine the appropriate financial covenant package.

Commercial Real Estate Loans: Tower Bank & Trust Company will consider commercial real estate financing for any feasible project including land loans, acquisition and development loans, construction loans and long-term mortgages for income producing and investment properties. Tower Bank & Trust Company will not extend loans to a developer or builder who has been subject to a foreclosure action or has given a creditor a deed in-lieu of foreclosure. Commercial Real Estate loans are generally structured to provide full recourse or limited recourse to all principals and owners.

All real estate credit extensions are to meet high standards of quality and are to be in compliance with Tower Bank & Trust Company’s policies. The relationship managers are required to document and provide explanations for any exceptions to the underwriting policies.

Residential Mortgage Loans: Residential mortgage loans are defined as loans for primary or secondary residences. Loans for rental properties will not be considered under the guidelines for residential mortgage underwriting, but instead are to be considered as business loan requests subject to the Commercial Real Estate guidelines.

Loans sold into the secondary market are not subject to these guidelines. Portfolio loans must adhere to all requirements established in the lending guidelines regarding the borrower and property characteristics, including net worth, debt-to-income ratios, credit reporting, and collateral requirements.

The goal is to offer mortgage loans on owner-occupied real estate at competitive rates and terms to customers in the defined lending areas. Mortgage loan terms should be related to the nature and market value of the security property, as well as income, future earning ability and credit history of the borrower. Mortgages should be made in anticipation of regular amortization, not foreclosure.

Rates for residential mortgage loans are fixed or variable for the term of the loan. Tower Bank & Trust Company does not underwrite any hybrid loans, or sub-prime loans within its residential portfolio. Adjustable rate loans are primarily tied to the Prime Rate index and LIBOR Rate index as stated in the Wall Street Journal.

Home Equity Loans: Home equity loans and home equity lines of credit are underwritten using the same guidelines and procedures outlined above for residential mortgage loans. Tower Bank & Trust Company caps the loan to value maximum for home equity loans or lines of credit at 90% of the appraised value.

Consumer Loans: All consumer loans are to be supported by a signed, completed credit application disclosing loan purpose, applicant’s income and obligations, and repayment terms. Related documents should include a current or recent credit bureau report, proof of income (level of documentation dependent upon the loan type and amount), valuation of collateral (dependent on type of collateral), and other required documentation as outlined in the bank’s Loan Policy and Guidelines. Unsecured consumer loans of $5,000 and larger must also have a current financial statement on file on a form acceptable to Tower Bank & Trust Company.

Typically, the rates for variable rate loans in all categories are underwritten using the Prime Rate index or LIBOR index as stated in the Wall Street Journal. Typical loan terms on these types of products range from one to five years with interest rates between 0.00% to 3.00% over the Prime Rate or LIBOR.

Sources of Funds

In 2012, Tower Bank & Trust Company paid a dividend to TFC in the amount of $5.7 million and those funds were used to pay stockholders a $2.9 million dividend; to repurchase shares of the common stock in the amount of $1.7 million; and to fund the purchase of a $1.0 million par value equity security held at TFC for $902,900. In 2011, no inter-company contributions were made; nor did Tower Bank & Trust Company pursue any capital sources other than net income. In 2010, no inter-company contributions were made, but TFC did receive net proceeds of $2.8 million from a private placement of 458,342 shares of the common stock.

On an ongoing basis, Tower Bank & Trust Company funds its operations and loan growth primarily through local deposits. Secondarily, Tower Bank & Trust Company uses alternative funding sources as needed, including advances from the Federal Home Loan Bank, out-of-market deposits (including national market certificates of deposit and brokered certificates of deposit) and other forms of wholesale financing. As a result of two events that occurred in 2008, including a 400 basis point drop in the Federal Funds Rate and an increase in FDIC insurance, Tower Bank & Trust Company was able to reallocate its deposit portfolio from higher costing time deposits to lower cost deposits, such as checking, savings or money market accounts. By the end of 2012, the core deposits comprised 80.8% of total deposits compared to 78.7% and 74.9% at December 31, 2011 and December 31, 2010, respectively.

Deposit Generation: Tower Bank & Trust Company generates deposits primarily through offering a broad array of products to individuals, businesses, associations, financial institutions, and government entities in its primary market areas. Tower Bank & Trust Company generally seeks a comprehensive banking relationship from its lending customers, which has contributed to the internal deposit growth. This often includes encouraging new customers to consider both business and personal checking accounts and other deposit services. Deposit services include checking, savings, health savings accounts (“HSAs”), money market accounts, certificates of deposit, direct deposit services, and telephone and Internet banking. While total deposits decreased $41.0 million from December 31, 2011, Tower Bank & Trust Company can attribute approximately $48 million of this decrease to two customers’ deposits that were placed into noninterest-bearing checking accounts at Tower Bank & Trust Company for short-term purposes in December of 2011. These two deposits were withdrawn from Tower Bank & Trust Company during the first quarter of 2012 when a more suitable, permanent option was determined. Excluding these short-term deposits, the deposit portfolio increased by approximately $7.0 million during 2012. Interest-bearing checking accounts increased by $55.2 million, the result of an increase of $14.2 million in the Health Savings Accounts and the movement of approximately $28 million of noninterest-bearing balances to the new interest-bearing checking account for commercial customers during the first quarter of 2012. As a result of this movement between accounts and the departure of the short-term deposits discussed above, noninterest-bearing accounts decreased $61.6 million from December 31, 2011. Other categories reporting declines in balances during the year include in-market CD’s of $20.9 million, brokered certificates of deposit of $12.4 million, and money market accounts of $7.7 million.

Outside of these uncommon deposit portfolio changes, the HSA continue to be a primary leader in core deposit growth in 2012. The HSA deposits increased $14.2 million to a balance of $79.3 million and approximately 51,000 accounts at December 31, 2012 compared to a balance of $65.1 million and 43,000 accounts at December 31, 2011. Tower Bank & Trust Company offers a courier service for the deposit convenience of the business customers as well as wholesale lockbox and other business deposit and cash management services. Tower Bank & Trust Company also generates certificates of deposit through national, so-called out-of-market sources. These deposits include brokered deposits, which Tower Bank & Trust Company began accepting during 2003. Currently, the out-of-market deposits are generated through negotiated transactions with brokers. As the out-of-market deposits typically come in the form of certificates of deposit or money market accounts, the interest expense associated with these deposits is normally higher than interest paid on in-market deposits. For example, the offering rate on a two-year in-market certificate of deposit was around 0.30% compared to a two-year brokered certificate of deposit that had a range from 0.50% to 0.70% at December 31, 2012. However, based on the amount of funding needed and the timeframe in which Tower Bank & Trust Company needs it, Tower Bank & Trust Company finds it less expensive to utilize brokered deposits. In order to generate the needed volume, Tower Bank & Trust Company would need to raise rates above the current market prices to increase deposits. Additionally, Tower Bank & Trust Company would need to incur marketing costs to advertise the special product. Brokered deposits also offer more flexibility to match duration to certain investments. As a result, Tower Bank & Trust Company has chosen this type of funding vehicle over the past several years to increase profitability by matching the duration of the assets with that of the funding. An example of this funding strategy occurred in 2012 when Tower Bank & Trust Company started to implement a municipal bond leverage strategy that match-funds $25.0 million in investments with $25.0 million of brokered deposits. At December 31, 2012, the $25.0 million of investments was complete and was funded with new brokered deposits of approximately $11 million. The remaining funding for the investment purchases will be completed in early 2013. While these new brokered deposits were used specifically for funding the municipal bonds and to match the investment duration, the remainder of the brokered portfolio has decreased as the in-market deposit growth allows Tower Bank & Trust Company to replace maturing brokered deposits with in-market funds. During 2012, Tower Bank & Trust Company had approximately $23.4 million of brokered certificates mature and those were not replaced.

In 2012, the average cost of funds on out-of-market deposits was 2.59%, while the average cost of funds on in-market deposits was 0.22%. At December 31, 2012, approximately 83.9% of the deposits were generated in-market, while 16.1% were out-of-market deposits, compared to 83.0% of in-market deposits in 2011 and 17.0% out-of-market. Deposits at December 31, 2012, 2011, and 2010 are summarized as follows:

	2012		2011		2010
($ in thousands)	Balance	%	Balance	%	Balance	%
Core Deposits:
Noninterest-bearing demand	$108,147	19.3%	$169,758	28.2%	$92,873	16.1%
Interest-bearing checking	170,047	30.3%	114,865	19.1%	101,158	17.6%
Money market	120,254	21.4%	127,986	21.3%	159,336	27.7%
Savings	28,874	5.2%	22,398	3.7%	22,673	3.9%
Time, under $100,000	25,935	4.6%	38,573	6.4%	55,450	9.6%

Total Core Deposits	453,257	80.8%	473,580	78.7%	431,490	74.9%
Non-core Deposits:
In-market non-core deposits:
Time, $100,000 and over	17,521	3.1%	25,829	4.3%	39,357	6.8%
Out-of-market non-core deposits:
Brokered money market	12,035	2.2%	12,032	2.0%	12,016	2.1%
Brokered certificate of deposits	78,194	13.9%	90,596	15.0%	93,493	16.2%

Total out-of-market non-core deposits	90,229	16.1%	102,628	17.0%	105,509	18.3%

Total Non-core Deposits	107,750	19.2%	128,457	21.3%	144,866	25.1%

Total deposits	$561,007	100.0%	$602,037	100.0%	$576,356	100.0%

Investments

Tower Bank & Trust Company invests funds from time to time in various debt instruments, including but not limited to obligations guaranteed by the United States, general obligations of a state or political subdivision thereof, bankers’ acceptance of deposit of U.S. commercial banks, commercial paper of U.S. issuers rated in the highest category by a nationally recognized statistical rating organization, or trust preferred securities.

Tower Bank & Trust Company is permitted to make limited portfolio investments in equity securities and Tower Bank & Trust Company currently has four of these investments. Three of these investments include a $20,000 investment in an economic development venture capital limited partnership focusing on businesses located in Northeast Indiana; a $25,958 investment in a limited liability company formed for the purpose of acting as an agent for the sale of title insurance in the state of Indiana; and an equity investment with an initial investment of $1 million in a limited partnership focused primarily on bank holding companies.

Due to the volatility of the equity investment in the limited partnership as well as the accounting treatment for the investment, the Board of Directors approved the gradual liquidation of this investment. In 2009, requests were made to liquidate the investment. Disbursements received in 2011, 2010, and 2009 were $9,390, $23,022, and $740,437, respectively, leaving a value of $60,389 as of December 31, 2012. The remaining balance is invested in side-pocket investments, which are primarily made up of small equity investments in local start-up businesses, and is projected to be fully liquidated in the next couple of years. As of December 31, 2012, three of these investments carried a value of $106,347 and were recorded in other assets. The fourth equity investment includes a $1.0 million par value equity security recorded in securities available for sale at December 31, 2012 with a carrying value of $902,900.

Tower Bank & Trust Company may invest the funds in a wide variety of debt instruments and may participate in the federal funds market with other depository institutions. Real estate, which Tower Bank & Trust Company may acquire in satisfaction of or as a result of foreclosure upon loans and which at December 31, 2012, amounted to $1.9 million, may be held for no longer than ten years after the date of acquisition without the written consent of the Indiana Department of Financial Institutions (“IDFI”). Tower Bank & Trust Company is also permitted to invest an aggregate amount not to exceed 50% of the “sound capital” in various other real estate and buildings as are necessary for the convenient transaction of the business, such as but not limited the ownership of branch banking facilities.

Tower Trust Company

Investment Management and Trust Services

The investment management and trust services provide a wide range of traditional personal trust services to customers in the market area. The trust services include estate planning and money management, as well as traditional revocable trusts, irrevocable trusts, charitable trusts, estate administration, guardianship administration, individual retirement account administration, personal and institutional investment management, and custodial services. Tower Bank & Trust Company believes that by offering trust services through personalized client service, an experienced professional staff, and a tailored approach to investments that it can enhance and leverage client relationships.

The following table reflects assets under management and revenue derived from trust services for the periods indicated.

	For the years ended December 31,
($ in thousands)	2012	2011	2010
Assets under management	$479,729	$428,298	$473,058
Number of accounts	610	573	626
Average account size	$786	$747	$756
Trust revenue	$3,224	$2,958	$3,040

Tower Investment Services

In July of 2004, Tower Bank & Trust Company began offering securities and insurance brokerage services under the private label name of Tower Investment Services. Until December of 2012, the services were provided through PrimeVest Financial Services, Inc. Beginning in December of 2012, Tower Bank & Trust Company changed the provider of brokerage services to LPL Financial, a self-clearing broker dealer. Tower

Investment Services had $192.6 million in assets under management at December 31, 2012, compared to $166.3 million at December 31, 2011.

The following table reflects assets under management and revenues of the investment services department for the periods indicated.

	For the years ended December 31,
($ in thousands)	2012	2011	2010
Assets under management	$192,564	$166,296	$159,284
Number of accounts	1,373	1,444	1,376
Average account size	$140	$115	$116
Investment services revenue	$604	$596	$565

Effect of Government Monetary Policies

Tower Bank & Trust Company’s performance and the results are affected by domestic economic conditions and the monetary and fiscal policies of the United States government, its agencies and the Federal Reserve Board (“Federal Reserve”). The Federal Reserve’s monetary policies have had, and will continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things to, curb inflation or, conversely, to stimulate the economy. The instruments of monetary policy employed by the Federal Reserve include open market operations in U.S. government securities, changes in the discount rate on member bank borrowing and changes in reserve requirements against deposits held by all federally insured banks. During 2008, the Federal Reserve lowered the federal funds discount rate to 0.25% where it remains at December 31, 2012. The drop in interest rates in 2008 continues to have an impact on Tower Bank & Trust Company in 2011 and 2012 by forcing Tower Bank & Trust Company to reduce both loan and deposit rates to remain competitive in the local market. In 2009 and 2010, Tower Bank & Trust Company implemented an interest rate floor on the loan portfolio and aggressively lowered the interest rates paid on deposits to combat the prolonged period of low short-term interest rates and to improve the net interest margin. In 2011 and 2012, Tower Bank & Trust Company continued to drop the deposit rates, but needed to discontinue the use of interest rate floors on loans to remain competitive. While interest rates have remained low the last few years, Tower Bank & Trust Company does not expect much change in the near future based on statements from the Federal Reserve. Federal officials have stated that prolonged economic conditions would warrant exceptionally low levels for the federal funds rate at least through 2015.

Regulation and Supervision

General

Financial institutions and their holding companies are extensively regulated by federal and state law. Consequently, the growth and earnings performance can be affected not only by management decisions and general economic conditions, but also by the regulations and policies of, various governmental regulatory authorities. Those authorities include but are not limited to the Federal Reserve, the FDIC, the IDFI, the Internal Revenue Service and the state taxing authorities. The effect of such regulations and policies can be significant and cannot be predicted with any high degree of certainty.

Federal and state laws and regulations generally applicable to the business regulate among other things:

•	the scope of permitted businesses,

•	investments,

•	reserves against deposits,

•	capital levels relative to operations,

•	lending activities and practices,

•	the nature and amount of collateral for loans,

•	the establishment of branches,

•	mergers and consolidations, and

•	dividends.

The foregoing system of supervision and regulation establishes a comprehensive framework, and is intended primarily for the protection of the FDIC’s deposit insurance funds, the depositors of Tower Bank & Trust Company and the public, rather than the stockholders, and any change in government regulation may have a material adverse effect on the business.

Bank Holding Company Regulation

As a bank holding company, TFC is subject to regulation by the Federal Reserve under the Federal Bank Holding Company Act of 1956, as amended (the “FBHC Act”). Under the FBHC Act, TFC is subject to examination by the Federal Reserve and are required to file reports of TFC’s operations and such additional information as the Federal Reserve may require. Under Federal Reserve policy, TFC is expected to act as a source of financial strength to Tower Bank & Trust Company and to commit resources to support the Tower Bank & Trust Company in circumstances where it might not do so absent such policy.

Any loans by a bank holding company to a subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

With certain limited exceptions, the FBHC Act prohibits bank holding companies from acquiring direct or indirect ownership or control of voting shares or assets of any company other than a bank, unless the company involved is engaged in one or more activities which the Federal Reserve has determined to be so closely related to banking or managing or controlling banks as to be incidental to these operations. Under current Federal Reserve regulations, including rules under which TFC qualifies as a bank holding company as described in the following paragraph, such permissible non-bank activities include such things as mortgage banking, equipment leasing, securities brokerage, and consumer and commercial finance company operations. As a result of recent amendments to the FBHC Act, many of these acquisitions may be affected by bank holding companies that satisfy certain statutory criteria concerning management, capitalization, and regulatory compliance, if written notice is given to the Federal Reserve within ten business days after the transaction. In certain cases, prior written notice to the Federal Reserve will be required. Notwithstanding the scope of these permissible activities, TFC has not organized nor has it sought to establish any of these types of businesses.

The Federal Reserve uses capital adequacy guidelines in its examination and regulation of bank holding companies. If capital falls below minimum guidelines, a bank holding company may, among other things, be denied approval to acquire or establish banks or non-bank businesses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Sources.”

Bank Regulation

Tower Bank & Trust Company is an Indiana banking corporation and a member of the Federal Reserve System. As a state-chartered member bank, Tower Bank & Trust Company is subject to the examination, supervision, reporting and enforcement jurisdiction of the IDFI, as the chartering authority for Indiana banks, and the Federal Reserve as the primary federal bank regulatory agency for state-chartered member banks. The deposit accounts are insured by the Bank Insurance Fund of the FDIC.

These agencies, and federal and state law, extensively regulate various aspects of the banking business including, among other things:

•	permissible types and amounts of loans,

•	investments and other activities,

•	capital adequacy,

•	branching,

•	interest rates on loans and on deposits,

•	the maintenance of noninterest-bearing reserves on deposit, and

•	the safety and soundness of banking practices.

Federal law and regulations, including provisions added by the Federal Deposit Insurance Corporation Improvement Act of 1991 and regulations promulgated thereunder, establish supervisory standards applicable to the lending activities of Tower Bank & Trust Company, including internal controls, credit underwriting, loan documentation, and loan-to-value ratios for loans secured by real property.

Tower Bank & Trust Company is subject to certain federal and state statutory and regulatory restrictions on any extension of credit to Tower Financial Corporation or any of the subsidiaries, on investments in the stock or other securities of the subsidiaries, and on the acceptance of the stock or other securities of the subsidiaries as collateral for loans to any person. Limitations and reporting requirements are also placed on extensions of credit by Tower Bank & Trust Company to its directors and officers, to the directors and officers and to the directors and officers of the subsidiaries, to the principal stockholders, and to “related interests” of such persons. In addition, such legislation and regulations may affect the terms upon which any person becoming a director or officer of Tower Financial Corporation or one of the subsidiaries or a principal stockholder of Tower Financial Corporation may obtain credit from banks with which Tower Bank & Trust Company maintains a correspondent relationship. Also, in certain circumstances, an Indiana banking corporation may be required by order of the Department to increase the capital or reduce the amount of the deposits.

The federal banking agencies have published guidelines implementing the FDIC’s requirement that the federal banking agencies establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines establish standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. In general, the guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the institution’s primary federal bank regulator may require the institution to submit a plan for achieving and maintaining compliance. The preamble to the guidelines states that the agencies expect to require a compliance plan from an institution whose failure to meet one or more of the standards is of such severity that it could threaten the safe and sound operation of the institution. Failure to submit an acceptable compliance plan, or failure to adhere to a compliance plan that has been accepted by the appropriate regulator, would constitute grounds for further enforcement action.

Insurance of Deposit Accounts

As an FDIC-insured institution, Tower Bank & Trust Company is required to pay deposit insurance premiums based on the risk it poses to the Bank Insurance Fund. The FDIC also has authority to raise or lower assessment rates on insured deposits to achieve the statutorily required reserve ratios in insurance funds and to impose special additional assessments. The FDIC has utilized a risk based assessment system since 2008. Under this system, the banks are evaluated based on three primary sources of information: supervisory ratings, financial ratios, and long-term debt issuer ratings (for large institutions only). Due to a large number of bank failures throughout the United States in 2008 and 2009, the FDIC deposit insurance fund was depleted and required additional assessments to replenish the fund to an acceptable level. Premiums were not only increased to replenish the fund, but because of additional operating expenses the FDIC would incur due to increased resolution activities expected in the future.

Also, in 2008, the FDIC increased the limit of insured funds to $250,000 on interest-bearing deposits and an unlimited amount on noninterest-bearing deposits compared to the previous limit of $100,000 on all deposits. These temporary limits for unlimited insurance on noninterest-bearing accounts ended on December 31, 2012, but the increased limit on all deposit accounts up to $250,000 was permanently implemented to ease the fears of banking customers after the bank failures over the recent years. Based on these additional costs, the FDIC raised the assessment rates in 2009, assessed a one-time special assessment due September 30, 2009 equal to five basis points of total assets less Tier 1 Capital, and issued an assessment to prepay the quarterly assessments for the fourth quarter 2009, and for all 2010, 2011 and 2012 along with the quarterly risk-based assessment for the third quarter of 2009 on December 30, 2009.

The FDIC began drawing down prepaid assessments on March 30, 2010, representing payment for the regular quarterly risk-based assessment for the fourth quarter of 2009. Each institution continues to receive quarterly assessment statements from the FDIC and expenses the amount due, but the institution’s quarterly risk-based deposit insurance assessments are paid through a reduction in the amount prepaid in March of 2010 until that amount is exhausted or until December 31, 2014, when any amount remaining will be returned to the institution. The remaining balance in the prepaid FDIC assessment account was $925,337 as of December 31, 2012, which was a decrease of $625,796 from December 31, 2011. The decrease in the assessment during 2013 is expected to be similar to 2012 barring any significant change in total assets less Tier 1 Capital and/or unforeseen regulatory changes.

Consumer and Other Laws

Tower Bank & Trust Company’s business also includes making a wide variety of consumer loans. When making consumer loans, Tower Bank & Trust Company is subject to state usury and regulatory laws and to various federal statutes, such as the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Secure and Fair Enforcement for Mortgage Licensing Act and the Home Mortgage Disclosure Act, as well as the regulations promulgated thereunder, which prohibit discrimination, specify disclosures to be made to borrowers regarding credit and settlement costs and regulate the mortgage loan servicing activities of Tower Bank & Trust Company, including the maintenance and operation of escrow accounts and the transfer of mortgage loan servicing.

The Riegle Act imposed new escrow requirements on depository and non-depository mortgage lenders and services under the National Flood Insurance Program. In receiving deposits, Tower Bank & Trust Company is subject to extensive regulation under state and federal law and regulations, including the Truth in Savings Act, the Expedited Funds Availability Act, the Bank Secrecy Act, the Electronic Funds Transfer Act, and the Federal Deposit Insurance Act. Violation of these laws could result in the imposition of significant damages and fines upon Tower Bank & Trust Company, its directors and officers.

The Gramm-Leach-Bliley Act (or “Gramm-Leach”) which was signed into law on November 12, 1999 and contains provisions intended to safeguard consumer financial information in the hands of financial service providers by, among other things, requiring these entities to disclose their privacy policies to their customers and allowing customers to “opt out” of having their financial service providers disclose their confidential financial information to non-affiliated third parties, subject to certain exceptions. Final regulations implementing the new financial privacy regulations became effective during 2001. Similar to most other consumer-oriented laws, the regulations contain some specific prohibitions and require timely disclosure of certain information.

Under the Community Reinvestment Act (or “CRA”) and the implementing regulations, Tower Bank & Trust Company has a continuing and affirmative obligation to help meet the credit needs of its local community, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of the institution. The CRA requires the Board of Directors of financial institutions, such as Tower Bank & Trust Company, to adopt a CRA statement for each assessment area that, among other things, describes its efforts to help meet community credit needs and the specific types of credit that the institution is willing to extend. Tower Bank & Trust Company’s service area is designated as all of Allen County and Warsaw, Indiana. Tower Bank & Trust Company’s Board of Directors is required to review the appropriateness of this area designation at least annually. The CRA also requires that all financial institutions publicly disclose their CRA ratings. Tower Bank & Trust Company received a “satisfactory” rating on its most recent CRA performance evaluation.

The Dodd-Frank Wall Street Reform and Consumer Protection Act was signed on July 21, 2010 (“Dodd-Frank”) and was enacted to create a sound economic foundation to grow jobs, protect consumer, rein in Wall Street and big bonuses, end bailouts and the “Too Big to Fail”, and prevent another financial crisis. Highlights of Dodd-Frank include the following:

•

Created a new independent authority housed at the Federal Reserve, The Consumer Financial Protection Bureau- that consolidates and strengthens consumer protection responsibilities previously handled by other regulatory authorities, such as the FDIC and the Federal Reserve.

•	Created a council to identify and address systemic risks posed by large, complex companies, products, and activities before they threaten the stability of the economy.

•	Provides stockholders with a say on pay and corporate affairs with a non-binding vote on executive compensation and golden parachutes.

•	Provides tough new rules for transparency and accountability for credit rating agencies to protect investors and businesses.

•

Strengthens oversight and empowers regulators to aggressively pursue financial fraud, conflicts of interest and manipulation of the system that benefits special interests at the expense of American families and businesses.

USA Patriot Act of 2001

On October 6, 2001, the “Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“USA Patriot Act”) was enacted. The statute increased the power of the U.S. Government to obtain access to information and to investigate a full array of criminal activities. In the area of money laundering activities, the statute added terrorism, terrorism support, and foreign corruption to the definition of money laundering offenses and increased the civil and criminal penalties for money laundering; applied certain anti-money laundering measures to U.S. bank accounts used by foreign persons; prohibited financial institutions from establishing, maintaining, administering or managing a correspondent account with a foreign shell bank; provided for certain forfeitures of funds deposited in U.S. interbank accounts by foreign banks; provided the Secretary of the Treasury with regulatory authority to ensure that certain types of bank accounts are not used to hide the identity of customers transferring funds and to impose additional reporting requirements with respect to money laundering activities; and included other measures.

On October 28, 2002, the Department of Treasury issued a final rule concerning compliance by covered U.S. financial institutions with the new statutory anti-money laundering requirement regarding correspondent accounts established or maintained for foreign banking institutions, including the requirement that financial institutions take reasonable steps to ensure that correspondent accounts provided to foreign banks are not being used to indirectly provide banking services to foreign shell banks. Tower Bank & Trust Company believes that compliance with the new requirements has not had a material adverse impact on its operations or financial condition.

Competition

All phases of the banking business are highly competitive. Tower Bank & Trust Company competes with numerous financial institutions, including other commercial banks in the greater Fort Wayne, Warsaw,

Allen County and Kosciusko County market areas in Northeast Indiana. In 2012, there were 21 banking institutions, excluding credits unions, with 106 total locations throughout Allen County. This compares to 20 banking institutions with 104 locations in 2011. The four largest banks in Allen County are Wells Fargo, JP Morgan Chase, PNC, and Lake City Bank, and they comprise approximately 64% of the deposit market share as of June 30, 2012. In 2012, Tower Bank & Trust Company was ranked fifth in Allen County with almost 10% of the deposit market share.

Tower Bank & Trust Company also faces competition from thrift institutions, credit unions and other banks as well as finance companies, insurance companies, mortgage companies, securities brokerage firms, money market funds, trust companies and other providers of financial services. Many of the competitors have been in business for many years longer than us, so they have established customer bases, and are larger and have larger lending limits than Tower Bank & Trust Company does. Tower Bank & Trust Company competes for loans principally through the ability to communicate effectively with the customers and understand and meet their needs. Tower Bank & Trust Company offer personal attention, professional service, off-site ATM capability and competitive interest rates. Tower Bank & Trust Company believes that the personal service philosophy enhances the ability to compete favorably in attracting individuals and small- to medium-sized businesses. Additionally, Tower Bank & Trust Company was one of the first to bring HSA to the market after they were established in 2004 and they provide HSA to clients in all fifty states. In 2012, Tower Bank  & Trust Company was ranked one of the top 20 HSA providers in the nation.

Employees

As of December 18, 2013, TFC had 163 employees, including approximately 158.25 full-time equivalents. None of the employees are covered by a collective bargaining agreement. Recently, TFC announced the resignation of five of the commercial lending officers employed by Tower Bank & Trust Company. Although these employees were responsible for managing relationships with Tower Bank & Trust Company’s commercial lending customers, TFC fully intends to continue to manage and service these relationships in the same manner and with the same devotion to its customers’ needs as it has in the past. Management believes that its relationship with the employees is good.

Properties

The properties below are owned or leased by TFC or Tower Bank & Trust Company and TFC believes these properties are suitable and adequate for our current business and are appropriately utilized.

Description	Location	Own or Lease
Corporate Headquarters	Fort Wayne, Indiana (Downtown)	Lease
Dupont Branch	Fort Wayne, Indiana (North)	Own
Scott/Illinois Branch	Fort Wayne, Indiana (Southwest)	Own
Stellhorn/Lahmeyer Branch	Fort Wayne, Indiana (Northeast)	Own
Waynedale Branch	Fort Wayne, Indiana (South)	Own
Covington Branch	Fort Wayne, Indiana (Southwest)	Own
Warsaw Branch	Warsaw, Indiana (Downtown)	Own

TFC conducts business through the Corporate Headquarters and the branches. None of the properties it owns is subject to any major encumbrance. TFC’s net investment in real estate and equipment at December 31, 2012 was $8.9 million.

Legal Proceedings

None.

Market for Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market Information

TFC common stock is traded on the NASDAQ Global Market System under the symbol “TOFC.” As of September 30, 2013, there were 423 stockholders of record and approximately 995 beneficial owners of the common stock.

The following table also presents the high and low sales prices for TFC common stock on the NASDAQ Global Market System, by quarter for 2013, 2012 and 2011.

High/Low Stock Price	2013		2012		2011
	High	Low	High	Low	High	Low
1st Quarter	$13.98	$11.790	$12.600	$8.310	$8.980	$7.550
2nd Quarter	$15.00	$12.92	$10.930	$10.050	$8.960	$8.000
3rd Quarter	$23.420	$14.00	$12.770	$9.460	$9.000	$7.200
4th Quarter (through December 17, 2013)	$25.24	$22.93	$14.250	$11.300	$8.680	$7.020

Dividends

Because TFC is a holding company and substantially all of its assets are held by the Tower Bank & Trust Company, TFC’s primary source of cash for dividends has been Tower Bank & Trust Company. Payments from Tower Bank & Trust Company to TFC are subject to legal and regulatory limitations, generally based on capital levels and profits, imposed by law and regulatory agencies with authority over Tower Bank & Trust Company. The ability of Tower Bank & Trust Company to pay dividends is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements. In addition, under the terms of the debentures issued in connection with certain trust preferred securities due in 2035 and 2037, TFC would be precluded from paying dividends on its common stock (other than dividends in the form of additional shares of common stock) if TFC is in default under these debentures, if TFC has exercised its right to defer payments of interest on these debentures, or if certain related defaults occurred.

From April 23, 2010 until its termination on July 10, 2012, TFC and its wholly-owned subsidiaries were under a written agreement with the Federal Reserve and the IDFI, (the “Written Agreement”). One of the requirements in the Written Agreement was that TFC was not to pay dividends on or redeem any common or preferred stock or other capital stock, or make any payments of interest on its Trust Preferred Debt, without written approval from the Federal Reserve. As a result, no preferred stock dividends, common stock dividends or Trust Preferred Debt interest payments were made in 2010 or 2011.

In June of 2012, TFC paid all of the deferred interest payments on its outstanding trust preferred subordinated securities in the amount of $2.3 million. TFC received permission on May 11, 2012, from the Federal Reserve Bank of Chicago to make both of these payments on their respective due dates.

Effective July 10, 2012, the Federal Reserve and IDFI terminated the Written Agreement. As a result, Tower Bank & Trust Company was able to pay $5.7 million in dividends to TFC to fund the purchase of a $1.0 million par value equity security in the amount of $902,900, to fund two quarterly dividends and one special dividend to stockholders totaling $2.9 million, and to fund the repurchase of 141,850 shares of TFC’s common stock. In 2013, Tower Bank & Trust Company was able to pay $1.4 million in dividends to TFC to fund four quarterly dividends and one special dividend to stockholders totaling $1.2 million. Prior to the third quarter of 2012, no dividend payments had been made since the first quarter of 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATION

This Management’s Discussion and Analysis of TFC and its wholly-owned subsidiary, Tower Bank & Trust Company should be read with the consolidated financial statements included elsewhere in this proxy statement/prospectus. The financial statements reflect the consolidated financial condition and results of operations of TFC and Tower Bank & Trust Company.

Overview for the Nine (9) Months Ended September 30, 2013

Net income for the nine months ended September 30, 2013 and 2012 was $5.7 million and $4.0 million, respectively. The 41.5% increase in net income was the result of decreasing loan provision expense by

$3.1 million and an increase in noninterest income of $840,336. These increases to net income were offset by a decrease in net interest income of $1.3 million, an increase in income tax expense of $659,048, and an increase in noninterest expense of $336,676. Loan provision expenses decreased due to improvements in asset quality, declining historical loss rates, and a decrease in adversely rated credits. The increase in noninterest income was led by increases in gains on available-for-sale securities and trust and brokerage income, and was offset by decreases in mortgage banking income. Increases in noninterest expense were led by increases in salaries and benefits, loan and professional costs, and data processing expenses of $485,719, $290,314, and $256,072, respectively. These increases were offset by decreases in other real estate owned (“OREO”) expenses of $692,453 and FDIC insurance premiums of $136,699.

Total assets increased $17.9 million, or 2.6%, from $684.0 million at December 31, 2012 to $701.9 million at September 30, 2013. This increase was the result of an $11.2 million increase in investment securities, a $3.2 million increase in bank owned life insurance (“BOLI”), and a $1.1 million increase in total loans. The increase in investment securities was primarily in the tax-exempt municipal and mortgage-backed security sectors. The increase in total loans was the result of increases in commercial and commercial real estate loans in the amount of $8.8 million and $5.5 million, respectively; offset by decreases in residential real estate, home equity, and consumer loans totaling $13.1 million. Of those decreases, the decrease in residential real estate loans of $7.3 million was primarily the result of existing loans being refinanced in the current low interest rate environment. As these loans were refinanced, management chose to sell the majority of new loans originated and let the existing balance decline in an effort to reduce the exposure to long-term, low rate loans.

Total deposits increased by $29.2 million, or 5.2%, from December 31, 2012, to September 30, 2013. The increase in total deposits to $590.2 million at September 30, 2013, was primarily related to increases of $15.3 million in health savings accounts, $4.6 million in savings accounts, $6.8 million in money market accounts, and $9.5 million in brokered deposits. The increase in HSAs, which are included in interest-bearing checking accounts, was primarily due to the annual employer funded contributions made to their employees’ HSAs in January. The increase in brokered deposits was strategically planned by management to fund the remaining portion of the municipal bond leverage strategy. Offsetting the increase was a decrease of approximately $8.8 million of interest-bearing commercial and consumer checking accounts, excluding HSAs.

Financial Condition

Total assets were $701.9 million at September 30, 2013, compared to total assets of $684.0 million at December 31, 2012. The increase was primarily due to the $11.2 million increase in investment securities and the $3.2 million increase in BOLI.

Cash and Cash Equivalents. Cash and cash equivalents, which include federal funds sold, were $16.2 million at September 30, 2013. This represents a $1.4 million, or 9.2%, increase from December 31, 2012. This balance tends to fluctuate on a daily basis as new funds come in and others are sent out to fund commitments, such as new loans or investment purchases.

Investment Securities

Trading Securities. At September 30, 2013, TFC held $230,300 in trading securities. This asset is an investment in mutual funds that is associated with a nonqualified deferred compensation plan for TFC’s executive officers. TFC attempts to mirror investment performance in the participant deemed deferred compensation accounts, which allows for reduced risk for TFC since changes in the nonqualified participant liabilities will tend to be offset by similar changes in the corporate trading assets.

Securities Available for Sale. Available-for-sale securities increased by $11.0 million, or 6.3%, from December 31, 2012. This increase was primarily due to purchases of residential mortgage-backed securities and tax-exempt municipal securities. TFC is focused on preserving net interest income while maintaining a consistent level of quality earning assets. Due to this focus, TFC has increased its portfolio of available-for-sale securities to supplement the decline in interest income from lower loan and investment yields as a result of the extended low-rate interest environment. At September 30, 2013, available-for-sale securities made up 26.4% of total assets compared to 25.4% of total assets at December 31, 2012.

Loans. Total loans increased $1.1 million from December 31, 2012, to $451.5 million at September 30, 2013. While loan growth was only 0.23% from December 31, 2012, to September 30, 2013, there was significant movement within the loan portfolio. Over the nine-month period in 2013, commercial and commercial real estate loans grew by $8.8 million and $5.5 million, respectively. Of the $5.5 million increase in commercial real estate, there was growth of $9.9 million in owner-occupied and investment purpose commercial real estate properties offset by a $4.4 million reduction in commercial real estate construction loans; otherwise known as, acquisition and development loans. Offsetting the increases were decreases in residential real estate loans of $7.3 million, home equity loans of $4.8 million, and consumer loans of $1.0 million. The $7.3 million decrease in residential mortgage loans was primarily the result of existing loans being refinanced in the current low interest rate environment. As these loans were refinanced, management chose to sell the majority of new loans originated and let the existing balances decline in an effort to reduce its exposure to long-term, low rate loans. New residential mortgage loan originations during the first nine months of 2013 totaled $58.8 million, of which only $18.2 million was retained. While new commercial and commercial real estate loans are regularly added to the portfolio, they continue to be offset by amortization and pay downs on existing loans as business customers are using excess cash reserves to pay down loan balances. New commercial and commercial real estate loan volume during the first nine months of 2013 was approximately $109.2 million. Competition and declining rates in the local and national lending environment also continues to be a challenge as TFC looks to replace these paid off and paid down loans with new loans meeting the asset quality, price, and risk deemed acceptable by its lending policies and management.

Nonperforming Assets. Nonperforming assets include impaired securities, nonperforming loans, OREO, and other impaired assets. Nonperforming loans include loans 90 days past due and still accruing interest, nonperforming restructured loans, and nonaccrual loans. Nonperforming assets decreased by $8.9 million from $18.8 million, or 2.7% of total assets, at December 31, 2012, to $9.9 million, or 1.4% of total assets, at September 30, 2013. This decrease was primarily due to payoffs and pay downs totaling $3.4 million on nonaccrual loans; one troubled debt restructured commercial loan (“TDR”) in the amount of $1.2 million being reclassified as a performing TDR; the sale of one nonaccrual commercial and one nonaccrual commercial real estate loan totaling $2.1 million; partial charge-offs in the amount of $975,086; sales of OREO properties totaling $1.7 million; and upgrades to remove from nonaccrual status of approximately $763,000. These reductions were primarily offset by the addition of new nonperforming relationships totaling $1.2 million, which were predominantly made up of six small business commercial relationships totaling $893,237.

The following table summarizes TFC’s recorded investment in nonperforming assets at the dates indicated:

	September 30, 2013	December 31, 2012
Loans past due over 90 days and still accruing	$742,931	$109,888
Nonperforming restructured loans	—	1,645,224
Nonaccrual loans	6,762,484	14,967,886

Total nonperforming loans	$7,505,415	$16,722,998
Other real estate owned	2,351,694	1,908,010
Other impaired assets owned	50,516	129,853

Total nonperforming assets	$9,907,625	$18,760,861

Nonperforming assets to total assets	1.41%	2.74%
Nonperforming loans to total loans	1.66%	3.71%

TDR loans decreased $1.2 million from December 31, 2012, to September 30, 2013. The decrease was mainly due to the sale of one commercial real estate loan with a principal balance of $1.1 million at December 31, 2012, and the payoff of one commercial loan in the amount of $425,253. These decreases were offset by the addition of one commercial loan with a balance at September 30, 2013, of $319,700. This commercial loan was deemed a TDR due to renewing a collateral deficient loan to a borrower experiencing financial difficulty. They had two TDR loan relationships totaling $1.6 million that were reported as impaired, nonperforming TDRs at December 31, 2012. As of September 30, 2013, one of those loans in the amount of $1.2 million has been reclassified as an impaired, performing TDR, while the other was moved to nonaccrual status as a nonperforming TDR. The general policy for TDRs is to reclassify the loans to performing once timely payments have been received for over 6 months since their restructurings. It is TFC’s policy to continue to base its measure of loan impairment on the contractual terms specified by the loan agreement in accordance with paragraphs ASC 310-10-35-20 through 35-26 and ASC 310-10-35-37. At September 30, 2013, management believes it has allocated adequate specific reserves for the risks associated with the loan portfolio.

The following table summarizes TFC’s TDR loans as of the dates indicated:

	September 30, 2013	December 31, 2012
Nonperforming TDR loans	$—	$1,645,224
Nonperforming TDR loans included in nonaccrual loans	1,487,455	2,241,937

Total nonperforming TDR loans	$1,487,455	$3,887,161
Performing TDR loans	1,949,736	795,703

Total TDR loans	$3,437,191	$4,682,864

Loans reported as impaired decreased to $11.7 million from the $18.2 million reported at December 31, 2012. The decrease in the impaired loans was primarily due to payoffs and pay downs totaling $3.7 million, the sale of two commercial nonaccrual loans in the amount of $2.1 million, partial charge-offs in the amount of $975,086, the transfer of four nonaccrual loans to OREO in the amount of $2.4 million, and the reclassification of one commercial real estate loan to unimpaired in the amount of $641,577. These decreases were offset primarily by the addition of one impaired commercial loan totaling $3.3 million.

During the nine months ended September 30, 2013, it added $920,775 in loans to non-accrual status, which primarily included two commercial loans totaling $765,652, which were already deemed impaired at December 31, 2012 and had no impact on total impaired loans. Adding these types of loans to non-accrual status is a typical migration as it works to dispose of these assets. This growth in non-accruals was offset by the pay offs, charge-offs, dispositions, or payments on loans previously placed on nonaccrual as described in aforementioned paragraph.

Adjustments to certain commercial and residential real estate properties classified as other real estate owned (OREO) are measured at the lower of carrying amount or fair value, less costs to sell. Fair values are generally based on third party appraisals of the property that include certain assumptions and unobservable inputs used many times by appraisers, resulting in a Level 3 classification. In cases where the carrying amount exceeds the fair value, less costs to sell, an impairment loss is recognized. Whenever a new fair value is determined, which is typically done on an annual basis in the OREO category, TFC reports the property at that new value. The internal policy on OREO properties generally requires an updated appraisal every 12 to 24 months based on the property type. OREO increased by $443,684 in the first nine months of 2013 as a result of the addition of three commercial real estate properties totaling $1.1 million and one residential real estate property in the amount of $1.0 million. These increases were offset by sales of two commercial real estate properties in the amount of $802,112 and various lot sales on five commercial real estate development projects totaling $842,011, and the receipt of insurance proceeds on one commercial property in the amount of $35,660. All OREO sales during the nine month period in 2013 resulted in a net gain on sales of $395,394.

Allowance for Loan Losses. Each quarter the allowance for loan losses is adjusted to the amount management believes is necessary to maintain the allowance at adequate levels. Management allocates specific portions of the allowance for loan losses to specific problem loans. Problem loans are identified through a loan risk rating system and monitored through watch list reporting. Specific reserves are determined for each identified problem loan based on delinquency rates, collateral and other risk factors specific to that problem loan. Management’s allocation of the allowance to other loan pools considers various factors including historical loss experience, the present and prospective financial condition of borrowers, industry concentrations within the loan portfolio, general economic conditions, and peer industry data of comparable banks.

The allowance for loan losses at September 30, 2013, was $6.8 million, or 1.51% of total loans outstanding, a decrease of $1.5 million from $8.3 million, or 1.84% of total loans outstanding, at December 31, 2012. The provision for loan losses for the first nine months in 2013 resulted in a benefit of $825,000 compared to an expense of $2.3 million for the first nine months in 2012. The decrease in the allowance for loans losses was due to management’s continued focus on improving asset quality and profitability by reducing the balance of “watch list” or adversely rated loans categorized as “special mention”, “substandard”, or “doubtful”. Adversely rated loans decreased from a recorded investment of $37.6 million at December 31, 2012 to $27.8 million at September 30, 2013, which was a $9.8 million decrease. The reduction in these credits was the result of payoffs and pay downs, charge-offs, upgrades in rating, loan sales and refinancing through another institution. Improving asset quality has led to a decline in historical loss rates over the last couple of years, which has also been a primary cause for the decrease in the allowance for loan losses.

For the first nine months of 2013, TFC was in a net charge-off position of $655,306 compared to a net charge-off position of $3.2 million for the first nine months of 2012. Of the $975,086 in gross charge-offs, $670,377 were from two commercial relationships, which had $793,000 of specific reserves at December 31, 2012.

All Other Assets. All other assets increased $4.8 million as a result of increases in other investments in the amount of $4.0 million, BOLI in the amount of $3.2 million, and the deferred tax asset on net unrealized holding losses on securities available for sale in the amount of $2.3 million. Other investments increased due to TFC’s participation in a Section 42 Low Income Housing project in the amount of $2.0 million and due to a $2.0 million investment in 2,000 shares of non-market traded Senior Housing Crime Prevention’s preferred stock. BOLI increased by $3.2 million due to TFC investing in additional policies in the amount of $2.8 million and compounded earnings during the period. These increases were offset by decreases in other assets receivable, current and deferred assets on the income taxes, and prepaid FDIC insurance in the amounts of $2.2 million, $1.4 million, and $925,337, respectively. The $2.3 million decrease in other assets receivable was due to receiving cash for three security sales that traded in December of 2012, but settled in January of 2013. The decrease in the current and deferred assets on income taxes was primarily due to the increase in the taxable income. Prepaid FDIC insurance decreased by $925,337 due to being charged the first quarter premiums for 2013 and receiving a refund for the remaining prepaid balance with the FDIC.

Deposits. Total deposits were $590.2 million at September 30, 2013, compared to $561.0 million at December 31, 2012. The increase in total deposits was primarily related to increases of $15.3 million HSAs, $4.6 million in savings accounts, $6.8 million in money market accounts, and $9.5 million in brokered deposits. HSAs increased from a balance of $79.3 million at December 31, 2012, to $94.6 million at September 30, 2013, which is a 19.3% increase. The increase in HSAs, which are included in interest-bearing checking accounts, was largely due to the annual employer and employee funded contributions to HSAs, which is expected during the month of January each year. Generally, after the large increase in the balance of HSAs during the first quarter, the balance tends to remain somewhat flat for the remainder of the year with fluctuations coming from accountholders making qualified contributions and withdrawals. Brokered deposits increased from $90.2 million at December 31, 2012 to $99.7 million at September 30, 2013, which is a 10.5% increase. The majority of this increase in brokered deposits occurred during the first quarter of 2013 and was strategically planned by management to fund the remaining portion of the $25.0 million municipal bond leverage strategy. As described in the Annual Report Form 10-K for December 31, 2012, this strategy was implemented in the fourth quarter of 2012 to preserve net interest income. This strategy will add approximately $250,000 annually to net interest income, but will cause a decrease in net interest margin. Offsetting the increases in deposits was a decrease of approximately $8.8 million of interest-bearing checking accounts, excluding HSAs.

The following table summarizes TFC’s deposit balances at the dates indicated:

	September 30, 2013		December 31, 2012
	Balance	%	Balance	%
Core deposits:
Noninterest-bearing demand	$110,828,555	18.8%	$108,147,229	19.3%
Interest-bearing checking	176,523,260	29.9%	170,047,196	30.4%
Money market	127,073,228	21.5%	120,253,915	21.4%
Savings	33,501,881	5.7%	28,874,130	5.1%
Time, under $100,000	24,604,477	4.2%	25,934,861	4.6%

Total core deposits	472,531,401	80.1%	453,257,331	80.8%
Non-core deposits:
In-market non-core deposits:
Time, $100,000 and over	17,947,305	3.0%	17,521,247	3.1%
Out-of-market non-core deposits:
Money market	12,046,795	2.0%	12,035,072	2.1%
Brokered certificate of deposits	87,710,000	14.9%	78,193,688	14.0%

Total out-of-market deposits	99,756,795	16.9%	90,228,760	16.1%

Total non-core deposits	117,704,100	19.9%	107,750,007	19.2%

Total deposits	$590,235,501	100.0%	$561,007,338	100.0%

Borrowings. TFC had borrowings of $44.3 million at September 30, 2013, compared to $54.9 million at December 31, 2012. The decrease of $10.6 million during the first nine months of the year was due to three long-term fixed rate FHLB advances maturing in the amount of $8.0 million and reducing the variable rate, short-term borrowings with the FHLB by $4.6 million. These decreases were offset by replacing the matured FHLB Advances with a 0.62% fixed rate bullet for $2.0 million. The current weighted average rate on the FHLB advances is 0.61% with a weighted average remaining maturity of 1.4 years. We also had $17.5 million of aggregate principal amount in junior subordinated debenture outstanding at September 30, 2013 and December 31, 2012. We currently have two statutory trust subsidiaries, TCT2 and TCT 3. TCT 2 has a variable rate of LIBOR plus 1.34% on $8.0 million of debt. TCT 3 has a variable rate of LIBOR plus 1.69% on the remaining $9.0 million of debt. Interest rates at September 30, 2013, for TCT 2 and TCT 3 were 1.59% and 1.95%, respectively.

All Other Liabilities.      All other liabilities were $5.3 million at September 30, 2013, an increase of $1.0 million compared to December 31, 2012. This increase was primarily due to an increase of $1.2 million in other accounts payable to fund the remaining investment for TFC’s participation in a Section 42 Low Income Housing project. Offsetting this increase was a decrease of $120,650 in other accrued amounts, including accrued salaries, commissions, and SERP payments.

Results of Operations

For the Nine-Month Periods Ended September 30

Results of operations for the nine-month period ended September 30, 2013 reflected net income of $5.7 million, or $1.21 per diluted share. This was a $1.7 million increase from net income of $4.0 million, or $0.83 per diluted share, reported for the nine-month period ended September 30, 2012. The increase in net income was the result of decreasing loan provision expense by $3.1 million and an increase in noninterest income of $840,336. These increases to net income were offset by a decrease in net interest income of $1.3 million, an increase in noninterest expense of $336,676, and an increase in income tax expense of $659,048.

	September 30
Performance Ratios	2013	2012
Return on average assets*	1.11%	0.81%
Return on average equity*	12.12%	8.31%
Net interest margin (TEY)*	3.49%	3.87%
Efficiency ratio	69.09%	66.27%

*	annualized

Net Interest Income. Net interest income for the nine-month periods ended September 30, 2013 and 2012 was $15.4 million and $16.7 million, respectively. The reduction in net interest income of $1.3 million from 2012 to 2013 was the result of a decrease in average earning assets coupled with a decrease in net interest margin. The 38 basis point decrease in net interest margin was due to a decline in loan and investment yields and a shift in the components that make up the earning assets. The tax equivalent net interest margin for the first nine months of 2013 was 3.49%, while the tax equivalent net interest margin for the first nine months of 2012 was 3.87%.

The primary cause for the decrease in net interest margin was the decrease in average loans of $25.1 million coupled with a 39 basis point decrease in loan yield, which amounted to a $2.2 million decrease in interest income for the first nine months of 2013 compared to the same period for 2012. Loan yield has decreased as a result of continual declines in lending rates in the local and national markets. Also contributing to the decrease in net interest margin was a decline in the tax equivalent investment yield to 2.95% at September 30, 2013 from 3.73% at September 30, 2012. This decline was predominantly due to a decline in reinvestment rates on securities, both taxable and tax exempt. In an effort to decrease the impact of the decline in investment yield on net interest income, the average balance of investment securities was increased by $53.6 million for the same period primarily due to the implementation of management’s municipal bond leverage strategy.

At September 30, 2013 and 2012, average loans made up 69.3% and 76.8% of average earning assets, respectively, and average investment securities made up 29.2% and 21.8% of average earning assets, respectively. As the mix of average earning assets has shifted with more weight on the portfolio of investment securities, the tax equivalent net interest margin has declined due to this type of portfolio naturally earning a lower yield than the loan portfolio.

This decrease in interest income was offset by a decrease in interest expense due to the cost of funds ratio decreasing from 0.85% at September 30, 2012 to 0.56% at September 30, 2013 for the nine month periods. This 29 basis point reduction was mainly due to the low interest rate environment and the shift in the deposit portfolio. As reflected in the following table, TFC has experienced a shift in the deposit portfolio from certificates of deposit and money markets to lower-cost, interest bearing checking accounts, which has contributed to the decrease in cost of funds. This shift in deposits and the lowering of rates decreased interest expense by $722,406 during the first nine months of 2013 compared to the first nine months of 2012. On March 1, 2012, the last $9.0 million of trust preferred debt with a fixed rate of 6.56% as of December 31, 2011 moved to a floating rate of LIBOR plus 169 basis points, which was 1.95% at September 30, 2013. This change in interest rate saved $125,524 for nine-month period ended September 30, 2013 compared to the same period in 2012.

The following table reflects the average balance, interest earned or paid, and yields or costs of TFC’s assets, liabilities and stockholders’ equity at and for the dates indicated:

	As of and For The Nine Month Period Ended
	September 30, 2013			September 30, 2012
($ in thousands)	Average Balance	Interest Earned or Paid	Annualized Yield or Cost	Average Balance	Interest Earned or Paid	Annualized Yield or Cost
Assets
Short-term investments and interest-earning deposits	$1,861	$10	0.72%	$1,777	$35	2.63%
Federal funds sold	3,129	2	0.09%	3,063	2	0.09%
Securities — taxable	93,716	860	1.23%	74,729	1,467	2.62%
Securities — tax exempt (1)	91,465	3,224	4.71%	56,869	2,215	5.20%
Loans held for sale	4,477	—	0.00%	3,576	—	0.00%
Loans	438,782	14,562	4.44%	463,836	16,764	4.83%

Total interest-earning assets	633,430	18,658	3.94%	603,850	20,483	4.53%
Allowance for loan losses	(7,969)			(9,333)
Cash and due from banks	13,635			21,981
Other assets	43,928			40,301

Total assets	$683,024			$656,799

Liabilities and Stockholders’ Equity
Interest-bearing checking	$180,945	$100	0.07%	$153,620	$151	0.13%
Savings	31,303	10	0.04%	24,590	10	0.05%
Money market	120,116	91	0.10%	126,335	278	0.29%
Certificates of deposit	44,857	161	0.48%	54,724	414	1.01%
Brokered deposits	97,354	1,432	1.97%	81,619	1,664	2.72%
Short-term borrowings	1	—	0.00%	1,057	—	0.00%
FHLB advances	14,708	89	0.81%	12,678	117	1.23%
Junior subordinated debt	17,527	241	1.84%	17,527	367	2.80%

Total interest-bearing liabilities	506,811	2,124	0.56%	472,150	3,001	0.85%
Noninterest-bearing checking	107,532			114,684
Other liabilities	5,978			5,589
Stockholders’ equity	62,703			64,376

Total liabilities and stockholders’ equity	$683,024			$656,799

Net interest income		$16,534			$17,482

Rate spread			3.38%			3.68%
Net interest income as a percent of average earning assets			3.49%			3.87%

(1)	Computed on a tax equivalent basis for tax exempt securities using a 34% statutory tax rate.

Provision for Loan Losses. Provision for loan losses resulted in a benefit of $825,000, or 25 basis points, annualized, on average loans during the first nine months of 2013 compared to $2.3 million of expense, or 66 basis points, annualized, on average loans for the first nine months of 2012. The decrease in provision expense for the nine-month period ending September 30, 2013 was mainly due to continued improvement of the quality of the loan portfolio, declining historical loss rates, and adversely rated loans being paid off, paid down, or sold. At September 30, 2013, the recorded investment of adversely rated loans decreased 26.1%, or $9.8 million, from December 31, 2012. The allowance for loan losses at September 30, 2013 totaled $6.8 million and was

1.51% of total loans outstanding on that date. For the nine-month period ended September 30, 2013, TFC was in a net charge-off position of $655,307, or 20 basis points, annualized, on average loans compared to net charge-off of $3.2 million, or 91 basis points, annualized, on average loans during the same period a year ago. The charge-offs taken in the nine-month period ending September 30, 2013 were primarily from two commercial relationships in the amount of $705,449, which had $793,000 of specific reserves at December 31, 2012.

Noninterest income. Noninterest income was $7.2 million and $6.3 million for the first nine months of 2013 and 2012, respectively. The $840,336 increase was primarily due to an increase in gains on sale of available-for-sale securities, trust and brokerage fees, net debit card interchange income, and letter of credit income in the amounts of $365,587, $360,156, $71,365, and $58,073, respectively. The majority of the gains on available-for-sale securities were taken during the first quarter of 2013 to reposition those funds as a result of the sold securities either being recently downgraded or no longer required to be pledged as collateral. Gains on available-for-sale securities will fluctuate from period to period as gains or losses are typically only realized in the portfolio when an opportunity arises to improve the position of the overall investment portfolio. The increase reported in trust and brokerage fees was a result of an increase in assets under management by $44.2 million, which came from improvement in market conditions and increased production from September 30, 2012, to September 30, 2013. The increase in letter of credit income was mainly due to one-time fees associated with two performance letters of credit to two different commercial customers. Net debit card interchange income has increased due to the growing number of debit cards and transactions associated with those cards. The number of debit cards increased by 18.6% from September 30, 2012, to September 30, 2013.

Noninterest Expense. Noninterest expense was $15.6 million and $15.3 million for the nine-month periods ended September 30 of 2013 and 2012, respectively. The main components of noninterest expense for the first nine months of 2013 were salaries and benefits of $9.0 million, occupancy and equipment of $1.9 million, loans and professional costs of $1.3 million, and data processing expenses of $1.2 million. The increase in noninterest expense was primarily due to the increases in salaries and benefits of $485,719, loan and professional costs of $290,314, and data processing costs of $256,072. These increases were offset by decreases in OREO expenses of $692,453 and FDIC insurance premiums of $136,699. This increase in salaries and benefits was due to an increase in the 2013 Profit Sharing accrual by $476,100, which was due to the improvement in TFC’s earnings for the same nine-month period. In addition to the increase from profit sharing, salaries and benefits increased as a result of an increased number of employees over the same period and annual employee merit raises. Loan and professional costs increased during the nine-month period ending September 30, 2013 compared to same period in 2012 as a result of fees in the amount of $279,204 related to the pending transaction to merge with Old National Bank. Data processing expenses increased for the quarter ended September 30, 2013, compared to the quarter ended September 30, 2012, primarily due to the increase in the number of accounts TFC has open on the core banking system and for additional services provided by the core processor. OREO expense decreased for the nine-month period ending September 30, 2013, compared to the same period in 2012 primarily due to an increase in the gains on sale of OREO properties in the amount of $395,394. The gains on sale were the result of the sale of two commercial real estate properties at a gain of $63,634 and the sale of various lots of five commercial real estate development properties at gains totaling $331,760.

Income Taxes. During the nine-month periods ended September 30, 2013 and 2012, TFC recorded $2.1 million and $1.5 million in income taxes, respectively. The effective tax rate recorded for the nine-month period was 27.3% for 2013 compared to 26.9% for 2012. The effective tax rate increased for the nine-month period ending September 30, 2013, due to a slight increase in taxable income in comparison to net income before taxes from 65.3% at September 30, 2012, to 66.7% at September 30, 2013.

Liquidity and Capital Resources

Liquidity. The general liquidity strategy is to fund growth with deposits and to maintain an adequate level of short- and medium-term investments to meet typical daily loan and deposit activity needs. We experienced an increase of $29.2 million in total deposits during the first nine months of 2013, of which HSAs made up $15.3 million and brokered deposits made up $9.5 million of this growth. We continue to encourage the growth of lower cost, in-market deposits while allowing higher cost in-market certificates of deposit to leave as they mature. Additional funding needs are typically satisfied through FHLB advances and brokered deposits. The use of brokered deposits has offered TFC the flexibility to structure the duration and volume of funding that in-market deposits cannot provide. As a result, TFC chose this type of funding vehicle over the past several years to increase long-term profitability by matching the duration of the assets with that of the funding. An example of this funding strategy occurred in the fourth quarter of 2012 when TFC implemented a municipal bond leverage strategy that match-funded $25.0 million in investments with $25.0 million of brokered deposits. The majority of the $9.5 million in growth of brokered deposits during the first nine months of 2013 completed the funding of the municipal bond leverage strategy. This strategy was implemented based on availability and prudent decision making that factored in interest rate sensitivity, capital needs, and company policy. As a result of the pending merger transaction with Old National Bancorp, TFC will most likely utilize short-term, variable funding to fulfill liquidity needs.

Currently, of the $26.8 million in FHLB borrowings, $5.5 million are fixed rate bullet advances with no callable options; therefore, TFC must wait until maturity to repay without incurring a penalty. Included in the out-of-market funding base are borrowings from the FHLB, brokered deposits, and trust preferred securities. In the aggregate these out-of-market deposits and borrowings represented $144.1 million, or 22.7% of the total funding, at September 30, 2013. This was down from $145.1 million, or 23.6%, at December 31, 2012. Total deposits at September 30, 2013, were $590.2 million and the loan to deposit ratio was 76.5%. Total borrowings at September 30, 2013, were $44.3 million.

Primary funding for the investment and loan portfolios will come from in-market sources through the marketing of products and the development of branch locations. For additional funding needs, TFC will utilize short-term, variable funding sources, such as FHLB advances.

Capital Resources. Stockholders’ equity is a noninterest-bearing source of funds, which provides support for asset growth. Stockholders’ equity was $62.0 million and $63.7 million at September 30, 2013, and December 31, 2012, respectively. Affecting the decrease in stockholders’ equity during the first nine months of 2013 was a $4.5 million decrease in unrealized gains/(losses), net of tax, on available-for-sale securities, the repurchase of 70,000 common shares of stock in the amount of $862,222, and dividends paid in the amount of $2.2 million at $0.47 per share. Offsetting these decreases to stockholder’s equity was $5.7 million in net income and $73,690 of additions to additional paid-in capital for grants and/or issuances of stock.

The following table summarizes the capital ratios of TFC and the Tower Bank & Trust Company at the dates indicated:

	September 30, 2013			December 31, 2012
	Actual	Well- Capitalized	Minimum Required	Actual	Well- Capitalized	Minimum Required
The Company
Leverage capital	11.39%	5.00%	4.00%	11.18%	5.00%	4.00%
Tier 1 risk-based	14.76%	6.00%	4.00%	14.65%	6.00%	4.00%
Total risk-based	16.01%	10.00%	8.00%	15.90%	10.00%	8.00%

The Bank
Leverage capital	11.10%	5.00%	4.00%	10.80%	5.00%	4.00%
Tier 1 risk-based	14.33%	6.00%	4.00%	14.10%	6.00%	4.00%
Total risk-based	15.58%	10.00%	8.00%	15.35%	10.00%	8.00%

Results of Operations

For the Year Ended December 31, 2012

Summary

Net income was $5.7 million, or $1.18 per diluted share, for the year ended December 31, 2012. While this was a decrease of $875,370 from the prior year, approximately $3.2 million of the decrease was the result of recording tax expense of $1.6 million in 2012 compared to a tax benefit of $1.6 million in 2011. When comparing income before tax, TFC experienced an increase of $2.3 million from 2011 to 2012. This improvement from 2011 was the result of a decrease in provision expense of $1.7 million, a decrease in noninterest expense of $749,927, and an increase in noninterest income by $362,763. These increases to earnings were offset by a decrease in net interest income of $550,590.

Net interest income decreased 2.4% from the prior year due to decreases in loan and investment yields coupled with a decrease in average earning assets. Provision expense decreased by $1.7 million as a result of improvement in asset quality from 2011 to 2012. Noninterest income increased $362,763 as a result of an increase in trust and brokerage income, an increase in mortgage banking income, and a decrease on the impairment of available-for-sale securities. Noninterest expense decreased as a result of savings in both FDIC insurance premiums and OREO expenses. Income tax expense increased by $3.2 million as a result of reversing the state valuation allowance on the state deferred tax asset and the deferred timing differences, which resulted in a tax benefit of $1.6 million in 2011.

Net Interest Income. Net interest income, the difference between revenue generated from earning assets and the interest cost of funding those assets, is the primary source of earnings. While net interest income only declined $550,590, or 2.4%, to $22.2 million and the net interest margin only declined to 3.81% from 3.84% in 2011, the approach for generating interest income focused on a decrease in cost of funds. Interest income declined $2.9 million, or 10.1%, in 2012 to $26.0 million, while interest expense declined $2.4 million, or 38.6%, to $3.8 million. Interest income and interest expense for the year ended December 31, 2011 were $28.9 million and $6.1 million, respectively, netting $22.8 million in net interest income. Interest income and interest expense for the year ended December 31, 2010 were $30.5 million and $8.2 million, respectively, netting $22.3 million in net interest income. The decline in interest income during 2012 was driven by the $2.9 million decrease in interest income from loans as a result of a decline in the average balance coupled with a decline in loan yield from the prior year by 37 basis points. Investment yield also experienced a decline in yield of 53 basis points in taxable securities and 61 basis points in nontaxable securities from 2011 to 2012. This decline in investment yield was primarily offset by an increase in average long-term investments of $13.2 million. Offsetting the decreases to interest income were decreases in interest expenses of $1.9 million in interest paid on deposits and $365,587 in interest paid on trust preferred securities. The decrease in interest paid on deposits not only decreased due to the decrease in rates, but also due to the reallocation of the deposit portfolio to lower cost accounts, such as noninterest- and interest-bearing checking accounts, from higher cost time deposits, such as certificates of deposit. This was reflected by increases in average noninterest-bearing checking accounts and interest-bearing checking accounts of $23.2 million and $44.0 million, respectively, offset by a decrease in average in-market and brokered certificates of deposit of $53.9 million from 2011 to 2012. Aside from the transfer of approximately $28 million in money market account balances to the new interest-bearing checking account described earlier, HSAs were the primary reason for the increase in interest-bearing checking accounts as they increased by $14.2 million from December 31, 2011 to December 31, 2012. These HSAs had an average rate of 0.11% and have been one of the driving forces in reducing the cost of funds in 2010, 2011, and 2012. Also contributing to the decrease in interest expense was the decrease in the Trust Preferred Debt Securities interest rate in the first quarter of 2012, as the remaining $9.0 million of the $17.0 million is now on a floating rate based on three-month LIBOR. The weighted average rate decreased from 4.66% in 2011 to 2.57% in 2012.

The increase of $493,704 in net interest income in 2011 from 2010 was due to an increase in net interest margin, which was offset by a purposeful decrease in total loans. The net interest margin, or net yield on average earning assets, increased to 3.84% in 2011 from 3.70% in 2010. The increase in net interest margin in 2010 and

2011 was similar to 2012 in that TFC aggressively reduced deposit rates, while keeping them consistent with local market rates, and restructured the deposit mix by reducing the higher cost in-market certificate of deposits. Offsetting the increase in net interest margin was a decrease of $1.9 million in average earning assets from 2010 to 2011. These actions in 2010, 2011, and 2012 were a continued response to the low interest rate environment which has existed since December 2008 when the Federal Reserve lowered the federal funds rates to 0.25%.

The level of net interest income is primarily a function of asset size, as the weighted-average interest rate received on earning assets is greater than the weighted average interest cost of funding sources; however, factors such as types of assets and liabilities, interest rate risk, liquidity, asset quality, and customer behavior also impact net interest income as well as the net yield.

The following table reflects the average balance, interest earned or paid, and yields or costs of the assets, liabilities and stockholders’ equity during 2012, 2011, and 2010.

Average Balance,

Interest and Yield/

Cost Analysis

	2012			2011			2010
($ in thousands)	Average Balance	Interest Earned or Paid	Yield or Cost	Average Balance	Interest Earned or Paid	Yield or Cost	Average Balance	Interest Earned or Paid	Yield or Cost
Assets
Short-term investments and interest-earning deposits	$1,569	$42	2.68%	$1,794	$35	1.95%	$2,693	$26	0.97%
Federal funds sold	3,466	4	0.12%	3,283	4	0.12%	2,421	5	0.21%
Securities — taxable	78,254	1,839	2.35%	79,608	2,296	2.88%	74,285	2,502	3.37%
Securities — tax exempt (1)	61,114	3,071	5.03%	46,533	2,623	5.64%	27,614	1,624	5.88%
Loans held for sale	3,960	—	0.00%	2,295	—	0.00%	2,138	—	0.00%
Loans	461,609	22,064	4.78%	481,933	24,828	5.15%	508,182	26,847	5.28%

Total interest-earning assets	609,972	27,020	4.43%	615,446	29,786	4.84%	617,333	31,004	5.02%
Allowance for loan losses	(9,174)			(11,868)			(12,663)
Cash and due from banks	21,379			19,975			17,074
Other assets	40,144			39,751			42,873

Total assets	$662,321			$663,304			$664,617

Liabilities and Stockholders’ Equity
Interest-bearing checking	$156,317	$196	0.13%	$112,283	$156	0.14%	$103,263	$323	0.31%
Savings	25,206	13	0.05%	22,036	33	0.15%	20,543	79	0.38%
Money market	137,436	389	0.28%	164,065	717	0.44%	154,914	1,184	0.76%
Certificates of deposit	122,273	2,560	2.09%	176,176	4,185	2.38%	203,066	4,980	2.45%
Short-term borrowings	35	—	0.00%	46	—	0.00%	19	—	0.00%
FHLB advances	14,636	161	1.10%	15,987	231	1.44%	25,306	466	1.84%
Junior subordinated debt	17,527	451	2.57%	17,527	817	4.66%	17,527	1,159	6.61%

Total interest-bearing liabilities	473,430	3,770	0.80%	508,120	6,139	1.21%	524,638	8,191	1.56%
Noninterest-bearing checking	116,724			93,532			85,599
Other liabilities	7,093			5,588			4,355
Stockholders’ equity	65,074			56,064			50,025

Total liabilities and stockholders’ equity	$662,321			$663,304			$664,617

Net interest income		$23,250			$23,647			$22,813

Rate spread			3.63%			3.63%			3.46%
Net interest income as a percent of average earning assets			3.81%			3.84%			3.70%

(1)	Computed on a tax equivalent basis for tax equivalent securities using a 34% statutory tax rate.

The following table shows the changes in interest income, interest expense, and net interest income due to variances in rate and volume of average earning assets and interest-bearing liabilities. The change in interest not solely due to changes in rate or volume has been allocated in proportion to the absolute dollar amounts of the change in each.

Changes in Net Interest Income Due

To Rate and Volume

	2012 over 2011
($ in thousands)	Rate	Volume	Total
Increase (decrease) in interest income:
Short-term investments and interest-earning deposits	$12	$(5)	$7
Federal funds sold	—	—	—
Securities — taxable	(419)	(38)	(457)
Securities — tax exempt	(308)	756	448
Loans	(1,745)	(1,019)	(2,764)

Net change in interest income	(2,460)	(306)	(2,766)
Increase (decrease) in interest expense:
Interest-bearing checking	13	27	40
Savings	(24)	4	(20)
Money market	(225)	(103)	(328)
Certificates of deposit	(454)	(1,171)	(1,625)
Short-term borrowings	—	—	—
FHLB advances	(52)	(18)	(70)
Trust preferred securities	(366)	—	(366)
Net change in interest expense	(1,108)	(1,261)	(2,369)

Net change in interest income and interest expense	$(1,352)	$955	$(397)

	2011 over 2010
($ in thousands)	Rate	Volume	Total
Increase (decrease) in interest income:
Short-term investments and interest-earning deposits	$20	$(11)	$9
Federal funds sold	(2)	1	(1)
Securities — taxable	(377)	171	(206)
Securities — tax exempt	(70)	1,069	999
Loans	(656)	(1,363)	(2,019)

Net change in interest income	(1,085)	(133)	(1,218)
Increase (decrease) in interest expense:
Interest-bearing checking	(193)	26	(167)
Savings	(51)	5	(46)
Money market	(533)	66	(467)
Certificates of deposit	(152)	(643)	(795)
Short-term borrowings	—	—	—
FHLB advances	(87)	(148)	(235)
Trust preferred securities	(342)	—	(342)

Net change in interest expense	(1,358)	(694)	(2,052)

Net change in interest income and interest expense	$273	$561	$834

Interest income is primarily generated from the loan portfolio. Average loans comprised 76%, 78%, and 82% of average earning assets during 2012, 2011, and 2010, respectively. During 2012, the loan portfolio had an average yield of 4.78%, and earned $22.1 million, or 84.9% of total interest income, a decrease of $2.9 million from 2011. This decrease in loans was offset by increases in long-term investments. The decrease of $550,590 in net interest income in 2012 from 2011 was the result of a reduction in average earning assets in the amount of $5.5 million and the net result of a reduction in interest income outpacing the reduction in interest expense. During 2011, the loan portfolio had an average yield of 5.15%, and earned $24.8 million, or 85.9% of total interest income. During 2010, the loan portfolio had an average yield of 5.28% and earned $26.8 million, or 88.2% of total interest income.

The total average securities portfolio and total average short-term investments equaled 22.8% and 0.8%, respectively, of average earning assets. With an average tax-equivalent yield of 3.52%, total securities contributed $3.9 million, or 14.9% of total interest income, in 2012, while total short-term investments had a combined average yield of 0.91% and earned $45,559, or 0.2% of total interest income, in 2012. During 2011, the total average securities portfolio and total average short-term investments equaled 20.5% and 0.8%, respectively, of average earning assets. With an average tax-equivalent yield of 3.90%, total securities contributed $4.0 million, or 13.9% of total interest income, in 2011, while total short-term investments had a combined average yield of 0.77% and earned $39,041, or 0.1% of total interest income, in 2011. During 2010, the total securities portfolio and total short-term investments equaled 16.5% and 0.8%, respectively, of average earning assets. With an average tax-equivalent yield of 4.05%, total securities contributed $3.6 million, or 11.7% of total interest income, in 2010, while total short-term investments had a combined average yield of 0.61% and earned $31,334, or 0.1% of total interest income, in 2010.

Interest expense is primarily generated from money market deposits and certificates of deposit, which equaled 29.0% and 25.8%, respectively, of average interest-bearing liabilities during 2012; 32.3% and 34.7%, respectively, of average interest-bearing liabilities during 2011; and 29.5% and 38.7%, respectively, of average interest-bearing liabilities during 2010. Total average borrowings were 6.8%, 6.6%, and 8.2% of average interest-bearing liabilities during 2012, 2011, and 2010, respectively.

Money market balances had an average rate of 0.28% and cost $388,658, or 10.3% of total interest expense, in 2012 compared to 0.44% and cost $716,473, or 11.7% of total interest expense, in 2011. Certificates of deposit had an average rate of 2.09% and cost $2.6 million, or 67.9% of total interest expense in 2012, compared to an average rate of 2.38% and cost of $4.2 million, or 68.2% of total interest expense, in 2011. Interest expense on savings and interest-bearing checking totaled 5.5% of total interest expense at an average rate of 0.12% during 2012 and 3.1% of total interest expense at average rate of 0.14% during 2011. TFC paid $612,489 of interest expense on borrowings, or 16.2% of total interest expense, during 2012 and paid $1.0 million of interest expense on borrowings, or 17.1% of total interest expense, during 2011.

During 2010, money market accounts had an average rate of 0.76% and cost $1.2 million, or 14.5% of total interest expense, while certificates of deposit had an average rate of 2.45% and cost $5.0 million, or 60.8% of total interest expense. Savings deposits and interest-bearing checking accounts totaled 4.9% of average interest-bearing liabilities during 2010 with an average rate of 0.33%. TFC paid $1.6 million of interest expense on borrowings, or 19.8% of total interest expense, during 2010.

In December 2010, $8.0 million of the Trust Preferred Debt Securities went to a floating rate of three-month LIBOR plus 1.34%. This reduced the average rate on this funding from 6.61% for the year ending December 31, 2010 to 4.66% for the year ending December 31, 2011. In March 2012, the remaining $9.0 million of the Trust Preferred Debt Securities went to a floating rate of three-month LIBOR plus 1.69%, which lowered the costs from that funding type by $365,587, or 44.8%, from 2011 to 2012. This reduced the average rate on this funding from 4.66% for the year ending December 31, 2011 to 2.57% for the year ending December 31, 2012.

Provision for Loan Losses. The provision for loan losses was $2.5 million for 2012, $4.2 million for 2011, and $4.7 million for 2010. In 2012, the focus was on reducing watch list loans, specifically nonperforming and classified assets. This was accomplished through charging-down loans, selling loans, and working with the customers to move these loans to other financial institutions. This strategy resulted in net charge-offs of $3.6 million. Of the $3.9 million in charge-offs, TFC previously had $2.6 million reserved on those relationships as of December 31, 2011. We also received $307,672 in recoveries that offset the charge-offs taken in 2012 and assisted in replenishing the allowance. There were two commercial real estate relationships totaling $779,652 and four commercial relationships totaling $5.3 million that were moved to nonaccrual status in 2012 requiring additional reserves totaling $1.3 million.

In 2011, the focus was on reducing nonperforming and classified assets through various methods, including charging-down loans, selling loans, and working with the customers to move these loans to other financial institutions. This strategy resulted in net charge-offs of $7.3 million. While a portion of the 2011 expense was recorded to replenish the reserve after the $8.2 million in charge-offs, TFC previously had $4.3 million reserved on those relationships as of December 31, 2010. We also received $920,930 in recoveries that offset the charge-offs taken in 2011 and assisted in replenishing the allowance. There were three commercial real estate relationships, two commercial relationships, and one residential real estate relationship that were downgraded to an impairment status in 2011 requiring additional reserves totaling $2.7 million. For 2010, a portion of provision expense was recorded to replenish the reserve as it is used to charge-off or charge-down loans. Another portion of the expense was used to increase reserves on three commercial real estate relationships and one commercial relationship that were deemed impaired in 2009 or 2010 and required additional reserves of approximately $1.7 million in 2010 due to a decrease in collateral values. The provision expense recorded in 2010 reflected a $6.0 million decrease from 2009.

We maintain the allowance for loan losses at a level management feels is adequate to absorb probable losses incurred in the loan portfolio. The evaluation is based upon the historical loan loss experience, along with the banking industry’s historical loan loss experience, as well as known and inherent risks contained in the loan portfolio, composition and growth of the loan portfolio, current and projected economic conditions and other factors.

We had $16.7 million of nonperforming loans at December 31, 2012, an increase of $4.2 million from $12.5 million in nonperforming loans at December 31, 2011. The increase in nonperforming loans is primarily the result of the downward migration of loans previously identified as either special mention, substandard, or impaired at December 31, 2011. Homogenous loans, such as home equity and traditional residential real estate, are not risk rated per ASC 450-2 and become categorized as nonperforming when they become 90 or more days past due. Over the past few years, TFC has been able to reduce the loans categorized as special mention, substandard, or doubtful. For further detail regarding this reduction, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition.”

We reported $3.6 million of net charge-offs, or 0.78% of average loans, during 2012 compared to $7.3 million in net charge offs, or 1.51% of average loans, during 2011 and $3.9 million, or 0.76% of average loans, in net charge-offs during 2010. We had $16.7 million, $12.5 million, and $23.1 million of nonperforming loans at December 31, 2012, 2011, and 2010, respectively.

Noninterest Income. Total noninterest income was $8.5 million for the year ended December 31, 2012 compared to $8.2 million and $7.8 million for the years ended December 31, 2011 and 2010, respectively. The increase in 2012 from 2011 of $362,763 was the result of an increase in trust and brokerage income of $274,326, an increase in mortgage banking income of $451,775, and a decrease in impairment on available-for-sale securities of $148,357. The increase in trust and brokerage income was a direct result of the increase in Trust assets under management of $51.4 million. Brokerage assets under management also grew during 2012 bringing the total asset under management to approximately $672 million. Mortgage banking income increased $451,775 from 2011 to 2012 as a result of an increase in mortgage originations sold. The mortgage department set a TFC record for the highest origination volume in one year, which was just over $100 million. Of those originations, TFC only retained $39.1 million in-house and sold the remaining $61.4 million in the secondary market at an average service release premium of approximately 1.68%. The decrease on the impairment on available-for-sale securities was the result of an improvement in the fair value of the two securities rated below investment grade with previous impairment charges. During the fourth quarter of 2012, TFC sold these two securities, and no other securities have been deemed impaired as of December 31, 2012. Offsetting the increases to income was a decrease in the gains on available-for-sale securities of $627,655. The purpose for long-term investments is to produce interest income and to manage liquidity. In the event an opportunity arises to recognize a gain without limiting the long-term potential of the portfolio, TFC may sell the investment. At some point when interest rates begin to increase, TFC might need to recognize losses in the portfolio to better position ourselves for long-term interest gains. In 2012, TFC did not believe that the short-term gain from security sales outweighed the long-term gain from collecting interest income based on the current portfolio; therefore, the gains on sale of available-for-sale securities decreased by $627,655 from 2011. We also experienced an increase of $113,421 in the net debit card interchange income in 2012 compared to 2011 as a result of the increase in the number of debit cards outstanding, specifically from increases in the HSA product.

Noninterest Expense. Noninterest expense totaled $20.9 million in 2012, which was a $749,927, or 3.5%, decrease from 2011. The decrease was the result of decreases of $702,852 and $416,313 in FDIC insurance premiums and OREO expenses, respectively, offset by increases in salary and benefits of $157,474, data processing of $109,275, and occupancy and equipment of $104,083. Noninterest expense totaled $21.6 million for the year ended December 31, 2011 compared to $21.2 million for the year ended December 31, 2010. The increase in 2011 of $375,744 in expenses was attributable to an increase of $1.6 million in salaries and benefits and an increase of $206,938 in data processing costs. These increases were offset by decreases of $691,902 and $646,288 in FDIC premiums and OREO expenses, respectively, in 2011.

During 2012, FDIC insurance premiums decreased as a direct result of the termination of the Written Agreement with the Federal Reserve, which was effective July 10, 2012. OREO expenses decreased as a result of fewer write-downs to fair value by $225,875 in 2012 compared to 2011. The decrease in OREO balances through sales of $816,050 in 2012 caused the decrease in legal and maintenance expenses recorded in the OREO expense category associated with these properties.

Salaries and benefits expense was $11.3 million in 2012 and was 54.4% of total noninterest expenses. Salaries and benefits expense increased primarily due to an increase of $306,479 in commissions paid to individuals in the mortgage department for an increase in mortgage originations to $100.5 million in 2012 from $73.7 million in 2011. Additionally, the profit sharing expense increased by $167,500 from 2011 to 2012 as a result of an increase in the income before taxes. In 2011, TFC had two rewarding incentive programs that were specific to 2011 for asset quality improvement and reaching specific earnings milestones. These two programs made up the majority of the incentive bonus expense in 2011, which resulted in a decrease of $354,119 from 2011 to 2012.

Data processing expense increased by $109,275 as a result of the addition of non-recurring projects related to the core system that will create efficiency and enhance revenue, an increase in the number of accounts outstanding, and a reallocation of expenses from Other Expense related to processing of debit cards. During 2012, in the HSA product TFC increased the number of accounts by 8,000, which directly impacts the processing expense as TFC is charged based on the number of accounts outstanding.

Occupancy and equipment was $2.6 million in 2012 compared to $2.5 million in 2011. The increase of $104,083 was primarily due to the increase in real estate tax of $92,440. The increase was due to receiving new assessed values on all of the branch locations in Allen County. We also experienced an increase in repairs and maintenance of $49,248 due to freshening up the first floor of the headquarters location by replacing carpet and repainting the walls. Occupancy and equipment was the second largest expense 2012 and was 12.5% of total noninterest expenses.

Loan and professional expense decreased $115,321 from 2011 and was 7.2% of total noninterest expenses. The decrease in this category from 2011 was the result of decreases in the legal and investor relations fees of $49,570, accounting fees of $26,550, and the collection expenses of $47,523. Accounting fees decreased primarily due to the liquidation of the REIT and the investment subsidiary in 2011, which resulted in two fewer entities to audit and prepare tax returns. Collection fees have decreased as a result of a decrease in the loans on the watch list. We expect collection fees to continue decreasing as asset quality issues decrease.

During 2011, salaries and benefits increased by $1.6 million compared to 2010. There were a few reasons for the increase, including an increase in the average number of full-time employees employed during the year, an increase in incentive program expenses from an improvement in earnings and improvements in asset quality, and an increase in 401(k) employer matching contributions. Data processing costs increased by $206,938 in 2011 primarily due to an increase in the number of deposit accounts and the purchase of additional services and/or products from the core processing vendor. Offsetting the increase in noninterest expenses during 2011 were decreases in FDIC premiums and OREO expenses of $691,902 and $646,288, respectively. Due to industry-wide decreases in FDIC assessment rates for determining insurance premiums in the first quarter of 2011 coupled with the additional decrease in the FDIC assessment rates during the second quarter of 2011, TFC experienced a 33.6% decrease in the FDIC premiums during 2011 compared 2010. The reduction in OREO expense was two-fold. First, there was a reduction in the additions to OREO, which was $2.4 million of additions in 2011 compared to $5.0 million of additions in 2010. Second, the values of the properties did not decrease as much as in prior years, which would trigger a write-down of the property to fair value. During 2011, the two largest expenses were salaries and benefits expense and occupancy and equipment expense, which made up 51.7% and 11.5%, respectively, of noninterest expenses.

Salary and benefit costs were $9.6 million in 2010 and were 45.1% of total noninterest expenses. Occupancy and equipment expenses are the second largest expense at $2.5 million and were 11.9% of total noninterest expense in 2010. Loan and professional costs were reported in the amount of $1.6 million, which consisted of legal expenses associated with elevated levels of nonperforming assets and items pertaining to the Written Agreement. Premiums for deposit insurance from the FDIC were $2.1 million, or 9.7%, of total noninterest expense. Real estate market values continued to decline in 2010 causing write-downs and professional expenses of $1.7 million on properties that have moved to other real estate owned.

Monitoring and controlling overhead expenses while providing high quality service to customers is of the utmost importance to us. The efficiency ratio, computed by dividing noninterest expense by net interest income plus noninterest income, was 67.9% in 2012 compared to 70.0% in 2011 and 70.6% in 2010. From 2010 to 2012, TFC made significant strides in improving the net interest margin, which translated into improved net interest income, through disciplined actions required to decrease nonperforming assets and an aggressive approach for pricing deposits.

Income Taxes Expense. In 2012, tax expense was $1.6 million compared to a tax benefit of $1.6 million in 2011 and tax expense of $923,727 in 2010. The effective tax rate in 2012 was 21.9%, which is very comparable to the effective tax rate in 2010 of 22.6%. The difference from these two years and the tax benefit recorded in 2011 was the reversal of the valuation allowance previously set up on the state deferred tax asset created by the book to tax timing differences at the state level and the state net operating losses created by the REIT. Releasing the valuation allowance on the state deferred tax assets in 2011 was triggered by two events during the year that made it more likely than not that TFC will realize the state deferred tax asset within the next few years. First, TFC had a net taxable income position over the past three years for federal purposes and TFC didn’t expect that to change in the foreseeable future. Second, TFC liquidated the REIT at the end of the third quarter of 2011, which will create state taxable income going forward, if TFC continues to produce a profit as expected. The effective tax rate for 2011 was (30.6%). Aside from the reversal of the valuation allowance, TFC is able to maintain a fairly low effective tax rate due to elevated levels of tax-exempt investment income derived from investing in municipal bonds and bank owned life insurance.

Capital Sources

Stockholders’ equity is a noninterest-bearing source of funds, which provides support for asset growth. Stockholders’ equity was $63.7 million and $62.1 million at December 31, 2012 and 2011, respectively. Affecting the increase in stockholders’ equity during 2012 was $5.7 million in net income and an increase of $281,715 in unrealized gains, net of tax, on available-for-sale securities. Additionally, TFC recorded $291,810 of stock compensation expense. Offsetting these increases were the repurchase of 141,850 shares of TFC’s common stock of $1.7 million and dividends paid to stockholders in the amount of $2.9 million.

TFC and Tower Bank & Trust Company are subject to regulatory capital requirements administered by federal banking agencies. Failure to meet the various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements. Currently, both TFC and Tower Bank & Trust Company have been categorized as “Well Capitalized,” the highest classification contained within the banking regulations. The capital ratios of TFC and Tower Bank & Trust Company as of December 31, 2012 and 2011 are disclosed in Note 15 of the Notes to Consolidated Financial Statements. Each year, TFC refine the Capital Contingency Plan and establish or reconfirm internal minimum capital levels that are in excess of those required by the regulators to remain “well capitalized”. The plan provides that the Total Risk-Based Capital Ratio should be equal to or greater than 10.5% and 11.0% and the Leverage Ratio should be equal to or greater than 7.5% and 8.0% for Tower Bank & Trust Company and TFC, respectively.

Our ability to pay cash and stock dividends is subject to limitations under various laws and regulations and to prudent and sound banking practices. Prior to 2006 no cash or stock dividends were paid. In December 2005, the Board of Directors formally approved the payment of dividends commencing in calendar 2006. This was based on an analysis of the liquidity needs, regulatory and capital requirements, and results of operations. During 2006, TFC paid dividends at annual rate of $0.16 per share payable in four quarterly installments. This was increased in 2007 by 10%, which resulted in dividends paid totaling $0.176 per share. In January 2008, the Board of Directors voted to pay a dividend of $0.044 per share for the first quarter dividend payment. In the second quarter of 2008, however, TFC elected to forego the declaration of dividends on the common stock indefinitely. The decision was based on the desire to retain capital and hedge against challenging economic and banking industry conditions as well as to maintain Tower Bank’s current “well capitalized” status within the Federal Reserve System.

From April 23, 2010 until its termination on July 10, 2012, TFC was under a written agreement with the Federal Reserve and the IDFI. One of the requirements in the Written Agreement was that TFC not pay dividends on or redeem any of the common or preferred stock or other capital stock, or make any payments of interest on its Trust Preferred Debt, without written approval from the Federal Reserve. Because of these restrictions, no preferred stock dividends, common stock dividends or Trust Preferred Debt interest payments were made in 2010 or 2011.

In June of 2012, TFC paid all of the deferred interest payments on its outstanding trust preferred subordinated securities in the amount of $2.3 million. TFC received permission on May 11, 2012 from the Federal Reserve Bank of Chicago to make both of these payments on their respective due dates

Effective July 10, 2012, the Federal Reserve lifted and, therefore, terminated the Written Agreement between itself and TFC, as well as its wholly-owned subsidiaries. As a result of this event, Tower Bank & Trust Company was able to pay $5.7 million in dividends to TFC to fund the purchase of a $1.0 million par value equity security in the amount of $902,900, to fund two quarterly dividends and one special dividend to stockholders totaling $2.9 million, and to fund the repurchase of 141,850 shares of TFC’s common stock. Prior to the third quarter of 2012, no dividend payments had been made since the first quarter of 2008.

	December 31,
Liquidity and Capital Ratios	2012	2011
Loan to deposit ratio	80.30%	76.83%
Loan to funding ratio	73.14%	73.24%
Total risk-based capital	15.90%	15.16%
Tier 1 risk-based capital	14.65%	13.91%
Tier 1 leverage capital	11.18%	10.97%

Liquidity

Liquidity is measured by the ability to raise funds through deposits, borrowed funds, capital or cash flow from the repayment of loans and investment securities. These funds are used to meet depositor withdrawals, maintain reserve requirements, to fund loans and to fund operational expenses. Liquidity is primarily achieved through the growth of deposits and liquid assets such as securities available for sale, cash flow from securities, matured securities, and federal funds sold. Asset and liability management is the process of managing the balance sheet to achieve a mix of earning assets and liabilities that maximize profitability while providing adequate liquidity.

Our liquidity strategy is to fund growth with deposits (from both in-market and out-of-market sources), Federal Home Loan Bank borrowings and to maintain an adequate level of short-term and medium-term investments to meet typical daily loan and deposit activity needs. While deposits decreased $41.0 million in 2012 from December 31, 2011, TFC can attribute approximately $48 million to two customers’ deposits that were placed into noninterest bearing checking accounts at Tower Bank & Trust Company for short-term purposes in December of 2011. These two deposits were withdrawn from Tower Bank & Trust Company during the first quarter of 2012 when a more suitable, permanent option was determined. Excluding these short-term deposits, the deposit portfolio increased by approximately $7.0 million during 2012. Outside of these uncommon deposit portfolio changes, health savings accounts continue to be a primary leader in core deposit growth in 2012. These deposits showed an increase of $14.2 million to a balance of $79.3 million and approximately 51,000 accounts at December 31, 2012 compared to a balance of $65.1 million and 43,000 accounts at December 31, 2011.

While TFC mainly generates deposits from in-market sources, TFC also generates certificates of deposit through national, so-called out-of-market sources. These deposits include brokered deposits, which TFC began accepting during 2003. The use of brokered deposits offers TFC the flexibility to structure the duration and volume of funding that in-market deposits cannot provide. As a result, TFC has chosen this type of funding vehicle over the past several years to increase profitability by matching the duration of the assets with that of the funding. An example of this funding strategy occurred in 2012 when TFC started to implement a municipal bond leverage strategy that match-funds $25.0 million in investments with $25.0 million of brokered deposits. At December 31, 2012, the $25.0 million of investments was complete and was funded with new brokered deposits of approximately $11 million. The remaining funding for the investment purchases will be completed in early 2013. Terms for the new brokered deposit purchases in 2011 and 2012 ranged from one to ten years, with an average life between four and five years. During 2012, approximately $40.4 million of brokered certificates of deposit matured, of which only $17.0 million was replaced (excluding the $11.0 million in additions for the municipal bond leverage strategy).

At December 31, 2012, approximately 83.9% of the deposits were generated in-market, while 16.1% were out-of-market deposits, compared to 83.0% of in-market deposits in 2011 and 17.0% out-of-market. In addition to the in-market and out-of-market deposits, TFC also include borrowings from the FHLB and trust preferred securities in the funding base. FHLB borrowings increased by $25.4 million from $12.0 million at December 31, 2011 to $37.4 million at December 31, 2012.

We expect limited growth in the loan portfolio through 2013. Funding for the loan portfolio will continue to come from in-market sources through the marketing of products and the development of branch locations. We will also continue to develop wholesale and out-of-market deposits and borrowing capacities and use them to augment interest rate sensitivity strategies and liquidity capabilities and to diversify the funding base of Tower Bank & Trust Company.

TFC has the ability to borrow money on a daily basis through correspondent banks (federal funds purchased) along with borrowings from the Federal Reserve discount window, but had no borrowings of these types at December 31, 2012 and 2011. Additional capacity to borrow overnight in the form of unused secured lines of commitment from correspondent banks totaled $16.7 million at December 31, 2012 and $20.2 million at December 31, 2011. We also had additional capacity to borrow overnight in the form of unsecured lines of commitment from correspondent banks of $11.7 million from correspondent banks at December 31, 2012. The unused line at the discount window totaled $4.0 million at December 31, 2012 and December 31, 2011. We view this type of funding as a secondary and temporary source of funds.

Contractual Obligations, Commitments and Off-Balance Sheet Risk

In addition to normal loan funding and deposit flow, TFC also needs to maintain liquidity to meet the demands of certain unfunded loan commitments and standby and commercial letters of credit. Tower Bank & Trust Company maintains off-balance-sheet financial instruments in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Loan commitments to extend credit are agreements to lend to a customer at any time, as the customer’s needs vary, as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued by Tower Bank & Trust Company to guarantee the performance of a customer to a third party. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We monitor fluctuations in loan balances and commitment levels and include such data in the overall liquidity management.

These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized, if any, in the balance sheet. Tower Bank & Trust Company’s maximum exposure to loan loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the face amount of these instruments. Commitments to extend credit are recorded when they are funded and standby letters of credit are recorded at fair value.

Tower Bank & Trust Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Collateral, such as accounts receivable, securities, inventory, property and equipment, is generally required based on management’s credit assessment of the borrower.

Tower Financial Corporation, Tower Bank & Trust Company, and the Trust Company occupy their respective headquarters, offices and other facilities under long-term operating leases and, in addition, are parties to long-term contracts for data processing and operating systems. We refer you to page 90 (“Properties”) and to the section herein on “Related Persons Transactions” for additional information regarding the long-term leases.

The following tables represent the contractual obligations and commitments at December 31, 2012.

Contractual Obligations

at December 31, 2012

	Payments Due by Period
($ in thousands)	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Federal Home Loan Bank Line of Credit	$9,094	$—	$—	$—	$9,094
Federal Home Loan Bank advances	24,800	—	3,500	—	28,300
Junior subordinated debt	—	—	—	17,527	17,527
Operating leases	703	1,201	1,201	601	3,706
Certificates of Deposit	45,885	23,690	21,470	30,605	121,650

Total contractual cash obligations	$80,482	$24,891	$26,171	$48,733	$180,277

Commitments

at December 31, 2012

	Amount of Commitment Expirations Per Period
($ in thousands)	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Lines of credit / loan commitments	$46,418	$21,348	$1,877	$29,479	$99,122
Residential real estate	5,346	—	—	—	5,346
Standby letters of credit	7,315	582	—	—	7,897

Total commitments	$59,079	$21,930	$1,877	$29,479	$112,365

Related Persons Transactions

Certain directors and executive officers of TFC, including their immediate families and companies in which they are principal owners, are loan customers of Tower Bank & Trust Company. At December 31, 2012 and 2011, Tower Bank & Trust Company had $16.8 million and $17.0 million, respectively, in loan commitments to directors and executive officers, of which $15.5 million and $15.7 million were funded at the respective period-ends. All such loan transactions are reviewed and evaluated in the same manner, and under the same lending standards and policies, as every other loan to a non-related person, as all such loans must be approved by Tower Bank & Trust Company’s Loan and Investment Committee and by the Board of Directors, with the related person neither in attendance nor voting.

The law firm of Barrett & McNagny LLP, of which Robert S. Walters is a partner, performs legal services for TFC. Mr. Walters is the spouse of Irene A. Walters, one of the directors. TFC paid $127,138, $120,401, and $133,839 in legal fees and related expenses to this law firm in 2012, 2011, and 2010, respectively.

Tower Bank & Trust Company leases its headquarters facility from Tippmann Properties, Inc., agent for John V. Tippmann, Sr. Mr. Tippmann was a director of the TFC until he resigned on August 24, 2012, and is currently the second largest stockholder. The original lease was entered into in 1998 and was amended in 2001, 2004, 2006, 2009, and 2012. Each transaction was considered and approved by the TFC Audit Committee and by a majority of the members of the Board of Directors (with Mr. Tippmann abstaining), as fair and reasonable to TFC. The composite rental rate and terms are market competitive. The total amount paid to Tippmann Properties for rent and maintenance was $710,394, $708,418, and $707,841 during 2012, 2011, and 2010, respectively. In 2011, Tower Bank & Trust Company also paid Tippmann Properties $21,655 for remodeling and repair costs it incurred in 2011. The lease is accounted for as an operating lease. Refer to the Contractual Obligations table above for a summary of future lease payment commitments under this and other leases.

Under the Statement of Policy for the Review, Approval, or Ratification of Transactions with Related Persons, the TFC Audit Committee has reviewed and ratified all terms of the lease with Tippmann Properties, Inc., as amended, the professional relationships with Mr. Walters and the law firm of Barrett & McNagny LLP and have found that the terms are fair and reasonable and in the best interest of the TFC and stockholders.

Related Persons transactions are subject to the Statement of Policy For the Review, Approval or Ratification of Transactions With Related Persons. A copy of this policy is available on the website at www.towerbank.net.

The policy applies to any “Transaction With a Related Person.” Under the policy, a “Related Person” is a person who is, or at any time since the beginning of the last fiscal year was a director or executive officer, a nominee to become a director, a stockholder who beneficially owns 5% or more of the common stock, an “Immediate Family Member” (that is, a spouse, child, parent, sibling, or an in-law) of any of the foregoing persons, as well as any entity which is owned or controlled by any of such persons (or of which such person is a general partner or a 5% or greater beneficial owner) or any other person identified by the TFC Audit Committee or the Board of Directors as a “Related Person” for purposes of this policy. Once a person has been identified as “Related Person” and if TFC or any subsidiary is a participant, then if the aggregate amount involved in the transaction exceeds $60,000 and the “Related Person” has a direct or indirect interest (other than simply as a result of being a director or less than a 10% beneficial owner of the entity involved) the transaction must be considered, approved or ratified by the TFC Audit Committee.

TFC has established the threshold transactional amount at $60,000, which triggers the review, even though applicable SEC regulations set the threshold at $120,000. TFC has done this so that even smaller transactions with Related Persons will be reviewed for fairness and appropriateness. Employment of a Related Person in the ordinary course of business consistent with the policies and practices with respect to the employment of non-Related Persons in similar positions (so long as the Related Person is not an executive officer required to be reported in the annual proxy statement) is not subject to the policy. Transactions involving competitive bids or transactions involving services as a bank depository, transfer agent, registrar, or trustee are considered pre-approved for purposes of the policy.

All other transactions subject to the policy must be approved in advance by the TFC Audit Committee, unless the Chief Executive Officer or Chief Financial Officer determines that it is impractical to wait until an Audit Committee meeting. In such event, the Chair of the TFC Audit Committee may review and approve the proposed Related Person transaction but shall then promptly report any such approval to the full TFC Audit Committee. All material facts respecting the Related Person transaction must be disclosed to the TFC Audit Committee. In the event that they become aware of a Related Person transaction that has not been approved prior to its consummation, the matter must then still be reviewed by the TFC Audit Committee, which will then review all relevant facts and circumstances, shall evaluate all available options (including ratification, revision or termination of the transaction), and shall take such course of action as it deems appropriate.

In reviewing any Related Person transaction, the TFC Audit Committee must consider the proposed benefits to TFC, the availability of other sources of comparable products or services, an assessment of whether the proposed transaction is at least on terms comparable to the terms available to an unrelated third party or to employees generally, and must then determine that the transaction is fair and reasonable to TFC.

Financial Condition

In 2012, they reported $5.7 million in net income compared to $6.6 million in 2011. While net income decreased $875,370, the decrease resulted from a $3.2 million decrease in income taxes. The difference in income taxes from 2011 to 2012 was the result of reversing the state valuation allowance in 2011. On a pre-tax basis, TFC’s income improved by $2.3 million, which was the result of a decrease in provision expense, a decrease in noninterest expense, and an increase in noninterest income.

During 2012 and 2011, they continued to focus on improving profitability, both short-term and long-term, by improving asset quality, restructuring the balance sheet, maintaining the net interest margin, and controlling expenses. Nonperforming asset levels continue to be higher than they would prefer, but TFC is seeing improvement in several lending relationships, where they have been rehabilitated and could move to a performing status sometime in the near future. To be able to move to performing status once a loan is considered nonperforming, certain performance levels are expected and must be sustained for a period of time. The decrease in nonperforming assets was through improvements, charge-downs or fair value adjustments, and refinancing through another institution. Total loans decreased by $12.1 million and were offset by an increase in long-term investments by $45.8 million. Cash and cash equivalents decreased by $48.8 million primarily due to extremely short-term deposits of approximately $48 million being placed in Tower Bank & Trust Company in December 2011. These deposits were held in cash and cash equivalents due to the short duration established for these deposits, which were withdrawn in the first quarter of 2012, as expected. Without these extremely short-term deposits, the total deposits would have increased by approximately $7.0 million. While interest rates are expected to remain low, management anticipates that assets will begin to level out or slightly grow in the near future as they look to increase the earning assets, through the origination and purchasing of quality loans and investments.

Earning Assets. Tower Bank & Trust Company’s total loans declined $12.1 million, or 2.6%, during 2012. Total loans were $450.5 million at December 31, 2012 compared to $462.6 million at December 31, 2011. The loan portfolio, which equaled 71.7% and 76.2% of earning assets at December 31, 2012 and 2011, respectively, was primarily comprised of commercial and commercial real estate loans at both dates and were made to business interests generally located within Tower Bank & Trust Company’s market area. Approximately 46.5% of the loan portfolio at December 31, 2012 consisted of general commercial and industrial loans primarily secured by inventory, receivables, and equipment, while 25.2% of the loan portfolio consisted of commercial loans primarily secured by real estate. The largest concentrations of credit within the commercial and commercial real estate categories are represented by owner-occupied and investment real estate at $140.8 million, or 31.3% of total loans, and commercial not associated with real estate at $116.8 million, or 25.9% of total loans. While the general portfolio mix has remained about the same, the main direction Tower Bank & Trust Company has taken was to put more resources into the commercial versus the commercial real estate product. The concentration and growth in commercial credits is in keeping with Tower Bank & Trust Company’s strategy of focusing a substantial amount of efforts on commercial banking. The following table presents loans outstanding as of December 31, 2012, 2011, 2010, 2009, and 2008.

Loans Outstanding

	December 31,
($ in thousands)	2012	2011	2010	2009	2008
Commercial	$209,781	$214,207	$232,077	$251,773	$255,027
Commercial real estate	113,626	118,414	120,413	132,355	152,417
Residential real estate	83,096	81,845	80,107	86,680	98,432
Home equity	33,074	34,593	38,389	40,043	34,957
Consumer	11,395	13,768	15,986	16,649	20,330

Total loans	450,972	462,827	486,972	527,500	561,163
Net deferred loan (fees) / costs	(506)	(266)	(58)	(167)	(151)
Allowance for loan losses	(8,289)	(9,408)	(12,489)	(11,598)	(10,655)

Net loans	$442,177	$453,153	$474,425	$515,735	$550,357

The following table presents the maturity of total loans outstanding as of December 31, 2012, according to scheduled repayments of principal and also based upon re-pricing opportunities.

Maturities of Loans Outstanding

($ in thousands)	Within 1 Year	1 - 5 Years	Over 5 Years	Totals
Loans — Contractual Maturity Dates:
Commercial	$90,335	$82,342	$37,104	$209,781
Commercial real estate	33,981	59,607	20,038	113,626
Residential real estate	5,551	13,491	64,054	83,096
Home equity	3,581	10,646	18,847	33,074
Consumer	3,644	7,745	6	11,395

Total loans	$137,092	$173,831	$140,049	$450,972

Loan Repricing Opportunities:
Fixed rate	$48,916	$96,666	$98,547	$244,129
Variable rate	88,176	77,165	41,502	206,843

Total loans	$137,092	$173,831	$140,049	$450,972

Tower Bank & Trust Company’s credit policies establish, monitor for effectiveness and adjust guidelines to manage credit risk and asset quality. These guidelines include procedures for loan review and to elicit the identification of problem loans as early as practical in order to provide effective loan portfolio administration. We strive, through application of the credit policies and procedures, to minimize the risks and uncertainties inherent in lending. In following these policies and procedures, TFC must rely on estimates, appraisals and evaluation of loans and the possibility that changes could occur because of changing general economic conditions and changes in consumer preferences, government monetary policies, changes in a borrower’s financial condition, and other factors that can affect a loan’s collectability. Identified problem loans, which exhibit characteristics (financial or otherwise) that could cause the loans to become nonperforming or require restructuring in the future, are included on an internal “watch list.” Senior management reviews this list regularly and adjusts for changing conditions. Over the past few years, TFC has been prudent in recognizing and reporting loans in trouble and helping them return to a performing status. As a result of these efforts, TFC has been able to reduce the loans categorized as “special mention”, “substandard”, or “doubtful”. The following table illustrates the recorded investment(1) of loans by risk category for the years ending December 31, 2012, 2011, and 2010.

	December 31,
($ in thousands)	2012	2011	2010
Special Mention	$5,506	$21,314	$27,098
Substandard	18,291	12,106	32,169
Doubtful	13,842	8,130	11,994

Total	$37,639	$41,550	$71,261

% of total loans	8.36%	8.98%	14.64%

(1)	The recorded investment in loans includes accrued interest and deferred fees, less nonaccrual interest paid, and deferred costs.

Nonperforming loans at December 31, 2012, were $16.7 million, of which $15.0 million were loans placed on nonaccrual status, $109,887 of loans still accruing at 90 days or more past due, and $1.6 million of troubled debt restructured loans. The primary reason for the increase in nonperforming loans was the addition of four commercial loan relationships in the amount of $6.3 million, of which all four were previously on TFC’s watch list at December 31, 2011. While nonperforming loans increased in 2012, the increase was the result of loans previously on the watch list migrating downward to nonperforming status. The watch list decreased in 2012 as a result of the management’s focus on improving asset quality and profitability. The reduction in the watch list was the result of loan sales, charge-offs, upgrades in rating, and refinancing through another institution. Total impaired loans were $18.2 million, which included most of the nonperforming loans plus loans deemed impaired and still accruing of $2.7 million.

In the nonaccrual category, the increase of $6.3 million was the result of the addition of two commercial real estate relationships ($4.7 million), two commercial loan relationships ($1.8 million), and one residential real estate relationship ($1.2 million). The two commercial real estate relationships added to nonaccrual were previously reported as accruing nonperforming troubled debt restructures have recognized $1.1 million of charge-offs, causing a decrease in their carrying value to a total of $738,803 at December 31, 2012. The one residential real estate loan relationship was previously reported in the 90 days past due and accruing category in the amount of $1.2 million at December 31, 2011, and has recognized a charge-off of $137,000 in 2012. Additionally, the two commercial loan relationships added to nonaccrual were reported in the special mention category of the watch list at December 31, 2011.

The loans past 90 days and still accruing category has been reduced by $1.9 million from 2011 as a result of the one residential real estate loan mentioned above in the amount of $1.2 million moving to nonaccrual and two commercial real estate loan relationships totaling $429,893 moving to nonaccrual.

The nonperforming troubled debt restructured loan category decreased by $159,500 as a result of the two commercial real estate loan relationships mentioned above that comprised the category at December 31, 2011, totaling $1.8 million moved to nonaccrual in 2012. Once these loans move to nonaccrual, they are reported as such, even though they are still considered nonperforming troubled debt restructured loans. Offsetting the decrease was the addition of two commercial loan relationships totaling $1.6 million, which were previously reported in the substandard category of the watch list at December 31, 2011.

Nonperforming loans at December 31, 2011, were $12.5 million, of which $8.7 million were loans placed on nonaccrual status, $2.0 million of loans still accruing at 90 days or more past due, and $1.8 million of troubled debt restructured loans. Total impaired loans were $17.6 million, which included most of the nonperforming loans plus loans deemed impaired and still accruing of $6.5 million. Nonperforming loans at December 31, 2010, were $23.1 million, of which $12.9 million were loans placed on nonaccrual status, $2.7 million of loans still accruing at 90 days or more past due, and $7.5 million of troubled debt restructured loans.

	at December 31,
Nonperforming assets	2012	2011	2010	2009	2008
Loans past due over 90 days still accruing	$109,888	$2,007,098	$2,688,135	$561,136	$1,019,857
Troubled debt restructured loans	1,645,224	1,804,724	7,501,958	1,915,127	327,967
Nonaccrual loans	14,967,886	8,682,161	12,939,331	13,466,165	15,675,334

Total nonperforming loans	16,722,998	12,493,983	23,129,424	15,942,428	17,023,158

Other real estate owned	1,908,010	3,129,231	4,284,263	4,634,089	2,660,310
Other Impaired Assets	129,853	—	—	—	—
Impaired securities	—	331,464	421,529	478,665	230,900

Total nonperforming assets	$18,760,861	$15,954,678	$27,835,216	$21,055,182	$19,914,368

Total impaired loans were $18.2 million, which included most of the nonperforming loans plus loans deemed impaired and still accruing of $2.7 million. Impaired loans, with specific loss allocations, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying value of $11.7 million, with a valuation allowance of $1.4 million, resulting in an additional provision for loan losses of $1.2 million for the period ending December 31, 2012. This compares to a carrying value of $10.8 million and a valuation allowance of $3.1 million, resulting in an additional provision for loan losses of $3.1 million for the period ending December 31, 2011. The decrease in the valuation allowance from 2011 to 2012 was primarily due to charging down two impaired commercial real estate relationships, one impaired jumbo residential and home equity relationship, and one commercial relationship with a carrying value of $5.6 million and a valuation allowance of $2.2 million, or 73.3% of the total valuation allowance on all impaired loans at December 31, 2011. Impaired loans with a carrying amount totaling $3.3 million, with valuation allowance of $544,000, at December 31, 2012, were excluded from the chart above as these were measured using the present value of expected future cash flows, which is not considered fair value and resulted in additional provision expense of $544,000.

Adjustments to certain commercial and residential real estate properties classified as other real estate owned (OREO) are measured at the lower of carrying amount or fair value, less costs to sell. Fair values are generally based on third party appraisals of the property that include certain assumptions and unobservable inputs used many times by appraisers, resulting in a Level 3 classification. In cases where the carrying amount exceeds the fair value, less costs to sell, an impairment loss is recognized. Whenever a new fair value is determined, which is typically done on an annual basis in the other real estate owned category, TFC reports the property at that new value. At December 31, 2012, the carrying value was $1.5 million, with no valuation allowance, resulting in additional OREO expense of $507,170 in 2012. This compares to a carrying value of $2.5 million, with no valuation allowance, at December 31, 2011, resulting in expense of $673,045 for 2011. The remaining properties in the other real estate owned have either been recently added, at fair value, to the category or were valued more than 12 months ago.

During 2012, Tower Bank & Trust Company recorded $3.6 million in net charged-off loans compared to $7.3 million in 2011 and $3.9 million in 2010. The net charge-offs to total average loans was 0.78%, 1.51%, and 0.76% in 2012, 2011, and 2010, respectively. In 2012, three commercial relationships, three commercial real estate relationships, and one residential real estate relationship made up 79.3% of total charge-offs. Specific reserves on these relationships at December 31, 2011 totaled $2.3 million. Of the charge-offs recorded in 2011, five commercial real estate loans made up $6.0 million, or 73.1%, of total charge-offs and five commercial loans made up $1.9 million, or 23.0%, of total charge-offs. Offsetting the charge-offs was a recovery on a commercial unsecured loan in the amount of $540,000 in 2011. The remaining net charge-offs were less than $100,000 each. Of the loans charged-off in 2010, $2.7 million came from 5 commercial loans and one commercial real estate loan that had been either partially or fully reserved previously. There was one residential real estate loan from a pool of loans purchased in 2007 from Countrywide, now serviced by Bank of America, that had a $283,351 charge-off, but only had a small reserve based on ASC 450-2 guidelines. The remaining net charge-offs were less than $500,000 each. Offsetting the charge-offs were $634,993 of recoveries, which included a recovery of $200,000 on one commercial loan relationship that was charged off earlier in the year.

Activity in the allowance for loan losses during 2012, 2011, 2010, 2009, and 2008 was as follows:

	2012	2011	2010	2009	2008
Beginning balance, January 1	$9,408,013	$12,489,400	$11,598,389	$10,654,879	$8,208,162
Provision charged to operating expense	2,493,000	4,220,000	4,745,000	10,735,000	4,399,000
Charge-offs:
Commercial	(825,883)	(1,751,096)	(3,457,564)	(6,279,849)	(1,148,617)
Commercial real estate	(2,334,496)	(6,398,449)	(547,808)	(3,814,068)	(1,920,176)
Residential real estate	(287,093)	(7,033)	(293,785)	(133,850)	(55,219)
Home equity	(406,156)	(65,739)	(138,471)	(75,823)	(82,536)
Consumer	(66,413)	—	(51,354)	(18,127)	(289,664)

Total Charge-offs	(3,920,041)	(8,222,317)	(4,488,982)	(10,321,717)	(3,496,212)

Recoveries:
Commercial	243,353	803,050	538,158	449,904	567,420
Commercial real estate	29,073	80,188	74,867	36,015	846,700
Residential real estate	—	—	—	2,231	112,961
Home equity	33,526	26,412	21,348	31,965	8,940
Consumer	1,720	11,280	620	10,112	7,908

Total Recoveries	307,672	920,930	634,993	530,227	1,543,929

Total Net Charge-offs	(3,612,369)	(7,301,387)	(3,853,989)	(9,791,490)	(1,952,283)

Ending balance, December 31	$8,288,644	$9,408,013	$12,489,400	$11,598,389	$10,654,879

In each quarter, TFC adjusts the allowance for loan losses to the amount TFC believes is necessary to maintain the allowance at adequate levels. We allocate specific portions of the allowance for loan losses to specifically identified problem loans. The evaluation of the allowance is further based on consideration of actual loss experience, the present and prospective financial condition of borrowers, industry concentrations within the portfolio and general economic conditions. We believe that the present allowance is adequate, based on the foregoing broad range of considerations.

The following table illustrates the breakdown of the allowance for loan losses by loan type.

($ in thousands) Loan Type	Dec 31, 2012 Alloc.	Loan Type As a % of Total Loans	Dec 31, 2011 Alloc.	Loan Type As a % of Total Loans	Dec 31, 2010 Alloc.	Loan Type As a % of Total Loans	Dec 31, 2009 Alloc.	Loan Type As a % of Total Loans	Dec 31, 2008 Alloc.	Loan Type As a % of Total Loans
Commercial	$4,138	49.9%	$3,963	42.1%	$5,791	46.4%	$6,733	58.1%	$4,942	46.4%
Commercial real estate	3,634	43.9%	4,706	50.0%	6,183	49.5%	4,336	37.4%	5,276	49.5%
Residential real estate	192	2.3%	581	6.2%	387	3.1%	168	1.4%	136	1.3%
Home equity	209	2.5%	77	0.8%	77	0.6%	205	1.8%	110	1.0%
Consumer	27	0.3%	19	0.2%	29	0.2%	104	0.9%	134	1.3%
Unallocated	89	1.1%	62	0.7%	22	0.2%	52	0.4%	57	0.5%

Total allowance for loan losses	$8,289	100.0%	$9,408	100.0%	$12,489	100.0%	$11,598	100.0%	$10,655	100.0%

Although, at the time each evaluation is made, TFC considers the aggregate allowance for loan losses to be adequate to absorb losses that TFC expects to be incurred, TFC can provide no assurance that charge-offs in future periods will not exceed the allowance, as has occurred in recent years. Additionally, banking regulators can require an increase to the allowance for loan losses if they deem necessary to satisfy regulatory safety and soundness concerns. We experienced $3.9 million of charge-offs and $307,672 of recoveries in 2012. We experienced $8.2 million of charge-offs and $920,930 of recoveries during 2011 and $4.5 million of charge-offs and $634,993 of recoveries during 2010.

Total Securities Portfolio

	December 31,
($ in thousands)	2012 Fair Value	2011 Fair Value	2010 Fair Value
Available for sale securities:
U.S. Government agency debt obligations	$—	$616	$4,173
Obligations of states and political subdivisions	93,120	59,474	45,759
Mortgage-backed securites (residential)	80,361	62,851	55,489
Mortgage-backed securites (commercial)	—	5,679	4,683
Collateralized debt obligations	—	—	5
Equity securities	903	—	—

Total available-for-sale securities	$174,384	$128,620	$110,109

Securities at fair value increased during 2012, and totaled $174.4 million at December 31, 2012 compared to $128.6 million at December 31, 2011 and $110.1 million at December 31, 2010. We maintain a modest securities portfolio to provide for secondary liquidity and for interest rate risk management. During 2011 and 2012, the size of the portfolio increased by approximately 16.8% and 35.6%, respectively, to focus on improving liquidity, flexibility, and profitability. The portfolio will continue to include some short-term liquid holdings from time to time based on liquidity needs. During the fourth quarter of 2012, TFC implemented a municipal bond leverage strategy that match-funds $25.0 million in investments with $25.0 million of brokered deposits. At December 31, 2012, the $25.0 million of investments was complete and was funded with new brokered deposits of approximately $11 million. The remaining funding for the investment purchases will be completed in early 2013. Since the inception of TFC, all securities have been designated as “available-for-sale” and “held-to-maturity” as defined by accounting standards. Securities designated as available-for-sale are stated at fair value, with the unrealized gains and losses, net of income tax, reported as a separate component of stockholders’ equity. Securities designated as held-to-maturity, if any, are stated at cost. A net unrealized gain on this portfolio was recorded at December 31, 2012 in the amount of $5.5 million compared to net unrealized gains on the portfolio in the amount of $5.1 and $1.6 million recorded at December 31, 2011 and December 31, 2010, respectively. The table above presents the total securities portfolio as of December 31, 2012, 2011, and 2010. During 2012, TFC sold $5.3 million of available-for-sale securities at a net gain from sales of $149,098. During 2011, TFC sold $13.5 million of available-for-sale securities at a net gain of $776,753. During 2010, TFC sold $9.2 million of available-for-sale and held-to-maturity securities and recorded $1.1 million gain from sales.

Trust Preferred Securities. At December 31, 2011, TFC owned a $1 million original investment in PreTSL XXV out of a pooled $877.4 million investment at the time of purchase. This was TFC’s only pooled trust preferred security and it was classified as a collateralized debt obligation. At December 31, 2011, the book and fair values of the security were written down to $0. The security was sold during the fourth quarter of 2012 for $110,000. Prior to being sold, this security was deemed other-than-temporarily-impaired requiring TFC to record total credit impairment of $961,342. An OTTI charge of $0, $110,000, and $121,342 was recorded for the years ending December 31, 2012, 2011, and 2010, respectively.

Private Label Collateralized Mortgage Obligation. At December 31, 2011, TFC owned a Private Label Collateralized Mortgage Obligation (CMO) with an original investment of $1.0 million, which is classified as a residential mortgage-backed security. At December 31, 2011, the fair value of the investment was $331,464 and the amortized cost was $492,248. During the fourth quarter of 2012, the security was sold at a loss of $28k. Prior to being sold, it was determined that this Private Label CMO was other-than-temporarily-impaired requiring TFC to record total credit impairment of $97,464. An OTTI charge of $688, $39,045, and $36,961was recorded for the years ending December 31, 2012, 2011, and 2010, respectively. The security was sold at a loss of $28,322 during the year ending December 31, 2012.

Short-term Investments and Fed Funds Sold. Federal funds sold, consisting of excess funds sold overnight to correspondent banks, and short-term investments and interest-bearing deposits, consisting of certificates of deposit with maturities less than 90 days and interest-bearing accounts at correspondent banks, are used to manage daily liquidity needs and interest rate sensitivity. Together, these short-term assets, which recorded a decrease of $3.7 million during 2012, were $3.3 million and $7.0 million at December 31, 2012 and 2011, respectively. At December 31, 2012 and 2011, these short-term assets were approximately 0.5% and 1.1% of earning assets.

Source of Funds. Our major source of funds is from core deposits of local businesses, governmental and municipal public fund entities, and consumers within the market area. We also generate certificates of deposit through national out-of-market sources (outside Allen and surrounding counties). We generate these out-of-market deposits through negotiated transactions with brokers. Total deposits were $561.0 million at December 31, 2012 and $602.0 million at December 31, 2011, a decrease of $41.0 million, or 6.8%. At December 31, 2010 total deposits were $576.4 million.

Noninterest-bearing deposits totaled $108.1 million at December 31, 2012, a $61.6 million, or 36.3%, decrease from $169.8 million at December 31, 2011. At December 31, 2012, noninterest-bearing deposits were approximately 19.3% of total deposits, a decrease from the 2011 level of 28.2%. Of the $61.6 million decrease, TFC can attribute approximately $48 million to two customers’ deposits that were placed into noninterest-bearing checking accounts at Tower Bank & Trust Company for short-term purposes in December of 2011. These two deposits were withdrawn from Tower Bank & Trust Company during the first quarter of 2012 when a more suitable, permanent option was determined. Additionally, approximately $28 million was transferred to a new interest-bearing checking account for commercial customers during the first quarter of 2012. Noninterest-bearing deposits at December 31, 2012 were comprised of $96.7 million in business checking accounts, $172,235 in public funds, and $11.3 million in consumer accounts.

Interest-bearing deposits increased by $20.6 million, or 4.8%, during 2012 and ended at $452.9 million compared to $432.3 million at December 31, 2011. As mentioned above, approximately $28 million of the increase in this category was due to the transfer of funds to a new interest-bearing checking product from noninterest-bearing checking accounts. Interest-bearing deposits at December 31, 2012 were comprised of approximately 29.2% in money market accounts, 43.9% in interest-bearing checking and savings accounts, and 26.9% in certificates of deposit. The December 31, 2012 percentages reflect a modest change in the deposit mix from 2011, when the percentages were 32.4%, 31.8%, and 35.8%, respectively.

Interest-bearing checking accounts reported a $55.2 million increase from 2011 primarily due to the increase in health savings accounts and the transfer of funds from noninterest-bearing to a new interest-bearing checking account for commercial customers. Health savings accounts continue to be a high growth, low cost product for TFC which is reflected by increases in balances of $15.1 million from 2010 to 2011 and $14.2 million from 2011 to 2012. In 2012, TFC increased the number of active health savings accounts from just over 43,000 at December 31, 2011 to slightly over 51,000 at December 31, 2012. Additionally, TFC expects to receive another large deposit of approximately $23 million in January 2013 into these accounts when the customers typically make their employer contributions, as TFC has witnessed over the last several years. Other categories reporting declines in balances during the year include in-market CD’s of $20.9 million and money market accounts of $7.7 million.

Throughout 2011 and 2012, TFC decreased the interest rates on several products to reduce the cost of funds, encourage the retention of “true” customers, and shift the mix from certificates of deposit to lower cost products. This increase in low cost funding allowed TFC to reduce the amount of brokered deposits outstanding from $102.6 million at December 31, 2011 to $90.2 million. Of the $12.4 million decrease in brokered deposits, $9.8 million were called prior to maturity with a weighted average rate of 2.59%. While TFC accelerated the amortization of the brokered deposit fees causing net additional interest expense of approximately $70,000 in March of 2012, TFC has saved and will continue to save approximately $20,000 per month in interest expense going forward until this funding would need to be replaced. During the fourth quarter of 2012, TFC implemented a municipal bond leverage strategy that match-funds $25.0 million in investments with $25.0 million of brokered deposits. At December 31, 2012, the $25.0 million of investments was complete and was funded with new brokered deposits of approximately $11 million. The remaining funding for the investment purchases will be completed in early 2013.

TFC had borrowings of $37.4 million at December 31, 2012 compared to $12.0 million at December 31, 2011. The increase was due to increasing the FHLB advances by $16.3 million and utilizing the line of credit at the FHLB in that amount of $9.1 million at December 31, 2012 to take advantage of the lower interest rates available in that funding market. We also utilized this short-term borrowing approach to fund investment purchases, outside of the municipal bond leverage strategy, in anticipation of the annual employer and employee HSA deposit funding in January of 2013. The current weighted average rate on the FHLB advances is 0.81% with a weighted average remaining maturity of 0.9 years. The interest rate on the line of credit at December 31, 2012 was 0.50%.

We had $17.5 million of aggregate principal amount in junior subordinated debenture outstanding at December 31, 2012 and 2011. We currently have two statutory trust subsidiaries. TCT2 effected a private placement of $8.0 million in Trust Preferred Securities on December 5, 2005. TCT3 effected a private placement of $9.0 million on December 29, 2006. The proceeds were loaned to TFC in exchange for junior subordinated debentures with similar terms to the Trust Preferred Securities. These securities are considered Tier I capital (with certain limitations applicable) under current regulatory guidelines.

The junior subordinated debentures are subject to mandatory redemption, in whole or in part, upon repayment of the Trust Preferred Securities at maturity or their earlier redemption at the paramount. The maturity date of the Trust Preferred Securities issued by TCT2 is December 4, 2035. Subject to the having received prior approval of the Federal Reserve Bank, if then required, the Trust Preferred Securities became redeemable prior to the maturity date as of December 5, 2010 and each year thereafter at the option. At December 4, 2010, the interest rate on TCT2 moved to a floating rate of three month LIBOR plus 134 basis points, or 1.65% as of December 31, 2012, as TFC chose not redeem it at that point. The maturity date of the Trust Preferred Securities issued by TCT3 is December 29, 2037. Subject to the having received prior approval of the Federal Reserve Bank, if then required, the Trust Preferred Securities are redeemable prior to the maturity date beginning March 1, 2012 and each year thereafter at the option. At March 1, 2012, the interest rate on TCT3 moved to a floating rate of three month LIBOR plus 169 basis points, or 2.00% as of December 31, 2012, as TFC chose not redeem it at that point.

Per the debenture agreements, TFC has the ability to defer payment of the interest for twenty consecutive quarters. During 2010, TFC sent the written notice each quarter beginning with the first quarter of 2010 to the Trustees of the Trust Preferred Securities stating that TFC elected to defer payment of the interest. While no payments of interest were made in 2010 or 2011, TFC continued to accrue the payments for each quarter. In June of 2012, TFC paid all of the deferred interest payments on its outstanding trust preferred subordinated securities in the amount of $2.3 million. TFC received permission on May 11, 2012 from the Federal Reserve Bank of Chicago to make both of these payments on their respective due dates.

In 2007, the Board of Directors authorized the repurchase of up to 65,000 shares of outstanding common stock. By December 31, 2008, all 65,000 approved shares were repurchased at an average price of $13.61 per share. In December 2012, the Board of Directors authorized the repurchase of up to 250,000 shares of TFC’s common stock. In 2012, TFC repurchased 141,850 shares at an average price of $12.23 per share. As of December 31, 2012, TFC has repurchased a total of 206,850 shares of treasury stock at $12.66 per share.

On September 25, 2009, TFC sold 18,300 shares of Series A Convertible Preferred Stock in the net amount of $1.8 million. Each share was sold for $100 each and is convertible into Tower Financial Corporation common stock at a price per share of $6.02, which is a 30% premium on the common stock market price on the purchase date, September 25, 2009. By December 31, 2011, all Series A Convertible Preferred Stock had been converted to 303,987 shares of the common stock at a price of $6.02 per share. No dividends were paid on preferred stock in 2010 or 2011.

From April 23, 2010 until its termination on July 10, 2012, TFC was under a written agreement with the Federal Reserve and the IDFI (the “Written Agreement”). As a result of the termination of the Written Agreement, Tower Bank & Trust Company was able to pay $5.7 million in dividends to the Holding Company to fund the purchase of a $1.0 million par value equity security in the amount of $902,900, to fund two quarterly dividends and one special dividend to stockholders totaling $2.9 million, and to fund the repurchase of 141,850 shares of TFC’s common stock in the amount of $1.7 million. Prior to the third quarter of 2012, no dividend payments had been made since the first quarter of 2008.

Stockholders’ equity was $63.7 million and $62.1 million at December 31, 2012 and 2011, respectively. Affecting the increase in stockholders’ equity during 2012 was $5.7 million in net income and $281,715 in unrealized gains, net of tax, on available-for-sale securities. Additionally, TFC recorded $291,810 of stock compensation expense. Offsetting these increases were the repurchase 141,850 shares of TFC’s common stock of $1.7 million and dividends paid to stockholders in the amount of $2.9 million. See “Results of Operations.”

SECURITIES OWNERSHIP OF TFC’S MANAGEMENT

The following table shows the number of shares of common stock owned by each director and named executive officer of TFC, and by the directors and all of TFC’s executive officers as a group. The table shows ownership as of November 29, 2013. This includes all shares held directly as well as by spouses and minor children, in trust and other indirect ownership, over which shares the named individuals effectively exercise sole or shared voting or investment power.

Executive Officers and Directors

	Shares Owned as of November 29, 2013
Name	Sole Voting and Investment Power		Shared Voting and Investment Power		Shares Subject to Options	Deferred Stock Units	Total Beneficial Ownership	Percent of Class (%) (1)
Wendell L. Bontrager	10,859	(2)	—		3,000	—	13,859		*
Keith E. Busse	600,468		—		—	400	600,868	12.74%
Kathryn D. Callen	14,913		5,500	(3)	—	489	20,902		*
Michael D. Cahill	17,193	(4)	—		20,000	—	37,193		*
Tina M. Farrington	2,439	(5)	—		—	—	2,439		*
Scott A. Glaze	30,478		—		—	478	30,956		*
Jerome F. Henry, Jr.	276,865		—		—	567	277,432	5.88%
Debra A. Niezer	13,956		2,465	(6)	—	433	16,854		*
William G. Niezer	31,701		1,733	(7)	—	394	33,828		*
Richard R. Sawyer	9,059	(8)	250	(9)	—	—	9,309		*
Gary D. Shearer	23,378	(10)	—		2,000	—	25,378		*
Kim T. Stacey	718		560	(11)	—	489	1,767		*
Robert N. Taylor	483		—		—	406	889		*
Ronald W. Turpin	5,644		—		—	544	6,188		*
James E. Underwood	16,180	(12)	—		—	—	16,180		*
Irene A. Walters	5,395		15,000	(13)	—	333	20,728		*
All directors and executive officers as a group (16 persons)	1,059,729		25,508		25,000	4,533	1,114,770	23.64%

*	Less than 1%
1.	The percentages shown are based on 4,716,074 shares outstanding as of November 29, 2013, plus for each person or group, the number of shares that the person or group has the right to acquire within 60 days pursuant to options granted under the company’s 1998 and 2001 stock option and incentive plans.
2.	Includes 7,109 vested shares held in the company’s 401(k) account.
3.	Shares held by Mrs. Callen’s children.
4.	Includes 11,255 vested shares held in the company’s 401(k) account.
5.	Includes 1,939 vested shared held in the company’s 401(k) account.
6.	Shares held by Mrs. Niezer’s husband and children.
7.	Shares held by Mr. Niezer’s wife and children.
8.	Includes 4,326 vested shares held in the company’s 401(k) account.
9.	Shares held by Mr. Sawyer’s wife.
10.	Includes 14,328 vested shares held in the company’s 401(k) account.
11.	Shares held in Mr. Stacey’s trust account.
12.	Includes 1,930 vested shares held in the company’s 401(k) account.
13.	Shares held by Mrs. Walter’s husband.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS AND EXPERTS

The consolidated financial statements of Old National incorporated herein by reference to Old National’s Annual Report on Form 10-K for the year ended December 31, 2012, have been audited by Crowe Horwath LLP, independent registered public accounting firm (“Crowe”), as set forth in their report thereon incorporated by reference in this proxy statement/prospectus in reliance upon such report given on the authority of Crowe as experts in accounting and auditing.

The consolidated financial statements of TFC as of and for the year ended December 31, 2012 included in this proxy statement/prospectus and in the registration statement of which this proxy statement/prospectus is a part have been audited by BKD, LLP, independent registered public accounting firm (“BKD”), as set forth in their report thereon in reliance upon such report given on the authority of BKD as experts in accounting and auditing. The consolidated financial statements of TFC as of and for the year ended December 31, 2011 and for the year ended December 31, 2010 included in this proxy statement/prospectus and in the registration statement of which this proxy statement/prospectus is a part have been audited by Crowe, independent registered public accounting firm, as set forth in their report thereon in reliance upon such report given on the authority of Crowe as experts in accounting and auditing.

Changes in TFC’s Certifying Accountant

During the third quarter of 2011, at the direction of TFC’s Audit Committee of the Board of Directors, management of TFC conducted a review of several independent registered public accounting firms regarding the audit of TFC’s financial statements for the year ending December 31, 2012. On December 6, 2011, based upon the recommendation of TFC’s Audit Committee and management, TFC’s Board of Directors authorized management to replace TFC’s current outside auditors, Crowe, with BKD beginning with the audit of TFC’s financial statements for the fiscal year ended December 31, 2012.

On December 7, 2011, Crowe was notified in a telephone conversation with management of TFC that such firm would not be retained as TFC’s independent registered public accounting firm for the fiscal year ended December 31, 2012. However, Crowe was previously engaged to audit TFC’s consolidated financial statements for the fiscal year ended December 31, 2011.

Crowe’s reports on TFC’s consolidated financial statements for the fiscal years ended December 31, 2009 and 2010 did not contain any adverse opinion or a disclaimer of opinion, nor were the reports qualified or modified as to uncertainty, audit scope or accounting principles. During TFC’s fiscal years ended December 31, 2009 and 2010 and through December 7, 2011 there were no disagreements with Crowe on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Crowe, would have caused it to make reference thereto in its reports on TFC’s financial statements for such years. During the fiscal years ended December 31, 2009 and 2010 and through December 7, 2011, there were no reportable events. TFC requested that Crowe furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements and Crowe complied.

On December 6, 2011, based upon the recommendation of the TFC Audit Committee and management, TFC’s Board of Directors authorized management to replace the TFC’s current outside auditors, Crowe, with BKD beginning with the audit of TFC’s financial statements and 401(k) Plan for the fiscal year ended December 31, 2012.

During TFC’s fiscal years ended December 31, 2009 and 2010 and through December 7, 2011, neither TFC nor anyone on its behalf has consulted with BKD regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on TFC’s financial statements, and neither a written report nor oral advice was provided to TFC that BKD concluded was an important factor considered by TFC in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event.

LEGAL MATTERS

Certain matters pertaining to the validity of the authorization and issuance of the Old National common stock to be issued in the proposed Merger and certain matters pertaining to the federal income tax consequences of the proposed Merger will be passed upon by Krieg DeVault LLP, Indianapolis, Indiana.

SHAREHOLDER PROPOSALS FOR NEXT YEAR

Old National

If the Merger is completed, TFC shareholders will become shareholders of Old National. To be included in Old National’s proxy statement and voted on at Old National’s regularly scheduled 2014 annual meeting of shareholders, shareholder proposals must have been submitted in writing by February 11, 2014, to Old National’s Secretary, P.O. Box 718, Evansville, Indiana 47705-0718, which date is 120 calendar days before the date of the release of Old National’s proxy statement for 2013. If notice of any other shareholder proposal intended to be presented at the annual meeting is not received by Old National on or before February 11, 2014, the proxy solicited by the Old National board of directors for use in connection with that meeting may confer authority on the proxies to vote in their discretion on such proposal, without any discussion in the Old National proxy statement for that meeting of either the proposal or how such proxies intend to exercise their voting discretion. Any such proposals will be subject to the requirements of the proxy rules and regulations adopted under the Exchange Act. If the date of the 2014 annual meeting is changed, the dates set forth above may change.

Pursuant to Old National’s By-laws, any shareholder wishing to nominate a candidate for director or propose other business at an annual meeting must give Old National written notice not less 120 days before the meeting, and the notice must provide certain other information as described in the By-laws. Copies of the By-laws are available to shareholders free of charge upon request to Old National’s Secretary.

TFC

If the Merger occurs, there will be no TFC annual meeting of shareholders for 2014. In that case, shareholder proposals must be submitted to Old National in accordance with the procedures described above.

If the Merger is not completed, TFC will provide notice of the record date and annual meeting date, as well as the deadline for submitting shareholder proposals for such meeting and to have such proposals included in TFC’s proxy statement for the 2014 annual meeting of shareholders. Such date will be disclosed in a quarterly report on Form 10-Q or current report on Form 8-K.

WHERE YOU CAN FIND MORE INFORMATION

Old National and TFC file annual, quarterly, and current reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any reports, statements, or other information that the companies file at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. Old National’s and TFC’s public filings also are available to the public from commercial document retrieval services and on the World Wide Web site maintained by the Securities and Exchange Commission at “http://www.sec.gov.” Shares of Old National common stock are listed on the NASDAQ Global Market under the symbol “ONB,” and shares of TFC common stock are listed on the NASDAQ Global Market under the symbol “TOFC.”

Old National has filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act of 1933 with respect to the common stock of Old National being offered in the Merger. This proxy statement/prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. Parts of the registration statement are omitted from the proxy statement/prospectus in accordance with the rules and regulations of the Securities and Exchange Commission. For further information, your attention is directed to the registration statement. Statements made in this proxy statement/prospectus concerning the contents of any documents are not necessarily complete, and in each case are qualified in all respects by reference to the copy of the document filed with the Securities and Exchange Commission.

The Securities and Exchange Commission allows Old National to “incorporate by reference” the information filed by Old National with the Securities and Exchange Commission, which means that Old National can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this proxy statement/prospectus.

Old National incorporates by reference the documents and information listed below:

(1) Old National’s Annual Report on Form 10-K for the year ended December 31, 2012;

(2) The information described below under the following captions in Old National’s Form 10-K for the fiscal year ended December 31, 2012: (a) the information concerning share ownership of principal shareholders and concerning directors and executive officers of Old National under the caption “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters;” (b) “Executive Compensation;” (c) “Certain Relationships and Related Transactions and Director Independence;” and (d) information concerning directors and executive officers of Old National under the caption “Directors, Executive Officers and Corporate Governance;”

(3) Old National’s Quarterly Reports on Form 10-Q for the quarterly period ended September 30, 2013, June 30, 2013 and March 30, 2013

(4) Old National’s Current Reports on Form 8-K filed November 10, 2013, October 28, 2013, September 10, 2013, September 5, 2013, July 29, 2013, July 26, 2013, July 25, 2013, July 15, 2013, June 21, 2013, June 19, 2013, May 23, 2013, May 10, 2013, April 29, 2013, January 28, 2013 and January 24, 2013; and

(5) The description of Old National’s common stock set forth in the registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on February 7, 2002, including any amendment or report filed with the SEC for the purpose of updating such description.

Old National also incorporates by reference any filings it makes with the Securities and Exchange Commission under Sections 13(a), 13(c), 14, and 15(d) of the Securities Exchange Act of 1934 between the date hereof and the date of TFC’s special meeting of shareholders at which the Merger is to be presented to a vote.

Any statement contained in a document incorporated or deemed to be incorporated herein shall be deemed modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is inconsistent with information contained in this document or any document incorporated by reference. This proxy statement/prospectus is not an offer to sell these securities in any state where the offer and sale of these securities is not permitted. The information in this proxy statement/prospectus is current as of the date it is mailed to security holders, and not necessarily as of any later date. If any material change occurs during the period that this proxy statement/prospectus is required to be delivered, this proxy statement/prospectus will be supplemented or amended.

All information regarding Old National in this proxy statement/prospectus has been provided by Old National, and all information regarding TFC in this proxy statement/prospectus has been provided by TFC.

Index to Consolidated Financial Statements of

Tower Financial Corporation

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Tower Financial Corporation

Fort Wayne, Indiana

We have audited the accompanying consolidated balance sheet of Tower Financial Corporation as of December 31, 2012, and the related consolidated statements of income and comprehensive income, change in stockholders’ equity and cash flows for the year ended December 31, 2012. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tower Financial Corporation as of December 31, 2012, and the results of its operations and its cash flows for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

Fort Wayne, Indiana
March 8, 2013

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Tower Financial Corporation

Fort Wayne, Indiana

We have audited the accompanying consolidated balance sheets of Tower Financial Corporation as of December 31, 2011 and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for the periods ended December 31, 2011 and 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tower Financial Corporation as of December 31, 2011 and the results of its operations and its cash flows for the periods ended December 31, 2011 and 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath LLP

South Bend, Indiana
March 19, 2012

FINANCIAL STATEMENTS

TOWER FINANCIAL CORPORATION

CONSOLIDATED BALANCE SHEETS

At December 31, 2012 and 2011

	2012	2011
Assets
Cash and due from banks	$11,958,507	$60,753,268
Short-term investments and interest-earning deposits	159,866	3,260,509
Federal funds sold	2,727,928	3,258,245

Total cash and cash equivalents	14,846,301	67,272,022
Long-term interest-earning deposits	457,000	450,000
Securities available for sale, at fair value	174,383,499	128,619,951
FHLB and FRB stock	3,807,700	3,807,700
Loans held for sale	4,933,299	4,930,368
Loans	450,465,610	462,561,174
Allowance for loan losses	(8,288,644)	(9,408,013)

Net loans	442,176,966	453,153,161
Premises and equipment, net	8,904,214	9,062,817
Accrued interest receivable	2,564,503	2,675,870
Bank owned life insurance (BOLI)	17,672,783	17,084,858
Other real estate owned (OREO)	1,908,010	3,129,231
Prepaid FDIC insurance	925,337	1,551,133
Other assets	11,393,469	8,944,145

Total assets	$683,973,081	$700,681,256

Liabilities and Stockholders’ Equity
Liabilities
Deposits:
Noninterest-bearing	$108,147,229	$169,757,998
Interest-bearing	452,860,109	432,278,838

Total deposits	561,007,338	602,036,836
Short-term borrowings	9,093,652	—
Federal Home Loan Bank (FHLB) advances	28,300,000	12,000,000
Junior subordinated debt	17,527,000	17,527,000
Accrued interest payable	107,943	2,148,424
Other liabilities	4,191,237	4,871,924

Total liabilities	620,227,170	638,584,184

Stockholders’ Equity
Preferred stock, no par value, 4,000,000 shares authorized; no shares issued and outstanding at December 31, 2012 and 2011	—	—
Common stock and paid-in-capital, no par value, 6,000,000 shares authorized; 4,941,994 and 4,918,136 issued; and 4,735,144 and 4,853,136 shares outstanding at December 31, 2012 and December 31, 2011, respectively	44,834,605	44,542,795
Retained earnings	17,880,539	15,070,115
Accumulated other comprehensive income, net of tax of $1,880,433 in 2012 and $1,735,307 in 2011	3,650,253	3,368,538
Treasury stock, at cost, 206,850 and 65,000 shares at December 31, 2012 and December 31, 2011, respectively	(2,619,486)	(884,376)

Total stockholders’ equity	63,745,911	62,097,072

Total liabilities and stockholders’ equity	$683,973,081	$700,681,256

The following notes are an integral part of the financial statements.

TOWER FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the years ended December 31, 2012, 2011, and 2010

	2012	2011	2010
Interest income:
Loans, including fees	$22,063,567	$24,828,298	$26,847,111
Securities—taxable	1,837,958	2,295,838	2,502,200
Securities—tax exempt	2,027,131	1,730,535	1,071,876
Other interest income	45,559	39,041	31,334

Total interest income	25,974,215	28,893,712	30,452,521
Interest expense:
Deposits	3,157,522	5,090,715	6,566,581
Short-term borrowings	388	638	138
FHLB advances	160,836	230,713	465,756
Junior subordinated debt	451,265	816,852	1,158,956

Total interest expense	3,770,011	6,138,918	8,191,431

Net interest income	22,204,204	22,754,794	22,261,090
Provision for loan losses	2,493,000	4,220,000	4,745,000

Net interest income after provision for loan losses	19,711,204	18,534,794	17,516,090
Noninterest income:
Trust and brokerage fees	3,828,291	3,553,965	3,604,907
Service charges	1,090,028	1,092,260	1,125,707
Mortgage banking income	1,478,486	1,026,711	720,615
Net gain on sale of securities	149,098	776,753	1,109,743
Net debit card interchange income	725,564	612,143	400,648
Earnings from BOLI	587,925	568,070	470,216
Other-than-temporary loss:
Total impairment loss	(688)	(149,045)	(158,303)
Loss recognized in other comprehensive income	—	—	—

Net impairment loss recognized in earnings	(688)	(149,045)	(158,303)
Other income	655,210	670,294	540,571

Total noninterest income	8,513,914	8,151,151	7,814,104
Noninterest expense:
Salaries and benefits	11,342,508	11,185,034	9,578,932
Occupancy and equipment	2,598,996	2,494,913	2,533,688
Marketing	483,573	431,833	423,443
Data processing	1,444,309	1,335,034	1,128,096
Loan and professional costs	1,497,000	1,612,321	1,629,582
Office supplies and postage	202,565	228,281	245,938
Courier services	232,179	224,987	221,756
Business development	522,964	464,807	406,775
Communications expense	217,901	192,520	186,164
FDIC insurance premiums	664,770	1,367,622	2,059,524
OREO, net	641,190	1,057,503	1,703,791
Other expense	1,020,558	1,023,585	1,125,007

Total noninterest expense	20,868,513	21,618,440	21,242,696

Income before income taxes	7,356,605	5,067,505	4,087,498
Income tax expense/(benefit)	1,612,439	(1,552,031)	923,727

Net income	$5,744,166	$6,619,536	$3,163,771

The following notes are an integral part of the financial statements.

TOWER FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended December 31, 2012, 2011, and 2010

	Preferred Stock	Common Stock and Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total

Balance, January 1, 2010	$1,788,000	$39,835,648	$5,286,808	$910,029	$(884,376)	$46,936,109
Net income for 2010			3,163,771			3,163,771
Other Comprehensive Income, net of tax				155,152		155,152
Issuance of 458,342 common shares, net of offering expenses of $78,912		2,826,810				2,826,810
Conversion of 10,550 preferred shares into 175,249 common shares	(1,030,787)	1,030,787				—
Stock-based compensation expense		46,910				46,910

Balance, December 31, 2010	$757,213	$43,740,155	$8,450,579	$1,065,181	$(884,376)	$53,128,752
Net income for 2011			6,619,536			6,619,536
Other Comprehensive Income, net of tax				2,303,357		2,303,357
Conversion of 7,750 preferred shares into 128,738 common shares	(757,213)	757,213				—
Issuance of 1,000 shares of restricted stock		—				—
Forfeiture of 625 shares of restricted stock		—				—
Stock-based compensation expense		45,427				45,427

Balance, December 31, 2011	$—	$44,542,795	$15,070,115	$3,368,538	$(884,376)	$62,097,072
Net income for 2012			5,744,166			5,744,166
Other Comprehensive Income, net of tax				281,715		281,715
Cash dividends paid ($0.61 per share)			(2,933,742)			(2,933,742)
Stock-based compensation expense		47,262				47,262
Issuance of 23,858 shares of common stock under incentive plans		244,548				244,548
Repurchase of 141,850 shares of common stock					(1,735,110)	(1,735,110)

Balance, December 31, 2012	$—	$44,834,605	$17,880,539	$3,650,253	$(2,619,486)	$63,745,911

The following notes are an integral part of the financial statements.

TOWER FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2012, 2011, and 2010

	2012	2011	2010
Cash flows from operating activities:
Net income	$5,744,166	$6,619,536	$3,163,771
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	2,133,587	1,842,943	1,655,025
Provision for loan losses	2,493,000	4,220,000	4,745,000
Stock-based compensation expense	47,262	45,427	46,910
Earnings on BOLI	(587,925)	(568,070)	(470,216)
Gain on sale of held-to-maturity (HTM) securities	—	—	(888,059)
Gain on sale of available-for-sale (AFS) securities	(149,098)	(776,753)	(221,684)
Gain on disposal of premises and equipment	4,963	3,772	678
Gain on sale of loans	(1,478,486)	(956,641)	(628,950)
Loans originated for sale	(62,831,907)	(39,424,361)	(37,255,823)
Proceeds from the sale of loans held for sale	61,338,034	43,591,506	39,585,990
Impairment on available for sale securities	688	149,045	158,303
(Gain)loss on sale of OREO	(13,376)	79,903	54,790
Write-downs of OREO	507,170	733,045	1,362,441
Change in accrued interest receivable	111,367	(283,917)	47,906
Change in other assets	(1,968,654)	(1,701,050)	3,798,823
Change in accrued interest payable	(2,040,481)	732,711	934,828
Change in other liabilities	(436,139)	871,270	365,941

Net cash from operating activities	2,874,171	15,178,366	16,455,674
Cash flows from investing activities:
Net change in long-term interest-bearing deposits	(7,000)	546,000	(996,000)
Net change in loans	10,569,794	4,516,118	31,547,695
Purchase of securities AFS	(87,217,992)	(55,317,753)	(53,141,782)
Purchase of securities HTM	—	—	(1,721,320)
Purchase of FHLB and FRB stock	—	—	(75,000)
Sale or redemption of FHLB and FRB stock	—	267,400	250,700
Purchase of life insurance	—	(3,000,000)	—
Proceeds from maturities, calls and paydowns of securities AFS	35,306,233	26,296,331	24,724,045
Proceeds from maturities of securities HTM	—	—	802,365
Proceeds from sale of securities AFS	5,314,735	13,469,065	8,327,894
Proceeds from sale of securities HTM	—	—	900,784
Purchase of premises, equipment, and leasehold improvements	(571,218)	(1,421,108)	(1,112,834)
Proceeds on sale of OREO	829,426	2,750,820	3,950,257
Proceeds from sale of impaired loans	780,828	4,126,701	—

Net cash from(used in) investing activities	(34,995,194)	(7,766,426)	13,456,804
Cash flows from financing activities:
Net change in deposits	(41,029,498)	25,680,700	7,975,785
Gross proceeds from issuance of common stock	—	—	2,826,810
Cash dividends paid on common stock	(2,933,742)	—	—
Repurchase of common stock	(1,735,110)	—	—
Proceeds from long-term FHLB advances	3,500,000	8,000,000	—
Proceeds (repayment) from short-term FHLB advances	19,800,000	—	(27,000,000)
Repayment of long-term FHLB advances	(7,000,000)	(3,500,000)	(8,700,000)
Change in short-term borrowings	9,093,652	—	—

Net cash from(used in) financing activities	(20,304,698)	30,180,700	(24,897,405)

Net change in cash and cash equivalents	(52,425,721)	37,592,640	5,015,073
Cash and cash equivalents, beginning of year	$67,272,022	$29,679,382	$24,664,309

Cash and cash equivalents, end of year	$14,846,301	$67,272,022	$29,679,382

Supplemental disclosures of cash flow information Cash paid (refunded) during the year for:
Interest	$5,810,492	$5,406,207	$7,256,603
Income taxes	1,395,000	820,000	(1,140,502)
Non-cash Items:
Transfer of loans to OREO	102,000	2,408,735	5,017,662
Transfer of securities from held-to-maturity to available-for-sale	—	—	5,470,254
Transfer of portfolio loans to (from) loans held for sale	(2,969,427)	3,000,000	—

The following notes are an integral part of the financial statements.

TOWER FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE	1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations, Industry Segments, and Concentrations of Credit Risk: Tower Financial Corporation (the “Corporation”, “Tower Financial”, or “Holding Company”) was incorporated on July 8, 1998. Our wholly-owned banking subsidiary, Tower Bank & Trust Company (the “Bank” or “Tower Bank”), commenced operations on February 19, 1999. Until September 30, 2011, the Bank had a wholly-owned investment subsidiary, Tower Capital Investments, that began operations on July 1, 2006. Tower Capital Investments owned a real estate investment trust (REIT), Tower Funding Corporation, that also began operations on July 1, 2006. Tower Capital Investments and the REIT were formed to provide additional flexibility for capital generation and tax effectiveness. Both Tower Capital Investments, Inc. and Tower Funding Corporation were liquidated and dissolved on September 30, 2011. The Bank has a direct wholly-owned trust company subsidiary, Tower Trust Company (the “Trust Company”), that is an Indiana Corporation formed on January 1, 2006 and was previously owned by the bank holding company until December 1, 2009. The Trust Company provides wealth management services and was a wholly-owned subsidiary of the Corporation until December 1, 2009 when it was sold to the Bank. Our wholly-owned, statutory trust subsidiaries, Tower Capital Trust 2 (“TCT2”) and Tower Capital Trust 3 (“TCT3”) were formed on December 5, 2005 and December 29, 2006, respectively, for the single purpose of raising Federal Reserve approved capital through the issuance of securities known as trust preferred securities.

While our management monitors the revenue streams of all of our various products and services and financial performance is evaluated on a company-wide basis, we aggregate our operations into three reportable segments (see Note 18). We accept deposits and grant commercial, real estate, and installment loans to customers primarily in northeastern Indiana. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. At December 31, 2012, commercial and commercial real estate loans totaled approximately 71.7% of total loans, residential real estate loans totaled approximately 18.4% and home equity and consumer loans totaled approximately 9.9%. Categories by industry of commercial and commercial real estate loans at December 31, 2012 exceeding 30% of quarter-end stockholders’ equity are as follows: building, development and general contracting—$30.0 million, or 6.7%, of total loans; wholesale and retail trade—$47.4 million, or 10.5%, of total loans; real estate (including owner-occupied and investment)—$86.6 million, or 19.2%, of total loans; health care and social assistance—$43.9 million, or 9.8%, of total loans; manufacturing—$42.8 million, or 9.5%, of total loans; and accommodation and food services—$23.6 million, or 5.2%, of total loans. Other financial instruments that potentially represent concentrations of credit risk include deposit accounts in other financial institutions and federal funds sold.

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Tower Financial Corporation, Tower Bank, and Tower Trust (collectively, the “Company”).

Concentration of Credit Risk: Most of the Company’s business activity is with customers located within Allen County, Indiana. Therefore, the Company’s exposure to credit risk is significantly affected by changes in the economy in the Allen County area. Approximately 46.5% of the loan portfolio at December 31, 2012 consisted of general commercial and industrial loans primarily secured by inventory, receivables, and equipment, while 25.2% of the loan portfolio consisted of commercial loans primarily secured by real estate. The largest concentrations of credit within the commercial and commercial real estate category are represented by owner-occupied and investment real estate at $140.8 million, or 31.3%, of total loans, and commercial loans not associated with real estate at $116.8 million, or 25.9%, of total loans. While the general portfolio mix has remained about the same, the main direction the Bank has taken was to put more resources into the commercial versus the commercial real estate product.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided; future results could differ. The allowance for loan losses, impaired loan disclosures, deferred tax assets, and the fair values of securities and other financial instruments are particularly subject to change.

Cash Flow Reporting: Cash and cash equivalents include cash on hand, demand deposits with other financial institutions, short-term investments with original maturities of less than 90 days and federal funds sold. Cash flows are reported net for customer loan and deposit transactions and interest-earning deposits.

Securities: Securities are classified as held-to-maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities available for sale consist of those securities which might be sold prior to maturity due to changes in interest rates, prepayment risks, yield, availability of alternative investments, liquidity needs and other factors. Securities classified as available-for-sale are reported at their fair value and the related unrealized holding gain or loss is reported as other comprehensive income (loss) in stockholders’ equity, net of tax, until realized. Other securities, such as Federal Reserve Bank stock and Federal Home Loan Bank stock, are carried at cost. Premiums and discounts on securities are recognized as interest income using the interest method over the estimated life of the security. Gains and losses on the sale of securities available for sale are determined based upon amortized cost of the specific security sold. Declines in fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) whether the Company has the intent to sell or more likely than not will be required to sell before its anticipated recovery. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) other-than-temporary impairment (OTTI) related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

Loans Held for Sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to noninterest income. Gains and losses on loan sales are recorded in noninterest income, and direct loan origination costs and fees are deferred at origination of the loan and are recognized in noninterest income upon sale of the loan.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs and an allowance for loan losses. Loans held for sale are reported at fair value, on an aggregate basis. Loans held for sale are sold with servicing released. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days (180 days for residential mortgages). In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. The recorded investment in loans includes accrued interest and deferred fees, less nonaccrual interest paid, and deferred costs.

All interest accrued but not received for loans placed on nonaccrual is reversed against income. Interest received on such loans is accounted for on the cash-basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: Our allowance for loan losses represents management’s estimate of probable incurred losses in the loan portfolio at the balance sheet date. Additions to the allowance may result from recording a provision for loan losses and recoveries, while charge-offs are deducted from the allowance. Allocation of the allowance is made for analytical purposes only, and the entire allowance is available to absorb probable and estimated credit losses inherent in the loan portfolio. The determination of the level of the allowance and, correspondingly, the provision for loan losses, rests upon estimates and assumptions, including past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Loan losses are charged against the allowance when management believes the uncollectability of a loan is confirmed.

We have an established process for determining the adequacy of the allowance for loan losses that relies on various procedures and pieces of information to arrive at a range of probable outcomes. First, management allocates specific portions of the allowance for loan losses to identified problem loans. Problem loans, including commercial, commercial real estate and jumbo mortgage loans, are identified through a loan risk rating system and monitored through watch list reporting. The determination of impairment for each identified credit is based on delinquency rates, collateral and other risk factors identified for that credit. The amount of impairment, or specific reserve, is calculated by using the present value of expected cash flows or the fair value of the underlying collateral less costs to sell as required by ASC 310-10. Second, management’s evaluation of the allowance for different loan groups is based on consideration of actual loss experience, the present and prospective financial condition of borrowers, industry concentrations within the loan portfolio and general economic conditions, and absent the ability of some of those factors, as well as peer industry data of comparable banks. The risk characteristics of each of the identified portfolio segments are as follows:

Commercial—Our lending activities focus primarily on providing small- and medium-sized businesses in our market area with commercial loans. These loans are both secured and unsecured and are made available for general operating purposes, including acquisition of fixed assets such as real estate, equipment and machinery, and lines of credit collateralized by inventory and accounts receivable. Borrowers may be subject to industry conditions including decreases in product demand; increasing material or other production costs that cannot be immediately recaptured in the sales or distribution cycle; interest rate increases that could have an adverse impact on profitability; non-payment of credit that has been extended under normal vendor terms for goods sold or services extended; and interruption related to the importing or exporting of production materials or sold products.

Commercial Real Estate—Our lending activities involve more risk than residential lending because loan balances are typically greater and repayment is dependent not only upon general economic conditions and the continuing merits of the particular real estate project securing the loan, but also, and importantly, upon the underlying value of the collateral and the borrower’s financial health and liquidity. These types of loans are subject to various adverse market conditions that cause a decrease in market value or lease rates; the potential for environmental impairment from events occurring on subject or neighboring properties; and obsolescence in location or function.

Residential Real Estate—We provide fixed rate, long-term residential mortgage loans and floating, short-term construction loans to our customers. Our general policy, which is subject to periodic review by management, is to sell the majority of loans originated on the secondary market. We retain only those loans where we have ongoing, multi-faceted customer relationships or to keep our portfolio at benchmark levels and support our commitment to our customers and community. These types of loans are subject to adverse employment conditions in the local economy leading to increased default rate; decreased market values from oversupply in a geographic area; and impact to borrowers’ ability to maintain payments in the event of incremental rate increases on adjustable rate mortgages.

Home Equity Loans—We make personal loans and lines of credit available to consumers for various purposes, such as the purchase of automobiles, boats and other recreational vehicles, and to make home improvements and personal investments. The majority of our personal loans are home equity loans secured by a second lien on real estate. These types of loans are subject to adverse employment conditions in the local economy leading to increased default rate; decreased market values from oversupply in a geographic area; and impact to borrowers’ ability to maintain payments in the event of incremental rate increases on adjustable rate mortgages.

Consumer—These loans generally have shorter terms and higher interest rates than residential mortgage loans and usually involve more credit risk than mortgage loans because of the type and nature of the collateral. Consumer lending collections are dependent on a borrower’s continuing financial stability and are thus likely to be adversely affected by job loss, illness and personal bankruptcy. In many cases, repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of depreciation of the underlying collateral.

A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses. In the limited circumstances that a loan is no longer disclosed as a troubled debt restructuring in accordance with ASC 310-40-50-2, it is the Company’s policy to continue to base its measure of loan impairment on the contractual terms specified by the loan agreement in accordance with paragraphs 310-10-35-20 through 35-26 and 310-10-35-37. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not identified for impairment disclosures. Commercial loans and mortgage loans secured by other properties are evaluated individually for impairment. When analysis of a borrower’s operating results and financial condition indicates that underlying cash flows of the borrower’s business are not adequate to meet its debt service requirements, the loan is evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing interest rate or at the fair value of collateral if repayment is expected solely from the collateral.

Federal Home Loan and Federal Reserve Bank Stock: Federal Home Loan and Federal Reserve Bank stock are required investments for institutions that are members of the systems. The required investment in the common stock is based on a predetermined formula, carried at cost and evaluated for impairment.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value, less cost to sell, establishing a new cost basis. If fair value declines, a valuation reduction is recorded through expense. Costs after acquisition are expensed. Foreclosed assets totaled $1.9 million and $3.1 million, at December 31, 2012 and 2011.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using both the straight-line method and accelerated methods over the estimated useful lives of the buildings, 39 years; site improvements, 15 years; furniture and equipment, 5 to 8 years; and software and computer equipment, 3 years. Leasehold improvements are amortized over the shorter of the useful life or the lease term. Maintenance, repairs, and minor alterations are charged to current operations as expenditures occur and major improvements are capitalized. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable.

Bank Owned Life Insurance: The Bank has purchased life insurance policies on certain officers. Bank-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Mortgage Banking Derivatives: Commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of these mortgage loans are accounted for as free-standing derivatives. Fair values of these mortgage derivatives are estimated based on changes in mortgage interest rates from the date the interest on the loan is locked. The Company enters into forward commitments for the future delivery of mortgage loans when interest rate locks are entered into, in order to hedge the change in interest rates resulting from its commitments to fund the loans. Changes in the fair values of these derivatives are included in net gains on sales of loans.

Treasury Stock: Common stock shares repurchased are recorded at cost. Cost of shares retired or reissued is determined using the first-in, first-out method.

Benefit Plans: Bonus and 401(k) plan expense is the amount contributed determined by formula. Deferred compensation plan expense and supplemental employee retirement plan expense is allocated over years of service and any related vesting periods.

Stock-based Compensation: Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-

Scholes model is utilized to estimate the fair value of stock options, while the market price of the Corporation’s common stock at the date of grant is used for restricted stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Income Taxes: Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. If required, we would recognize interest and/or penalties related to income tax matters in income tax expense.

We are subject to U.S. federal income tax as well as income tax of the state of Indiana. We are no longer subject to examination by taxing authorities for years before 2009. We do not expect the total amount of unrecognized tax benefits to significantly increase in the next 12 months.

Off-balance-sheet Financial Instruments: Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financial needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates. The fair value estimates of existing on- and off-balance-sheet financial instruments do not include the value of anticipated future business or the value of assets and liabilities not considered financial instruments.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to Tower Financial Corporation or by us to our stockholders. While both Tower Financial and Tower Bank currently have adequate capital to qualify as ‘well-capitalized,’ the Board of Directors passed a resolution in January of 2008, at the request of our regulators, requiring written approval be received from the Federal Reserve Board (“Federal Reserve”) before declaring or paying any corporate dividends. The resolution was passed in recognition of the losses recorded in 2007 by Tower Bank, which reduced the overall capital levels of Tower Financial. We obtained permission in January of 2008 from the Federal Reserve Bank and we declared and paid a quarterly dividend of $0.044 in the first quarter of 2008. In the second quarter of 2008, we elected to forego the declaration of dividends on our common stock indefinitely. The decision was based on the desire to retain capital and hedge against challenging economic and banking industry conditions as well as to maintain Tower Bank’s current “well capitalized” status within the Federal Reserve System. In September of 2009, we sold 18,300 shares of Series A Convertible Preferred Stock in the amount of $1.8 million. The preferred stock paid quarterly dividends upon board approval at a rate of 5.25%. Preferred stock dividends of $1,579 were paid in 2009 and no common stock dividends were paid in 2009. No common or preferred stock dividends were paid in 2010. From April 23, 2010 until its termination on July 10, 2012, we were under a Written Agreement with the Federal Reserve and Indiana Department of Financial Institutions (“IDFI”), which was filed publicly on our 2011 Annual Report on Form 10-K and on our Form 8-K on May 5, 2010 and discussed in more detail in Note 15 Capital Requirements and Restrictions on Retained Earnings. The Written Agreement states that we were not to pay dividends on or redeem any of our common or preferred stock or other capital stock, or make any payments of interest on our Trust Preferred Debt, without written approval from the Federal Reserve. In response to these requirements, no preferred stock dividends, common stock dividends or Trust Preferred Debt interest payments were made in 2010 and 2011. In May of 2012, the Company received approval from the Federal Reserve Bank to make our Trust Preferred Debt deferred interest payments. In June of 2012, the Corporation paid current the interest payments due on our Trust Preferred Debt, which totaled approximately $2.3 million. On July 11, 2012, Tower Financial Corporation was informed by the Board of Governors of the Federal Reserve System that, effective July 10, 2012, it has lifted and, therefore, terminated the Written Agreement between itself, Tower Financial Corporation and Tower Bank & Trust Company. For the year ending December 31, 2012, the Corporation’s board of directors declared and paid a total cash dividend of $0.61 per share on the Corporation’s common stock; $0.055 was paid during the third quarter and $0.555 was paid during the fourth quarter. These cash dividends were declared and paid after the Written Agreement was lifted.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Restricted stock awards are considered participating securities for this calculation as those awards contain rights to non-forfeitable dividends. Diluted earnings per common share includes the dilutive impact of any additional potential common shares issuable under stock options, as well as dilutive effects of stock awards and convertible preferred shares, if any.

Comprehensive Income (Loss): Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes the net change in net unrealized appreciation (depreciation) on securities available for sale, net of reclassification adjustments and tax, which is also recognized as a separate component of stockholders’ equity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the consolidated financial statements.

Restrictions on Cash: The Company is required to maintain cash on hand or on deposit with the Federal Reserve Bank of $1.4 million and $1.3 million at December 31, 2012 and 2011, respectively. These balances do not earn interest.

Transfers Between Fair Value Hierarchy Levels: Transfers in and out of Level 1 (quoted market prices), Level 2 (other significant observable inputs), and Level 3 (significant unobservable inputs) are recognized on the period beginning date.

Reclassifications: Certain items from the prior period financial statements were reclassified to conform to the current presentation. These reclassifications had no effect on net income.

NOTE	2—RECENT ACCOUNTING PRONOUNCEMENTS

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs amends FASB ASC Topic 820, Fair Value Measurements , to bring U.S. GAAP for fair value measurements in line with International Accounting Standards. The ASU clarifies existing guidance for items such as: the application of the highest and best use concept to non-financial assets and liabilities; the application of fair value measurement to financial instruments classified in a reporting entity’s stockholders’ equity; and disclosure requirements regarding quantitative information about unobservable inputs used in the fair value measurements of level 3 assets. The ASU also creates an exception to Topic 820 for entities which carry financial instruments within a portfolio or group, under which the entity is now permitted to base the price used for fair valuation upon a price that would be received to sell the net asset position or transfer a net liability position in an orderly transaction. The ASU also allows for the application of premiums and discounts in a fair value measurement if the financial instrument is categorized in level 2 or 3 of the fair value hierarchy. Lastly, the ASU contains new disclosure requirements regarding fair value amounts categorized as level 3 in the fair value hierarchy such as: disclosure of the valuation process used; effects of and relationships between unobservable inputs; usage of nonfinancial assets for purposes other than their highest and best use when that is the basis of the disclosed fair value; and categorization by level of items disclosed at fair value, but not measured at fair value for financial statement purposes. For public entities, this ASU is effective for interim and annual periods beginning after December 15, 2011. Early adoption was not permitted. The adoption of this ASU did not have a significant impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This update provides an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. The amendments do not affect how earnings per share is calculated or presented. This update is effective for fiscal years and interim periods beginning after December 15, 2011 and is to be applied retrospectively. The amendments were adopted by the Company January 1, 2012 and were retroactively applied. The adoption of this ASU did not have a significant impact on the Company’s consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220); Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The objective of this Update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this Update require an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under

U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2015. The Company does not expect this ASU to have a significant impact on its consolidated financial statements.

In January 2013, the FASB issued ASU No. 2013-01, Balance Sheet (Topic 210);Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. The main objective of this standards update is to address implementation issues about the scope of Accounting Standards Update No. 2011-11, Balance Sheet (Topic 210): Disclosures About offsetting Assets and Liabilities. The amendments clarify that the scope of Update 2011-11 applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. An entity is required to apply the amendments for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the required disclosures retrospectively for all comparative period presented. The Company does not expect this ASU to have a significant impact on its consolidated financial statements.

NOTE	3—SECURITIES

The fair value and amortized cost of securities at December 31, 2012 and 2011 were as follows:

	2012
	Amortized	Gross Unrealized	Gross Unrealized	Fair
	Cost	Gains	Losses	Value
Available-for-sale securities:
Obligations of states and political subdivisions	$87,358,236	$4,249,120	$(799,855)	$90,807,501
Taxable obligations of states and political subdivisions	2,037,517	274,823	—	2,312,340
Mortgage-backed securities (residential)	75,410,166	1,672,403	(94,313)	76,988,256
Mortgage-backed securities (commercial)	3,143,993	228,509	—	3,372,502
Equity Securities	902,900	—	—	902,900

Total Securities	$168,852,812	$6,424,855	$(894,168)	$174,383,499

	2011
	Amortized	Gross Unrealized	Gross Unrealized	Fair
	Cost	Gains	Losses	Value
Available-for-sale securities:
U.S. Government agency debt obligations	$612,799	$3,293	$—	$616,092
Obligations of states and political subdivisions	53,491,223	3,240,766	(1,504)	56,730,485
Taxable obligations of states and political subdivisions	2,642,204	101,563	—	2,743,767
Mortgage-backed securities (residential)	61,361,891	1,794,102	(304,703)	62,851,290
Mortgage-backed securities (commercial)	5,407,989	272,160	(1,832)	5,678,317

Total Securities	$123,516,106	$5,411,884	$(308,039)	$128,619,951

The other-than-temporary impairment recognized in accumulated comprehensive income was $0 and $160,784 for securities available for sale for December 31, 2012 and December 31, 2011, respectively.

The proceeds from sales of securities and the associated gains and losses are listed below:

	2012	2011	2010
Proceeds from available-for-sale securities	$5,314,735	$13,469,065	$8,327,894
Proceeds from held-to-maturity securities	—	—	900,784
Gross gains	195,130	776,963	1,122,669
Gross losses	46,551	—	(12,926)

The tax benefit (provision) related to these net gains and losses were $50,517, $264,167, and $377,313 for December 31, 2012, 2011, and 2010, respectively. There were also $519 of gross gains on calls of available-for-sale securities for December 31, 2012 and $210 of gross losses on calls of available-for-sale securities for December 31, 2011.

During 2010, we did some due diligence on the value of certain held-to-maturity securities owned by the Holding Company as alternative investments with a cost basis of approximately $25,000 and a par value of $4.9 million. We received a quote of $900,784 for the fair value, which created a gain on sale of $888,059. While we had no intention of selling these investments prior to their scheduled maturity, we decided that it was to the Company’s benefit to liquidate these investments. By selling these securities, approximately $900,000 of liquidity and $890,000 of capital was generated at the Holding Company. After the sale, we transferred the remaining portfolio of all held-to-maturity securities with an amortized cost of $5.5 million categorized as held-to-maturity to available-for-sale at the Holding Company and all of its subsidiaries. As of the date of transfer, these securities had a fair value of $5.7 million, unrealized gains of $305,119, and had increased other comprehensive income by $201,379.

The fair values and amortized costs of debt securities available for sale at December 31, 2012, by contractual maturity, are shown below. Securities not due at a single date, primarily mortgage-backed securities and equity securities are shown separately. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

	12/31/2012
	Amortized	Fair
	Cost	Value
Available-for-sale securities:
Mortgage-backed securities:
Mortgage-backed securities (residential)	$75,410,166	$76,988,256
Mortgage-backed securities (commercial)	3,143,993	3,372,502

	$78,554,159	$80,360,758

Obligations of state and political subdivisions:
Due in one year or less	$1,605,182	$1,636,783
Due after one to five years	5,329,876	5,483,599
Due after five to ten years	17,512,040	19,046,647
Due after ten years	62,911,138	64,640,472

Total Obligations of state and political subdivisions	$87,358,236	$90,807,501

Taxable obligations of state and political subdivisions:
Due after ten years	2,037,517	2,312,340

Total Obligations of state and political subdivisions	$2,037,517	$2,312,340

Equity Securities
Equity Securities	$902,900	$902,900

	12/31/2011
	Amortized	Fair
	Cost	Value
Available-for-sale securities:
Agencies:
Due after five to ten years	$612,799	$616,092

Total Agencies	$612,799	$616,092

Mortgage-backed securities:
Mortgage-backed securities (residential)	$61,361,891	$62,851,290
Mortgage-backed securities (commercial)	5,407,989	5,678,317

	$66,769,880	$68,529,607

Obligations of state and political subdivisions:
Due in one year or less	$225,131	$227,423
Due after one to five years	3,341,459	3,434,731
Due after five to ten years	14,648,561	15,739,595
Due after ten years	35,276,072	37,328,736

Total Obligations of state and political subdivisions	$53,491,223	$56,730,485

Taxable obligations of state and political subdivisions:
Due after one to five years	600,463	606,407
Due after ten years	2,041,741	2,137,360

Total Obligations of state and political subdivisions	$2,642,204	$2,743,767

Securities with a carrying value of $15.5 million and $20.8 million were pledged to secure borrowings from the FHLB at December 31, 2012 and December 31, 2011 respectively. Securities with a carrying value of $2.6 million and $1.8 million were pledged to the Federal Reserve to secure potential borrowings at the Discount Window at December 31, 2012 and December 31, 2011, respectively. At December 31, 2012, securities with a carrying value of $8.8 million were pledged at correspondent banks, including Wells Fargo and Zions Bank, to secure federal funds lines of credit. At December 31, 2011, securities with a carrying value of $23.3 million were pledged at correspondent banks, including Wells Fargo, First Tennessee, First Merchants, Pacific Coast Bankers Bank, and Zions Bank, to secure federal funds lines of credit. At December 31, 2012, there were no holdings of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of stockholders’ equity.

Securities with unrealized losses at year end 2012 not recognized in income are as follows:

	Continuing Unrealized		Continuing Unrealized
	Losses for		Losses for
	Less than 12 months		More than 12 months		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Available-for-sale securities:
U.S. Government agency debt obligations	$—	$—	$—	$—	$—	$—
Obligations of states and political subdivisions	32,905,101	(799,855)	—	—	32,905,101	(799,855)
Taxable obligations of states and political subdivisions	—	—	—	—	—	—
Mortgage-backed securities (residential)	17,371,951	(93,312)	1,142,901	(1,001)	18,514,852	(94,313)
Mortgage-backed securities (commercial)	—	—	—	—	—	—

Total available-for-sale securities	$50,277,052	$(893,167)	$1,142,901	$(1,001)	$51,419,953	$(894,168)

Securities with unrealized losses at year end 2011 not recognized in income are as follows:

	Continuing Unrealized		Continuing Unrealized
	Losses for		Losses for
	Less than 12 months		More than 12 months		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Available-for-sale securities:
U.S. Government agency debt obligations	$—	$—	$—	$—	$—	$—
Obligations of states and political subdivisions	—	—	253,983	(1,504)	253,983	(1,504)
Taxable obligations of states and political subdivisions	—	—	—	—	—	—
Mortgage-backed securities (residential)	13,167,811	(133,590)	1,052,460	(171,113)	14,220,271	(304,703)
Mortgage-backed securities (commercial)	1,052,560	(1,832)	—	—	1,052,560	(1,832)
Collateralized debt obligations	—	—	—	—	—	—

Total available-for-sale securities	$14,220,371	$(135,422)	$1,306,443	$(172,617)	$15,526,814	$(308,039)

Unrealized losses on most mortgage-backed securities and state and municipality bonds have not been recognized into income because most of the issuers’ bonds are of high credit quality and management does not intend to sell and it is likely that management will not be required to sell the securities prior to their anticipated recovery; however, see discussion on mortgage-backed securities that are not of investment grade in the mortgage-backed securities section. Of the bonds that are deemed to not be other-than-temporarily-impaired, the fair value is expected to recover as the bonds approach their maturity.

We evaluate securities for other-than-temporary impairment (OTTI) at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. The investment securities portfolio is evaluated for OTTI by segregating the portfolio into two general segments and applying the appropriate OTTI forecast assumptions. Investment securities classified as available-for-sale are generally evaluated for OTTI in accordance with accounting standards on how to account for certain investments in debt and equity securities. However, certain purchased beneficial interests, including asset-backed securities and collateralized debt obligations, that had credit ratings at the time of purchase of below AA are evaluated using the model outlined in FASB ASC 325-40-55, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests that Continue to be Held by a Transfer in Securitized Financial Assets.

In determining OTTI, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the entity has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

The second segment of the portfolio uses the OTTI guidance that is specific to purchased beneficial interests that, on the purchase date, were rated below AA. The Company compares the present value of the remaining cash flows as estimated at the preceding evaluation date to the current expected remaining cash flows. OTTI is deemed to have occurred if there has been an adverse change in the remaining expected future cash flows.

When other-than-temporary impairment occurs under either model, the amount of the other-than-temporary impairment recognized in earnings depends on whether an entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss. If an entity intends to sell or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment shall be recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will not be required to sell the security before recovery of its amortized cost basis less any current-period loss, the other-than-temporary impairment shall be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total other-than-temporary impairment related to other factors shall be recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the other-than-temporary impairment recognized in earnings shall become the new amortized cost basis of the investment.

As of December 31, 2012, Tower Financial Corporation’s security portfolio consisted of 260 securities, 43 of which were in an unrealized loss position. As of December 31, 2011, our security portfolio consisted of 231 securities, 17 of which were in an unrealized loss position. The majority of unrealized losses are related to the Company’s obligations of state and political subdivisions and mortgage-backed securities, as discussed below:

Mortgage-backed Securities

At December 31, 2012, approximately 85% of the mortgage-backed securities we held were issued by U.S. government-sponsored entities and agencies, primarily Fannie Mae and Freddie Mac, institutions which the government has affirmed its commitment to support. Because the decline in market value is attributable to changes in interest rates and illiquidity, and not credit quality, and because the Company does not have the intent to sell these mortgage-backed securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2012.

As of December 31, 2012, we held $11.8 million of non-agency backed CMO investments. These investments were purchased as loan alternatives. These bonds make up less than 20% of Tier 1 capital. The Company continues to monitor these securities and obtain current market prices at least on a quarterly basis. Based on this review, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2012.

Obligations of State and Political Subdivisions

At December 31, 2012, substantially all obligations of states and political subdivisions are credit rated above A. The temporary impairment will fluctuate as the interest rate environment changes. In a rising interest rate environment, the temporary impairment will increase, while a decrease in the temporary impairment will occur in a declining interest rate environment. Management does not consider the temporary impairment of the securities to be severe due to the high credit quality of the underlying municipalities.

Trust Preferred Securities: At December 31, 2011, the Company owned a $1 million original investment in PreTSL XXV out of a pooled $877.4 million investment at the time of purchase. This was the Company’s only pooled trust preferred security and it was classified as a collateralized debt obligation. At December 31, 2011, the book and fair values of the security were written down to $0. The security was sold during the fourth quarter of 2012 for $110,000. Prior to being sold, this security was deemed other-than-temporarily-impaired requiring us to record total credit impairment of $961,342. An OTTI charge of $0, $110,000, and $121,342 was recorded for the years ending December 31, 2012, 2011, and 2010, respectively.

Private Label Collateralized Mortgage Obligation: At December 31, 2011, the Company owned a Private Label Collateralized Mortgage Obligation (CMO) with an original investment of $1.0 million, which is classified as a residential mortgage-backed security. At December 31, 2011, the fair value of the investment was $331,464 and the amortized cost was $492,248. During the fourth quarter of 2012, the security was sold at a loss of $28,322. Prior to being sold, it was determined that this Private Label CMO was other-than-temporarily-impaired requiring us to record total credit impairment of $97,464. An OTTI charge of $688, $39,045, and $36,961was recorded for the years ending December 31, 2012, 2011, and 2010, respectively.

The table below presents a roll-forward of the credit losses relating to debt securities recognized in earnings for the years ending December 31:

	2012	2011	2010
Beginning Balance, January 1	$1,058,118	$909,073	$750,770
Additions for amounts related to credit loss for which an OTTI was not previously recognized	—	—	—
Increases to the amount related to the credit loss for which other-than-temporary impairment was previously recognized	688	149,045	158,303

Ending Balance, December 31	$1,058,806	$1,058,118	$909,073

NOTE	4—LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans at December 31, 2012 and December 31, 2011 were as follows:

	December 31, 2012		December 31, 2011
	Balance	%	Balance	%
Commercial	$209,781,217	46.5%	$214,206,431	46.3%
Commercial real estate
Construction	31,072,771	6.9%	32,124,555	6.9%
Other	82,553,249	18.3%	86,289,841	18.7%
Residential real estate
Traditional	54,042,379	12.0%	53,985,443	11.7%
Jumbo	29,053,502	6.4%	27,859,610	6.0%
Home equity	33,073,555	7.3%	34,593,258	7.4%
Consumer	11,394,762	2.6%	13,767,906	3.0%

Total loans	450,971,435	100.0%	462,827,044	100.0%
Net deferred loan costs (fees)	(505,825)		(265,870)
Allowance for loan losses	(8,288,644)		(9,408,013)

Net loans	$442,176,966		$453,153,161

The following tables summarize changes in the Company’s allowance for loan losses for the periods indicated:

For the year ended December 31, 2012:

	Commercial	Commercial Real Estate	Residential Real Estate	Home Equity	Consumer	Unallocated	Total
Beginning balance 1/1/2012	$3,963,278	$4,705,948	$580,571	$76,923	$19,028	$62,265	$9,408,013
Provision expense	757,548	1,233,125	(101,929)	505,018	72,805	26,433	2,493,000
Charge-offs	(825,883)	(2,334,496)	(287,093)	(406,156)	(66,413)	—	(3,920,041)
Recoveries	243,353	29,073	—	33,526	1,720		307,672

Ending Balance 12/31/2012	$4,138,296	$3,633,650	$191,549	$209,311	$27,140	$88,698	$8,288,644

For the year ended December 31, 2011:

	Commercial	Commercial Real Estate	Residential Real Estate	Home Equity	Consumer	Unallocated	Total
Beginning balance 1/1/2011	$5,790,945	$6,183,365	$386,992	$77,051	$28,711	$22,336	$12,489,400
Provision expense	(879,621)	4,840,844	200,612	39,199	(20,963)	39,929	4,220,000
Charge-offs	(1,751,096)	(6,398,449)	(7,033)	(65,739)	—	—	(8,222,317)
Recoveries	803,050	80,188	—	26,412	11,280	—	920,930

Ending Balance 12/31/2011	$3,963,278	$4,705,948	$580,571	$76,923	$19,028	$62,265	$9,408,013

For the year ended December 31	2010
Beginning balance 1/1	$11,598,389
Provision expense	4,745,000
Charge-offs	(4,488,982)
Recoveries	634,993

Ending Balance 12/31	$12,489,400

The following tables present the fair value of the Company’s loans sold by portfolio segment for the periods indicated:

For the year ended December 31, 2012:

Commercial	$780,828
Commercial Real Estate	—

For the year ended December 31, 2011:

Commercial	$2,924,839
Commercial Real Estate	1,201,862

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by class of loans based on impairment method as of December 31, 2012 and December 31, 2011:

December 31, 2012	Individually evaluated for impairment	Collectively evaluated for impairment	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Commercial	$1,863,569	$2,274,727	$4,138,296
Commercial Real Estate
Construction	104,000	415,535	519,535
Other	—	3,114,115	3,114,115
Residential Real Estate
Traditional	—	124,576	124,576
Jumbo	—	66,973	66,973
Home Equity	—	209,311	209,311
Consumer	—	27,140	27,140
Unallocated	—	88,698	88,698

Total	$1,967,569	$6,321,075	$8,288,644

Loans:
Commercial	$12,011,267	$198,361,867	$210,373,134
Commercial Real Estate
Construction	3,980,626	27,003,008	30,983,634
Other	753,136	81,784,775	82,537,911
Residential Real Estate
Traditional	—	54,120,324	54,120,324
Jumbo	1,399,283	27,696,123	29,095,406
Home Equity	—	33,264,786	33,264,786
Consumer	—	11,506,816	11,506,816
Unallocated	—	—	—

Total	$18,144,312	$433,737,699	$451,882,011

December 31, 2011	Individually evaluated for impairment	Collectively evaluated for impairment	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Commercial	$724,605	$3,238,673	$3,963,278
Commercial Real Estate
Construction	1,765,000	762,094	2,527,094
Other	341,000	1,837,854	2,178,854
Residential Real Estate
Traditional	—	191,662	191,662
Jumbo	290,000	98,909	388,909
Home Equity	5,000	71,923	76,923
Consumer	—	19,028	19,028
Unallocated	—	62,265	62,265

Total	$3,125,605	$6,282,408	$9,408,013

Loans:
Commercial	$8,818,710	$206,084,106	$214,902,816
Commercial Real Estate
Construction	5,742,203	26,379,914	32,122,117
Other	1,468,978	84,932,468	86,401,446
Residential Real Estate
Traditional	—	54,112,445	54,112,445
Jumbo	1,214,846	26,710,303	27,925,149
Home Equity	340,313	34,477,182	34,817,495
Consumer	—	13,972,956	13,972,956
Unallocated	—	—	—

Total	$17,585,050	$446,669,374	$464,254,424

The following tables present loans individually evaluated for impairment by class of loans as of December 31, 2012 and December 31, 2011:

December 31, 2012	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
With no related allowance recorded:
Commercial	$2,732,989	$2,473,705	$—
Commercial Real Estate
Construction	6,562,426	3,339,120	—
Other	872,074	753,136	—
Residential Real Estate
Traditional	—	—	—
Jumbo	1,930,616	1,399,283	—
Home Equity	—	—	—
Consumer	—	—	—

	12,098,105	7,965,244	—
With related allowance recorded:
Commercial	9,638,777	9,537,562	1,863,569
Commercial Real Estate
Construction	641,577	641,506	104,000
Other	—	—	—
Residential Real Estate
Traditional	—	—	—
Jumbo	—	—	—
Home Equity	—	—	—
Consumer	—	—	—

	10,280,354	10,179,068	1,967,569

	$22,378,459	$18,144,312	$1,967,569

December 31, 2011	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
With no related allowance recorded:
Commercial	$5,580,204	$5,485,888	$—
Commercial Real Estate
Construction	2,133,547	2,134,090	—
Other	267,610	267,509	—
Residential Real Estate
Traditional	—	—	—
Jumbo	—	—	—
Home Equity	—	—	—
Consumer	—	—	—

	7,981,361	7,887,487	—
With related allowance recorded:
Commercial	3,328,648	3,332,822	724,605
Commercial Real Estate
Construction	3,597,546	3,608,113	1,765,000
Other	1,198,072	1,201,469	341,000
Residential Real Estate
Traditional	—	—	—
Jumbo	1,174,022	1,214,846	290,000
Home Equity	337,833	340,313	5,000
Consumer	—	—	—

	9,636,121	9,697,563	3,125,605

	$17,617,482	$17,585,050	$3,125,605

For the tables directly above, the recorded investment in loans includes accrued interest receivable and loan origination fees, net. For purposes of this disclosure, the unpaid principal balance is not reduced for net charge-offs.

The following tables present the average impaired loans, interest recognized on impaired loans, and cash-basis interest income recognized on impaired loans for years ended December 31, 2012 and December 31, 2011:

For the year ended	December 31, 2012	December 31, 2011
Average impaired loans during the period:
Commercial	$8,829,027	$10,380,885
Commercial Real Estate
Construction	3,314,674	6,946,998
Other	2,045,886	6,394,974
Residential Real Estate
Traditional	—	—
Jumbo	1,394,301	234,804
Home Equity	229,187	67,567
Interest recognized on impaired loans:
Commercial	246,693	448,639
Commercial Real Estate
Construction	192,120	373,517
Other	83,527	228,811
Residential Real Estate
Traditional	—	—
Jumbo	7,459	20,460
Home Equity	5,699	2,499
Cash-basis interest income recognized:
Commercial	224,088	436,937
Commercial Real Estate
Construction	183,511	354,967
Other	76,647	216,200
Residential Real Estate
Traditional	—	—
Jumbo	2,333	—
Home Equity	472	2,499

For the year ended	December 31, 2010
Average impaired loans during the period	$24,344,233
Interest recognized on impaired loans	1,107,073
Cash-basis interest income recognized	1,070,328

The following tables present the recorded investment in nonaccrual and loans past due over 90 days still on accrual by class of loans as of December 31, 2012 and December 31, 2011:

December 31, 2012	Nonaccrual	Loans Past Due Over 90 Days Still Accruing
Commercial	$8,899,434	$—
Commercial Real Estate
Construction	2,789,835	—
Other	753,136	—
Residential Real Estate
Traditional	1,055,284	109,768
Jumbo	1,399,283	—
Home Equity	84,611	—
Consumer	—	2,681

Total	$14,981,583	$112,449

December 31, 2011	Nonaccrual	Loans Past Due Over 90 Days Still Accruing
Commercial	$5,018,472	$—
Commercial Real Estate
Construction	2,134,090	285,123
Other	977,324	149,409
Residential Real Estate
Traditional	520,998	169,168
Jumbo	—	1,214,846
Home Equity	29,961	195,459
Consumer	—	41,473

Total	$8,680,845	$2,055,478

The following tables present the aging of the recorded investment in past due loans as of December 31, 2012 and December 31, 2011:

December 31, 2012	30 -59 Days Past Due	60 -89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Total Loans Not Past Due
Commercial	$811,194	$298,560	$6,625,351	7,735,105	$202,638,029
Commercial Real Estate
Construction	—	1,190,791	1,203,867	2,394,658	28,588,976
Other	3,885,019	—	624,585	4,509,604	78,028,307
Residential Real Estate
Traditional	294,459	355,134	1,165,052	1,814,645	52,305,679
Jumbo	—	—	1,399,283	1,399,283	27,696,123
Home Equity	8,757	9,082	84,611	102,450	33,162,336
Consumer	122,580	30,697	2,681	155,958	11,350,858

Total	$5,122,009	$1,884,264	$11,105,430	$18,111,703	$433,770,308

December 31, 2011	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Total Loans Not Past Due
Commercial	$1,633,467	$3,804,642	$2,396,430	7,834,539	$207,068,277
Commercial Real Estate
Construction	—	63,517	1,280,115	1,343,632	30,778,485
Other	—	—	1,126,733	1,126,733	85,274,713
Residential Real Estate
Traditional	519,241	81,550	690,166	1,290,957	52,821,488
Jumbo	—	—	1,214,846	1,214,846	26,710,303
Home Equity	742,025	—	225,420	967,445	33,850,050
Consumer	261,922	47,402	41,473	350,797	13,622,159

Total	$3,156,655	$3,997,111	$6,975,183	$14,128,949	$450,125,475

Troubled Debt Restructurings:

The Company has allocated $260,000 and $1.0 million of specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2012 and December 31, 2011. The Company has committed to lend additional amounts totaling up to $0 and $51,727 as of December 31, 2012 and December 31, 2011, respectively, to customers with outstanding loans that are classified as troubled debt restructurings.

During the year ending December 31, 2012, there were four loans modified that met the definition of a troubled debt restructuring. The modification of the terms of these loans included extending the maturity date on a commercial loan for a customer that was experiencing financial difficulty in the amount of $360,315, decreasing the collateral release price from the original collateral release schedule for a commercial real estate construction loan in the amount of $1,034,993, and renewing collateral deficient commercial loans for two different customers, which totaled $1,651,493. During the year ending December 31, 2011, the terms of certain loans were modified as troubled debt restructurings. The modification of the terms of such loans included allowing an interest only period for twelve months and/or reducing the interest rate, which totaled $2,242,770.

The following tables present the recorded investment in loans by class modified as troubled debt restructurings that occurred during the years ending December 31, 2012 and December 31, 2011:

	For the year ending December 31, 2012
	Number of Loans	Pre-Modification Outstanding Recorded Investment*	Post-Modification Outstanding Recorded Investment*
Commercial	3	$2,007,343	$2,011,808
Commercial Real Estate
Construction	1	$1,034,993	$1,034,993

*	Note: Pre-modification and post-modification recorded investment balances above represent balances prior to the modification and the balance as a result of the modification.

	For the year ending December 31, 2011
	Number of Loans	Pre-Modification Outstanding Recorded Investment*	Post-Modification Outstanding Recorded Investment*
Commercial	1	$390,652	$390,652
Commercial Real Estate:
Construction	2	1,363,790	1,363,790
Other	2	488,328	488,328

*	Note: Pre-modification and post-modification recorded investment balances above represent balances prior to the modification and the balance as a result of the modification.

The troubled debt restructurings described above increased the allowance for loan losses by $260,000 and resulted in $30,086 of charge offs during the year ending December 31, 2012, and increased the allowance for loan losses by $1.0 million and resulted in no charge offs during the year ending December 31, 2011.

The following table presents the recorded investment by class modified as troubled debt restructurings for which there was a payment default within twelve months following the modification during the year ending December 31, 2012 and 2011:

	December 31, 2012		December 31, 2011
	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment
Commercial	1	$362,623	—	$—
Commercial Real Estate:
Construction	2	354,894	2	1,321,536
Other	2	358,218	2	491,654

A loan is considered to be in payment default once it is 30 days contractually past due under the modified terms.

In 2012, the troubled debt restructurings that subsequently defaulted described above reduced the allowance for loan losses by $1.0 million as a result of charge offs during the year ending December 31, 2012. The $1.0 million in charge offs taken during the period were reserved in full as of December 31, 2011. Excluding the $1.0 million in charge offs and their impact to the allowance for loan losses aforementioned, the five loans included in the table above had no other impact on the allowance for loans losses and resulted in no other charge offs as of December 31, 2012. For the year ending December 31, 2011, the trouble debt restructurings that subsequently defaulted described above increased the allowance for loan losses by $1.0 million and resulted in no charge offs.

The terms of certain other loans were modified during the year ending December 31, 2012 and 2011 that did not meet the definition of a troubled debt restructuring. These loans have a total recorded investment as of December 31, 2012 and 2011 of $73.7 million and $62.9 million, respectively, for the year ending. The modification of these loans involved either a modification of the terms of a loan to borrowers who were not experiencing financial difficulties or a delay in a payment that was considered to be insignificant.

In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the company’s internal underwriting policy.

Credit Quality Indicators:

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis includes non-homogeneous loans, such as commercial and commercial real estate loans. This analysis is performed on a quarterly basis. The Company uses the following definitions for risk ratings:

Pass: Loans classified as pass typically have adequate credit quality and sources of repayment. The characteristics of this loan risk classification are better than those rated special mention and typically have few loan to value exceptions.

Special Mention: Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

Substandard: Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful: Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. Loans listed as not rated are included in groups of homogeneous loans. As of December 31, 2012 and December 31, 2011, and based on the most recent analysis performed, the risk category of the recorded investment of loans by class of loans is as follows:

December 31, 2012	Not Rated	Pass	Special Mention	Substandard	Doubtful
Commercial	$—	$188,915,297	$1,466,775	$11,091,628	$8,899,434
Commercial Real Estate
Construction	—	24,992,377	2,010,631	1,190,791	2,789,835
Other	—	73,747,287	2,028,714	6,008,773	753,137
Residential Real Estate
Traditional	54,120,324	—	—	—	—
Jumbo	27,696,123	—	—	—	1,399,283
Home Equity	33,264,786	—	—	—	—
Consumer	11,506,816	—	—	—	—

Total	$126,588,049	$287,654,961	$5,506,120	$18,291,192	$13,841,689

December 31, 2011	Not Rated	Pass	Special Mention	Substandard	Doubtful
Commercial	$—	$187,479,747	$16,599,802	$5,804,795	$5,018,472
Commercial Real Estate
Construction	—	23,690,072	2,579,325	3,718,630	2,134,090
Other	—	82,262,782	2,134,424	1,026,916	977,324
Residential Real Estate
Traditional	54,112,445	—	—	—	—
Jumbo	26,710,303	—	—	1,214,846	—
Home Equity	34,477,182	—	—	340,313	—
Consumer	13,972,956	—	—	—	—

Total	$129,272,886	$293,432,601	$21,313,551	$12,105,500	$8,129,886

The Company considers the performance of the loan portfolio and its impact on the allowance for loan losses. For residential, home equity, and consumer classes, the Company also evaluates the credit quality based on the aging status of the loan, which was previously presented, and by activity. The following table presents the recorded investment in residential, home equity, and consumer loans based on aging status as of December 31, 2012 and December 31, 2011:

December 31, 2012	Not Past Due	30-89 Days Past Due	Greater than 90 Days Past Due Still Accruing	Nonaccrual
Residential Real Estate
Traditional	$52,305,679	$649,593	$109,768	$1,055,284
Jumbo	27,696,123	—	—	1,399,283
Home Equity	33,162,336	17,839	—	84,611
Consumer	11,350,858	153,277	2,681	—

Total	$124,514,996	$820,709	$112,449	$2,539,178

December 31, 2011	Not Past Due	30-89 Days Past Due	Greater than 90 Days Past Due Still Accruing	Nonaccrual
Residential Real Estate
Traditional	$52,821,488	$600,791	$169,168	$520,998
Jumbo	26,710,303	—	1,214,846	—
Home Equity	33,850,050	742,025	195,459	29,961
Consumer	13,622,159	309,324	41,473	—

Total	$127,004,000	$1,652,140	$1,620,946	$550,959

NOTE	5—FAIR VALUE

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company uses the following methods and significant assumptions to estimate fair value:

Investment Securities: The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2), which include our agencies, municipal bonds, and the majority of our mortgage-backed securities. In certain cases where market data is not readily available because of lack of market activity or little public disclosure, values may be based on unobservable inputs and classified in Level 3 of the fair value hierarchy, which at December 31, 2012 included one equity security. In prior periods, values classified in Level 3 included some of the Company’s mortgage-backed securities and obligations of state and political subdivisions. The fair value of Level 3 securities is highly sensitive to assumption changes and market volatility due to current market conditions as well as the limited trading activity of these securities.

Loans Held for Sale, at Fair Value: The fair value of loans held for sale is determined using quoted prices for similar assets, adjusted for specific attributes of that loan (Level 2).

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent collateral appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Other Real Estate Owned: The fair value of certain commercial and residential real estate properties classified as other real estate owned (OREO) are based on recent real estate appraisals less costs to sell. These appraisals may use a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

The following table presents for each of the fair-value hierarchy levels our assets that are measured at fair value on a recurring basis at December 31, 2012 and December 31, 2011.

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Obligations of states and political subdivisions	$—	$90,807,501	$—	$90,807,501
Taxable obligations of states and political subdivisions	—	2,312,340	—	2,312,340
Mortgage-backed securities (residential)	—	76,988,256	—	76,988,256
Mortgage-backed securities (commercial)	—	3,372,502	—	3,372,502
Equity securities	—	—	902,900	902,900

Total	$—	$173,480,599	$902,900	$174,383,499

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
U.S. Government agency debt obligations	$—	$616,092	$—	$616,092
Obligations of states and political subdivisions	—	53,044,197	3,686,288	56,730,485
Taxable obligations of states and political subdivisions	—	2,743,767	—	2,743,767
Mortgage-backed securities (residential)	—	49,764,746	13,086,544	62,851,290
Mortgage-backed securities (commercial)	—	5,678,317	—	5,678,317

Total	$—	$111,847,119	$16,772,832	$128,619,951

Loans held for sale	$—	$4,930,368	$—	$4,930,368

The following table represents the changes in the Level 3 fair-value category for the year ended December 31, 2012 and December 31, 2011. We classify financial instruments in Level 3 of the fair-value hierarchy when there is reliance on at least one significant unobservable input in the valuation model. In addition to these unobservable inputs, the valuation models for Level 3 financial instruments typically also rely on a number of inputs that are readily observable either directly or indirectly. Thus, the gains and losses presented below include changes in the fair value related to both observable and unobservable inputs for the years ended December 31, 2012 and December 31, 2011.

	December 31
Collateralized debt obligation	2012	2011
Beginning Balance, January 1	$—	$4,600
Net realized/unrealized gains (losses)
Included in earnings:	—	—
Interest income on securities	—	—
Credit loss recognized in earnings	—	(110,000)
Included in other comprehensive income	—	105,400
Transfers in (out) of Level 3	—	—

Ending Balance, December 31	$—	$—

	December 31
Mortgage-backed securities (residential)	2012	2011
Beginning Balance, January 1	$13,086,544	$8,391,642
Principal paydowns	(923,791)	(2,010,236)
Net realized/unrealized gains (losses)
Included in earnings:
Interest income on securities	(23,858)	13,914
Credit loss recognized in earnings	(688)	(39,045)
Included in other comprehensive income	231,649	54,747
Purchases of Level 3 securities	—	1,866,428
Sale of Level 3 securities	(426,824)	—
Transfers in (out) of Level 3	(11,943,032)	4,809,094

Ending Balance, December 31	$—	$13,086,544

	December 31
Obligations of state and politicial subdivisions	2012	2011
Beginning Balance, January 1	$3,686,288	$—
Principal paydowns	—	—
Net realized/unrealized gains (losses)
Included in earnings:
Interest income on securities	(42)	—
Credit loss recognized in earnings	—	—
Included in other comprehensive income	(5,581)	—
Purchases of Level 3 securities	—	—
Transfers in (out) of Level 3	(3,680,665)	3,686,288

Ending Balance, December 31	$—	$3,686,288

	December 31
Equity securities	2012	2011
Beginning Balance, January 1	$—	$—
Principal paydowns	—	—
Net realized/unrealized gains (losses)
Included in earnings:
Interest income on securities	—	—
Credit loss recognized in earnings	—	—
Included in other comprehensive income	—	—
Purchases of Level 3 securities	902,900	—
Transfers in (out) of Level 3	—	—

Ending Balance, December 31	$902,900	$—

The table below summarizes changes in unrealized gains and losses recorded in earnings for the years ended December 31 for Level 3 assets that are still held at December 31.

	Changes in Unrealized Gains (Losses) Relating to Assets Held at Reporting Date forthe Year Ended December 31
Collateralized debt obligation	2012	2011	2010
Impairment recognized in earnings	—	110,000	121,342

	Changes in Unrealized Gains (Losses) Relating to Assets Held at Reporting Date forthe Year Ended December 31
Mortgage-backed securities (residential)	2012	2011	2010
Impairment recognized in earnings	—	39,045	36,961

Transfers between Levels

Transfers between Levels 1, 2, and 3 and the reasons for those transfers are as follows for the year ending December 31, 2012:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Reason for Transfer
Transfers from level:
Mortgage-backed securities (residential)	$—	$—	$(11,943,032)	Increased market activity removed need for significant unobservable inputs

Obligations of states and political subdivisions	—	—	(3,680,665)	Increased market activity removed need for significant unobservable inputs

Total transfers from level	$—	$—	$(15,623,697)

Transfers to level:
Mortgage-backed securities (residential)	$—	$11,943,032	$—	Increased market activity removed need for significant unobservable inputs
Obligations of states and political subdivisions	—	3,680,665	—	Increased market activity removed need for significant unobservable inputs

Total transfers to level	$—	$15,623,697	$—

Unobservable (Level 3) Inputs

The following table presents quantitative information about unobservable inputs used in recurring and nonrecurring Level 3 fair value measurements.

	Fair Value at December 31, 2012	Valuation Technique	Unobservable Inputs	Range (WeightedAverage)
Equity security	$902,900	Market comparable securities	Comparability adjustments	Not available

Other real estate owned	1,415,565	Collateral based measurements	Discount to reflect current market conditions	0%-20%
Collateral-dependent impaired loans	13,041,505	Collateral based measurements	Discount to reflect current market conditions and ultimate collectibility	0%-50%

Sensitivity of Significant Unobservable Inputs

The following is a discussion of the sensitivity of significant unobservable inputs, the interrelationships between those inputs and other unobservable inputs used in recurring fair value measurement and of how those inputs might magnify or mitigate the effect of changes in the unobservable inputs on the fair value measurement.

Equity Security: The significant unobservable inputs used in the fair value measurement of the Company’s equity security are based on third party indicative bid prices.

Residential Mortgage-backed Securities: The significant unobservable inputs used in the fair value measurement of the Company’s residential mortgage-backed securities are prepayment rates, probability of default and loss severity in the event of default. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for prepayment rates.

States and Political Subdivision Securities: The significant unobservable inputs used in the fair value measurement of the Company’s states and political subdivision securities are premiums for unrated securities and marketability discounts. Significant increases (decreases) in either of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, changes in either of those inputs will not affect the other input.

Assets Measured at Fair Value on a Non-recurring Basis

Other certain assets and liabilities are measured at fair value on a non-recurring basis and are therefore not included in the tables above. These include impaired loans, which are measured at fair value based on the fair value of the underlying collateral. Fair value is determined, where possible, using market prices derived from an appraisal or evaluation. However, certain assumptions and unobservable inputs are used many times by the appraiser, therefore, qualifying the assets as Level 3 in the fair-value hierarchy.

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent collateral appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Other Real Estate Owned: The fair value of certain commercial and residential real estate properties classified as other real estate owned (OREO) are based on recent real estate appraisals less costs to sell. These appraisals may use a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

The following table presents for each of the fair-value hierarchy levels our assets that are measured at fair value on a non-recurring basis at December 31, 2012 and December 31, 2011.

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Impaired loans:
Commercial			$6,491,503	$6,491,503
Commercial Real Estate
Construction			1,985,598	1,985,598
Other			368,662	368,662
Residential Real Estate
Traditional			—	—
Jumbo			1,399,283	1,399,283
Home Equity			—	—
Other real estate owned:
Commercial Real Estate
Construction			1,093,265	1,093,265
Other			226,000	226,000
Residential Real Estate
Traditional			150,300	150,300
Jumbo			—	—

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Impaired loans:
Commercial			$2,616,202	$2,616,202
Commercial Real Estate
Construction			2,982,632	2,982,632
Other			857,072	857,072
Residential Real Estate
Traditional Traditional			—	—
Jumbo			884,022	884,022
Home Equity			332,833	332,833
Other real estate owned:
Commercial Real Estate
Construction			1,705,300	1,705,300
Other			428,350	428,350
Residential Real Estate
Traditional			388,420	388,420
Jumbo			—	—

The following schedule reflects the carrying values and estimated fair values of our financial instruments at December 31, 2012 and December 31, 2011. Only financial instruments are shown.

	Fair Value Measurements Using:
December 31, 2012	Carrying Value	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents	$14,846,301	$14,846,301	$—	$—
Long-term interest-bearing deposits	457,000	—	457,000	—
Securities available for sale	174,383,499	—	173,480,599	902,900
FHLB and FRB stock	3,807,700	—	3,807,700	—
Loans held for sale	4,933,299	—	4,933,299	—
Loans, net	442,176,966	—	—	449,833,513
Accrued interest receivable	2,564,503	—	2,564,503	—
Financial liabilities:
Deposits	(561,007,338)	—	(563,043,048)	—
Short-term borrowings	(9,093,652)	—	(9,093,652)	—
FHLB advances	(28,300,000)	—	(28,337,750)	—
Junior subordinated debt	(17,527,000)	—	—	(6,080,121)
Accrued interest payable	(107,943)	—	(107,943)	—

	Fair Value Measurements Using:
December 31, 2011	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents	$67,272,022	$67,272,022
Long-term interest-bearing deposits	450,000	450,000
Securities available for sale	128,619,951	128,619,951
FHLB and FRB stock	3,807,700	N/A
Loans held for sale	4,930,368	4,930,368
Loans, net	453,153,161	458,410,053
Accrued interest receivable	2,675,870	2,675,870
Financial liabilities:
Deposits	(602,036,836)	(605,724,529)
FHLB advances	(12,000,000)	(12,085,500)
Junior subordinated debt	(17,527,000)	(4,381,750)
Accrued interest payable	(2,148,424)	(2,148,424)

The following methods were used to estimate the fair value of all other financial instruments recognized in the accompanying balance sheets at amounts other than fair value.

Cash and Cash Equivalents: The carrying amount approximates fair value.

Long-term interest-bearing deposits: The carrying amount approximates fair value.

Securities available for sale: Estimated fair value for securities available for sale is consistent with the fair value hierarchy as described above. For securities where quoted market prices are not available, fair values are estimated based on the fair value of similar securities and in some cases on unobservable inputs due to inactive market activity.

FHLB and FRB stock: Fair value is estimated at book value due to restrictions that limit the sale or transfer of such securities.

Loans held for sale: The carrying amount approximates fair value due to the insignificant time between origination and date of sale.

Loans: Fair value is estimated by discounting the future cash flows using the market rates at which similar notes would be made to borrowers with similar credit ratings and for the same remaining maturities. The market rates used are based on current rates the Bank would impose for similar loans and reflect a market participant assumption about risks associated with non-performance, illiquidity, and the structure and term of the loans along with local economic and market conditions.

Accrued interest receivable and payable: The carrying amount approximates fair value. The carrying amount is determined using the interest rate, balance and last payment date.

Deposits: Fair value of term deposits is estimated by discounting the future cash flows using rates of similar deposits with similar maturities. The market rates used were obtained from a knowledgeable independent third party and reviewed by the Company. The rates were the average of current rates offered by local competitors of the bank subsidiaries.

The estimated fair value of demand, NOW, savings and money market deposits is the book value since rates are regularly adjusted to market rates and amounts are payable on demand at the reporting date.

Short-term borrowings: The carrying amount approximates fair value.

Federal Home Loan Bank advances: Fair value is estimated by discounting the future cash flows using rates of similar advances with similar maturities. These rates were obtained from current rates offered by FHLB.

Junior subordinated debt: Fair value of the subordinated debt is estimated by discounting the estimated future cash flows using current estimated market rates. The market rates used were averages of currently traded trust preferred securities with similar characteristics to the Company’s issuances and obtained from an independent third party.

NOTE	6—PREMISES AND EQUIPMENT, NET

Premises and equipment at December 31, 2012 and 2011 are summarized as follows:

	December 31,
	2012	2011
Land	$3,099,490	$3,099,490
Buildings	4,904,613	4,166,024
Leashold improvements	1,355,533	1,222,795
Furniture and equipment	6,001,194	6,746,576
Construction in process*	9,509	1,025,696

Subtotal	15,370,339	16,260,581
Accumulated depreciation	(6,466,125)	(7,197,764)

Premises and equipment, net	$8,904,214	$9,062,817

*	Note: As of December 31, 2011, construction in process included costs incurred in building and furnishing a new branch, which replaced a branch near the same location that was leased until January 31, 2012. Final costs were moved to their respective categories during the first quarter of 2012.

Depreciation expense for 2012, 2011, and 2010 was $724,859, $684,237, and $794,012, respectively. Information regarding lease commitments is provided in Note 13.

NOTE	7 — DEPOSITS

Deposits at December 31, 2012 and 2011 are summarized as follows:

	2012		2011
	Balance	%	Balance	%
Core Deposits:
Noninterest-bearing demand*	$108,147,229	19.3%	$169,757,998	28.2%
Interest-bearing checking	170,047,196	30.4%	114,864,680	19.1%
Money market	120,253,915	21.4%	127,986,494	21.3%
Savings	28,874,130	5.1%	22,397,928	3.7%
Time, under $100,000	25,934,862	4.6%	38,573,165	6.4%

Total core deposits	453,257,332	80.8%	473,580,265	78.7%
Non-core deposits:
In-market non-core deposits:
Time, $100,000 and over	17,521,246	3.1%	25,828,697	4.3%
Out-of-market non-core deposits:
Brokered money market deposits	12,035,072	2.1%	12,032,097	2.0%
Brokered certificate of deposits	78,193,688	14.0%	90,595,777	15.0%

Total out-of-market deposits	90,228,760	16.1%	102,627,874	17.0%

Total non-core deposits	107,750,006	19.2%	128,456,571	21.3%

Total deposits	$561,007,338	100.0%	$602,036,836	100.0%

*	Note: At December 31, 2011 approximately $48 million of noninterest-bearing deposits were held on a temporary basis and, as expected, left the Bank by the end of January 2012.

The following table shows the maturity distribution for certificates of deposit at December 31,2012.

2013	$45,885,503
2014	12,534,199
2015	11,155,551
2016	14,794,214
2017	6,675,608
Thereafter	30,604,721

Total	$121,649,796

NOTE	8—FEDERAL HOME LOAN BANK ADVANCES

At December 31, 2012 and 2011, advances from the Federal Home Loan Bank (“FHLB”) were:

	2012	2011
3.55% bullet advance, principal due at maturity March 26, 2012	$—	$2,000,000
0.31% bullet advance, principal due at maturity May 21, 2012	—	5,000,000
0.46% bullet advance, principal due at maturity February 15, 2013	3,000,000	—
3.81% bullet advance, principal due at maturity March 26, 2013	2,000,000	2,000,000
0.49% variable rate advance, principal due at maturity June 12, 2013	3,300,000	—
0.49% variable rate advance, principal due at maturity June 17, 2013	7,000,000	—
0.49% variable rate advance, principal due at maturity June 25, 2013	3,000,000	—
0.50% variable rate advance, principal due at maturity July 1, 2013	3,500,000	—
0.49% bullet advance, principal due at maturity August 19, 2013	3,000,000	3,000,000
1.12% bullet advance, principal due at maturity May 30, 2017	3,500,000	—

Total Federal Home Loan Bank advances	$28,300,000	$12,000,000

At December 31, 2012, four FHLB advances in the amount of $16.8 million have variable rates and can be repaid anytime at the Company’s discretion before their contractual maturities. The remaining four FHLB advances totaling $11.5 million have fixed rates with no callable options at December 31, 2012. At December 31, 2011 all FHLB advances had fixed rates with no callable options.

At December 31, 2012 scheduled principal reductions on these FHLB advances were as follows:

Year	Advances
2013	$24,800,000
2014	—
2015	—
2016	—
2017	3,500,000

$28,300,000

At December 31, 2012, in addition to FHLB stock, we pledged securities held by the FHLB totaling $15.5 million and have pledged loans totaling approximately $40.4 million that are being safe kept at US Bank as “specific” collateral to secure advances outstanding at FHLB of Indianapolis. Also, we had unpledged interest-bearing deposits with the FHLB at December 31, 2012 totaling $159,866.

NOTE	9—JUNIOR SUBORDINATED DEBENTURES AND TRUST PREFERRED SECURITIES

On December 5, 2005, TCT2 sold 8,000 Trust Preferred Securities with a par value of $1,000 at a rate equal to the three-month Libor rate plus 1.34%. The initial rate was fixed at 6.21% for the first five years, after which the rate went floating based on the three-month Libor plus 1.34% beginning December 5, 2010. The proceeds of the sale and the initial equity investment were loaned to us in exchange for junior subordinated debentures of $8,248,000 with similar terms to the Trust Preferred Securities. The sole assets of TCT2 are the junior subordinated debentures to us and payments thereunder as well as certain unamortized issuance costs. The junior subordinated debentures are subject to mandatory redemption, in whole or in part, upon repayment of the Trust Preferred Securities at maturity or their earlier redemption at the par amount. The maturity date of the Trust Preferred Securities is December 4, 2035. While subject to receiving approval of the Federal Reserve Bank, if then required, the Trust Preferred Securities were redeemable prior to the maturity date as of

December 5, 2010 and each year thereafter at our option. As of December 31, 2012, we have chosen not to redeem the debt due to the low rate of interest we are paying on this debt of LIBOR plus 1.34%. As of December 31, 2012, the rate was 1.70%. We have the option to defer interest payments on the Trust Preferred Securities from time to time for a period not to exceed 20 consecutive quarterly periods. The Company is not considered the primary beneficiary of this Trust (variable interest entity), therefore the trust is not consolidated in the Company’s financial statements, but rather the subordinated debentures are shown as a liability.

On December 29, 2006, TCT3 sold 9,000 Trust Preferred Securities with a par value of $1,000 at a rate equal to the three-month Libor rate plus 1.69%. The initial rate was fixed at 6.56% for the first five years, at which the rate went floating based on the three-month Libor plus 1.69% beginning March 1, 2012. The proceeds of the sale and the initial equity investment were loaned to us in exchange for junior subordinated debentures of $9,279,000 with similar terms to the Trust Preferred Securities. The sole assets of TCT3 are the junior subordinated debentures to us and payments thereunder as well as certain unamortized issuance costs. The junior subordinated debentures are subject to mandatory redemption, in whole or in part, upon repayment of the Trust Preferred Securities at maturity or their earlier redemption at the par amount. The maturity date of the Trust Preferred Securities is March 1, 2037. Subject to our having received prior approval of the Federal Reserve Bank, if then required, the Trust Preferred Securities were redeemable prior to the maturity date beginning March 1, 2012 and each year thereafter at our option. As of December 31, 2012, we have chosen not to redeem the debt due to the low rate of interest we are paying on this debt of LIBOR plus 1.69%. As of December 31, 2012 the rate was 2.00%. We have the option to defer interest payments on the Trust Preferred Securities from time to time for a period not to exceed 20 consecutive quarterly periods. The Company is not considered the primary beneficiary of this Trust (variable interest entity), therefore the trust is not consolidated in the Company’s financial statements, but rather the subordinated debentures are shown as a liability.

From April 23, 2010 until its termination on July 10, 2012, we were under a written agreement with the Federal Reserve and the IDFI (the “Written Agreement”). The Written Agreement stated that we were not to make any payments of interest on the Company’s Trust Preferred Debt, without written approval from the Federal Reserve. In response to these requirements, no Trust Preferred Debt interest payments were made in 2010 and 2011. In May of 2012, the Company received written approval from the Federal Reserve to make the current and accumulated interest payments on the Trust Preferred Debt, which totaled approximately $2.3 million. After the Written Agreement was formally lifted, the Company elected to discontinue deferring the interest payments on the Trust Preferred Securities. The total interest payments made on the Trust Preferred Debt during 2012 were approximately $2.5 million.

NOTE	10—INCOME TAXES

The consolidated provision for income taxes for the following years ended December 31 are as follows:

	2012	2011	2010
Federal - current	$922,838	$445,354	$1,672,751
- deferred	227,044	510,333	(790,280)
State - current	(18,894)	—	—
- deferred	856,781	26,274	(103,927)
Change in valuation allowance related to realization of net state deferred tax assets	—	(2,619,866)	103,927
Change in valuation allowance related to realization of security impairments	(375,330)	85,874	41,256

Total income taxes expense	$1,612,439	$(1,552,031)	$923,727

The effective tax rate differs from the statutory tax rate applicable to corporations as a result of permanent and other differences between accounting and taxable income as shown below:

	2012	2011	2010
Statutory tax rate	34.0%	34.0%	34.0%
State tax, net of federal income tax effect	4.1%	0.1%	0.0%
Tax exempt interest	(8.9)%	(11.6)%	(9.0)%
Earnings on life insurance	(2.7)%	(3.8)%	(3.9)%
State tax valuation allowance	(0.0)%	(50.5)%	0.0%
Other	(4.6)%	1.2%	1.5%

Effective tax rate	21.9%	(30.6)%	22.6%

The net deferred tax asset (included in other assets) included the following amounts of deferred tax assets and liabilities at December 31, 2012 and 2011:

	2012	2011
Deferred tax assets:
Provision for loan losses	$3,426,223	$3,673,101
State net operating loss and credit carryforward	2,015,550	1,769,170
Alternative minimum tax credit	606,193	36,380
Deferred compensation	664,818	670,549
Accrued director’s dees	—	292,753
Net deferred loan costs	209,090	103,802
Depreciation	70,788	68,630
Other real estate owned	1,192,029	1,077,281
Security impairments	—	413,114
Nonaccrual loan interest income	—	139,850
Other	339,769	146,952

Total deferred tax assets	8,524,460	8,391,582

Deferred tax liabilities:
Depreciation	—	—
State Tax	(1,148,713)	—
Prepaid expenses	(200,945)	(142,816)
Net unrealized appreciation on securities available for sale	(1,880,433)	(1,735,307)
Other	(24,506)	(32,507)

Total deferred tax liabilities	(3,254,597)	(1,910,630)

Net deferred tax asset before asset valuation	5,269,863	6,480,952
Valuation allowance for deferred tax assets	—	(375,330)

Net deferred tax asset	$5,269,863	$6,105,622

Realization of deferred tax assets associated with the net operating loss carry forwards is dependent upon generating sufficient taxable income prior to their expiration.

In evaluating the federal deferred tax asset, we have come to the conclusion that it is more likely than not going to be realized. The most important test when evaluating impairment is based on whether or not there is a cumulative net loss over the last three years. As of December 31, 2012 and 2011, we no longer had a cumulative net loss position over the last three years. At December31, 2011, we recorded a valuation allowance of $375,330 for federal and state tax on a capital loss from an other-than-temporary impairment charge on the trust preferred security previously held at our investment subsidiary. This valuation allowance was reversed in the fourth quarter of 2012 as a result of the sale of the security.

We previously determined that the state deferred tax asset was more likely than not unrealizable and recorded a valuation allowance against it. This decision was made primarily due to owning a REIT which generated a substantial state net operating loss and we thought it was more likely than not that we would not be able to realize the benefit of the state net operating loss before it expires. In 2011, due to our improvement in earnings and the liquidation of our REIT, we reversed the valuation allowance on our state deferred tax asset for both the book to tax timing differences and the state net operating losses. As a result of three consecutive years of earnings and our expected future earnings, we continue to believe that it was more likely than not that we will be able to realize our state deferred tax asset. We have an Indiana net operating loss carry forward of approximately $26.4 million which will start to expire in 2022 if not used. We also have an Indiana credit carry forward of $354,000 which will begin to expire in 2016.

The Company and its subsidiaries are subject to U.S. Federal income taxes as well as income tax of the state of Indiana. The company is no longer subject to examination by taxing authorities before 2009. We had no unrecognized tax positions at December 31, 2012 and December 31, 2011. Management does not expect unrecognized tax benefits to significantly increase in the next twelve months.

NOTE	11—EQUITY INCENTIVE PLANS

Options to buy stock were previously granted to directors, officers and employees under the 1998 and 2001 Stock Option and Incentive Plans (the “Plans”), which together provided for issuance of up to 435,000 shares of common stock of Tower Financial Corporation. Options for all 435,000 shares were issued under the Plans, of which 49,685 remain outstanding as of December 31, 2012. Option awards were granted with an exercise price equal to the market price of our stock at the date of each grant, vesting over a four-year period, and issued with a ten-year contractual term. There was no compensation cost against income for options granted under the Plan in accordance with accounting standards for the years ended December 31, 2012 and 2011.

The fair value of each option award was estimated on the date of grant using the Black-Scholes valuation model using grant date assumptions. Expected volatilities are based on implied volatilities from historical volatility of our stock and other factors. We used historical data to estimate option exercise and forfeiture rates within the valuation model for valuation purposes. The expected term of options granted was derived from the output of the option valuation model and represented the period of time that options granted were expected to be outstanding; the range given below resulted from certain groups of employees exhibiting different behavior. The risk-free rates for periods within the contractual life of the options are based on the U.S. Treasury yield curve in effect at the time of grant. No options have been granted since 2005.

A summary of the option activity under the Plans as of December 31, 2012 and changes during the twelve-month period then ended are presented below:

Options	Shares	Weighted- Average Aggregate Exercise Price	Weighted- Average Remaining Contractual Term	Instrinsic Value
Outstanding at 1/1/12	59,654	$14.33	2.31	$—
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited or expired	(9,969)	13.52	—	—

Outstanding at 12/31/12	49,685	14.49	1.72	—

Vested or expected to vest at 12/31/12	49,685	14.49	1.72	—

Exercisable at 12/31/12	49,685	14.49	1.72	—

There were no options exercised in 2012, 2011, or 2010.

No further options will be granted under either of these Plans, but the plans will remain in effect for purposes of administering already existing options previously granted and still outstanding under the Plans. As of December 31, 2012, there is no unrecognized compensation expense for the 1998 and 2001 Stock Options plan.

On April 19, 2006, at our annual meeting of stockholders, stockholders approved Tower Financial Corporation’s 2006 Equity Incentive Plan, under which 150,000 shares have been reserved for issuance as incentive stock options, non-statutory stock options, restricted stock awards, unrestricted stock awards, performance awards, or stock appreciation rights. As of December 31, 2012, 20,500 shares have been granted in the form of restricted stock, of which 19,125 shares have vested and 625 shares have been forfeited. The compensation cost that has been charged against income for restricted shares awarded under the Plan was $14,624, $45,427, and $46,910 for the years ended December 31, 2012, 2011, and 2010, respectively. Future expense related to this award will be $2,125 in 2013, $2,125 in 2014, and $1,417 in 2015. The total fair value of shares vested during the year ended December 31, 2012 was $39,988.

A summary of the restricted stock activity as of December 31, 2012 and changes during the twelve-month period then ended are presented below:

Restricted Stock	Shares	Weighted- Average Grant-Date Fair Value
Outstanding at 1/1/12	4,750	$9.14
Granted	—
Vested	(4,000)	9.27
Forfeited	—	—

Outstanding at 12/31/12	750	8.50

Pursuant to our 2006 Equity Incentive Plan, the Compensation Committee put in place a long term equity incentive program which incorporates a mix of stock awards and cash awards to the participants. Refer to Note 14 for details on the program.

NOTE	12—RELATED PERSONS TRANSACTIONS

Certain directors and executive officers, including their immediate families and companies in which they are principal owners, are loan customers of the Bank. At December 31, 2012 and 2011, the Bank had $16.8 million and $17.0 million, respectively, in loan commitments to directors and executive officers, of which $15.5 million and $15.7 million, respectively, were funded at the respective year-ends, as reflected in the following table.

Loans to Directors and Executive Officers

	2012	2011
Beginning balance, January 1	$15,740,984	$15,259,717
New loans	3,654,984	6,394,193
Repayments	(3,246,888)	(3,044,510)
Other changes	(625,515)	(2,868,416)

Ending balance, December 31	$15,523,565	$15,740,984

Other changes include adjustments for loans applicable to one reporting period that are excludable from the other reporting period, due to changes in related parties.

Deposits from principal officers, directors, and their affiliates at year-end 2012 and 2011 were $5.9 million and $14.5 million.

During 2012, 2011, and 2010, we engaged in transactions with entities controlled by certain directors or their affiliates. All transactions with “related persons” are reviewed and approved pursuant to Tower Financial Corporation’s February 2007 Statement of Policy for the Review, Approval or Ratification of Transactions with Related Persons.

The Bank leases its headquarters facility from Tippmann Properties, Inc., agent for John V. Tippmann, Sr. Mr. Tippmann was a director of our Company until he resigned on August 24, 2012 and is currently our second largest stockholder. The original lease was a 10-year lease commencing on January 1, 1999. The headquarters facility consists of drive-up banking windows and approximately 49,365 square feet of usable office space. The lease was renegotiated in 2012 effective October 1, 2012 to increase the office spaced rented by our Company on the fifth floor by 108 square feet. The lease term for the fifth floor has not changed and expires in December 2013. There is also an option to renew for an additional ten years. We also have a right of first refusal to buy the entire building in the event the landlord wishes to sell the property. The total amount paid to Tippmann Properties for rent and maintenance was $710,394, $708,418, and $707,841 during 2012, 2011, and 2010, respectively. In 2011, we also paid Tippmann Properties $21,655 for remodeling and repair costs we incurred in 2011. The lease is accounted for as an operating lease. Refer to Note 13 for a summary of future lease payment commitments under this and other leases.

The law firm of Barrett & McNagny LLP, of which Robert S. Walters is a partner, performs legal services for the Company. Mr. Walters is the spouse of Irene A. Walters, one of our directors. We paid $127,138, $120,401, and $133,839 in legal fees and related expenses to this law firm in 2012, 2011, and 2010, respectively.

The relationship with Barrett & McNagny LLP was approved in advance by our Audit Committee and our full Board of Directors pursuant to our Statement of Policy for the Review, Approval or Ratification of Transactions With Related Persons.

NOTE	13—COMMITMENTS AND OFF-BALANCE-SHEET RISK

Commitments to Extend Credit and Standby Letters of Credit: The Bank maintains off-balance-sheet investments in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Loan commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized, if any, in the balance sheet. The Bank’s maximum exposure to loan loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the face amount of these instruments. Commitments to extend credit are recorded when they are funded and standby letters of credit are carried at fair value.

The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Collateral, such as accounts receivable, securities, inventory, property and equipment, is generally obtained based on management’s credit assessment of the borrower.

Fair value of the Bank’s off-balance-sheet instruments (commitments to extend credit and standby letters of credit) is based on rates currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. At December 31, 2012 and 2011, the rates on existing off-balance-sheet instruments were equivalent to current market rates, considering the underlying credit standing of the counterparties.

The Bank’s maximum exposure to credit losses for loan commitments and standby letters of credit outstanding at December 31, 2012 and 2011 was as follows:

	2012	2011
Commitments to extend credit—Variable Rate	$94,343,912	$101,212,326
Commitments to extend credit—Fixed Rate	4,777,918	25,205,206
Commitments to extend credit—Fixed Rate Residential Real Estate	5,345,869	4,493,275
Standby letters of credit	7,896,814	9,475,203

Total	$112,364,513	$140,386,010

Management does not anticipate any significant losses as a result of these commitments. Commitments to make loans are generally made for periods of one year or less.

Lease and Other Contracted Commitments: We occupy our headquarters, offices and other facilities under long-term operating leases and, in addition, are party to long-term contracts for data processing and operating systems. The future minimum annual commitments under all operating leases as of December 31, 2012 are as follows:

Year	Lease Commitments
2013	$702,866
2014	600,617
2015	600,617
2016	600,617
2017	600,617
2018 and beyond	600,617

$3,705,951

The lease expense paid for operating leases for the facilities leased was $711,106, $752,676, and $775,238 for 2012, 2011, and 2010, respectively.

Employment Contracts: Under the terms of certain employment contracts, upon the occurrence of certain events resulting in the severance of certain senior officers’ employment, payments may be required to be made in excess of amounts that have been accrued.

NOTE	14—BENEFIT PLANS

Profit Sharing Plan: We maintain a profit sharing plan covering substantially all employees. Payments to be made under the plan, if at all, are determined by our Compensation Committee. Awards may be based on a formula approved by our Board of Directors, our results of operations, individual performance measures and/or may be discretionary. As of December 31, 2012 and 2011, management had accrued a liability for this plan of approximately $930,000 and $697,500, respectively, which is included in other liabilities in the consolidated balance sheets. The expense incurred during 2012, 2011, and 2010 was $865,000, $697,500, and $594,352, respectively.

Long-term Incentive Program: Pursuant to our 2006 Equity Incentive Plan, the Compensation Committee put in place a long term equity incentive program which incorporates a mix of stock awards and cash awards to the participants. The Compensation Committee allocated a total of 35,000 shares of stock and $275,000 of cash awards to this program. There were 19 participants in this program including the entire senior management team and several other key personnel. The purpose behind this program was to integrate equity compensation into the total compensation packages of key officers with attainable yet long term fixed time horizons which in turn would incentivize continued earnings growth.

The program equity and cash awards are made based on a two-step process. The steps are as follows:

•	Step 1 Shares/Cash—Trust Co. Participants: Earned when the Trust Company has reached $875,000 of net income for the reporting year. Must be attained by 12/31/2012.

•	Step 1 Shares/Cash—Bank Participants: Earned when Tower Financial Corporation has reached $4.0 million of net income for the reporting year. Must be attained by 12/31/2012.

•	Step 2 Shares/Cash—All Participants: Earned when Tower Financial Corporation has reached $5.0 million of net income for the reporting year. Must be attained by 12/31/2013.

As of December 31, 2011, Steps 1 and 2 requirements for the Bank participants and Step 2 requirements for the Trust Company participants were met. Pursuant to the plan, a total of 23,858 shares of TOFC stock were deemed earned as of December 31, 2011, along with $171,675 of cash awards. The potential awards associated with Step 1 for the Trust Company participants are no longer attainable, as the Trust Company did not achieve the targets specified in Step 1 by the end of fiscal year 2012. There were 3,002 stock awards and $23,850 of cash awards associated with Step 1 of the Trust Company participant plan, which will not be utilized now that the time frame to achieve Step 1 has expired. The remaining unallocated awards, 8,140 shares of stock and $79,475 of cash, will not be utilized now that both Step 1 and Step 2 for the Bank participants and Step 2 for the Trust Company participants have been achieved. Per the terms of the Plan, the awards could not be paid out until we were released from our formal Written Agreement with the Federal Reserve, which occurred July 10, 2012. As a result, the compensation cost was charged against income to accrue for the granting of these unrestricted shares and cash payments creating an accrual in the amount of $369,935 at December 31, 2011. Due to an increase in the price per share of the Company’s stock from December 31, 2011 to June 30, 2012, an additional compensation cost of $54,635 was charged against income in the first six months of 2012 to bring the total accrual to $424,570. During the third quarter of 2012, cash awards in the amount of $171,675 and 23,858 shares of stock with a fair value of $244,548 associated with Step 1 and 2 for Bank Participants and Step 2 for Trust Company Participants were awarded.

401(k) Plan: We established a 401(k) plan effective March 1, 1999 covering substantially all of our employees. The plan allows employees to contribute up to 15% of their compensation. We may match a portion of the employees’ contributions and provide investment choices for employees, including investment in our common stock. Matching contributions are vested equally over a six-year period. Matching contributions to the 401(k) plan are determined annually by management and approved by our Compensation Committee. For the period of July 1, 2010 through June 30, 2011, the Compensation Committee approved a match of 25% on the first 4%. The contribution matching was increased to 25% of the first 6% as of July 1, 2011 through September 30, 2012. On October 1, 2012 the contribution matching was increased to 50% of the first 6%, where it remained through December 31, 2012. The total contribution made during 2012, 2011, and 2010 was $139,657, $88,986, and $26,553, respectively.

Deferred Compensation Plan: Effective January 1, 2002, a deferred compensation plan covers certain officers. Under the plan, we pay each participant, or their beneficiary, the amount of compensation deferred by the employee or contributed by the employer on a discretionary basis, plus interest, beginning with the individual’s termination of service. Employer discretionary contributions vest over four years. Payments are to be made either immediately or over a five-year period, depending upon the amount to be paid. During the second quarter of 2012, the Company amended the existing deferred compensation plan to convert it to a nonqualified deferred compensation plan. Nonqualified deferred compensation plans are unfunded contractual obligations to plan participants. The Company chose to set aside assets to informally finance the future liability to participants in the plan, which are now held in a corporate account with Principal Financial Group. The decision to move to this type of plan allows the participants to contribute more funds than the previous plan allowed, and gives them the opportunity to manage and control investment decisions for their own funds. The Company attempts to mirror investment performance in the participant deemed accounts, which allows for reduced risk for the Company since changes in the nonqualified participant liabilities will tend to be offset by similar changes in the corporate assets. The corporate assets used to informally finance and mirror the unfunded obligations are classified in other assets in the consolidated balance sheets. A liability is accrued for the contractual obligation under this plan and is reported in other liabilities in the consolidated balance sheets. The expense (income) incurred for the deferred compensation plan in 2012, 2011, and 2010 was $1,130, $2,535, and ($329), respectively, resulting in a deferred compensation liability of $131,362 and $124,066 as of December 31, 2012 and 2011 and a corporate asset of $130,232 as of December 31, 2012.

Deferred Directors’ Fees Plan: Effective January 1, 2002, the deferred directors’ fee plan covers all non-employee directors for a period of 10 years. Under the plan, each participant, or their beneficiary, would receive the amount of directors’ fees deferred plus interest, beginning with the director’s termination of service or the expiration of the plan, whichever comes first. For the period ending December 31, 2011, a liability was accrued for the obligation under this plan and was reported in other liabilities in the consolidated balance sheets. In 2012, the Company elected to eliminate the option to allow directors to defer their fees; therefore, the existing deferred fees plus interest were paid to their participant or beneficiary in the first quarter of 2012. The expense incurred for the deferred directors’ fee plan for 2012, 2011, and 2010 was $0, $33,594, and $46,646 resulting in a deferred compensation liability of $0 and $749,836 as of December 31, 2012 and 2011, respectively.

Director Stock Compensation Program:

The Company’s 2012 board compensation consists of two components. 70% of their compensation is paid in cash, while the remaining 30% is paid in the form of Deferred Stock Units. On May 23, 2012, the Company granted 5,619 Deferred Stock Units. The Deferred Stock Units entitle each participant to receive one share of our common stock for each Deferred Stock Unit issued, provided they are a director until the date of the next annual meeting. The expense associated with the Deferred Stock Units is amortized over the vesting period, which is one year from the date of the grant for this issuance. The compensation cost that has been charged against income for the Deferred Stock Units awarded under the Plan was $32,638 for the year ended December 31, 2012. During 2012, 278 shares were forfeited that resulted in a reversal of expense in the amount of $412 for the year ending December 31, 2012. No compensation cost was charged against income prior to 2012. Future expense related to this award will be $22,815 in 2013.

Supplemental Employment Retirement Plan: Effective January 1, 2002, we adopted a supplemental employee retirement plan that covers one officer. In January 2005 the plan was amended to set the benefit at 65% of the officer’s highest annual salary. On January 1, 2006, the retirement benefit plan was further amended to set a fixed amount of up to a maximum $185,250 annually, depending on the officer’s age at retirement. On December 31, 2009, the officer retired, which was eighteen months earlier than originally planned. Based on the employee’s age at his early retirement, the new annual retirement benefit to be paid until the officer’s death will be $156,750 and was effective January 1, 2010. As a result of this early retirement, it was necessary to record the present value of the full amount of the obligation as of December 31, 2009. The plan started disbursing funds to the former employee in July of 2010 as stated in the plan. On November 1, 2012, the Company initiated a process to terminate its Revised and Restated Tower Financial Corporation Supplemental Executive Retirement Plan, or SERP, effective September 30, 2012, which at the time reflected an accrued benefit of $1.5 million.

Under the terms of the SERP, the Company is entitled at any time to terminate the SERP, by its election to do so and by payment of the remaining benefit to the officer, in cash, in the form of a single lump sum, subject to the delayed payment rules prescribed by Section 409A of the Internal Revenue

Code. The Company’s Board of Directors has determined that it is in the Company’s best interest to terminate the SERP and has provided the officer with the appropriate notice to initiate that process.

Under the Section 409A delayed payment rules, the lump sum payment cannot be paid out in less than 12 months before or, in the exercise of the Company’s discretion, more than 24 months after the anniversary date of the SERP’s termination. In the meantime, and until the payout date, the Company will continue to pay the officer their annual retirement benefits of $13,063 per month. The cumulative amount of these remaining monthly benefits, until final payout, will be treated as an offset and credit against the ultimate lump sum payment due to the officer.

Following the final lump sum payment to the officer, the Company will have no further obligation or liability, to the officer or otherwise, under the terms of the SERP. In addition, the Company will no longer be required to accrue additional annual expenses, going forward, based upon the officer’s life expectancy. As a result of the SERP termination, these additional prospective annual expenses will cease.

The obligation under the plan was approximately $1.5 million and $1.6 million at December 31, 2012 and 2011, respectively, and is included in other liabilities in the consolidated balance sheet. The expense attributable to the plan is included in salaries and other employee benefits and was $40,273 in 2012, $163,413 in 2011, and $112,171 in 2010.

NOTE	15—CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

In January of 2007, our Board of Directors passed a resolution, at the request of our regulators, requiring Tower Bank to maintain a minimum tier one leverage ratio of 8.0%. This is 3.0% above the well-capitalized and 4.0% above the minimum capital adequacy ratios set by the Federal Reserve Bank. The resolution was passed due to the rapid growth of the Bank at that time, as the elevated minimum ratio would provide additional capital for the bank to deploy as deemed fit. In January of 2010, our Board of Directors passed a resolution requiring the Bank to maintain a Tier 1 leverage capital ratio of 8.0% and a total risk-based capital ratio of 11.0% and the Company to maintain a Tier 1 leverage capital ratio of 7.0% and a total risk-based capital ratio of 10.5% each to be measured at the end of each quarter. Both of these ratios are well above the minimum capital adequacy ratios set by the Federal Reserve Bank to be considered “well-capitalized” at 5.0% and 10.0% for the Tier 1 leverage capital ratio and the total risk-based capital ratio, respectively. At December 31, 2012, the Bank’s Tier 1 leverage ratio was 10.80% and the total risk-based capital ratio was 15.35%.

As of December 31, 2012, the most recent notification from the Federal Reserve and the IDFI categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table.

Actual and required capital amounts and ratios are presented in the schedule below as of December 31, 2012 and 2011:

2012	Total Risk-Based Capital	Tier 1 Risk-Based Capital	Tier 1 Leverage Capital
Minimum capital adequacy ratio	8.00%	4.00%	4.00%
Percent to be well capitalized	10.00%	6.00%	5.00%
Actual %—December 31, 2012
Company	15.90%	14.65%	11.18%
Bank	15.35%	14.10%	10.80%
At December 31, 2012:
Required capital for minimum capital adequacy
Company	$41,332,764	$20,666,382	$27,077,311
Bank	41,293,430	20,646,715	26,953,607
Required capital to be well capitalized
Company	51,665,955	30,999,573	33,846,638
Bank	51,616,788	30,970,073	33,692,009
Actual capital
Company	82,150,833	75,669,992	75,669,992
Bank	79,254,478	72,779,706	72,779,706

2011	Total Risk-Based Capital	Tier 1 Risk-Based Capital	Tier 1 Leverage Capital
Minimum capital adequacy ratio	8.00%	4.00%	4.00%
Percent to be well capitalized	10.00%	6.00%	5.00%
Actual %—December 31, 2011
Company	15.16%	13.91%	10.97%
Bank	14.69%	13.43%	10.64%
At December 31, 2011:
Required capital for minimum capital adequacy
Company	$42,202,097	$21,101,049	$26,739,676
Bank	42,251,985	21,125,993	26,673,937
Required capital to be well capitalized
Company	52,752,622	31,651,573	33,424,595
Bank	52,814,982	31,688,989	33,342,421
Actual capital
Company	79,992,704	73,363,886	73,363,886
Bank	77,591,477	70,954,961	70,954,961

From April 23, 2010 until its termination on July 10, 2012, Tower Financial Corporation and its wholly-owned subsidiary, Tower Bank & Trust Company, were under a Written Agreement with the

Federal Reserve and the IDFI (the “Written Agreement”). A complete description of all the terms of the Written Agreement was filed as an exhibit to our 2011 Annual Report on Form 10-K and on Form 8-K filed on May 5, 2010. The termination of the Written Agreement was filed on Form 8-K on July 12, 2012.

NOTE 16—EARNINGS PER SHARE

The following table reflects the calculation of basic and diluted earnings per common share for the years ended December 31, 2012, 2011, and 2010. Options for 49,685, 59,654, and 76,154, shares of common stock were not included in the computation of diluted earnings per share for the years 2012, 2011, and 2010, respectively, because they were not dilutive. The Company also had preferred stock which could be converted at the option of the holders into 128,738 shares of common stock at December 31, 2010. All preferred stock has been converted to common stock as of December 31, 2012.

	2012	2011	2010
Basic
Net income available to common shareholders	$5,744,166	$6,619,536	$3,163,771

Weighted average common shares outstanding	4,859,155	4,824,514	4,334,084

Basic earnings per common share	$1.18	$1.37	$0.73
Diluted
Net income available to common shareholders	$5,744,166	$6,619,536	$3,163,771

Weighted average common shares outstanding	4,859,155	4,824,514	4,334,084
Add: dilutive effect of stock option exercises	—	—	—
Add: dilutive effect of assumed preferred stock conversion	—	28,501	224,834
Weighted average common shares and dilutive potential common shares outstanding and preferred stock conversion	4,859,155	4,853,015	4,558,918

Diluted earnings per common share	$1.18	$1.36	$0.69

NOTE	17—PARENT COMPANY-ONLY CONDENSED FINANCIAL STATEMENTS

Following are condensed parent company financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011, and 2010:

Condensed Balance Sheets

	2012	2011
Assets
Cash and cash equivalents	$1,211,973	$3,986,016
Securities available-for-sale	964,333	74,444
Accrued interest receivable	6,333	86
Investment in Tower Bank	77,773,737	76,652,225
Investment in the Tower Capital Trust 2	248,000	248,000
Investment in the Tower Capital Trust 3	279,000	279,000
Other assets	2,423,812	2,231,459

Total assets	$82,907,188	$83,471,230

Liabilities and Stockholders’ Equity
Accued interest payable	$15,964	$2,026,532
Other liabilities	141,362	227,199
Supplemental Executive Retirement Plan (SERP)	1,476,951	1,593,427
Junior subordinated debt	17,527,000	17,527,000
Stockholders’ equity	63,745,911	62,097,072

Total liabilities and stockholders’ equity	$82,907,188	$83,471,230

Condensed Statements of Income and Comprehensive Income

	2012	2011	2010
Income
Interest income	$4,167	$—	$—
Investment income	20,974	23,003	33,742
Dividends from subsidiaries	5,735,111	—	—
Gain on sale of held-to-maturity securities	—	—	888,059

Total income	5,760,252	23,003	921,801
Expense
Interest expense	451,265	816,852	1,158,956
Employment expenses	256,559	364,715	323,898
Professional fees	307,056	274,768	207,220
Other expense	78,978	93,119	115,890

Total expense	1,093,858	1,549,454	1,805,964
Income (loss) before income taxes benefit and equity in undistributed net income of subsidiaries	4,666,394	(1,526,451)	(884,163)
Income tax benefit	(246,563)	(1,051,660)	(299,915)
Equity in undistributed net income of Tower Bank and Tower Trust	831,209	7,094,327	3,748,019

Net income	$5,744,166	$6,619,536	$3,163,771

Comprehensive income	$6,025,881	$8,922,893	$3,318,923

Condensed Statements of Cash Flows

	2012	2011	2010
Cash flows from operating activities
Net income	$5,744,166	$6,619,536	$3,163,771
Adjustments to reconcile net income to net cash from operating activities:
Equity in undistributed income of subsidiaries	(831,209)	(7,094,327)	(3,748,019)
Gain on sale of held-to-maturity securities	—	—	(888,059)
Change in accrued interest receivable	(6,247)	—	(86)
Change in accrued interest payable	(2,010,568)	816,852	1,158,955
Change in other assets	(187,929)	(1,065,273)	(201,439)
Change in other liabilities	89,497	46,703	(50,125)

Net cash from (used in) operating activities	2,797,710	(676,509)	(565,002)
Cash flows from investing activities
Purchase of available-for-sale securities	(902,900)	—	—
Proceeds from sale of held-to-maturity securities	—	—	900,784

Net cash from (used in) investing activities	(902,900)	—	900,784
Cash flows from financing activities
Purchase of common stock	(1,735,110)	—	—
Cash dividends paid on common stock	(2,933,743)	—	—
Proceeds from issuance of commons stock	—	—	2,826,810

Net cash from (used in) financing activities	(4,668,853)	—	2,826,810

Net change in cash and cash equivalents	(2,774,043)	(676,509)	3,162,592
	—
Cash and cash equivalents, beginning of year	3,986,016	4,662,525	1,499,933

	—
Cash and cash equivalents, end of year	$1,211,973	$3,986,016	$4,662,525

Supplemental disclosures of cash flow information
Non-cash Items:
Transfer of securities from held-to-maturity to available-for-sale	$—	$—	$3,316

NOTE	18—BUSINESS SEGMENTS

Management separates Tower Financial Corporation into three distinct businesses for reporting purposes. The three segments are Banking, Wealth Management, and Corporate and Intercompany. The segments are evaluated separately on their individual performance, as well as their contribution as a whole.

The majority of assets and income result from the Banking segment. The Bank is a full-service commercial bank with six Allen County locations and one Warsaw location. The Wealth Management segment is made up of Tower Trust Company, which is a wholly-owned subsidiary of the Bank. The Trust Company provides estate planning, investment management, and retirement planning, as well as investment brokerage services. The Corporate and Intercompany segment includes the holding company and subordinated debentures. We incur general corporate expenses, as well as interest expense on the subordinated debentures.

	As of and for the year ended December 31, 2012
	Bank	Wealth Management	Corporate & Intercompany	Eliminations	Total
Income Statement Information
Net interest income (expense)	$22,597,919	$53,383	$(447,098)	$—	$22,204,204
Non-interest income	4,663,817	3,829,124	6,587,293	(6,566,320)	8,513,914
Non-interest expense	17,461,493	2,764,428	642,592	—	20,868,513
Noncash items
Provision for loan losses	2,493,000	—	—	—	2,493,000
Depreciation/Amortization	2,050,149	83,438	—	—	2,133,587
Income tax expense (benefit)	1,592,193	266,809	(246,563)	—	1,612,439
Segment Profit/(Loss)	5,715,050	851,270	5,744,166	(6,566,320)	5,744,166
Balance Sheet Information
Segment Assets	685,871,883	7,754,091	85,757,948	(95,410,841)	683,973,081

	As of and for the year ended December 31, 2011
	Bank	Wealth Management	Corporate & Intercompany	Eliminations	Total
Income Statement Information
Net interest income (expense)	$23,521,464	$50,182	$(816,852)	$—	$22,754,794
Non-interest income	4,504,688	3,623,460	7,117,330	(7,094,327)	8,151,151
Non-interest expense	18,207,238	2,678,600	732,602	—	21,618,440
Noncash items
Provision for loan losses	4,220,000	—	—	—	4,220,000
Depreciation/Amortization	1,792,422	50,521	—	—	1,842,943
Income tax expense (benefit)	(1,144,718)	644,347	(1,051,660)	—	(1,552,031)
Segment Profit/(Loss)	6,743,632	350,695	6,619,536	(7,094,327)	6,619,536
Balance Sheet Information
Segment Assets	704,125,313	7,003,980	86,321,990	(96,770,027)	700,681,256

	As of and for the year ended December 31, 2010
	Bank	Wealth Management	Corporate & Intercompany	Eliminations	Total
Income Statement Information
Net interest income	$23,355,584	$64,462	$(1,158,956)	$—	$22,261,090
Non-interest income	3,272,788	3,619,515	4,669,820	(3,748,019)	7,814,104
Non-interest expense	18,048,022	2,547,666	647,008	—	21,242,696
Noncash items
Provision for loan losses	4,745,000	—	—	—	4,745,000
Depreciation/Amortization	1,619,564	35,461	—	—	1,655,025
Income tax expense (benefit)	825,167	398,475	(299,915)	—	923,727
Segment Profit/(Loss)	3,010,183	737,836	3,163,771	(3,748,019)	3,163,771
Balance Sheet Information
Segment Assets	654,443,027	6,550,795	76,535,542	(77,601,109)	659,928,255

NOTE 19—QUARTERLY FINANCIAL DATA (UNAUDITED)

	Interest Income	Net Interest Income	Net Income	Earnings per share
				Basic	Diluted
2012
First quarter	$6,650,954	$5,412,175	$1,087,980	$0.22	$0.22
Second quarter	6,622,642	5,705,895	1,364,734	0.28	0.28
Third quarter	6,459,961	5,614,604	1,562,636	0.32	0.32
Fourth quarter	6,240,658	5,471,530	1,728,816	0.36	0.36

Total	$25,974,215	$22,204,204	$5,744,166

2011
First quarter	$7,275,757	$5,642,998	$782,643	$0.16	$0.16
Second quarter	7,335,614	5,720,640	1,089,829	0.23	0.22
Third quarter	7,241,216	5,684,040	1,324,585	0.27	0.27
Fourth quarter	7,041,125	5,707,116	3,422,479	0.71	0.71

Total	$28,893,712	$22,754,794	$6,619,536

Note: Earnings per share data may not agree to annual amounts due to rounding.

Net income for the first three quarters in 2012 was higher than the same quarters in 2011 primarily due to an increase in noninterest income, decrease in noninterest expense, and a decrease in provision expense. Net income for the fourth quarter of 2011 was higher than the same quarter in 2012 due solely to reversing the valuation allowance on our state deferred tax asset for both the book to tax timing differences and the state net operating losses. Interest income decreased in 2012 from 2011 due to a prolonged period of low interest rates that have not changed since December 2008.

TOWER FINANCIAL CORPORATION

CONSOLIDATED CONDENSED BALANCE SHEETS

At September 30, 2013 (unaudited) and December 31, 2012

	September 30, 2013	December 31, 2012

Assets
Cash and due from banks	$13,325,821	$11,958,507
Short-term investments and interest-earning deposits	243,521	159,866
Federal funds sold	2,638,726	2,727,928

Total cash and cash equivalents	16,208,068	14,846,301

Long-term interest-earning deposits	453,713	457,000
Trading securities	230,300	—
Securities available for sale, at fair value	185,393,296	174,383,499
FHLB and FRB stock	3,807,700	3,807,700
Loans held for sale	2,886,621	4,933,299
Loans	451,515,862	450,465,610
Allowance for loan losses	(6,808,338)	(8,288,644)

Net loans	444,707,524	442,176,966
Premises and equipment, net	8,669,365	8,904,214
Accrued interest receivable	2,654,861	2,564,503
Bank owned life insurance (BOLI)	20,896,663	17,672,783
Other real estate owned (OREO)	2,351,694	1,908,010
Prepaid FDIC insurance	—	925,337
Other assets	13,615,607	11,393,469

TOTAL ASSETS	$701,875,412	$683,973,081

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Deposits:
Noninterest-bearing	$110,828,555	$108,147,229
Interest-bearing	479,406,946	452,860,109

Total deposits	590,235,501	561,007,338

Short-term borrowings	10,303,828	9,093,652
Federal Home Loan Bank (FHLB) advances	16,500,000	28,300,000
Junior subordinated debt	17,527,000	17,527,000
Accrued interest payable	106,669	107,943
Other liabilities	5,211,474	4,191,237

Total liabilities	639,884,472	620,227,170

Stockholders’ Equity
Common stock and paid-in-capital, no par value, 6,000,000 shares authorized; 4,949,371 and 4,941,994 issued at September 30, 2013 and December 31, 2012; 4,672,521 and 4,735,144 shares outstanding at September 30, 2013 and December 31, 2012, respectively	44,908,295	44,834,605
Retained earnings	21,367,593	17,880,539
Accumulated other comprehensive income/(loss), net of tax of ($413,790) at September 30, 2013 and $1,880,433 at December 31, 2012	(803,240)	3,650,253
Treasury stock, at cost, 276,850 and 206,850 shares at September 30, 2013 and December 31, 2012, respectively	(3,481,708)	(2,619,486)

Total stockholders’ equity	61,990,940	63,745,911

Total liabilities and stockholders’ equity	$701,875,412	$683,973,081

The following notes are an integral part of the financial statements.

TOWER FINANCIAL CORPORATION

CONSOLIDATED CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the three and nine months ended September 30, 2013 and 2012

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Interest income:
Loans, including fees	$4,777,786	$5,525,196	$14,561,821	$16,764,224
Securities—taxable	311,638	445,573	859,883	1,470,818
Securities—tax exempt	730,943	482,496	2,128,056	1,461,982
Other interest income	4,867	6,696	12,038	36,533

Total interest income	5,825,234	6,459,961	17,561,798	19,733,557
Interest expense:
Deposits	575,796	714,875	1,794,187	2,516,593
Short-term borrowings	2	159	3	257
FHLB advances	21,468	40,469	88,529	117,234
Junior subordinated debt	80,504	89,854	241,275	366,799

Total interest expense	677,770	845,357	2,123,994	3,000,883

Net interest income	5,147,464	5,614,604	15,437,804	16,732,674
Provision for loan losses	(850,000)	618,000	(825,000)	2,293,000

Net interest income after provision for loan losses	5,997,464	4,996,604	16,262,804	14,439,674
Noninterest income:
Trust and brokerage fees	1,106,810	998,715	3,226,726	2,866,570
Service charges	282,985	257,509	835,893	828,370
Mortgage banking income	249,807	477,319	892,208	1,082,140
Net gain on sale of available-for-sale securities	—	9,110	441,396	75,809
Net debit card interchange income	189,462	162,432	635,298	563,933
Earnings from BOLI	172,387	150,082	473,880	441,572
Other-than-temporary loss:
Total impairment loss	—	(688)	—	(688)
Loss recognized in other comprehensive income	—	—	—	—

Net impairment loss recognized in earnings	—	(688)	—	(688)
Other income	174,429	147,792	678,513	485,872

Total noninterest income	2,175,880	2,202,271	7,183,914	6,343,578

Noninterest expense:
Salaries and benefits	3,161,101	2,867,136	9,000,527	8,514,808
Occupancy and equipment	618,172	640,569	1,876,445	1,891,978
Marketing	112,976	111,882	395,310	307,187
Data processing	423,927	301,914	1,247,606	991,534
Loan and professional costs	602,700	342,182	1,308,918	1,018,604
Office supplies and postage	33,684	51,360	128,276	160,365
Courier services	51,301	58,341	163,533	175,674
Business development	152,166	90,535	396,667	331,147
Communications expense	42,060	62,489	136,773	168,235
FDIC insurance premiums	115,561	138,754	385,010	521,709
OREO, net	(263,841)	15,123	(243,431)	449,022
Other expense	265,213	338,926	834,374	763,069

Total noninterest expense	5,315,020	5,019,211	15,630,008	15,293,332

Income before income taxes	2,858,324	2,179,664	7,816,710	5,489,920
Income tax expense	774,232	617,028	2,133,618	1,474,570

Net income	2,084,092	1,562,636	5,683,092	4,015,350

The following notes are an integral part of the financial statements.

TOWER FINANCIAL CORPORATION

CONSOLIDATED CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (CONTINUED)

For the three and nine months ended September 30, 2013 and 2012

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Net income:	$2,084,092	$1,562,636	$5,683,092	$4,015,350

Other comprehensive income/(loss) net of tax:
Change in securities available-for-sale:
Unrealized holding gains on securities for which other-than-temporary impairment has been recorded	—	28,405	—	28,867
Other-than-temporary impairment on available-for-sale securities associated with credit losses realized in income	—	688	—	688

Other-than-temporary impairment on available-for-sale securities, recorded in OCI	—	27,717	—	28,179

Unrealized holding gains/(losses) on available-for-sale securities arising during the period	(116,173)	971,010	(6,306,321)	1,590,856
Reclassification adjustment for gains realized in income on available-for-sale securities	—	(9,110)	(441,396)	(75,809)

Net unrealized gains/(losses)	(116,173)	961,900	(6,747,717)	1,515,047
Income tax expense/(benefit)	(39,499)	336,470	(2,294,224)	524,697

Total other comprehensive income/(loss)	(76,674)	653,147	(4,453,493)	1,018,529

Total comprehensive income	$2,007,418	$2,215,783	$1,229,599	$5,033,879

Basic earnings per common share	$0.45	$0.32	$1.21	$0.83
Diluted earnings per common share	$0.45	$0.32	$1.21	$0.83
Average common shares outstanding	4,672,496	4,874,660	4,678,824	4,860,363
Average common shares and dilutive potential common shares outstanding	4,672,673	4,874,660	4,680,035	4,860,363
Dividends per common share	$0.330	$0.055	$0.470	$0.055

The following notes are an integral part of the financial statements.

TOWER FINANCIAL CORPORATION

CONSOLIDATED CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the nine months ended September 30, 2013 and 2012 (unaudited)

	Preferred Stock	Common Stock and Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Treasury Stock	Total
Balance, January 1, 2012	$—	$44,542,795	$15,070,115	$3,368,538	$(884,376)	$62,097,072
Net income			4,015,350			4,015,350
Other comprehensive income, net of tax				1,018,529		1,018,529
Total comprehensive income						5,033,879
Cash dividends paid ($0.055 per share)			(268,234)			(268,234)
Stock-based compensation expense		32,743				32,743
Issuance of 23,858 commons shares		244,548				244,548

Balance, September 30, 2012	$—	$44,820,086	$18,817,231	$4,387,067	$(884,376)	$67,140,008

Balance, January 1, 2013	$—	$44,834,605	$17,880,539	$3,650,253	$(2,619,486)	$63,745,911
Net income			5,683,092			5,683,092
Other comprehensive loss, net of tax				(4,453,493)		(4,453,493)
Total comprehensive loss						1,229,599
Cash dividends paid ($0.47 per share)			(2,196,038)			(2,196,038)
Stock-based compensation expense		46,930				46,930
Exercised 2,000 shares of stock options		26,760				26,760
Repurchase of 70,000 shares of common stock					(862,222)	(862,222)

Balance, September 30, 2013	$—	$44,908,295	$21,367,593	$(803,240)	$(3,481,708)	$61,990,940

The following notes are an integral part of the financial statements.

TOWER FINANCIAL CORPORATION

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

For the nine months ended September 30, 2013 and 2012

(unaudited)

	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012
Cash flows from operating activities:
Net income	$5,683,092	$4,015,350
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	3,119,715	1,514,993
Provision for loan losses	(825,000)	2,293,000
Stock-based compensation expense	46,930	32,743
Earnings on BOLI	(473,880)	(441,572)
Net gains on trading securities	(12,883)	—
Gain on sale of available-for-sale (AFS) securities	(441,396)	(75,809)
Loss on disposal of premises and equipment	1,088	3,499
Gain on sale of loans	(892,208)	(1,082,140)
Loans originated for sale	(40,602,900)	(42,460,424)
Proceeds from the sale of loans held for sale	43,541,786	38,495,367
Impairment on available for sale securities	—	688
(Gain)loss on sale of OREO	(395,394)	1,437
Write-downs of OREO	—	327,970
Change in accrued interest receivable	(90,358)	312,483
Change in other assets	997,423	809,903
Change in accrued interest payable	(1,274)	(2,030,414)
Change in other liabilities	1,020,237	2,312,599

Net Cash From Operating Activities	10,674,978	4,029,673

Cash Flows From Investing Activities:
Net change in long-term interest-bearing deposits	3,287	(7,000)
Net change in loans	(7,368,879)	3,641,137
Purchase of securities AFS	(61,945,584)	(34,111,041)
Purchase of trading securities	(217,417)	—
Purchase of life insurance	(2,750,000)	—
Proceeds from maturities, calls and paydowns of securities AFS	35,354,106	25,366,579
Proceeds from sale of securities AFS	6,641,706	2,966,682
Proceeds from the sale of portfolio loans	3,539,854	780,828
Purchase of premises, equipment, and leasehold improvements	(252,300)	(387,075)
Proceeds on sale of OREO	2,075,177	648,147

Net cash used in investing activities	(24,920,050)	(1,101,743)
Cash flows from financing activities:
Net change in deposits	29,228,163	(71,759,006)
Gross proceeds from stock options exercised	26,760	—
Cash dividends paid on common stock	(2,196,038)	(268,234)
Repurchase of common stock	(862,222)	—
Proceeds from long-term FHLB advances	2,000,000	8,500,000
Repayment of short-term FHLB advances	(5,800,000)	(7,000,000)
Repayment of long-term FHLB advances	(8,000,000)	—
Change in short-term borrowings	1,210,176	13,962,905

Net Cash From (Used in) Financing Activities	15,606,839	(56,564,335)

Net Change in Cash and Cash Equivalents	1,361,767	(53,636,405)
Cash and cash equivalents, beginning of year	14,846,301	67,272,022

Cash and Cash Equivalents, End of Year	$16,208,068	$13,635,617

Supplemental disclosures of cash flow information Cash paid during the year for:
Interest	$2,125,268	$5,031,297
Income taxes	774,000	1,250,000
Non-cash Items:
Transfer of loans to OREO	2,123,467	82,000
Transfer of loans from held for sale	—	2,969,427

The following notes are an integral part of the financial statements.

TOWER FINANCIAL CORPORATION

Notes to Consolidated Condensed Financial Statements

Note 1 — Basis of Presentation

The accompanying unaudited consolidated financial statements are filed for Tower Financial Corporation and its wholly-owned subsidiary, Tower Bank & Trust (or the “Bank” or “Tower Bank”), and two unconsolidated subsidiary guarantor trusts, Tower Capital Trust 2, and Tower Capital Trust 3. Also included is the Bank’s wholly-owned subsidiary, Tower Trust Company (or the “Trust Company”).

The accompanying unaudited consolidated condensed financial statements were prepared in accordance with generally accepted accounting principles in the United States of America for interim periods and with instructions for Form 10-Q and, therefore, do not include all disclosures required by generally accepted accounting principles in the United States of America for complete presentation of the Company’s financial statements. In the opinion of management, the unaudited consolidated condensed financial statements contain all adjustments necessary to present fairly its consolidated balance sheet at September 30, 2013 and its consolidated statements of income and comprehensive income for the three- and nine-month periods ended September 30, 2013 and September 30, 2012 and changes in stockholders’ equity and cash flows for the nine-month periods ended September 30, 2013 and September 30, 2012. Those adjustments consist of only normal recurring adjustments. The consolidated condensed balance sheet of the Company as of December 31, 2012 has been derived from the audited consolidated balance sheet of the Company as of that date. The results for the period ended September 30, 2013 should not be considered as indicative of results for a full year. These consolidated condensed financial statements should be read in conjunction with the audited financial statements for the years ended December 31, 2012 and 2011 and related notes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.

Note 2 — Summary of Significant Accounting Policies

A comprehensive discussion of our critical accounting policies is disclosed in Note 1 of our Annual Report on Form 10-K for the year ended December 31, 2012. Certain accounting policies require management to use estimates and make assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and disclosures provided, and actual results could differ. There were no material changes in the information regarding our critical accounting policies since December 31, 2012.

Note 3 — Recent Accounting Pronouncements

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220); Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The objective of this Update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this Update require an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the amendments were effective prospectively for reporting periods beginning after December 15, 2012. The Company adopted the ASU on January 1, 2013, and has included the required disclosures in the consolidated financial statements.

In January 2013, the FASB issued ASU No. 2013-01, Balance Sheet (Topic 210);Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. The main objective of this standards update is to address implementation issues about the scope of Accounting Standards Update No. 2011-11, Balance Sheet (Topic 210): Disclosures About offsetting Assets and Liabilities. The amendments clarify that the scope of Update 2011-11 applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. An entity is required to apply the amendments for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the required disclosures retrospectively for all comparative period presented. The Company adopted the ASU on January 1, 2013 and it did not have an effect on its consolidated financial statements.

Note 4—Trading Assets

Trading assets, at fair value, consist of the following at September 30, 2013 and December 31, 2012:

Trading Assets	September 30, 2013	December 31, 2012
Marketable equity securities—mutual funds	$230,300	$—

The unrealized gains and losses on trading assets for the three months ended September 30, 2013 and 2012, respectively, are listed below:

	September 30,
	2013	2012
Gross gains	$10,886	$—
Gross losses	4,347	—

	$6,539	$—

The unrealized gains and losses on trading assets for the nine months ended September 30, 2013 and 2012, respectively, are listed below:

	September 30,
	2013	2012
Gross gains	$19,795	$—
Gross losses	6,912	—

	$12,883	$—

Note 5—Securities

The fair value and amortized cost of securities at September 30, 2013 and December 31,2012 were as follows:

	September 30, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities:
Obligations of state and political subdivisions	$96,442,440	$1,999,114	$(4,072,097)	$94,369,457
Taxable obligations of state and political subdivisions	1,000,000	—	—	1,000,000
Mortgage-backed securities (residential)	84,452,112	1,397,675	(575,889)	85,273,898
Mortgage-backed securities (commercial)	3,812,874	120,497	(101,330)	3,832,041
Equity securities	902,900	15,000	—	917,900

Total Securities	$186,610,326	$3,532,286	$(4,749,316)	$185,393,296

	December 31, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities:
Obligations of state and political subdivisions	$87,358,236	$4,249,120	$(799,855)	$90,807,501
Taxable obligations of state and political subdivisions	2,037,517	274,823	—	2,312,340
Mortgage-backed securities (residential)	75,410,166	1,672,403	(94,313)	76,988,256
Mortgage-backed securities (commercial)	3,143,993	228,509	—	3,372,502
Equity securities	902,900	—	—	902,900

Total Securities	$168,852,812	$6,424,855	$(894,168)	$174,383,499

The proceeds from sales of available-for-sale securities and the associated gains and losses for the three months ended September 30, 2013 and 2012, respectively, are listed below:

	Three Months Ended September 30,
	2013	2012
Proceeds from available-for-sale securities	$—	$116,383
Gross gains	—	9,110

For the three months ended September 30, 2013, there were no sales of available-for-sale securities. For the three months ended September 30, 2012, the tax provision related to the net gains from sales of available-for-sale securities were $3,097. The net gain from sales of available-for-sale securities, less the related tax expense, is a reclassification out of accumulated other comprehensive income/(loss). The gain is recorded in net gain on sale of available-for-sale securities and the related tax expense is included in income tax expense in the consolidated statements of income and comprehensive income.

The proceeds from sales of securities and the associated gains and losses for the nine months ended September 30, 2013 and 2012, respectively, are listed below:

	Nine Months Ended September 30,
	2013	2012
Proceeds from available-for-sale securities	$6,641,706	$2,966,682
Gross gains	441,396	78,324
Gross losses	—	2,453

For the nine months ended September 30, 2013 and 2012, the tax provision related to these net gains from sales of available-for-sale securities were $150,075 and $25,796, respectively. There was also $62 of gross losses on calls of available-for-sale-securities for the nine months ended September 30, 2012. The net gain from sales of available-for-sale securities, less the related tax expense, is a reclassification out of accumulated other comprehensive income/(loss). The gain is recorded in net gain on sale of available-for-sale securities and the related tax expense is included in income tax expense in the consolidated statements of income and comprehensive income.

The fair values and amortized costs of debt securities available for sale at September 30, 2013 and December 31, 2012, by contractual maturity, are shown below. Securities not due at a single date, primarily mortgage-backed securities and equity securities are shown separately. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

	9/30/2013
	Amortized Cost	Fair Value
Available-for-sale securities:
Mortgage-backed securities:
Mortgage-backed securities (residential)	$84,452,112	$85,273,898
Mortgage-backed securities (commercial)	3,812,874	3,832,041

Total mortgage-backed securities	$88,264,986	$89,105,939

Obligations of state and political subdivisions:
Due in one year or less	$941,478	$960,354
Due after one to five years	6,116,179	6,298,706
Due after five to ten years	21,662,549	22,575,498
Due after ten years	67,722,234	64,534,899

Total obligations of state and political subdivisions	$96,442,440	$94,369,457

Taxable obligations of state and political subdivisions:
Due after one to five years	1,000,000	1,000,000

Total Obligations of state and political subdivisions	$1,000,000	$1,000,000

Equity securities
Equity securities	$902,900	$917,900

	12/31/2012
	Amortized Cost	Fair Value
Available-for-sale securities:
Mortgage-backed securities:
Mortgage-backed securities (residential)	$75,410,166	$76,988,256
Mortgage-backed securities (commercial)	3,143,993	3,372,502

Total mortgage-backed securities	$78,554,159	$80,360,758

Obligations of state and political subdivisions:
Due in one year or less	$1,605,182	$1,636,783
Due after one to five years	5,329,876	5,483,599
Due after five to ten years	17,512,040	19,046,647
Due after ten years	62,911,138	64,640,472

Total obligations of state and political subdivisions	$87,358,236	$90,807,501

Taxable obligations of state and political subdivisions:
Due after ten years	2,037,517	2,312,340

Total obligations of state and political subdivisions	$2,037,517	$2,312,340

Equity securities
Equity securities	$902,900	$902,900

Securities with a carrying value of $40.6 million and $15.5 million were pledged to secure borrowings from the FHLB at September 30, 2013 and December 31, 2012, respectively. Securities with a carrying value of $2.8 million and $2.6 million were pledged to the Federal Reserve to secure potential borrowings at the Discount Window at September 30, 2013 and December 31, 2012, respectively. The Company pledges securities at correspondent banks to secure federal funds lines of credit. Securities with a carrying value of $6.7 million were pledged at Zions Bank at September 30, 2013, and securities with a carrying value of $8.8 million were pledged at Zions Bank and Wells Fargo at December 31, 2012. At September 30, 2013, there were no holdings of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of stockholders’ equity.

Securities with unrealized losses at September 30, 2013 not recognized in income are as follows:

	Continuing Unrealized Losses for Less than 12 months		Continuing Unrealized Losses for More than 12 months		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Available-for-sale securities:
Obligations of state and political subdivisions	$43,627,501	$(4,072,097)	$—	$—	$43,627,501	$(4,072,097)
Mortgage-backed securities (residential)	29,919,764	(550,580)	825,419	(25,309)	30,745,183	(575,889)
Mortgage-backed securities (commercial)	2,215,383	(101,330)	—	—	2,215,383	(101,330)

Total available-for-sale securities	$75,762,648	$(4,724,007)	$825,419	$(25,309)	$76,588,067	$(4,749,316)

Securities with unrealized losses at December 31, 2012 not recognized in income are as follows:

	Continuing Unrealized Losses for Less than 12 months		Continuing Unrealized Losses for More than 12 months		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Available-for-sale securities:
Obligations of state and political subdivisions	$32,905,101	$(799,855)	$—	$—	$32,905,101	$(799,855)
Mortgage-backed securities (residential)	17,371,951	(93,312)	1,142,901	(1,001)	18,514,852	(94,313)

Total available-for-sale securities	$50,277,052	$(893,167)	$1,142,901	$(1,001)	$51,419,953	$(894,168)

Unrealized losses on most mortgage-backed securities and state and municipality bonds have not been recognized into income because most of the issuers’ bonds are of high credit quality and management does not intend to sell, and it is likely that management will not be required to sell the securities prior to their anticipated recovery; however, see discussion on mortgage-backed securities that are not of investment grade in the mortgage-backed securities section. Of the bonds that are deemed to not be other-than-temporarily-impaired, the fair value is expected to recover as the bonds approach their maturity.

We evaluate securities for other-than-temporary impairment (OTTI) at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. The investment securities portfolio is evaluated for OTTI by segregating the portfolio into two general segments and applying the appropriate OTTI forecast assumptions. Investment securities classified as available-for-sale are generally evaluated for OTTI in accordance with accounting standards on how to account for certain investments in debt and equity securities. However, certain purchased beneficial interests, including asset-backed securities and collateralized debt obligations, that had credit ratings at the time of purchase of below AA are evaluated using the model outlined in FASB ASC 325-40-55, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests that Continue to be Held by a Transfer in Securitized Financial Assets.

In determining OTTI, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the entity has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

The second segment of the portfolio uses the OTTI guidance that is specific to purchased beneficial interests that, on the purchase date, were rated below AA. The Company compares the present value of the remaining cash flows as estimated at the preceding evaluation date to the current expected remaining cash flows. OTTI is deemed to have occurred if there has been an adverse change in the remaining expected future cash flows.

When other-than-temporary impairment occurs under either model, the amount of the other-than-temporary impairment recognized in earnings depends on whether an entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss. If an entity intends to sell or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment shall be recognized in earnings equal to the entire difference between the amortized cost basis of the investment and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will not be required to sell the security before recovery of its amortized cost basis less any current-period loss, the other-than-temporary impairment shall be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total other-than-temporary impairment related to other factors shall be recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the other-than-temporary impairment recognized in earnings shall become the new amortized cost basis of the investment.

As of September 30, 2013, Tower Financial Corporation’s security portfolio consisted of 292 securities, 82 of which were in an unrealized loss position. The majority of unrealized losses are related to the Company’s obligations of state and political subdivisions and mortgage-backed securities, as discussed below:

Mortgage-backed Securities

At September 30, 2013, approximately 84.1% of the mortgage-backed securities we held were issued by U.S. government-sponsored entities and agencies, primarily Fannie Mae and Freddie Mac, institutions which the government has affirmed its commitment to support. Because the decline in market value is attributable to changes in interest rates and illiquidity, and not credit quality, and because the Company does not have the intent to sell these mortgage-backed securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at September 30, 2013.

As of September 30, 2013, we held $14.2 million of non-agency backed CMO investments. These investments were purchased as loan alternatives. These bonds make up less than 20% of Tier 1 capital. The Company continues to monitor these securities and obtain current market prices at least on a quarterly basis. Based on this review, the Company does not consider these securities to be other-than-temporarily impaired at September 30, 2013.

Obligations of State and Political Subdivisions

At September 30, 2013, the majority of the obligations of state and political subdivisions are credit rated A or above. The temporary impairment will fluctuate as the interest rate environment changes. In a rising interest rate environment, the temporary impairment will increase, while a decrease in the temporary impairment will occur in a declining interest rate environment. Management does not consider the temporary impairment of the securities to be severe due to the high credit quality of the underlying municipalities.

There were no credit losses relating to debt securities recognized in earnings for the three and nine months ended September 30, 2013 compared to $688 for the three and nine months ended September 30, 2012. The debt securities that were deemed to be other-than-temporarily impaired at September 30, 2012 were sold during the fourth quarter of 2012. There were no debt securities deemed to be OTTI during the three and nine months ended September 30, 2013.

Note 6—Loans and Allowance for Loan Losses

Loans at September 30, 2013 and December 31, 2012 were as follows:

	September 30, 2013		December 31, 2012
	Balance	%	Balance	%
Commercial	$218,538,151	48.3%	$209,781,217	46.5%
Commercial real estate
Construction	26,707,600	5.9%	31,072,771	6.9%
Other	92,441,960	20.5%	82,553,249	18.3%
Residential real estate
Traditional	51,207,190	11.3%	54,042,379	12.0%
Jumbo	24,552,324	5.4%	29,053,502	6.4%
Home equity	28,337,104	6.2%	33,073,555	7.3%
Consumer	10,390,938	2.4%	11,394,762	2.6%

Total loans	452,175,267	100.0%	450,971,435	100.0%
Net deferred loan costs (fees)	(659,405)		(505,825)
Allowance for loan losses	(6,808,338)		(8,288,644)

Net loans	$444,707,524		$442,176,966

The following tables summarize changes in the Company’s allowance for loan losses for the periods indicated:

For the three months ended September 30, 2013:

	Commercial	Commercial Real Estate	Residential Real Estate	Home Equity	Consumer	Unallocated	Total
Beginning balance 7/1/2013	$3,867,982	$3,415,078	$210,628	$195,254	$29,612	$73,771	$7,792,325
Provision (credit)/expense	(287,732)	(682,399)	31,848	9,590	(522)	79,215	(850,000)
Charge-offs	(87,295)	(101,436)	(29,132)	(28,004)	—	—	(245,867)
Recoveries	96,965	9,859	—	2,326	2,730	—	111,880

Ending Balance 9/30/2013	$3,589,920	$2,641,102	$213,344	$179,166	$31,820	$152,986	$6,808,338

For the nine months ended September 30, 2013:

	Commercial	Commercial Real Estate	Residential Real Estate	Home Equity	Consumer	Unallocated	Total
Beginning balance 1/1/2013	$4,138,296	$3,633,650	$191,549	$209,311	$27,140	$88,698	$8,288,644
Provision (credit)/expense	(46,334)	(883,971)	50,927	(8,881)	(1,029)	64,288	(825,000)
Charge-offs	(799,514)	(118,436)	(29,132)	(28,004)	—	—	(975,086)
Recoveries	297,472	9,859	—	6,740	5,709	—	319,780

Ending Balance 9/30/2013	$3,589,920	$2,641,102	$213,344	$179,166	$31,820	$152,986	$6,808,338

For the three months ended September 30, 2012:

	Commercial	Commercial Real Estate	Residential Real Estate	Home Equity	Consumer	Unallocated	Total
Beginning balance 7/1/2012	$3,798,534	$4,501,776	$441,083	$246,294	$25,658	$18,434	$9,031,779
Provision (credit)/expense	(104,255)	697,888	9,099	(62,281)	(8,418)	85,967	618,000
Charge-offs	—	(1,051,000)	(93,593)	—	—	—	(1,144,593)
Recoveries	8,165	5,348	—	20,176	305	—	33,994

Ending Balance 9/30/2012	$3,702,444	$4,154,012	$356,589	$204,189	$17,545	$104,401	$8,539,180

For the nine months ended September 30, 2012:

	Commercial	Commercial Real Estate	Residential Real Estate	Home Equity	Consumer	Unallocated	Total
Beginning balance 1/1/2012	$3,963,278	$4,705,948	$580,571	$76,923	$19,028	$62,265	$9,408,013
Provision (credit)/expense	32,620	1,753,487	(73,889)	475,225	63,421	42,136	2,293,000
Charge-offs	(508,297)	(2,334,496)	(150,093)	(379,494)	(66,412)	—	(3,438,792)
Recoveries	214,843	29,073	—	31,535	1,508	—	276,959

Ending Balance 9/30/2012	$3,702,444	$4,154,012	$356,589	$204,189	$17,545	$104,401	$8,539,180

The following tables present the fair value of the Company’s loans sold by portfolio segment for the periods indicated:

For the three months ended	September 30, 2013	September 30, 2012
Commercial	$1,439,854	$—
Commercial Real Estate	800,000	—

For the nine months ended	September 30, 2013	September 30, 2012
Commercial	$2,739,854	$780,828
Commercial Real Estate	800,000	—

The following tables present the balance in the allowance for loan losses and the recorded investment in loans by class of loans based on impairment method as of September 30, 2013 and December 31, 2012:

September 30, 2013	Individually evaluated for impairment	Collectively evaluated for impairment	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Commercial	$1,749,474	$1,840,446	$3,589,920
Commercial Real Estate
Construction	—	370,079	370,079
Other	—	2,271,023	2,271,023
Residential Real Estate
Traditional	—	144,203	144,203
Jumbo	—	69,141	69,141
Home Equity	—	179,166	179,166
Consumer	—	31,820	31,820
Unallocated	—	152,986	152,986

Total	$1,749,474	$5,058,864	$6,808,338

Loans:
Commercial	$9,740,723	$209,271,606	$219,012,329
Commercial Real Estate
Construction	1,474,325	25,067,859	26,542,184
Other	383,558	92,059,908	92,443,466
Residential Real Estate
Traditional	—	51,249,265	51,249,265
Jumbo	—	24,572,498	24,572,498
Home Equity	—	28,509,188	28,509,188
Consumer	—	10,464,955	10,464,955
Unallocated	—	—	—

Total	$11,598,606	$441,195,279	$452,793,885

December 31, 2012	Individually evaluated for impairment	Collectively evaluated for impairment	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Commercial	$1,863,569	$2,274,727	$4,138,296
Commercial Real Estate
Construction	104,000	415,535	519,535
Other	—	3,114,115	3,114,115
Residential Real Estate
Traditional	—	124,576	124,576
Jumbo	—	66,973	66,973
Home Equity	—	209,311	209,311
Consumer	—	27,140	27,140
Unallocated	—	88,698	88,698

Total	$1,967,569	$6,321,075	$8,288,644

Loans:
Commercial	$12,011,267	$198,361,867	$210,373,134
Commercial Real Estate
Construction	3,980,626	27,003,008	30,983,634
Other	753,136	81,784,775	82,537,911
Residential Real Estate
Traditional	—	54,120,324	54,120,324
Jumbo	1,399,283	27,696,123	29,095,406
Home Equity	—	33,264,786	33,264,786
Consumer	—	11,506,816	11,506,816
Unallocated	—	—	—

Total	$18,144,312	$433,737,699	$451,882,011

The following tables present loans individually evaluated for impairment by class of loans as of September 30, 2013 and December 31, 2012:

September 30, 2013	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
With no related allowance recorded:
Commercial	$2,368,730	$1,978,233	$—
Commercial Real Estate
Construction	2,668,531	1,474,325	—
Other	383,196	383,558	—
Residential Real Estate
Traditional	—	—	—
Jumbo	—	—	—
Home Equity	—	—	—
Consumer	—	—	—

	5,420,457	3,836,116	—
With related allowance recorded:
Commercial	7,807,016	7,762,490	1,749,474
Commercial Real Estate
Construction	—	—	—
Other	—	—	—
Residential Real Estate
Traditional	—	—	—
Jumbo	—	—	—
Home Equity	—	—	—
Consumer	—	—	—

	7,807,016	7,762,490	1,749,474

	$13,227,473	$11,598,606	$1,749,474

December 31, 2012	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
With no related allowance recorded:
Commercial	$2,732,989	$2,473,705	$—
Commercial Real Estate
Construction	6,562,426	3,339,120	—
Other	872,074	753,136	—
Residential Real Estate
Traditional	—	—	—
Jumbo	1,930,616	1,399,283	—
Home Equity	—	—	—
Consumer	—	—	—

	12,098,105	7,965,244	—
With related allowance recorded:
Commercial	9,638,777	9,537,562	1,863,569
Commercial Real Estate
Construction	641,577	641,506	104,000
Other	—	—	—
Residential Real Estate
Traditional	—	—	—
Jumbo	—	—	—
Home Equity	—	—	—
Consumer	—	—	—

	10,280,354	10,179,068	1,967,569

	$22,378,459	$18,144,312	$1,967,569

For the tables directly above, the recorded investment in loans includes accrued interest receivable and loan origination fees, net. For purposes of this disclosure, the unpaid principal balance is not reduced for net charge-offs.

The following tables present the average impaired loans, interest recognized on impaired loans, and cash-basis interest income recognized on impaired loans for the three months and nine months ended September 30, 2013 and September 30, 2012:

	For three months ended	September 30, 2013	September 30, 2012
Average impaired loans during the period:
Commercial		$10,109,136	$8,032,420
Commercial Real Estate
Construction		1,680,807	2,667,538
Other		1,391,356	1,752,446
Residential Real Estate
Jumbo		690,007	1,558,265
Interest recognized on impaired loans:
Commercial		116,429	62,162
Commercial Real Estate
Construction		6,640	40,198
Other		2,011	2,858
Residential Real Estate
Jumbo		—	—
Cash-basis interest income recognized:
Commercial		113,557	67,505
Commercial Real Estate
Construction		5,745	40,126
Other		2,011	1,699
Residential Real Estate
Jumbo		—	—

	For nine months ended	September 30, 2013	September 30, 2012
Average impaired loans during the period:
Commercial		$10,349,281	$8,410,821
Commercial Real Estate
Construction		2,982,999	3,357,440
Other		1,400,021	2,256,583
Residential Real Estate
Jumbo		1,156,435	1,366,946
Home Equity		—	305,583
Interest recognized on impaired loans:
Commercial		349,271	190,102
Commercial Real Estate
Construction		69,969	125,764
Other		6,059	77,131
Residential Real Estate
Jumbo		—	7,459
Home Equity		—	5,699
Cash-basis interest income recognized:
Commercial		345,240	167,239
Commercial Real Estate
Construction		55,341	120,819
Other		6,059	70,251
Residential Real Estate
Jumbo		—	2,333
Home Equity		—	472

The following tables present the recorded investment in nonaccrual and loans past due over 90 days still on accrual by class of loans as of September 30, 2013 and December 31, 2012:

September 30, 2013	Nonaccrual	Loans Past Due Over 90 Days Still Accruing
Commercial	$4,260,118	$573,900
Commercial Real Estate
Construction	1,474,325	—
Other	383,558	—
Residential Real Estate
Traditional	443,389	125,576
Jumbo	—	—
Home Equity	192,575	11,427
Consumer	—	42,205

Total	$6,753,965	$753,108

December 31, 2012	Nonaccrual	Loans Past Due Over 90 Days Still Accruing
Commercial	$8,899,434	$—
Commercial Real Estate
Construction	2,789,835	—
Other	753,136	—
Residential Real Estate
Traditional	1,055,284	109,768
Jumbo	1,399,283	—
Home Equity	84,611	—
Consumer	—	2,681

Total	$14,981,583	$112,449

The following tables present the aging of the recorded investment in loans as of September 30, 2013 and December 31, 2012:

September 30, 2013	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Total Loans Not Past Due
Commercial	$1,958,585	$13,904	$1,503,719	$3,476,208	$215,536,121
Commercial Real Estate
Construction	—	—	1,474,325	1,474,325	25,067,859
Other	5,058,306	—	265,731	5,324,037	87,119,429
Residential Real Estate
Traditional	—	115,746	568,965	684,711	50,564,554
Jumbo	—	—	—	—	24,572,498
Home Equity	2,861	—	91,802	94,663	28,414,525
Consumer	92,972	20,269	42,205	155,446	10,309,509

Total	$7,112,724	$149,919	$3,946,747	$11,209,390	$441,584,495

December 31, 2012	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Total Loans Not Past Due
Commercial	$811,194	$298,560	$6,625,351	7,735,105	$202,638,029
Commercial Real Estate
Construction	—	1,190,791	1,203,867	2,394,658	28,588,976
Other	3,885,019	—	624,585	4,509,604	78,028,307
Residential Real Estate
Traditional	294,459	355,134	1,165,052	1,814,645	52,305,679
Jumbo	—	—	1,399,283	1,399,283	27,696,123
Home Equity	8,757	9,082	84,611	102,450	33,162,336
Consumer	122,580	30,697	2,681	155,958	11,350,858

Total	$5,122,009	$1,884,264	$11,105,430	$18,111,703	$433,770,308

Troubled Debt Restructurings:

The Company has allocated $788,000 and $260,000 of specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of September 30, 2013 and December 31, 2012. The Company has not committed to lend additional funds to customers with outstanding loans that are classified as troubled debt restructurings as of September 30, 2013 and December 31, 2012.

There were no loans modified during the three-month period ending September 30, 2013 that met the definition of a troubled debt restructuring, but there was one loan modification during the nine-month period ending September 30, 2013 that met the definition of a troubled debt restructuring. The modification of the terms included renewing a collateral deficient commercial loan to a borrower experiencing financial difficulty. During the three months ending September 30, 2012, there was one loan restructured that met the definition of a troubled debt restructuring. The restructuring extended the maturity date on a commercial loan for a customer that is experiencing financial difficulty. During the nine months ending September 30, 2012, there were three loans modified that met the definition of a troubled debt restructuring. The modification of the terms of these loans included extending the maturity date on a commercial loan for a customer that is experiencing financial difficulty, decreasing the collateral release price from the original collateral release schedule for a commercial real estate construction loan, and renewing a collateral deficient commercial loan.

The following tables present the recorded investment in loans by class modified as troubled debt restructurings that occurred during the three and nine months ending September 30, 2013 and September 30, 2012:

	For the nine months ended September 30, 2013
	Number of Loans	Pre-Modification Outstanding Recorded Investment*	Post-Modification Outstanding Recorded Investment*
Commercial	1	$328,351	$328,351

*	Note: Pre-modification and post-modification recorded investment balances above represent balances prior to the modification and the balance as a result of the modification.

	For the three months ended September 30, 2012
	Number of Loans	Pre-Modification Outstanding Recorded Investment*	Post-Modification Outstanding Recorded Investment*
Commercial	1	$1,203,271	$1,203,621

*	Note: Pre-modification and post-modification recorded investment balances above represent balances prior to the modification and the balance as a result of the modification.

	For the nine months ended September 30, 2012
	Number of Loans	Pre-Modification Outstanding Recorded Investment*	Post-Modification Outstanding Recorded Investment*
Commercial	2	$1,559,471	$1,563,936
Commercial Real Estate:
Construction	1	1,034,993	1,034,993

*	Note: Pre-modification and post-modification recorded investment balances above represent balances prior to the modification and the balance as a result of the modification.

The following table presents the recorded investment by class modified as troubled debt restructurings for which there was a payment default within twelve months following the modification as of September 30, 2013 and September 30, 2012:

	September 30, 2013		September 30, 2012
	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment
Commercial	0	$—	1	$366,423
Commercial Real Estate:
Construction	2	344,894	2	354,894
Other	2	351,218	2	358,218

A loan is considered to be in payment default once it is 30 days contractually past due under the modified terms.

The troubled debt restructurings that subsequently defaulted as of September 30, 2013 described did not impact the allowance for loan losses during the three-month period ending September 30, 2013. The troubled debt restructurings that subsequently defaulted as of September 30, 2013 described above reduced the allowance for loan losses by $17,000 as a result of charge offs taken during the nine-month period ending September 30, 2013. The troubled debt restructurings that subsequently defaulted described above reduced the allowance for loan losses by $1.0 million as a result of charge offs during the three- and nine-month periods ending September 30, 2012.

The terms of certain other loans were modified during the nine months ending September 30, 2013 that did not meet the definition of a troubled debt restructuring. These loans have a total recorded investment as of September 30, 2013 of $68.5 million for the nine months ended September 30, 2013. The modification of these loans involved either a modification of the terms of a loan to borrowers who were not experiencing financial difficulties or a delay in a payment that was considered to be insignificant.

In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Company’s internal underwriting policy.

Credit Quality Indicators:

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis includes non-homogeneous loans, such as commercial and commercial real estate loans. This analysis is performed on a quarterly basis. The Company uses the following definitions for risk ratings:

Pass: Loans classified as pass typically have adequate credit quality and sources of repayment. The characteristics of this loan risk classification are better than those rated special mention and typically have few loan to value exceptions.

Special Mention: Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

Substandard: Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful: Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans listed as not rated are included in groups of homogeneous loans.

As of September 30, 2013 and December 31, 2012, and based on the most recent analysis performed, the risk category of the recorded investment of loans by class of loans is as follows:

September 30, 2013	Not Rated	Pass	Special Mention	Substandard	Doubtful
Commercial	$—	$201,450,811	$2,927,600	$10,817,894	$3,816,024
Commercial Real Estate
Construction	—	24,564,328	—	503,531	1,474,325
Other	—	84,157,742	1,934,849	5,967,317	383,558
Residential Real Estate
Traditional	51,249,265	—	—	—	—
Jumbo	24,572,498	—	—	—	—
Home Equity	28,509,188	—	—	—	—
Consumer	10,464,955	—	—	—	—

Total	$114,795,906	$310,172,881	$4,862,449	$17,288,742	$5,673,907

December 31, 2012	Not Rated	Pass	Special Mention	Substandard	Doubtful
Commercial	$—	$188,915,297	$1,466,775	$11,091,628	$8,899,434
Commercial Real Estate
Construction	—	24,992,377	2,010,631	1,190,791	2,789,835
Other	—	73,747,287	2,028,714	6,008,773	753,137
Residential Real Estate
Traditional	54,120,324	—	—	—	—
Jumbo	27,696,123	—	—	—	1,399,283
Home Equity	33,264,786	—	—	—	—
Consumer	11,506,816	—	—	—	—

Total	$126,588,049	$287,654,961	$5,506,120	$18,291,192	$13,841,689

The Company considers the performance of the loan portfolio and its impact on the allowance for loan losses. For residential, home equity, and consumer classes, the Company also evaluates the credit quality based on the aging status of the loan, which was previously presented, and by activity. The following table presents the recorded investment in residential, home equity, and consumer loans based on aging status as of September 30, 2013 and December 31, 2012:

September 30, 2013	Not Past Due	30 - 89 Days Past Due	Greater than 90 Days Past Due Still Accruing	Nonaccrual
Residential Real Estate
Traditional	$50,564,554	$115,746	$125,576	$443,389
Jumbo	24,572,498	—	—	—
Home Equity	28,302,325	2,861	11,427	192,575
Consumer	10,309,509	113,241	42,205	—

Total	$113,748,886	$231,848	$179,208	$635,964

December 31, 2012	Not Past Due	30 - 89 Days Past Due	Greater than 90 Days Past Due Still Accruing	Nonaccrual
Residential Real Estate
Traditional	$52,305,679	$649,593	$109,768	$1,055,284
Jumbo	27,696,123	—	—	1,399,283
Home Equity	33,162,336	17,839	—	84,611
Consumer	11,350,858	153,277	2,681	—

Total	$124,514,996	$820,709	$112,449	$2,539,178

Note 7 — Fair Value

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company uses the following methods and significant assumptions to estimate fair value:

Investment Securities: The fair values for investment securities are determined by quoted market prices, if available (Level 1), which include equity mutual funds. For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2), which include our municipal bonds and mortgage-backed securities. In certain cases where market data is not readily available because of lack of market activity or little public disclosure, values may be based on unobservable inputs and classified in Level 3 of the fair value hierarchy, which at September 30, 2013 included one taxable municipal security and one equity security. The fair value of Level 3 securities is highly sensitive to assumption changes and market volatility due to current market conditions as well as the limited trading activity of these securities.

Collateral-Dependent Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent collateral appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Other Real Estate Owned: The fair value of certain commercial and residential real estate properties classified as other real estate owned (OREO) are based on recent real estate appraisals less costs to sell. These appraisals may use a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

The following table presents for each of the fair-value hierarchy levels our assets that are measured at fair value on a recurring basis at September 30, 2013 and December 31, 2012.

	September 30, 2013
	Level 1	Level 2	Level 3	Total
Trading securities
Equity mutual funds	$230,300	$—	$—	$230,300

Total	$230,300	$—	$—	$230,300

Available-for-sale securities:
Obligations of state and political subdivisions	$—	$94,369,457	$—	$94,369,457
Taxable obligations of state and political subdivisions	—	—	1,000,000	1,000,000
Mortgage-backed securities (residential)	—	85,273,898	—	85,273,898
Mortgage-backed securities (commercial)	—	3,832,041	—	3,832,041
Equity securities	—	—	917,900	917,900

Total	$—	$183,475,396	$1,917,900	$185,393,296

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Obligations of state and political subdivisions	$—	$90,807,501	$—	$90,807,501
Taxable obligations of state and political subdivisions	—	2,312,340	—	2,312,340
Mortgage-backed securities (residential)	—	76,988,256	—	76,988,256
Mortgage-backed securities (commercial)	—	3,372,502	—	3,372,502
Equity securities	—	—	902,900	902,900

Total	$—	$173,480,599	$902,900	$174,383,499

The following tables represent the changes in the Level 3 fair-value category for the three and nine months ended September 30, 2013 and 2012. We classify financial instruments in Level 3 of the fair-value hierarchy when there is reliance on at least one significant unobservable input in the valuation model. In addition to these unobservable inputs, the valuation models for Level 3 financial instruments typically also rely on a number of inputs that are readily observable either directly or indirectly. Thus, the gains and losses presented below include changes in the fair value related to both observable and unobservable inputs for the three and nine months ended September 30, 2013 and 2012.

Three Months Ended September 30,
Taxable obligations of state and political subdivisions	2013	2012
Beginning Balance, July 1	$—	$—
Principal paydowns	—	—
Net realized/unrealized gains (losses)
Included in earnings:
Interest income on securities	—	—
Credit loss recognized in earnings	—	—
Included in other comprehensive income	—	—
Purchases of Level 3 securities	1,000,000	—
Sale of Level 3 securities	—	—
Transfers in (out) of Level 3	—	—

Ending Balance, September 30	$1,000,000	$—

	Three Months Ended September 30,
Mortgage-backed securities (residential)	2013	2012
Beginning Balance, July 1	$—	$306,557
Principal paydowns	—	(16,806)
Net realized/unrealized gains (losses)
Included in earnings:
Interest income on securities	—	—
Credit loss recognized in earnings	—	(688)
Included in other comprehensive income	—	28,405
Purchases of Level 3 securities	—	—
Sale of Level 3 securities	—	—
Transfers in (out) of Level 3	—	—

Ending Balance, September 30	$—	$317,468

	Three Months Ended September 30,
Equity securities	2013	2012
Beginning Balance, July 1	$917,900	$—
Principal paydowns	—	—
Net realized/unrealized gains (losses)
Included in earnings:
Interest income on securities	—	—
Credit loss recognized in earnings	—	—
Included in other comprehensive income	—	—
Purchases of Level 3 securities	—	—
Transfers in (out) of Level 3	—	—

Ending Balance, September 30	$917,900	$—

Nine Months Ended September 30,
Taxable obligations of state and political subdivisions	2013	2012
Beginning Balance, January 1	$—	$—
Principal paydowns	—	—
Net realized/unrealized gains (losses)
Included in earnings:
Interest income on securities	—	—
Credit loss recognized in earnings	—	—
Included in other comprehensive income	—	—
Purchases of Level 3 securities	1,000,000	—
Sale of Level 3 securities	—	—
Transfers in (out) of Level 3	—	—

Ending Balance, September 30	$1,000,000	$—

	Nine Months Ended September 30,
Mortgage-backed securities (residential)	2013	2012
Beginning Balance, January 1	$—	$13,086,544
Principal paydowns	—	(911,153)
Net realized/unrealized gains (losses)
Included in earnings:
Interest income on securities	—	(23,858)
Credit loss recognized in earnings	—	(688)
Included in other comprehensive income	—	109,655
Purchases of Level 3 securities	—	—
Sale of Level 3 securities	—	—
Transfers in (out) of Level 3	—	(11,943,032)

Ending Balance, September 30	$—	$317,468

	Nine Months Ended September 30,
Obligations of state and politicial subdivisions	2013	2012
Beginning Balance, January 1	$—	$3,686,288
Principal paydowns	—	—
Net realized/unrealized gains (losses)
Included in earnings:
Interest income on securities	—	(42)
Credit loss recognized in earnings	—	—
Included in other comprehensive income	—	(5,581)
Purchases of Level 3 securities	—	—
Transfers in (out) of Level 3	—	(3,680,665)

Ending Balance, September 30	$—	$—

	Nine Months Ended September 30,
Equity securities	2013	2012
Beginning Balance, January 1	$902,900	$—
Principal paydowns	—	—
Net realized/unrealized gains (losses)
Included in earnings:
Interest income on securities	—	—
Credit loss recognized in earnings	—	—
Included in other comprehensive income	15,000	—
Purchases of Level 3 securities	—	—
Transfers in (out) of Level 3	—	—

Ending Balance, September 30	$917,900	$—

Transfers between Levels

There were no transfers between Levels 1, 2, and 3 for the three and nine months ending September 30, 2013.

Unobservable (Level 3) Inputs

The following table presents quantitative information about unobservable inputs used in recurring and nonrecurring Level 3 fair value measurements.

	Fair Value at September 30, 2013	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Taxable obligations of state and political subdivisions	$1,000,000	Market comparable securities	Comparability adjustments	Not available
Equity security	917,900	Market comparable securities	Comparability adjustments	Not available
Collateral-dependent impaired loans	1,093,803	Collateral based measurements	Discount to reflect current market conditions and ultimate collectibility	0%—50%

	Fair Value at December 31, 2012	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Equity security	$902,900	Market comparable securities	Comparability adjustments	Not available
Other real estate owned	1,469,565	Collateral based measurements	Discount to reflect current market conditions	0%—20%
Collateral-dependent impaired loans	10,245,046	Collateral based measurements	Discount to reflect current market conditions and ultimate collectibility	0%—50%

Sensitivity of Significant Unobservable Inputs

The following is a discussion of the sensitivity of significant unobservable inputs, the interrelationships between those inputs and other unobservable inputs used in recurring fair value measurement and of how those inputs might magnify or mitigate the effect of changes in the unobservable inputs on the fair value measurement.

Equity Security: The significant unobservable inputs used in the fair value measurement of the Company’s equity security are based on third party indicative bid prices.

Residential Mortgage-backed Securities: The significant unobservable inputs used in the fair value measurement of the Company’s residential mortgage-backed securities are prepayment rates, probability of default and loss severity in the event of default. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for prepayment rates.

State and Political Subdivision Securities: The significant unobservable inputs used in the fair value measurement of the Company’s state and political subdivision securities are premiums for unrated securities and marketability discounts. Significant increases (decreases) in either of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, changes in either of those inputs will not affect the other input.

Assets Measured at Fair Value on a Non-recurring Basis

Other certain assets and liabilities are measured at fair value on a non-recurring basis and are therefore not included in the tables above. These include impaired loans, which are measured at fair value based on the fair value of the underlying collateral. Fair value is determined, where possible, using market prices derived from an appraisal or evaluation. However, certain assumptions and unobservable inputs are used many times by the appraiser, therefore, qualifying the assets as Level 3 in the fair-value hierarchy.

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent collateral appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

Other Real Estate Owned: The fair value of certain commercial and residential real estate properties classified as other real estate owned (OREO) are based on recent real estate appraisals less costs to sell. These appraisals may use a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.

The following table presents for each of the fair-value hierarchy levels our assets that are measured at fair value on a non-recurring basis at September 30, 2013 and December 31, 2012.

	September 30, 2013
	Level 1	Level 2	Level 3	Total
Impaired loans:
Commercial			$372,000	$372,000
Commercial Real Estate
Construction			168,374	168,374
Other			553,429	553,429

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Impaired loans:
Commercial			$6,491,503	$6,491,503
Commercial Real Estate
Construction			1,985,598	1,985,598
Other			368,662	368,662
Residential Real Estate
Traditional			—	—
Jumbo			1,399,283	1,399,283
Home Equity			—	—
Other real estate owned:
Commercial Real Estate
Construction			1,093,265	1,093,265
Other			226,000	226,000
Residential Real Estate
Traditional			150,300	150,300
Jumbo			—	—

The following schedule reflects the carrying values and estimated fair values of our financial instruments at September 30, 2013 and December 31, 2012. Only financial instruments are shown.

September 30, 2013	Carrying Value	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents	$16,208,068	$16,208,068	$—	$—
Long-term interest-bearing deposits	453,713	—	453,713	—
Trading securities	230,300	230,300	—	—
Securities available for sale	185,393,296	—	183,475,396	1,917,900
FHLB and FRB stock	3,807,700	—	3,807,700	—
Loans held for sale	2,886,621	—	2,886,621	—
Loans, net	444,707,524	—	—	450,171,773
Accrued interest receivable	2,654,861	—	2,654,861	—
Financial liabilities:
Deposits	(590,235,501)	—	(586,309,187)	—
Short-term borrowings	(10,303,828)	—	(10,303,828)	—
FHLB advances	(16,500,000)	—	(16,466,950)	—
Junior subordinated debt	(17,527,000)	—	—	(6,163,557)
Accrued interest payable	(106,669)	—	(106,669)	—

	Fair Value Measurements Using:
December 31, 2012	Carrying Value	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents	$14,846,301	$14,846,301	$—	$—
Long-term interest-bearing deposits	457,000	—	457,000	—
Securities available for sale	174,383,499	—	173,480,599	902,900
FHLB and FRB stock	3,807,700	—	3,807,700	—
Loans held for sale	4,933,299	—	4,933,299	—
Loans, net	442,176,966	—	—	449,833,513
Accrued interest receivable	2,564,503	—	2,564,503	—
Financial liabilities:
Deposits	(561,007,338)	—	(563,043,048)	—
Short-term borrowings	(9,093,652)	—	(9,093,652)	—
FHLB advances	(28,300,000)	—	(28,337,750)	—
Junior subordinated debt	(17,527,000)	—	—	(6,080,121)
Accrued interest payable	(107,943)	—	(107,943)	—

The following methods were used to estimate the fair value of all other financial instruments recognized in the accompanying balance sheets at amounts other than fair value.

Cash and Cash Equivalents: The carrying amount approximates fair value.

Long-term interest-bearing deposits: The carrying amount approximates fair value.

Trading securities: The carrying amount approximates fair value.

FHLB and FRB stock: Fair value is estimated at book value due to restrictions that limit the sale or transfer of such securities.

Loans held for sale: The carrying amount approximates fair value due to the insignificant time between origination and date of sale.

Loans: Fair value is estimated by discounting the future cash flows using the market rates at which similar notes would be made to borrowers with similar credit ratings and for the same remaining maturities. The market rates used are based on current rates the Bank would impose for similar loans and reflect a market participant assumption about risks associated with non-performance, illiquidity, and the structure and term of the loans along with local economic and market conditions.

Accrued interest receivable and payable: The carrying amount approximates fair value. The carrying amount is determined using the interest rate, balance and last payment date.

Deposits: Fair value of term deposits is estimated by discounting the future cash flows using rates of similar deposits with similar maturities. The market rates used were obtained from a knowledgeable independent third party and reviewed by the Company. The rates were the average of current rates offered by local competitors of the bank subsidiaries.

The estimated fair value of demand, NOW, savings and money market deposits is the book value since rates are regularly adjusted to market rates and amounts are payable on demand at the reporting date.

Short-term borrowings: The carrying amount approximates fair value.

Federal Home Loan Bank advances: Fair value is estimated by discounting the future cash flows using rates of similar advances with similar maturities. These rates were obtained from current rates offered by FHLB.

Junior subordinated debt: Fair value of the subordinated debt is estimated by discounting the estimated future cash flows using current estimated market rates. The market rates used were averages of currently traded trust preferred securities with similar characteristics to the Company’s issuances and obtained from an independent third party.

Note 8—Federal Home Loan Bank Advances

At September 30, 2013 and December 31, 2012, advances from the Federal Home Loan Bank (“FHLB”) were:

	September 30, 2013	December 31, 2012
0.46% bullet advance, principal due at maturity February 15, 2013	$—	$3,000,000
3.81% bullet advance, principal due at maturity March 26, 2013	—	2,000,000
0.49% variable rate advance, principal due at maturity June 12, 2013	—	3,300,000
0.49% variable rate advance, principal due at maturity June 17, 2013	—	7,000,000
0.49% variable rate advance, principal due at maturity June 25, 2013	—	3,000,000
0.50% variable rate advance, principal due at maturity July 1, 2013	—	3,500,000
0.49% bullet advance, principal due at maturity August 19, 2013	—	3,000,000
0.45% variable rate advance, principal due at maturity March 3, 2014	5,000,000	—
0.45% variable rate advance, principal due at maturity March 10, 2014	6,000,000	—
0.62% bullet advance, principal due at maturity March 28, 2016	2,000,000	—
1.12% bullet advance, principal due at maturity May 30, 2017	3,500,000	3,500,000

Total Federal Home Loan Bank advances	$16,500,000	$28,300,000

At September 30, 2013, two FHLB advances in the amount of $11.0 million have variable rates and can be repaid anytime at the Company’s discretion before their contractual maturities. The remaining two FHLB advances have fixed rates with no callable options. At December 31, 2012, four FHLB advances in the amount of $16.8 million had variable rates and could be repaid anytime at the Company’s discretion before their contractual maturities. The remaining four FHLB advances totaling $11.5 million had fixed rates with no callable options.

At September 30, 2013 scheduled principal reductions on these FHLB advances were as follows:

Year	Advances
2013	$—
2014	11,000,000
2015	—
2016	2,000,000
2017	3,500,000

$16,500,000

Note 9 — Equity Incentive Plans and Stock Compensation Plans

1998 and 2001 Stock Option and Incentive Plans:

Options to buy stock were previously granted to directors, officers and employees under the 1998 and 2001 Stock Option and Incentive Plans (the “Plans”), which together provided for issuance of up to 435,000 shares of common stock of Tower Financial Corporation. Options for all 435,000 shares were issued under the Plans, of which 37,935 remain outstanding as of September 30, 2013. Option awards were granted with an exercise price equal to the market price of our stock at the date of each grant, vesting over a four-year period, and issued with a ten-year contractual term. There was no compensation cost against income for options granted under the Plan in accordance with accounting standards for the three- and nine-month periods ended September 30, 2013 and September 30, 2012.

The fair value of each option award was estimated on the date of grant using the Black-Scholes valuation model using grant date assumptions. Expected volatilities are based on implied volatilities from historical volatility of our stock and other factors. We used historical data to estimate option exercise and forfeiture rates within the valuation model for valuation purposes. The expected term of options granted was derived from the output of the option valuation model and represented the period of time that options granted were expected to be outstanding; the range given below resulted from certain groups of employees exhibiting different behavior. The risk-free rates for periods within the contractual life of the options are based on the U.S. Treasury yield curve in effect at the time of grant. No options have been granted since 2005.

A summary of the option activity under the Plans as of September 30, 2013 and changes during the nine-month period then ended are presented below:

Options	Shares	Weighted- Average Aggregate Exercise Price	Weighted- Average Remaining Contractual Term	Instrinsic Value
Outstanding at 1/1/2013	49,685	$14.49	1.72	$—
Granted	—	—	—	—
Exercised	(2,000)	13.38	—	—
Forfeited or expired	(9,750)	13.35	—	—

Outstanding at 9/30/2013	37,935	14.85	1.46	—

Vested at 9/30/2013	37,935	14.85	1.46

Exercisable at 9/30/2013	37,935	14.85	1.46

There were no stock options exercised during the three-month period ending September 30, 2013, but there were 2,000 shares of stock options exercised in the amount of $26,760 during the nine-month period ending September 30, 2013. There were no options exercised during the three- and nine-month period ending September 30, 2012.

No further options will be granted under either of these Plans, but the Plans will remain in effect for purposes of administering already existing options previously granted and still outstanding under the Plans. As of September 30, 2013, there is no unrecognized compensation expense for the 1998 and 2001 Stock Options plan.

2006 Equity Incentive Plan:

On April 19, 2006, at our annual meeting of stockholders, stockholders approved Tower Financial Corporation’s 2006 Equity Incentive Plan, under which 150,000 shares have been reserved for issuance as incentive stock options, non-statutory stock options, restricted stock awards, unrestricted stock awards, performance awards, or stock appreciation rights. Of those shares, 95,757 were still undesignated and 54,243 have been granted.

Unrestricted Stock Awards:

As of September 30, 2013, 23,858 shares have been granted and vested as part of a long-term equity incentive plan. This plan was put in place for the entire senior management team and several other key personnel of the Company and expired December 31, 2012; therefore, no compensation cost was charged against income for the three and nine months ended September 30, 2013. The compensation cost that was charged against income for the shares awarded under the plan was $0 and $54,635 for the three and nine months ended September 30, 2012, respectively. As of September 30, 2013, there is no unrecognized compensation expense in relation to the long-term equity incentive plan.

Restricted Stock:

As of September 30, 2013, 19,875 shares have been granted, of which 19,375 shares have vested and 500 shares have not vested and are expected to vest. The compensation cost that has been charged against income for restricted shares awarded under the Plan was $531 and $531 for the three months and $1,593 and $14,093 for the nine months ended September 30, 2013 and 2012, respectively. Future expense related to this award will be $532 in 2013, $2,125 in 2014, $1,417 in 2015. The total fair value of shares vested during the three and nine months ended September 30, 2013 was $3,875.

A summary of the restricted stock activity as of September 30, 2013 and changes during the nine-month period then ended are presented below:

Restricted Stock	Shares	Weighted- Average Grant-Date Fair Value
Outstanding at 1/1/13	750	$8.50
Granted	—	—
Vested	(250)	8.50
Forfeited	—	—

Outstanding at 9/30/13	500	8.50

Director Stock Compensation Program:

As discussed in our Annual Report filed on Form 10-K, our board compensation consists of two components. 70% of their compensation is paid in cash, while the remaining 30% is paid in the form of Deferred Stock Units. The Deferred Stock Units entitle each participant to receive one share of our common stock for each Deferred Stock Unit issued, provided they are a director until the date of the next annual meeting, which is typically in May each year. The participant may elect to defer payment of the Deferred Stock Unit until one year after the date of grant, three years after the date of the grant, or one year after the end of the participant’s service with the Company. The expense associated with the Deferred Stock Units is amortized over the vesting period, which is one year from the date of the grant for this issuance. As of September 30, 2013, 10,510 shares have been granted, of which 5,341 have vested, 5,133 have not vested and are expected to vest, and 36 units were issued in the form of dividend equivalent units. Of the 5,341 shares that have vested, participants have chosen to defer payment of 1,785 units. During the three months ending September 30, 2013, two dividends totaling $0.33 per common share were paid, which resulted in the issuance of 36 dividend equivalent units on the deferred units. The compensation cost that has been charged against income for the Deferred Stock Units awarded under this Program was $17,449 and $13,850 for the three months ended September 30, 2013 and September 30, 2012, respectively, and $45,337 and $18,650 for the nine months ended September 30, 2013 and September 30, 2012, respectively. Future expense related to this award will be $17,325 in 2013 and $28,875 in 2014.

Note 10 — Earnings Per Share

The following table reflects the calculation of basic and diluted earnings per common share for the three- and nine- month periods ended September 30, 2013 and September 30, 2012. Options not considered in the calculation of diluted earnings per common share because they were antidilutive totaled 5,842 and 49,685 for the three-month periods ended and 19,719 and 49,685 for the nine- month periods ended September 30, 2013 and 2012, respectively.

	Three Months Ended September 30,
	2013	2012
Basic
Net income available to common shareholders	$2,084,092	$1,562,636

Weighted average common shares outstanding	4,672,496	4,874,660

Basic earnings per common share	$0.45	$0.32
Diluted
Net income available to common shareholders	$2,084,092	$1,562,636

Weighted average common shares outstanding	4,672,496	4,874,660
Add: dilutive effect of stock option exercises	177	—

Weighted average common shares and dilutive potential common shares outstanding and preferred stock conversion	4,672,673	4,874,660

Diluted earnings per common share	$0.45	$0.32

	Nine Months Ended September 30,
	2013	2012
Basic
Net income available to common shareholders	$5,683,092	$4,015,350

Weighted average common shares outstanding	4,678,824	4,860,363

Basic earnings per common share	$1.21	$0.83
Diluted
Net income available to common shareholders	$5,683,092	$4,015,350

Weighted average common shares outstanding	4,678,824	4,860,363
Add: dilutive effect of stock option exercises	1,211	—

Weighted average common shares and dilutive potential common shares outstanding and preferred stock conversion	4,680,035	4,860,363

Diluted earnings per common share	$1.21	$0.83

Note 11 — Business Segments

Management separates Tower Financial Corporation into three distinct businesses for reporting purposes. The three segments are Banking, Wealth Management, and Corporate and Intercompany. The segments are evaluated separately on their individual performance, as well as their contribution as a whole.

The majority of assets and income result from the Banking segment. The Bank is a full-service commercial bank with six Allen County locations and one Warsaw location. The Wealth Management segment is made up of Tower Trust Company, which is a wholly-owned subsidiary of the Bank. The Trust Company provides estate planning, investment management, and retirement planning, as well as investment brokerage services. The Corporate and Intercompany segment includes the holding company and subordinated debentures. We incur general corporate expenses, as well as interest expense on the subordinated debentures.

	As of and for the three months ended September 30, 2013
	Bank	Wealth Management	Corporate & Intercompany	Eliminations	Total
Income Statement Information
Net interest income (expense)	$5,198,370	$17,098	$(68,004)	$—	$5,147,464
Non-interest income	1,053,280	1,108,705	2,383,341	(2,369,446)	2,175,880
Non-interest expense	4,112,089	794,701	408,230	—	5,315,020
Noncash items
Provision for loan losses	(850,000)	—	—	—	(850,000)
Depreciation/Amortization	1,013,857	26,026	—	—	1,039,883
Income tax expense (benefit)	824,689	126,528	(176,985)	—	774,232
Segment Profit/(Loss)	2,164,872	204,574	2,084,092	(2,369,446)	2,084,092
Balance Sheet Information
Segment Assets	702,644,649	7,558,913	84,021,812	(92,349,962)	701,875,412

	As of and for the nine months ended September 30, 2013
	Bank	Wealth Management	Corporate & Intercompany	Eliminations	Total
Income Statement Information
Net interest income (expense)	$15,596,915	$44,664	$(203,775)	$—	$15,437,804
Non-interest income	3,908,547	3,229,448	6,289,244	(6,243,325)	7,183,914
Non-interest expense	12,686,159	2,189,909	753,940	—	15,630,008
Noncash items
Provision for loan losses	(825,000)	—	—	—	(825,000)
Depreciation/Amortization	3,044,465	75,250	—	—	3,119,715
Income tax expense (benefit)	2,065,735	419,446	(351,563)	—	2,133,618
Segment Profit/(Loss)	5,578,568	664,757	5,683,092	(6,243,325)	5,683,092
Balance Sheet Information
Segment Assets	702,644,649	7,558,913	84,021,812	(92,349,962)	701,875,412

	As of and for the three months ended September 30, 2012
	Bank	Wealth Management	Corporate & Intercompany	Eliminations	Total
Income Statement Information
Net interest income (expense)	$5,688,509	$15,949	$(89,854)	$—	$5,614,604
Non-interest income	1,197,720	999,123	1,696,771	(1,691,343)	2,202,271
Non-interest expense	4,201,409	695,072	122,730	—	5,019,211
Noncash items
Provision for loan losses	618,000	—	—	—	618,000
Depreciation/Amortization	453,432	21,764	—	—	475,196
Income tax expense (benefit)	573,847	121,631	(78,450)	—	617,028
Segment Profit/(Loss)	1,492,973	198,369	(1,562,637)	(1,691,343)	1,562,636
Balance Sheet Information
Segment Assets	651,907,041	7,354,862	78,640,710	(88,436,885)	649,465,728

	As of and for the nine months ended September 30, 2012
	Bank	Wealth Management	Corporate & Intercompany	Eliminations	Total
Income Statement Information
Net interest income (expense)	$17,061,389	$38,084	$(366,799)	$—	$16,732,674
Non-interest income	3,457,035	2,867,137	4,547,115	(4,527,709)	6,343,578
Non-interest expense	12,755,849	2,048,344	489,139	—	15,293,332
Noncash items
Provision for loan losses	2,293,000	—	—	—	2,293,000
Depreciation/Amortization	1,452,788	62,205	—	—	1,514,993
Income tax expense (benefit)	1,467,934	330,809	(324,173)	—	1,474,570
Segment Profit/(Loss)	4,001,641	526,068	4,015,350	(4,527,709)	4,015,350
Balance Sheet Information
Segment Assets	651,907,041	7,354,862	78,640,710	(88,436,885)	649,465,728

Note 12 — Acquisition

In a press release dated September 10, 2013, Old National Bancorp announced its intent to acquire the Company in a cash and stock transaction. Under the terms of the merger agreement, which was approved by the boards of both companies, Company shareholders will receive $6.75 in cash and 1.20 shares of Old National Bancorp common stock for each share of Company common stock held by them. As provided in the merger agreement, consummation of the Merger is subject to various conditions, including (i) receipt of the requisite approval by Tower’s shareholders, (ii) receipt of regulatory approvals, (iii) absence of any law or order prohibiting the closing, (iv) effectiveness of the registration statement to be filed by Old National with the Securities and Exchange Commission (the “SEC”) with respect to the shares of Old National’s common stock to be issued to Tower’s shareholders in connection with the Merger, (v) Tower’s Delinquent Loans (as defined in the Merger Agreement) must not exceed $24.0 million as of the tenth day prior to the effective time of the Merger, and (vi) the Tower Consolidated Shareholders’ Equity as of the end of the last day of the month prior to the effective time of the Merger, after certain adjustments prescribed by the Merger Agreement have been made, must not be less than $57,117,844. In addition, each party’s obligation to consummate the Merger is subject to certain other conditions, including the accuracy of the representations and warranties of the other party and compliance of the other party with its covenants in all material respects. The transaction is expected to close in the first quarter of 2014, subject to approval by federal and state regulatory authorities and the Company’s shareholders and the satisfaction of the closing conditions provided in the merger agreement. As of September 30, 2013, Tower was in compliance with the closing conditions set forth in the merger agreement.

The Merger Agreement also contains representations and warranties that the parties have made to each other as of specific dates. The Merger Agreement is incorporated herein by reference to an exhibit filed publicly in our Current Report on Form 8-K filed on September 10, 2013. Shareholders should read the Merger Agreement together with the other information concerning Old National and Tower that each company publicly files in reports and statements with the SEC.

Note 13 — Reclassifications

Certain items in the financial statements and notes thereto were reclassified to conform to the current presentation. The reclassifications had no effect on net income or stockholders’ equity as previously reported.

Annex A

Execution Copy

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated to be effective as of the 9th day of September, 2013, by and between OLD NATIONAL BANCORP, an Indiana corporation (“ONB”), and TOWER FINANCIAL CORPORATION, an Indiana corporation (“TFC”).

W I T N E S S E T H:

WHEREAS, ONB is an Indiana corporation registered as a bank holding company under the federal Bank Holding Company Act of 1956, as amended (the “BHC Act”), with its principal office located in Evansville, Vanderburgh County, Indiana; and

WHEREAS, TFC is an Indiana corporation registered as a bank holding company under the BHC Act, with its principal office located in Fort Wayne, Allen County, Indiana; and

WHEREAS, ONB and TFC seek to affiliate through a corporate reorganization whereby TFC will merge with and into ONB, and thereafter, Tower Bank & Trust Company (“TBT”), an Indiana chartered commercial bank, will be merged with and into Old National Bank, a national banking association and wholly-owned subsidiary of ONB; and

WHEREAS, the Boards of Directors of each of the parties hereto have determined that it is in the best interests of their respective corporations and their respective shareholders to consummate the merger provided for herein and have approved this Agreement, authorized its execution and designated this Agreement a plan of reorganization and a plan of merger; and

WHEREAS, a majority of the members of the Board of Directors of TFC have agreed to execute and deliver to ONB a voting agreement substantially in the form attached hereto as Exhibit A.

NOW, THEREFORE, in consideration of the foregoing premises, the representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby make this Agreement and prescribe the terms and conditions of the merger of TFC with and into ONB, and the mode of carrying such merger into effect as follows:

ARTICLE I.

THE MERGER

1.01 The Merger.

(a) General Description. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Article IX hereof), TFC shall merge with and into and under the Articles of Incorporation of ONB (the “Merger”). ONB shall survive the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and shall continue its corporate existence under the laws of the State of Indiana pursuant to the provisions of and with the effect provided in the Indiana Business Corporation Law, as amended.

(b) Name, Officers and Directors. The name of the Surviving Corporation shall be “Old National Bancorp.” Its principal office shall be located at One Main Street, Evansville, Vanderburgh County, Indiana. The officers of ONB serving at the Effective Time shall continue to serve as the officers of the Surviving Corporation, until such time as their successors shall have been duly elected and have qualified or until their earlier resignation, death or removal from office. The directors of the Surviving Corporation following the Effective Time shall be those individuals serving as directors of ONB at the Effective Time until such time as their successors have been duly elected and have qualified or until their earlier resignation, death, or removal as a director.

(c) Articles of Incorporation and By-Laws. The Articles of Incorporation and By-Laws of ONB in existence at the Effective Time shall remain the Articles of Incorporation and By-Laws of the Surviving Corporation following the Effective Time, until such Articles of Incorporation and By-Laws shall be further amended as provided by applicable law.

(d) Effect of the Merger. At the Effective Time, the title to all assets, real estate and other property owned by TFC shall vest in Surviving Corporation as set forth in Indiana Code Section 23-1-40-6, as amended, without reversion or impairment. At the Effective Time, all liabilities of TFC shall be assumed by Surviving Corporation as set forth in Indiana Code Section 23-1-40-6, as amended.

(e) Integration. At the Effective Time and subject to the terms and conditions of this Agreement, the parties hereto currently intend to effectuate, or cause to be effectuated, the Merger, pursuant to Articles of Merger, substantially in the form attached hereto as Exhibit 1.01(e)(i), and a Plan of Merger, substantially in the form attached hereto as Exhibit 1.01(e)(ii). The parties agree to cooperate and to take all reasonable actions prior to or following the Effective Time, including executing all requisite documentation, as may be reasonably necessary to effect the Merger.

1.02 Reservation of Right to Revise Structure. At ONB’s election, the Merger may alternatively be structured so that (a) TFC is merged with and into any other direct or indirect wholly-owned subsidiary of ONB or (b) any direct or indirect wholly-owned subsidiary of ONB is merged with and into TFC; provided, however, that no such change shall (x) alter or change the amount or kind of the Merger Consideration (as hereinafter defined) or the treatment of the holders of common stock, no par value, of TFC (“TFC Common Stock”) or options to purchase TFC Common Stock, (y) prevent the parties from obtaining the opinions of counsel referred to in Sections 7.01(h) and 7.02(h) or otherwise cause the transaction to fail to qualify for the tax treatment described in Section 1.03, or (z) materially impede or delay consummation of the transactions contemplated by this Agreement. In the event of such an election, the parties agree to execute an appropriate amendment to this Agreement (to the extent such amendment only changes the method of effecting the business combination and does not substantively affect this Agreement or the rights and obligations of the parties or their respective shareholders) in order to reflect such election.

1.03 Tax Free Reorganization. ONB and TFC intend for the Merger to qualify as a reorganization within the meaning of Section 368(a) and related sections of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code, and agree to cooperate and to take such actions as may be reasonably necessary to assure such result.

1.04 Absence of Control. Subject to any specific provisions of the Agreement, it is the intent of the parties to this Agreement that neither ONB nor TFC by reason of this Agreement shall be deemed (until consummation of the transactions contemplated here) to control, directly or indirectly, the other party or any of its respective Subsidiaries (as such term is defined below) and shall not exercise or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of such other party or any of its respective Subsidiaries.

1.05 Bank Merger. TFC and ONB agree to take all action necessary and appropriate, including entering into a plan of merger (the “Bank Merger Agreement”) substantially in the form attached hereto as Exhibit 1.05, to cause TBT to merge with and into Old National Bank (the “Bank Merger”) in accordance with the applicable laws and regulations effective simultaneous with the consummation of the Merger. At the effective time of the Bank Merger, the separate corporate existence of TBT will terminate. Old National Bank will be the surviving bank and will continue its corporate existence under applicable law. The articles of association Old National Bank, as then in effect, will be the articles of association of the surviving bank, and the By-Laws of Old National Bank, as then in effect, will be the By-Laws of the surviving bank.

1.06 No Dissenters’ Rights. Shareholders of TFC are not entitled to any dissenters’ rights under Chapter 44 of the Indiana Business Corporation Law, as amended, since TFC Common Stock is quoted and traded on the NASDAQ Global Market. TFC shall take no action which would result in the loss of such listing prior to the Effective Time.

ARTICLE II.

MANNER AND BASIS OF EXCHANGE OF STOCK

2.01 Consideration.

(a) Subject to the terms and conditions of this Agreement, at the Effective Time, each share of TFC Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares held as treasury stock of TFC and (ii) shares held directly or indirectly by ONB, except shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, if any) shall become and be converted into the right to receive in accordance with this Article:

(i) $6.75 cash (the “Cash Consideration”); and

(ii) 1.20 shares of common stock (the “Exchange Ratio”) (as adjusted in accordance with the terms of this Agreement), without par value, of ONB (“ONB Common Stock”).

The Cash Consideration and the Exchange Ratio are sometimes referred to herein collectively as the “Merger Consideration.”

(b) Stock Options. At the Effective Time, each outstanding option to purchase TFC common stock (an “TFC Stock Option”) without any action on the part of any holder thereof, shall be converted automatically into an option to purchase a number of shares of common stock of ONB (each, an “ONB Stock Option”) equal to the product (rounded down to the nearest whole share) of (A) the number of shares of TFC common stock subject to such TFC Stock Option and (B) the sum of (x) Exchange Ratio plus (y) $6.75 divided by (z) the Average ONB Closing Price (as defined below), at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price of such TFC Stock Option divided by (B) the sum of (x) Exchange Ratio plus (y) $6.75 divided by (z) the Average ONB Closing Price. Except as specifically provided above, following the Effective Time, each ONB Stock Option will become fully vested, and shall otherwise continue to be governed by the same terms and conditions as were applicable under the related TFC Stock Option immediately prior to the Effective Time. As soon as practicable after the Effective Time, ONB shall file an appropriate registration statement with respect to the shares of ONB Common Stock subject to ONB Stock Options and shall use its reasonable best efforts to maintain the effectiveness of the registration statement (and maintain the current status of the prospectus contained therein) for so long as such options remain outstanding.

(c) Deferred Stock Units. ONB and TFC shall take all requisite action so that, at the Effective Time, each of the deferred stock units issued and still outstanding under the 2006 Equity Incentive Plan (consisting 5,133 units) shall receive cash in the amount equal to the closing price of a share of TFC Common Stock on the trading day immediately preceding the Closing.

2.02 Adjustments to Exchange Ratio. At the Effective Time, the Exchange Ratio shall be adjusted, if applicable, as follows (which Exchange Ratio, as adjusted as provided below and in Section 2.05, shall become the “Exchange Ratio” for purposes of this Agreement):

Shareholders’ Equity. If as of the end of the month prior to the Effective Time, the TFC Consolidated Shareholders’ Equity (as defined in Section 7.01(m) hereof) is less than $61,117,844, the Exchange Ratio shall be decreased to a quotient determined by dividing the Adjusted Stock Purchase Price by the total number of shares of TFC Common Stock outstanding at the Effective Time, and further dividing that number by the Average ONB Closing Price.

As used in this Section 2.02, the following terms shall have the meanings indicated below:

“Adjusted Stock Purchase Price” shall be equal to (x) the Stock Purchase Price less (y) the difference between $61,117,844 and the TFC Consolidated Shareholders’ Equity as of the end of the month prior to the Effective Time.

“Average ONB Closing Price” shall mean the average of the per share closing prices of a share on ONB Common Stock as quoted on the NASDAQ Global Market during the ten (10) trading days preceding the fifth (5th) calendar day preceding the Effective Time.

“Stock Purchase Price” shall be equal to the Exchange Ratio in effect at the time of adjustment multiplied by the Average ONB Closing Price multiplied by the total number of shares of TFC Common Stock outstanding as of the Effective Time.

2.03 Fractional Shares. Notwithstanding any other provision in this Agreement, no fractional shares of ONB Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, ONB shall pay to each holder of TFC Common Stock who otherwise would be entitled to a fractional share of ONB Common Stock an amount in cash (without interest) determined by multiplying such fraction by the by the Average ONB Closing Price.

2.04 Exchange Procedures.

(a) At and after the Effective Time, each certificate representing shares of TFC Common Stock shall represent only the right to receive the Merger Consideration in accordance with the terms of this Agreement.

(b) At or prior to the Effective Time, ONB shall reserve a sufficient number of shares of ONB Common Stock to be issued as part of the Merger Consideration. As promptly as practicable after the Effective Time, but in no event more than five business days thereafter, ONB shall mail to each holder of TFC Common Stock a letter of transmittal providing instructions as to the transmittal to ONB of certificates representing shares of TFC Common Stock and the issuance of shares of ONB Common Stock in exchange therefor pursuant to the terms of this Agreement.

(c) ONB shall cause (i) a check in the amount of cash that each holder of TFC Common Stock has the right to receive pursuant to Section 2.01(i), (ii) a certificate representing that number of whole shares of ONB Common Stock that each holder of TFC Common Stock has the right to receive pursuant to Section 2.01(ii), and (iii) a check in the amount of any cash in lieu of fractional shares or dividends or distributions which such holder shall be entitled to receive, to be delivered to such shareholder upon delivery to ONB of certificates representing such shares of TFC Common Stock (“Old Certificates”) (or bond or other indemnity satisfactory to ONB if any of such certificates are lost, stolen or destroyed) owned by such shareholder accompanied by a properly completed and executed letter of transmittal, as in the form and substance satisfactory to ONB. No interest will be paid on any Merger Consideration that any such holder shall be entitled to receive pursuant to this Article II upon such delivery.

(d) No dividends or other distributions on ONB Common Stock with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate representing shares of TFC Common Stock converted in the Merger into the right to receive shares of such ONB Common Stock until the holder thereof surrenders such Old Certificates in accordance with this Section 2.04. After becoming so entitled in accordance with this Section 2.04, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of ONB Common Stock such holder had the right to receive upon surrender of the Old Certificate.

(e) The stock transfer books of TFC shall be closed immediately upon the Effective Time and from and after the Effective Time there shall be no transfers on the stock transfer records of TFC of any shares of TFC Common Stock. If, after the Effective Time, Old Certificates are presented to ONB, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 2.04.

(f) ONB shall be entitled to rely upon TFC’s stock transfer books to establish the identity of those individuals, partnerships, corporations, trusts, joint ventures, organizations or other entities (each, a “Person”) entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Old Certificate, ONB shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved from any and all liability with respect to any claims thereto.

(g) If any Old Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Old Certificate to be lost, stolen, or destroyed and, if required by ONB, the posting by such Person of a bond or other indemnity satisfactory to ONB as indemnity against any claim that may be made against it with respect to such Old Certificate, ONB will issue in exchange for such lost, stolen, or destroyed Old Certificate the Merger Consideration deliverable in respect thereof pursuant to Section 2.01 hereof.

(h) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of TFC Common Stock that are held as treasury stock of TFC or owned by ONB (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted) shall be cancelled and shall cease to exist and no stock of TFC or other consideration shall be exchanged therefor.

(i) Notwithstanding the foregoing, no party hereto shall be liable to any former holder of TFC Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

2.05 Anti-Dilution Adjustments. If ONB changes (or establishes a record date for changing) the number of shares of ONB Common Stock issued and outstanding prior to the Effective Time by way of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding ONB Common Stock, and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be adjusted so the shareholders of TFC at the Effective Time shall receive, in the aggregate, such number of shares of ONB Common Stock representing the same percentage of outstanding shares of ONB Common Stock as would have been represented by the number of shares of ONB Common Stock the shareholders of TFC would have received if any of the foregoing actions had not occurred. No adjustment shall be made under this Section 2.05 solely as a result of ONB issuing additional shares of ONB Common Stock provided it receives fair market value consideration for such shares or such shares are issued in connection with the ONB Plans (as hereinafter defined).

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF TFC

On or prior to the date hereof, TFC has delivered to ONB a schedule (the “TFC Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III or to one or more of its covenants contained in Article V.

For the purpose of this Agreement, and in relation to TFC, a “Material Adverse Effect” means any effect that (i) is material and adverse to the results of operations, properties, assets, liabilities, conditions (financial or otherwise), prospects, value or business of TFC and its Subsidiaries (as such term is defined below) taken as a whole, or (ii) would materially impair the ability of TFC to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks or their holding companies or interpretations thereof by courts or governmental authorities, (b) GAAP (as defined below) or regulatory accounting requirements applicable to banks or their holding companies generally, (c) effects of any action or omission taken with the prior written consent of ONB, (d) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, (e) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of TFC and its Subsidiaries, and (f) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices; provided, that in no event shall a change in the trading price of the shares of TFC Common Stock, by itself, be considered to constitute a Material Adverse Effect on TFC and its Subsidiaries taken as a whole (it being understood that the foregoing proviso shall not prevent or otherwise affect a determination that any effect underlying such decline has resulted in a Material Adverse Effect); and provided, further, that without regard to any other provision of this Agreement, and without limiting other events or circumstances that may constitute a “Material Adverse Effect”, a “Material Adverse Effect” shall be deemed to have occurred in the event of the imposition of a formal regulatory enforcement action against TFC or TBT following the date of this Agreement.

For the purpose of this Agreement, and in relation to TFC and its Subsidiaries, “knowledge” means those facts that are known or should have been known after due inquiry by the directors and executive officers of TFC and its Subsidiaries. Additionally, for the purpose of this Agreement, and in relation to TFC, its “Subsidiaries” shall mean any entity which is required to be consolidated with TFC for financial reporting purposes pursuant to United States generally accepted accounting principles (“GAAP”).

Accordingly, TFC hereby represents and warrants to ONB as follows, except as set forth in its Disclosure Schedule:

3.01 Organization and Authority.

(a) TFC is a corporation duly organized and validly existing under the laws of the state of Indiana and is a registered bank holding company under the BHC Act. TFC has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. TFC has previously provided ONB with a complete list of its Subsidiaries. Except for its Subsidiaries, TFC owns no voting stock or equity securities of any corporation, partnership, association or other entity.

(b) TBT is a bank chartered and existing under the laws of the State of Indiana, which is a member of the Federal Reserve System. TBT has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. TBT owns no voting stock or equity securities of any corporation, partnership, association or other entity.

(c) Each of TFC’s Subsidiaries other than TBT is duly organized and validly existing under the laws of its jurisdiction of organization, and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

3.02 Authorization.

(a) TFC has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Sections 7.01(e) and (f) hereof. As of the date hereof, TFC is not aware of any reason why the approvals set forth in Section 7.02(e) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 7.01(e). This Agreement and its execution and delivery by TFC have been duly authorized and approved by the Board of Directors of TFC and, assuming due execution and delivery by ONB, constitutes a valid and binding obligation of TFC, subject to the fulfillment of the conditions precedent set forth in Section 7.02 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors’ rights.

(b) Neither the execution of this Agreement nor consummation of the Merger contemplated hereby: (i) conflicts with or violates the Articles of Incorporation or By-Laws of TFC or the charter documents of any of TFC’s Subsidiaries; (ii) conflicts with or violates any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ or decree; (iii) conflicts with, results in a breach of or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which TFC or any of its Subsidiaries is a party or by which TFC or any of its Subsidiaries is subject or bound; (iv) results in the creation of or gives any Person the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party (other than ONB) or any other adverse interest, upon any right, property or asset of TFC or any of its Subsidiaries which would be material to TFC; or (v) terminates or gives any Person the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment or other instrument to which TFC or any of its Subsidiaries is bound or with respect to which TFC or any of its Subsidiaries is to perform any duties or obligations or receive any rights or benefits.

(c) Other than in connection or in compliance with the provisions of the applicable federal and state banking, securities, antitrust and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for consummation of the Merger by TFC.

3.03 Capitalization.

(a) The authorized capital stock of TFC as of the date hereof consists, and at the Effective Time will consist, of 6,000,000 shares of TFC Common Stock, of which 4,672,485 shares are issued and outstanding. Additionally, options to purchase 10,085 shares of TFC Common Stock are outstanding under the 1998 Stock Option Plan, options to purchase 27,850 shares of TFC Common Stock are outstanding under the 2001 Stock Option Plan, options to purchase 750 shares of TFC Common Stock are outstanding under the 2006 Equity Incentive Plan (each, an “TFC Stock Option Plan” and, collectively, the “TFC Stock Option Plans”) TFC has 5,133 deferred stock units issued pursuant to the 2006 Equity Incentive Plan. Such issued and outstanding shares of TFC Common Stock have been duly and validly authorized by all necessary corporate action of TFC, are validly issued, fully paid and nonassessable and have not been issued in violation of any pre-emptive rights of any present or former TFC shareholder. Except as set forth in the TFC Disclosure Schedule, TFC has no capital stock authorized, issued or outstanding other than as described in this Section 3.03(a) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of TFC Common Stock. Each share of TFC Common Stock is entitled to one vote per share. A description of the TFC Common Stock is contained in the Articles of Incorporation of TFC.

(b) Set forth on the TFC Disclosure Schedule is a list of all direct or indirect subsidiaries of TFC (each a “Subsidiary” and collectively, the “Subsidiaries”). All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary are owned by TFC or TBT free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other Person with respect thereto.

(c) Except for the options issued under the TFC Stock Option Plans, and except as set forth in the TFC Disclosure Schedule, there are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any shares of TFC Common Stock or any of TFC’s Subsidiaries, or any securities convertible into or representing the right to purchase or otherwise acquire any common stock or debt securities of TFC or its Subsidiaries, by which TFC is or may become bound. TFC does not have any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of the issued and outstanding shares of TFC Common Stock. To the knowledge of TFC, there are no voting trusts, voting arrangements, buy-sell agreements or similar arrangements affecting the capital stock of TFC or its Subsidiaries.

(d) Except as disclosed in its public filings with the Securities and Exchange Commission (“SEC”), TFC has no knowledge of any Person which beneficially owns (as defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the “1934 Act”)) 5% or more of the outstanding shares of TFC Common Stock.

3.04 Organizational Documents. The Articles of Incorporation and By-Laws of TFC and any similar governing documents for each of TFC’s Subsidiaries, representing true, accurate and complete copies of such corporate documents in effect as of the date of this Agreement, have been delivered to ONB.

3.05 Compliance with Law.

(a) None of TFC or any of its Subsidiaries is currently in violation of, and since January 1, 2009, none has been in violation of, any local, state, federal or foreign law, statute, regulation, rule, ordinance, order, restriction or requirement, and none is in violation of any order, injunction, judgment, writ or decree of any court or government agency or body (collectively, the “Law”), except where such violation would not have a Material Adverse Effect. TFC and its Subsidiaries possess and hold all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of their business without interference or interruption, except where the failure to possess and hold the same would not have a Material Adverse Effect, and such licenses, franchises, permits, certificates and authorizations are transferable (to the extent required) to ONB at the Effective Time without any restrictions or limitations thereon or the need to obtain any consents of government agencies or other third parties other than as set forth in this Agreement.

(b) Since the enactment of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), TFC has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The Disclosure Schedule sets forth, as of the date hereof, a schedule of all officers and directors of TFC who have outstanding loans from TFC or any of its Subsidiaries, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two (2) years immediately preceding the date hereof.

(c) All of the existing offices and branches of TBT have been legally authorized and established in accordance with all applicable federal, state and local laws, statutes, regulations, rules, ordinances, orders, restrictions and requirements, except such as would not have a Material Adverse Effect. TBT has no approved but unopened offices or branches.

3.06 Accuracy of Statements Made and Materials Provided to ONB. No representation, warranty or other statement made, or any information provided, by TFC in this Agreement or, in the TFC Disclosure Schedule (and any update thereto) or provided by TFC to ONB and in the course of ONB’s due diligence investigation, and no written information which has been or shall be supplied by TFC with respect to its financial condition, results of operations, business, assets, capital or directors and officers for inclusion in the proxy statement-prospectus relating to the Merger, contains or shall contain (in the case of information relating to the proxy statement-

prospectus at the time it is first mailed to TFC’s shareholders) any untrue statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not false or misleading, except that no representation or warranty has been made by TFC with respect to statements made or incorporated by reference in the Form S-4 or the proxy statement-prospectus therein based on information supplied by ONB specifically for inclusion or incorporation by reference in the Form S-4 or the proxy statement-prospectus therein.

3.07 Litigation and Pending Proceedings. Except as disclosed in its SEC Reports as of the date of this Agreement or set forth in the TFC Disclosure Schedule:

(a) Except for lawsuits involving collection of delinquent accounts and lawsuits which would not have a Material Adverse Effect on TFC, there are no claims, actions, suits, proceedings, mediations, arbitrations or investigations pending and served against TFC or any of its Subsidiaries or, to the knowledge of TFC or any of its Subsidiaries, threatened in any court or before any government agency or authority, arbitration panel or otherwise against TFC or any of its Subsidiaries. TFC does not have knowledge of a basis for any claim, action, suit, proceeding, litigation, arbitration or investigation against TFC or any of its Subsidiaries.

(b) Neither TFC nor any of its Subsidiaries is: (i) subject to any outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority; (ii) presently charged with or, to the knowledge of TFC, under governmental investigation with respect to, any actual or alleged violations of any law, statute, rule, regulation or ordinance; or (iii) the subject of any pending or, to the knowledge of TFC, threatened proceeding by any government regulatory agency or authority having jurisdiction over their respective business, assets, capital, properties or operations.

3.08 Financial Statements and Reports.

(a) TFC has delivered to ONB copies of the following financial statements and reports of TFC and its Subsidiaries, including the notes thereto (collectively, the “TFC Financial Statements”):

(i) Consolidated Balance Sheets and the related Consolidated Statements of Earnings and Consolidated Statements of Changes in Shareholders’ Equity of TFC as of and for the fiscal years ended December 31, 2012, 2011 and 2010, and as of and for the six months ended June 30, 2013;

(ii) Consolidated Statements of Cash Flows of TFC for the fiscal years ended December 31, 2012, 2011 and 2010, and as of and for the six months ended June 30, 2013; and

(iii) Call Reports (“Call Reports”) for TBT as of the close of business on December 31, 2012, 2011 and 2010, and for the six months ended June 30, 2013.

(b) The TFC Financial Statements present fairly in all material respects the consolidated financial position of TFC as of and at the dates shown and the consolidated results of operations, cash flows and changes in shareholders’ equity for the periods covered thereby and are complete, correct, represent bona fide transactions, and have been prepared from the books and records of TFC and its Subsidiaries. The TFC Financial Statements described in clauses (i) and (ii) above for completed fiscal years are audited financial statements and have been prepared in conformance with GAAP, except as may otherwise be indicated in any accountants’ notes or reports with respect to such financial statements.

(c) Since June 30, 2013 on a consolidated basis TFC and its Subsidiaries have not incurred any material liability other than in the ordinary course of business consistent with past practice.

3.09 Material Contracts.

(a) Except for contracts reflected as exhibits to its reports and other documents required to be filed under the 1934 Act and the Securities Act of 1933 (the “1933 Act”) (collectively, the “SEC Reports”), including TFC’s

Annual Report on Form 10-K for the year ended December 31, 2012, and Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, or as set forth in the TFC Disclosure Schedule, as of the date of this Agreement, neither TFC nor any of its Subsidiaries, nor any of their respective assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any contract relating to the borrowing of money by TFC or any of its Subsidiaries or the guarantee by TFC or any of its Subsidiaries of any such obligation (other than contracts pertaining to fully-secured repurchase agreements, and trade payables, and contracts relating to borrowings or guarantees made in the ordinary course of business), (ii) any contract containing covenants that limit the ability of TFC or any of its Subsidiaries to compete in any line of business or with any Person, or to hire or engage the services of any Person, or that involve any restriction of the geographic area in which, or method by which, TFC or any of its Subsidiaries may carry on its business (other than as may be required by Law or any Governmental Authority) (as each are hereinafter defined), or any contract that requires it or any of its Subsidiaries to deal exclusively or on a “sole source” basis with another party to such contract with respect to the subject matter of such contract, (iii) any contract for, with respect to, or that contemplates, a possible merger, consolidation, reorganization, recapitalization or other business combination, or asset sale or sale of equity securities not in the ordinary course of business consistent with past practice, with respect to TFC or any of its Subsidiaries, (iv) any other contract or amendment thereto that would be required to be filed as an exhibit to any SEC Report (as described in Items 601(b)(4) and 601(b)(10) of Regulation S-K under the 1933 Act) that has not been filed as an exhibit to or incorporated by reference in TFC’s SEC Reports filed prior to the date of this Agreement, (v) any lease of real or personal property providing for annual lease payments by or to TFC or its Subsidiaries in excess of $100,000 per annum other than financing leases entered into in the ordinary course of business in which TFC or any of its Subsidiaries is the lessor, or (vi) any contract that involves expenditures or receipts of TFC or any of its Subsidiaries in excess of $100,000 per year not entered into in the ordinary course of business consistent with past practice. The contracts of the type described in the preceding sentence shall be deemed “Material Contracts” hereunder. With respect to each of TFC’s Material Contracts (i) that is reflected as an exhibit to any SEC Report, (ii) would be required under Items 601(b)(4) and 601(b)(10) of Regulation S-K under the 1933 Act to be filed as an exhibit to any of its SEC Reports or (iii) that is disclosed in the TFC Disclosure Schedule, or would be required to be so disclosed if in effect on the date of this Agreement: (A) each such Material Contract is in full force and effect; (B) neither TFC nor any of its Subsidiaries is in material default thereunder with respect to each Material Contract, as such term or concept is defined in each such Material Contract; (C) neither TFC nor any of its Subsidiaries has repudiated or waived any material provision of any such Material Contract; and (D) no other party to any such Material Contract is, to TFC’s knowledge, in material default in any material respect. Schedule 3.09(a) list all Material Contracts, including all amendments and supplements thereto, that are not filed as exhibits to SEC Reports are listed on the TFC Disclosure Schedule.

(b) Neither TFC nor any of its Subsidiaries have entered into any interest rate swaps, caps, floors, option agreements, futures and forward contracts, or other similar risk management arrangements, whether entered into for TFC’s own account or for the account of one or more of its Subsidiaries or their respective customers.

3.10 Absence of Undisclosed Liabilities. Except as provided in the TFC Financial Statements or in the TFC Disclosure Schedule, and except for unfunded loan commitments and obligations on letters of credit to customers of TFC’s Subsidiaries made in the ordinary course of business, except for trade payables incurred in the ordinary course of such Subsidiaries’ business, and except for the transactions contemplated by this Agreement and obligations for services rendered pursuant thereto, or any other transactions which would not result in a material liability, none of TFC or any of its Subsidiaries has, nor will have at the Effective Time, any obligation, agreement, contract, commitment, liability, lease or license which exceeds $100,000 individually, or $250,000 in the aggregate, or any obligation, agreement, contract, commitment, liability, lease or license made outside of the ordinary course of business, nor does there exist any circumstances resulting from transactions effected or events occurring on or prior to the date of this Agreement or from any action omitted to be taken during such period which could reasonably be expected to result in any such obligation, agreement, contract, commitment, liability, lease or license. None of TFC or any of its Subsidiaries is delinquent in the payment of any amount due pursuant to any trade payable in any material respect, and each has properly accrued for such payables in accordance with GAAP, except where the failure to so accrue would not constitute a Material Adverse Effect.

3.11 Title to Properties. Except as described in this Section 3.11 or the TFC Disclosure Schedule:

(a) TFC or one of its Subsidiaries, as the case may be, has good and marketable title in fee simple absolute to all real property (including, without limitation, all real property used as bank premises and all other real estate owned) which is reflected in the TFC Financial Statements as of June 30, 2013; good and marketable title to all personal property reflected in the TFC Financial Statements as of June 30, 2013, other than personal property disposed of in the ordinary course of business since June 30, 2013; good and marketable title to or right to use by valid and enforceable lease or contract all other properties and assets (whether real or personal, tangible or intangible) which TFC or any of its Subsidiaries purports to own or which TFC or any of its Subsidiaries uses in its respective business and which are in either case material to its respective business; good and marketable title to, or right to use by terms of a valid and enforceable lease or contract, all other property used in its respective business to the extent material thereto; and good and marketable title to all material property and assets acquired and not disposed of or leased since June 30, 2013. All of such properties and assets are owned by TFC or its Subsidiaries free and clear of all land or conditional sales contracts, mortgages, liens, pledges, restrictions, options, security, interests, charges, claims, rights of third parties or encumbrances of any nature except: (i) as set forth in the TFC Disclosure Schedule; (ii) as specifically noted in reasonable detail in the TFC Financial Statements; (iii) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings; (iv) pledges or liens required to be granted in connection with the acceptance of government deposits or granted in connection with repurchase or reverse repurchase agreements; and (v) easements, encumbrances and liens of record, imperfections of title and other limitations which are not material in amounts to TFC on a consolidated basis and which do not detract from the value or materially interfere with the present or contemplated use of any of the properties subject thereto or otherwise materially impair the use thereof for the purposes for which they are held or used. All real property owned or, to the knowledge of TFC, leased by TFC or its Subsidiaries is in compliance in all material respects with all applicable zoning and land use laws. All real property, machinery, equipment, furniture and fixtures owned or leased by TFC or its Subsidiaries that is material to their respective businesses is structurally sound, in good operating condition (ordinary wear and tear excepted) and has been and is being maintained and repaired in the ordinary condition of business.

(b) With respect to all real property presently or formerly owned, leased or used by TFC or any of its Subsidiaries, TFC, its Subsidiaries and to TFC’s knowledge each of the prior owners, have conducted their respective business in compliance with all federal, state, county and municipal laws, statutes, regulations, rules, ordinances, orders, directives, restrictions and requirements relating to, without limitation, responsible property transfer, underground storage tanks, petroleum products, air pollutants, water pollutants or storm water or process waste water or otherwise relating to the environment, air, water, soil or toxic or hazardous substances or to the manufacturing, recycling, handling, processing, distribution, use, generation, treatment, storage, disposal or transport of any hazardous or toxic substances or petroleum products (including polychlorinated biphenyls, whether contained or uncontained, and asbestos-containing materials, whether friable or not), including, without limitation, the Federal Solid Waste Disposal Act, the Hazardous and Solid Waste Amendments, the Federal Clean Air Act, the Federal Clean Water Act, the Occupational Health and Safety Act, the Federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the Superfund Amendments and Reauthorization Act of 1986, all as amended, and regulations of the Environmental Protection Agency, the Nuclear Regulatory Agency, the Army Corps of Engineers, the Department of Interior, the United States Fish and Wildlife Service and any state department of natural resources or state environmental protection agency now or at any time thereafter in effect (collectively, “Environmental Laws”). There are no pending or, to the knowledge of TFC, threatened, claims, actions or proceedings by any local municipality, sewage district or other governmental entity against TFC or any of its Subsidiaries with respect to the Environmental Laws, and to TFC’s knowledge there is no reasonable basis or grounds for any such claim, action or proceeding. No environmental clearances are required for the conduct of the business of TFC or any of its Subsidiaries as currently conducted or the consummation of the Merger contemplated hereby. To TFC’s knowledge, neither TFC nor any of its Subsidiaries is the owner, or has been in the chain of title or the operator or lessee, of any property on which any substances have been used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property would require clean-up, removal, treatment, abatement, response costs, or any other remedial action under any Environmental Law. To TFC’s knowledge, neither TFC nor any of its Subsidiaries has any liability for any clean-up or remediation under any of the Environmental Laws with respect to any real property.

3.12 Loans and Investments.

(a) TFC has provided ONB with a list of each loan by TBT that has been classified by regulatory examiners or management as “Other Loans Specially Mentioned,” “Substandard,” “Doubtful” or “Loss” or that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectability as of August 31, 2013, and a list of Delinquent Loans as of August 31, 2013. The most recent loan watch list of TBT and a list of all loans which have been determined to be thirty (30) days or more past due with respect to principal or interest payments or has been placed on nonaccrual status has also been provided by TFC to ONB.

(b) All loans reflected in the TFC Financial Statements as of June 30, 2013, and which have been made, extended, renewed, restructured, approved, amended or acquired since June 30, 2013: (i) have been made for good, valuable and adequate consideration in the ordinary course of business; (ii) constitute the legal, valid and binding obligation of the obligor and any guarantor named therein, except to the extent limited by general principles of equity and public policy or by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relative to or affecting the enforcement of creditors’ rights; (iii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iv) are secured by perfected security interests or recorded mortgages naming TBT as the secured party or mortgagee (unless by written agreement to the contrary).

(c) The reserves, the allowance for possible loan and lease losses and the carrying value for real estate owned which are shown on the TFC Financial Statements are, in the judgment of management of TFC, adequate in all material respects under the requirements of GAAP to provide for possible losses on items for which reserves were made, on loans and leases outstanding and real estate owned as of the respective dates.

(d) Except as set forth in the TFC Disclosure Schedule, none of the investments reflected in the TFC Financial Statements as of and for the period ended June 30, 2013, and none of the investments made by any Subsidiary of TFC since June 30, 2013, are subject to any restriction, whether contractual or statutory, which materially impairs the ability of such Subsidiary to dispose freely of such investment at any time. Neither TFC nor any of its Subsidiaries is a party to any repurchase agreements with respect to securities.

(e) Except as set forth in the TFC Disclosure Schedule, and except for customer deposits, ordinary trade payables, and Federal Home Loan Bank borrowings, neither TFC nor any of its Subsidiaries has, and none will have at the Effective Time, any indebtedness for borrowed money.

3.13 No Shareholder Rights Plan. TFC has no shareholder rights plan or any other plan, program or agreement involving, restricting, prohibiting or discouraging a change in control or merger of TFC or which reasonably could be considered an anti-takeover mechanism.

3.14 Employee Benefit Plans.

(a) With respect to the employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), sponsored or otherwise maintained by TFC or any member of a controlled group of corporations under Code Section 414(b) of which TFC is or was a member, and any trade or business (whether or not incorporated) which is or was under common control with TFC under Code Section 414(c), and all other entities which together with TFC are or were prior to the date hereof treated as a single employer under Code Section 414(m) or 414(o) (an “ERISA Affiliate”), whether written or oral, in which TFC or any ERISA Affiliate participates as a participating employer, or to which TFC or any ERISA Affiliate contributes or is or has been obligated to contribute, or any nonqualified employee benefit plans or deferred compensation, bonus, stock, performance share, phantom stock or incentive plans or arrangements, or other employee benefit or fringe benefit programs for the benefit of former or current employees or directors (or their beneficiaries or dependents) of TFC or any ERISA Affiliate, and including any such plans which have been terminated, merged into another plan, frozen or discontinued since January 1, 2009 (individually, “TFC Plan” and collectively, “TFC Plans”), represents and warrants, except as set forth in the TFC Disclosure Schedule:

(i) All such TFC Plans have, on a continuous basis since their adoption, been, in all material respects, maintained in compliance with their respective terms and with the requirements prescribed by all applicable statutes, orders and governmental rules or regulations, including without limitation, ERISA and the Department of Labor (“Department”) Regulations promulgated thereunder and the Code and Treasury Regulations promulgated thereunder.

(ii) All TFC Plans intended to constitute tax-qualified plans under Code Section 401(a) have complied since their adoption or have been timely amended to comply in all material respects with all applicable requirements of the Code and the Treasury Regulations and each such Plan has received a favorable determination letter from the Internal Revenue Service upon which TFC may rely regarding its current tax qualified status under the Code.

(iii) All TFC Plans that provide for payments of “nonqualified deferred compensation” (as defined in Code Section 409A(d)(1)) have been (A) operated in good faith compliance with the applicable requirements of Code Section 409A and applicable guidance thereunder since January 1, 2007, and (B) amended to comply in written form with Code Section 409A and the Treasury Regulations promulgated thereunder.

(iv) All options to purchase shares of TFC Common Stock were granted with a per share exercise price that was not less than the “fair market value” of TFC Common Stock on the date of such grant, as determined in accordance with the terms of the applicable TFC Stock Option Plan (the “TFC Stock Options”). All TFC Stock Options have been properly accounted for in accordance with GAAP, and no change is expected in respect of any prior financial statements relating to expenses for stock-based compensation. There is no pending audit, investigation or inquiry by any governmental agency or authority or by TFC (directly or indirectly) with respect to TFC’s stock option granting practices or other equity compensation practices. The grant date of each TFC Stock Option is on or after the date on which such grant was authorized by the Board of Directors of TFC or the compensation committee thereof.

(v) Except for the Tower Financial 401(k) Plan (the “TFC 401(k) Plan”), no TFC Plan (or its related trust) holds any stock or other securities of TFC.

(vi) Neither TFC, an ERISA Affiliate nor any fiduciary as defined in ERISA Section 3(21)(A) of a TFC Plan has engaged in any transaction that may subject TFC, any ERISA Affiliate or any TFC Plan to a civil penalty imposed by ERISA Section 502 or any other provision of ERISA or excise taxes under Code Section 4971, 4975, 4976, 4977, 4979 or 4980B.

(vii) All obligations required to be performed by TFC or any ERISA Affiliate under any provision of any TFC Plan have been performed by it in all material respects and, neither TFC nor any ERISA Affiliate is in default under or in violation of any provision of any TFC Plan.

(viii) All required reports and descriptions for the TFC Plans have been timely filed and distributed to participants and beneficiaries, and all notices required by ERISA or the Code or other law with respect to all TFC Plans have been proper as to form and content and have been provided timely.

(ix) No event has occurred which would constitute grounds for an enforcement action by any party under Part 5 of Title I of ERISA with respect to any TFC Plan.

(x) There are no examinations, audits, enforcement actions or proceedings, or any other investigations, pending, threatened or currently in process by any governmental agency involving any TFC Plan.

(xi) There are no actions, suits, proceedings or claims pending (other than routine claims for benefits) or threatened against TFC or any ERISA Affiliate in connection with any TFC Plan or the assets of any TFC Plan.

(xii) Any TFC Plan may be amended and terminated at any time without any Material Adverse Effect, subject to any restrictions in Section 409A of the Code, and these rights have always been maintained by TFC and its ERISA Affiliates.

(xiii) TFC does not maintain and is not required to contribute to any defined benefit retirement plan which is subject to Title IV of ERISA and does not have any liability with respect to any plan that is, (i) a defined benefit pension plan subject to Title IV of ERISA, (ii) a pension plan subject to Section 302 of ERISA or Section 412 of the Code, or (iii) a multi-employer pension plan (as that term is defined in Sections 4001(a)(3) and 3(37) of ERISA).

(b) TFC has provided or made available to ONB true, accurate and complete copies and, in the case of any plan or program which has not been reduced to writing, a materially complete summary, of all of the following, as applicable:

(i) Plan documents for each pension, retirement, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option, restricted stock, restricted stock unit, phantom stock, performance share and stock appreciation right plans, all amendments thereto, and, if required under the reporting and disclosure requirements of ERISA, all summary plan descriptions thereof (including any modifications thereto);

(ii) All employment, deferred compensation (whether funded or unfunded), salary continuation, consulting, bonus, severance and collective bargaining, agreements, arrangements or understandings;

(iii) All executive and other incentive compensation plans, programs and agreements;

(iv) All group insurance, medical and prescription drug arrangements, policies or plans and all summary plan descriptions thereof;

(v) All other incentive, welfare or employee benefit plans, understandings, arrangements or agreements, maintained or sponsored, participated in, or contributed or obligated to contribute to by TFC for its current or former directors, officers or employees;

(vi) All reports filed with the Internal Revenue Service or the Department within the preceding three years by TFC or any ERISA Affiliate with respect to any TFC Plan;

(vii) All current participants in such plans and programs and all participants with benefit entitlements under such plans and programs;

(viii) Valuations or allocation reports for any defined contribution and defined benefit plans as of the most recent allocation and valuation dates; and

(ix) All notices provided to employees and participants in connection with any TFC Plan.

(c) Except as set forth on the TFC Disclosure Schedule, no current or former director, officer or employee of TFC or any ERISA Affiliate (i) is entitled to or may become entitled to any benefit under any welfare benefit plans (as defined in ERISA Section 3(1)) after termination of employment with TFC or any ERISA Affiliate, except to the extent such individuals may be entitled to continue their group health care coverage pursuant to Code Section 4980B, or (ii) is currently receiving, or entitled to receive, a disability benefit under a long-term or short-term disability plan maintained by TFC or an ERISA Affiliate.

(d) With respect to all group health plans as defined in ERISA Section 607(1), sponsored or maintained by TFC or any ERISA Affiliate, no director, officer, employee or agent of TFC or any ERISA Affiliate has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act, would cause a tax to be imposed on TFC or any ERISA Affiliate under Code Section 4980B(a), or would cause a penalty to be imposed under ERISA and the regulations promulgated thereunder. With respect to all such plans, all applicable provisions of Code Section 4980B and ERISA Sections 601-606 have been complied with in all material respects by TFC or any ERISA Affiliate, and all other provisions of ERISA and the regulations promulgated thereunder have been complied with in all material respects.

(e) Except as otherwise set forth in TFC’s SEC Reports as of the date of this Agreement or provided in the TFC Disclosure Schedule, there are no collective bargaining, employment, management, consulting, deferred compensation, reimbursement, indemnity, retirement, early retirement, severance or similar plans or agreements, commitments or understandings, or any employee benefit or retirement plan or agreement, binding upon TFC or any ERISA Affiliate and no such agreement, commitment, understanding or plan is under discussion or negotiation by management with any employee or group of employees, any member of management or any other Person.

(f) Except as otherwise provided in the TFC Disclosure Schedule, no Voluntary Employees’ Beneficiary Association (“VEBA”), as defined in Code Section 501(c)(9), is sponsored, maintained or contributed to by TFC or any ERISA Affiliate.

(g) Except as otherwise provided in the TFC Disclosure Schedule or as contemplated in this Agreement, there are no benefits or liabilities under any employee benefit plan or program that will be accelerated or otherwise come due as a result of the transactions contemplated by the terms of this Agreement.

(h) Except as may be disclosed in the TFC Disclosure Schedule, TFC and all ERISA Affiliates are and have been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any such laws respecting employment discrimination and occupational safety and health requirements.

(i) Except as may be disclosed in the TFC Disclosure Schedule, all of the TFC Plans have been funded in accordance with the minimum funding requirements of ERISA Section 302 and Code Section 412, and effective January 1, 2009, ERISA Section 303 and Code Section 430 to the extent applicable, and no funding requirement has been waived, nor does TFC or any ERISA Affiliate has any liability or potential liability as a result of the underfunding of, or termination of or participation in any such plan by TFC or any ERISA Affiliate.

(j) As a result, directly or indirectly, of the transactions contemplated by this Agreement (including without limitation any termination of employment relating thereto and occurring prior to, at or following the Effective Time), TFC, its ERISA Affiliates and their respective successors will not be obligated to make a payment that would be characterized as an “excess parachute payment” to an individual who is a “disqualified individual,” as such terms are defined in Code Section 280G.

(k) Neither TFC nor any ERISA Affiliate has made any promises or commitments, whether legally binding or not, to create any new plan, agreement or arrangement, or to modify or change in any material way TFC Plans.

3.15 Obligations to Employees. All obligations and liabilities of and all payments by TFC or any ERISA Affiliate and all TFC Plans, whether arising by operation of law, by contract or by past custom, for payments to trusts or other funds, to any government agency or authority or to any present or former director, officer, employee or agent (or his or her heirs, legatees or legal representatives) have been and are being paid to the extent required by applicable law or by the plan, trust, contract or past custom or practice, and adequate actuarial accruals and reserves for such payments have been and are being made by TFC or an ERISA Affiliate in accordance with GAAP and applicable law applied on a consistent basis and sound actuarial methods with respect to the following: (a) withholding taxes or unemployment compensation; (b) TFC Plans; (c) employment, salary continuation, consulting, retirement, early retirement, severance or reimbursement; and (d) collective bargaining plans and agreements. All accruals and reserves referred to in this Section 3.15 are correctly and accurately reflected and accounted for in all material respects in the TFC Financial Statements and the books, statements and records of TFC.

3.16 Taxes, Returns and Reports. Each of TFC and its Subsidiaries has since January 1, 2008(a) duly and timely filed all federal, state, local and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate and complete in all material respects; (b) paid or otherwise adequately reserved in accordance with GAAP for all taxes, assessments and other governmental charges due or claimed to be due upon it or any of its income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). TFC has established, and shall establish in the Subsequent TFC Financial Statements (as hereinafter defined), in accordance with GAAP, a reserve for taxes in the TFC Financial Statements adequate to cover all of TFC’s and its Subsidiaries tax liabilities (including, without limitation, income taxes, payroll taxes and withholding, and franchise fees) for the periods then ending. Neither TFC nor any of its Subsidiaries has, nor will any of them have, any liability for material taxes of any nature for or with respect to the operation of its business, from the date hereof up to and including the Effective Time, except to the extent set forth in the Subsequent TFC Financial Statements (as hereinafter defined) or as accrued or reserved for on the books and records of TFC or its Subsidiaries. To the knowledge of TFC, neither TFC nor any of its Subsidiaries is currently under audit by any state or federal taxing authority. Other than local property tax audits, no federal, state or local tax returns of TFC or any of its Subsidiaries have been audited by any taxing authority during the past five (5) years.

3.17 Deposit Insurance. The deposits of TBT are insured by the Federal Deposit Insurance Corporation in accordance with the Federal Deposit Insurance Act, as amended, to the fullest extent provided by applicable law and TFC or TBT has paid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.

3.18 Insurance. TFC has provided ONB with a list and, if requested, a true, accurate and complete copy thereof of all policies of insurance (including, without limitation, bankers’ blanket bond, directors’ and officers’ liability insurance, property and casualty insurance, group health or hospitalization insurance and insurance providing benefits for employees) owned or held by TFC or any of its Subsidiaries on the date hereof or with respect to which TFC or any of its Subsidiaries pays any premiums. Each such policy is in full force and effect and all premiums due thereon have been paid when due.

3.19 Books and Records. The books and records of TFC are, in all material respects, complete, correct and accurately reflect the basis for the financial condition, results of operations, business, assets and capital of TFC on a consolidated basis set forth in the TFC Financial Statements.

3.20 Broker’s, Finder’s or Other Fees. Except for reasonable fees and expenses of TFC’s attorneys, accountants and investment bankers, all of which shall be paid by TFC at or prior to the Effective Time, and except as set forth in the TFC Disclosure Schedule, no agent, broker or other Person acting on behalf of TFC or under any authority of TFC is or shall be entitled to any commission, broker’s or finder’s fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement and the Merger contemplated hereby.

3.21 Interim Events. Except as otherwise permitted hereunder, since June 30, 2013 or as set forth in the TFC Disclosure Schedule, neither TFC nor any of its Subsidiaries has:

(a) experienced any events, changes, developments or occurrences which have had, or are reasonably likely to have, a Material Adverse Effect on TFC;

(b) Suffered any damage, destruction or loss to any of its properties, not fully paid by insurance proceeds, in excess of $100,000 individually or in the aggregate;

(c) Declared, distributed or paid any dividend or other distribution to its shareholders, except for payment of dividends as permitted by Section 5.03(a)(iii) hereof;

(d) Repurchased, redeemed or otherwise acquired shares of its common stock, issued any shares of its common stock or stock appreciation rights or sold or agreed to issue or sell any shares of its common stock, including the issuance of any stock options, or any right to purchase or acquire any such stock or any security convertible into such stock or taken any action to reclassify, recapitalize or split its stock;

(e) Granted or agreed to grant any increase in benefits payable or to become payable under any pension, retirement, profit sharing, health, bonus, insurance or other welfare benefit plan or agreement to employees, officers or directors of TFC or a Subsidiary;

(f) Increased the salary of any director, officer or employee, except for normal increases in the ordinary course of business and in accordance with past practices, or entered into any employment contract, indemnity agreement or understanding with any officer or employee or installed any employee welfare, pension, retirement, stock option, stock appreciation, stock dividend, profit sharing or other similar plan or arrangement;

(g) Leased, sold or otherwise disposed of any of its assets except in the ordinary course of business or leased, purchased or otherwise acquired from third parties any assets except in the ordinary course of business;

(h) Except for the Merger contemplated by this Agreement, merged, consolidated or sold shares of its common stock, agreed to merge or consolidate with or into any third party, agreed to sell any shares of its common stock or acquired or agreed to acquire any stock, equity interest, assets or business of any third party;

(i) Incurred, assumed or guaranteed any obligation or liability (fixed or contingent) other than obligations and liabilities incurred in the ordinary course of business;

(j) Mortgaged, pledged or subjected to a lien, security interest, option or other encumbrance any of its assets except for tax and other liens which arise by operation of law and with respect to which payment is not past due and except for pledges or liens: (i) required to be granted in connection with acceptance by TBT of government deposits; or (ii) granted in connection with repurchase or reverse repurchase agreements;

(k) Canceled, released or compromised any loan, debt, obligation, claim or receivable other than in the ordinary course of business;

(l) Entered into any transaction, contract or commitment other than in the ordinary course of business;

(m) Agreed to enter into any transaction for the borrowing or loaning of monies, other than in the ordinary course of its lending business; or

(n) Conducted its business in any manner other than substantially as it was being conducted as of June 30, 2013.

3.22 TFC Securities and Exchange Commission Filings. TFC has filed all SEC Reports required to be filed by it. All such SEC Reports were true, accurate and complete in all material respects as of the dates of the filings, and no such SEC Reports contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in the light of the circumstances under which they were made, not false or misleading. TFC has made available to ONB copies of all comment letters received by TFC from the SEC since January 1, 2008, relating to the SEC Reports, together with all written responses of TFC thereto. As of the date of this Agreement, there are no outstanding or unresolved comments in such comment letters received by TFC, and to the knowledge of TFC, none of the SEC Reports is the subject of any ongoing review by the SEC.

3.23 Insider Transactions. Except as set forth in the TFC Disclosure Schedule, since December 31, 2008, no officer or director of TFC or any of its Subsidiaries or member of the “immediate family” or “related interests” (as such terms are defined in Regulation O) of any such officer or director has currently, or has had during such time period, any direct or indirect interest in any property, assets, business or right which is owned, leased, held or used by TFC or any Subsidiary or in any liability, obligation or indebtedness of TFC or any Subsidiary, except for deposits of TBT.

3.24 Indemnification Agreements.

(a) Other than as set forth in the TFC Disclosure Schedule, neither TFC nor any of its Subsidiaries is a party to any indemnification, indemnity or reimbursement agreement, contract, commitment or understanding to indemnify any present or former director, officer, employee, shareholder or agent against liability or hold the same harmless from liability other than as expressly provided in the Articles of Incorporation or By-Laws of TFC or the charter documents of a Subsidiary.

(b) Since January 1, 2008, no claims have been made against or filed with TFC or any of its Subsidiaries nor have, to the knowledge of TFC, any claims been threatened against TFC or a Subsidiary, for indemnification against liability or for reimbursement of any costs or expenses incurred in connection with any legal or regulatory proceeding by any present or former director, officer, shareholder, employee or agent of TFC or any of its Subsidiaries.

3.25 Shareholder Approval. The affirmative vote of the holders of a majority of the TFC Common Stock (which are issued and outstanding on the record date relating to the meeting of shareholders contemplated by Section 5.01 of this Agreement) is required for shareholder approval of this Agreement and the Merger.

3.26 Intellectual Property.

(a) TFC and its Subsidiaries own, or are licensed or otherwise possess sufficient legally enforceable rights to use, all material Intellectual Property (as such term is defined below) that is used by TFC or its Subsidiaries in their respective businesses as currently conducted. Neither TFC nor any of its Subsidiaries has (A) licensed any Intellectual Property owned by it or its Subsidiaries in source code form to any third party or (B) entered into any exclusive agreements relating to Intellectual Property owned by it.

(b) TFC and its Subsidiaries have not infringed or otherwise violated any material Intellectual Property rights of any third party since January 1, 2008. There is no claim asserted, or to the knowledge of TFC threatened, against TFC and/or its Subsidiaries or any indemnitee thereof concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property.

(c) To the knowledge of TFC, no third party has infringed, misappropriated or otherwise violated TFC or its Subsidiaries’ Intellectual Property rights since January 1, 2008. There are no claims asserted or threatened by TFC or its Subsidiaries, nor has TFC or its Subsidiaries decided to assert or threaten a claim, that (i) a third party infringed or otherwise violated any of their Intellectual Property rights; or (ii) a third party’s owned or claimed Intellectual Property interferes with, infringes, dilutes or otherwise harms any of their Intellectual Property rights.

(d) TFC and its Subsidiaries have taken reasonable measures to protect the confidentiality of all trade secrets that are owned, used or held by them.

(e) For purposes of this Agreement, “Intellectual Property” shall mean all patents, trademarks, trade names, service marks, domain names, database rights, copyrights, and any applications therefor, mask works, technology, know-how, trade secrets, inventory, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material and all other intellectual property or proprietary rights.

3.27 Community Reinvestment Act. TBT received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

3.28 Bank Secrecy Act. Neither TFC nor TBT has been advised of any supervisory criticisms regarding their compliance with the Bank Secrecy Act (41 USC 5422, et seq.) or related state or federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of due diligence in identifying customers.

3.29 Agreements with Regulatory Agencies. Except as set forth in the TFC Disclosure Schedule, neither TFC nor any of its Subsidiaries is subject to any cease-and-desist, consent order or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2008, a recipient of any supervisory letter from, or since January 1, 2008, has adopted any policies, procedures or board resolutions at the request or suggestion of any regulatory agency or other governmental entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated bank holding companies or their subsidiaries, whether or not set forth in the TFC Disclosure Schedule (a “TFC Regulatory Agreement”), nor has TFC or any of its Subsidiaries been advised since January 1, 2008, by any regulatory agency or other governmental entity that it is considering issuing, initiating, ordering, or requesting any such TFC Regulatory Agreement.

There are no refunds or restitutions required to be paid as a result of any criticism of any regulatory agency or body cited in any examination report of TFC or any of its Subsidiaries as a result of an examination by any regulatory agency or body, or set forth in any accountant’s or auditor’s report to TFC or any of its Subsidiaries.

3.30 Internal Controls.

(a) None of TFC or its Subsidiaries’ records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of it or its Subsidiaries or accountants except as would not, individually or in the aggregate, reasonably be expected to result in a materially adverse effect on the system of internal accounting controls described in the next sentence. TFC and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(b) TFC (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to TFC including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of TFC by others within those entities, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to TFC’s outside auditors and the audit committee of TFC’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect TFC’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in TFC’s internal controls over financial reporting. These disclosures were made in writing by management to TFC’s auditors and audit committee and a copy has previously been made available to ONB. As of the date hereof, there is no reason to believe that its outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(c) Since December 31, 2012, (i) through the date hereof, neither TFC nor any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of TFC or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that TFC or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing TFC or any of its Subsidiaries, whether or not employed by TFC or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by TFC or any of its officers, directors, employees or agents to the Board of Directors of TFC or any committee thereof or to any director or officer of TFC.

3.31 Fiduciary Accounts. TFC and each of its Subsidiaries has properly administered in all material respects all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither TFC nor any of its Subsidiaries, nor any of their respective directors, officers or employees, has committed any breach of trust to TFC’s knowledge with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

3.32 Opinion of Financial Advisor. The Board of Directors of TFC, at a duly constituted and held meeting at which a quorum was present throughout, has been informed orally by Keefe, Bruyette & Woods, a Stifel Company (“KBW”), that the Merger Consideration is fair to TFC from a financial point of view.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF ONB

On or prior to the date hereof, ONB has delivered to TFC a schedule (the “ONB Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV or to one or more of its covenants contained in Article VI.

For the purpose of this Agreement, and in relation to ONB and its Subsidiaries (as such term is defined below), a “Material Adverse Effect on ONB” means any effect that (i) is material and adverse to the results of operations, properties, assets, liabilities, condition (financial or otherwise), prospects, value or business of ONB and its Subsidiaries taken as a whole, or (ii) would materially impair the ability of ONB to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect on ONB shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks or savings associations or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting requirements applicable to banks, savings associations, or their holding companies generally, (c) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of ONB and its Subsidiaries, (d) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, and (e) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices; provided that in no event shall a change in the trading price of the shares of ONB Common Stock, by itself, be considered to constitute a Material Adverse Effect on ONB and its Subsidiaries taken as a whole (it being understood that the foregoing proviso shall not prevent or otherwise affect a determination that any effect underlying such decline has resulted in a Material Adverse Effect).

For the purpose of this Agreement, and in relation to ONB, “knowledge” means those facts that are known or should have been known after due inquiry by the directors and executive officers of ONB and its Subsidiaries. Additionally, for the purpose of this Agreement, and in relation to ONB, its “Subsidiaries” shall mean any entity which is required to be consolidated with ONB for financial reporting purposes pursuant to GAAP.

Accordingly, ONB represents and warrants to TFC as follows, except as set forth in the ONB Disclosure Schedule:

4.01 Organization and Authority.

(a) ONB is a corporation duly organized and validly existing under the laws of the state of Indiana and is a registered bank holding company under the BHC Act. ONB has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. ONB has previously provided TFC with a complete list of its Subsidiaries. Except for its Subsidiaries, ONB owns no voting stock or equity securities of any corporation, partnership, association or other entity.

(b) Old National Bank is a national bank chartered and existing under the laws of the United States. Old National Bank has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Except as set forth on the list previously provided to TFC, Old National Bank has no subsidiaries and owns no voting stock or equity securities of any corporation, partnership, association or other entity.

(c) Each of ONB’s Subsidiaries other than Old National Bank is duly organized and validly existing under the laws of its jurisdiction of organization, and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

4.02 Authorization.

(a) ONB has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Sections 7.01(e) and (f) hereof. This Agreement and its execution and delivery by ONB have been duly authorized and approved by the Board of Directors of ONB and, assuming due execution and delivery by TFC, constitutes a valid and binding obligation of ONB, subject to the fulfillment of the conditions precedent set forth in Section 7.01 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors’ rights.

(b) Neither the execution of this Agreement nor consummation of the Merger contemplated hereby: (i) conflicts with or violates the Articles of Incorporation or By-Laws of ONB or the charter documents of any of ONB’s Subsidiaries; (ii) conflicts with or violates any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ or decree; (iii) conflicts with, results in a breach of or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which ONB or any of its Subsidiaries is a party or by which ONB or any of its Subsidiaries is subject or bound; (iv) results in the creation of or gives any Person the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party (other than TFC) or any other adverse interest, upon any right, property or asset of ONB or any of its Subsidiaries which would be material to ONB; or (v) terminates or gives any Person the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment or other instrument to which ONB or any of its Subsidiaries is bound or with respect to which ONB or any of its Subsidiaries is to perform any duties or obligations or receive any rights or benefits.

(c) Other than in connection or in compliance with the provisions of the applicable federal and state banking, securities, antitrust and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for consummation of the Merger by ONB.

4.03 Capitalization.

(a) The authorized capital stock of ONB consists of (i) One Hundred Fifty Million (150,000,000) shares of ONB Common Stock, of which, as of June 30, 2013, approximately One Hundred Million Eight Hundred Eighty-One Thousand (100,881,000) shares were issued and outstanding, and (ii) Two Million (2,000,000) shares of preferred stock, of which none are issued and outstanding. All of the issued and outstanding shares of ONB Common Stock have been duly and validly authorized by all necessary corporate action of ONB, are validly issued, fully paid and nonassessable and have not been issued in violation of any pre-emptive rights of any present or former ONB shareholder. Except as set forth in the ONB Disclosure Schedule, ONB has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(a) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of ONB Common Stock. Each share of ONB Common Stock is entitled to one vote per share. A description of the ONB Common Stock is contained in the Articles of Incorporation of ONB.

(b) Subject to 12 U.S.C. § 55, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of ONB are owned by ONB free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other Person with respect thereto.

(c) Except as set forth in the ONB Disclosure Schedule or as disclosed in its SEC Reports, there are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any shares of ONB Common Stock or any of ONB’s Subsidiaries, or any securities convertible into or representing the right to purchase or otherwise acquire any common stock or debt securities of ONB or its Subsidiaries, by which ONB is or may become bound. ONB does not have any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of the issued and outstanding shares of ONB Common Stock. To the knowledge of ONB, there are no voting trusts, voting arrangements, buy-sell agreements or similar arrangements affecting the capital stock of ONB or its Subsidiaries.

(d) Except as disclosed in its SEC Reports, ONB has no knowledge of any Person which beneficially owns (as defined in Rule 13d-3 under the 1934 Act) 5% or more of its outstanding shares of common stock.

4.04 Organizational Documents. The Articles of Incorporation and By-Laws of ONB and the charter documents for each of ONB’s Subsidiaries, representing true, accurate and complete copies of such corporate documents in effect as of the date of this Agreement, have been delivered to TFC.

4.05 Compliance with Law.

(a) None of ONB or any of its Subsidiaries is currently in violation of, and since January 1, 2008, none has been in violation of, of any local, state, federal or foreign law, statute, regulation, rule, ordinance, order, restriction or requirement, and none is in violation of any order, injunction, judgment, writ or decree of any court or government agency or body, except where such violation would not have a Material Adverse Effect on ONB. ONB and its Subsidiaries possess and hold all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of their business without interference or interruption, except where the failure to possess and hold the same would not have a Material Adverse Effect on ONB.

(b) As of the date hereof, set forth on the ONB Disclosure Schedule is a list of all agreements, understandings and commitments with, and all orders and directives of, all government regulatory agencies or authorities with respect to the financial condition, results of operations, business, assets or capital of ONB or its Subsidiaries which presently are binding upon or require action by, or at any time during the last five (5) years have been binding upon or have required action by, ONB or its Subsidiaries, and all documents relating thereto have been made available to TFC, including, without limitation, all correspondence, written communications and written commitments related thereto. There are no refunds or restitutions required to be paid as a result of any criticism of any regulatory agency or body cited in any examination report of ONB or any of its Subsidiaries as a result of an examination by any regulatory agency or body, or set forth in any accountant’s or auditor’s report to ONB or any of its Subsidiaries.

(c) Since the enactment of the Sarbanes-Oxley Act, ONB has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(d) All of the existing offices and branches of Old National Bank have been legally authorized and established in accordance with all applicable federal, state and local laws, statutes, regulations, rules, ordinances, orders, restrictions and requirements, except such as would not have a Material Adverse Effect on ONB. Old National Bank has no approved but unopened offices or branches.

4.06 Accuracy of Statements Made and Materials Provided to TFC. No representation, warranty or other statement made, or any information provided, by ONB in this Agreement or, in the ONB Disclosure Schedule (and any update thereto), or provided by ONB to TFC in the course of TFC’s due diligence investigation and no written information which has been or shall be supplied by ONB with respect to its financial condition, results of operations, business, assets, capital or directors and officers for inclusion in the proxy statement-prospectus relating to the Merger, contains or shall contain (in the case of information relating to the proxy statement-prospectus at the time it is first mailed to TFC’s shareholders) any untrue statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not false or misleading, except that no representation or warranty has been made by ONB with respect to statements made or incorporated by reference in the Form S-4 or the proxy statement-prospectus therein based on information supplied by TFC specifically for inclusion or incorporation by reference in the Form S-4 or the proxy statement-prospectus therein.

4.07 Litigation and Pending Proceedings. Except as set forth in the ONB Disclosure Schedule:

(a) Except for lawsuits involving collection of delinquent accounts and lawsuits which would not have a Material Adverse Effect on ONB, there are no claims, actions, suits, proceedings, mediations, arbitrations or investigations pending and served against ONB or any of its Subsidiaries or, to the knowledge of ONB or any of its Subsidiaries, threatened in any court or before any government agency or authority, arbitration panel or otherwise against ONB or any of its Subsidiaries. ONB does not have knowledge of a basis for any claim, action, suit, proceeding, litigation, arbitration or investigation against ONB or any of its Subsidiaries.

(b) Neither ONB nor any of its Subsidiaries is: (i) subject to any material outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority; (ii) presently charged with or, to the knowledge of ONB, under governmental investigation with respect to, any actual or alleged material violations of any law, statute, rule, regulation or ordinance; or (iii) the subject of any material pending or, to the knowledge of ONB, threatened proceeding by any government regulatory agency or authority having jurisdiction over their respective business, assets, capital, properties or operations.

4.08 Financial Statements and Reports.

(a) ONB has delivered to TFC copies of the following financial statements and reports of ONB and its Subsidiaries, including the notes thereto (collectively, the “ONB Financial Statements”):

(i) Consolidated Balance Sheets and the related Consolidated Statements of Income and Consolidated Statements of Changes in Shareholders’ Equity of ONB as of and for the fiscal years ended December 31, 2012, 2011 and 2010, and as of and for the six months ended June 30, 2013;

(ii) Consolidated Statements of Cash Flows of ONB for the fiscal years ended December 31, 2012, 2011 and 2010, and as of and for the six months ended June 30, 2013;

(iii) Call Reports (“Call Reports”) for Old National Bank as of the close of business on December 31, 2012, 2011 and 2010, and as of and for the six months ended June 30, 2013;

(b) The ONB Financial Statements present fairly the consolidated financial position of ONB as of and at the dates shown and the consolidated results of operations for the periods covered thereby and are complete, correct, represent bona fide transactions, and have been prepared from the books and records of ONB and its Subsidiaries. The ONB Financial Statements described in clauses (i) and (ii) above for completed fiscal years are audited financial statements and have been prepared in conformance with GAAP, except as may otherwise be indicated in any accountants’ notes or reports with respect to such financial statements.

(c) Since June 30, 2013 on a consolidated basis ONB and its Subsidiaries have not incurred any material liability other than in the ordinary course of business consistent with past practice.

4.09 Title to Properties. Except as described in this Section 4.10 or the ONB Disclosure Schedule, ONB or one of its Subsidiaries, as the case may be, has good and marketable title in fee simple absolute to all real property (including, without limitation, all real property used as bank premises and all other real estate owned) which is reflected in the ONB Financial Statements as of September 30, 2011; good and marketable title to all personal property reflected in the ONB Financial Statements as of September 30, 2011, other than personal property disposed of in the ordinary course of business since September 30, 2011; good and marketable title to or right to use by valid and enforceable lease or contract all other properties and assets (whether real or personal, tangible or intangible) which ONB or any of its Subsidiaries purports to own or which ONB or any of its Subsidiaries uses in its respective business and which are in either case material to its respective business; good and marketable title to, or right to use by terms of a valid and enforceable lease or contract, all other property used in its respective business to the extent material thereto; and good and marketable title to all material property and assets acquired and not disposed of or leased since September 30, 2011. All of such properties and assets are owned by ONB or its Subsidiaries free and clear of all land or conditional sales contracts, mortgages, liens, pledges, restrictions, options, security, interests, charges, claims, rights of third parties or encumbrances of any nature except: (i) as set forth in the ONB Disclosure Schedule; (ii) as specifically noted in reasonable detail in the ONB Financial Statements; (iii) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings; (iv) pledges or liens required to be granted in connection with the acceptance of government deposits or granted in connection with repurchase or reverse repurchase agreements; and (v) easements, encumbrances and liens of record, imperfections of title and other limitations which are not material in amounts to ONB on a consolidated basis and which do not detract from the value or materially interfere with the present or contemplated use of any of the properties subject thereto or otherwise materially impair the use thereof for the purposes for which they are held or used. All real property owned or, to ONB’s knowledge, leased by ONB or its Subsidiaries is in compliance in all material respects with all applicable zoning and land use laws. All real property, machinery, equipment, furniture and fixtures owned or leased by ONB or its Subsidiaries that is material to their respective businesses is structurally sound, in good operating condition (ordinary wear and tear excepted) and has been and is being maintained and repaired in the ordinary condition of business.

4.10 Employee Benefit Plans. With respect to the employee benefit plans, as defined in Section 3(3) of the ERISA, sponsored or otherwise maintained by ONB or any of its Subsidiaries which are intended to be tax-qualified under Section 401(a) of the Code (collectively, “ONB Plans”), all such ONB Plans have, on a continuous basis since their adoption, been, in all material respects, maintained in compliance with the requirements prescribed by all applicable statutes, orders and governmental rules or regulations, including, without limitation, ERISA and the Department Regulations promulgated thereunder and the Code and Treasury Regulations promulgated thereunder.

4.11 Taxes, Returns and Reports. Except as set forth in the ONB Disclosure Schedule, each of ONB and its Subsidiaries has since January 1, 2008 (a) duly and timely filed all federal, state, local and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate and complete in all material respects; (b) paid or otherwise adequately reserved in accordance with GAAP for all taxes, assessments and other governmental charges due or claimed to be due upon it or any of its income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). ONB has established, and shall establish in the Subsequent ONB Financial Statements (as hereinafter defined), in accordance with GAAP, a reserve for taxes in the ONB Financial Statements adequate to cover all of ONB’s and its Subsidiaries tax liabilities (including, without limitation, income taxes, payroll taxes and withholding, and franchise fees) for the periods then ending. Neither ONB nor any of its Subsidiaries has, nor will any of them have, any liability for material taxes of any nature for or with respect to the operation of its business, from the date hereof up to and including the Effective Time, except to the extent set forth in the Subsequent ONB Financial Statements (as hereinafter defined) or as accrued or reserved for on the books and records of ONB or its Subsidiaries, except as set forth on the ONB Disclosure Schedule. Except as set forth on the ONB Disclosure Schedule, to the knowledge of ONB, neither ONB nor any of its Subsidiaries is currently under audit by any state or federal taxing authority. Except as set forth on the ONB Disclosure Schedule, no federal, state or local tax returns of ONB or any of its Subsidiaries have been audited by any taxing authority during the past five (5) years.

4.12 Deposit Insurance. The deposits of Old National Bank are insured by the Federal Deposit Insurance Corporation in accordance with the Federal Deposit Insurance Act, as amended, to the fullest extent provided by applicable law and ONB or Old National Bank has paid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.

4.13 Insurance. ONB has provided TFC with a list and, if requested, a true, accurate and complete copy thereof, of all policies of insurance (including, without limitation, bankers’ blanket bond, directors’ and officers’ liability insurance, property and casualty insurance, group health or hospitalization insurance and insurance providing benefits for employees) owned or held by ONB or any of its Subsidiaries on the date hereof or with respect to which ONB or any of its Subsidiaries pays any premiums. Each such policy is in full force and effect and all premiums due thereon have been paid when due.

4.14 Books and Records. The books and records of ONB are, in all material respects, complete, correct and accurately reflect the basis for the financial condition, results of operations, business, assets and capital of ONB on a consolidated basis set forth in the ONB Financial Statements.

4.15 Broker’s, Finder’s or Other Fees. Except for reasonable fees and expenses of ONB’s attorneys, accountants and investment bankers, all of which shall be paid by ONB at or prior to the Effective Time, and except as set forth in the ONB Disclosure Schedule, no agent, broker or other Person acting on behalf of ONB or under any authority of ONB is or shall be entitled to any commission, broker’s or finder’s fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement and the Merger contemplated hereby.

4.16 ONB Securities and Exchange Commission Filings. ONB has filed all SEC Reports required to be filed by it. All such SEC Reports were true, accurate and complete in all material respects as of the dates of the SEC Reports, and no such filings contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in the light of the circumstances under which they were made, not false or misleading. ONB has made available to TFC copies of all comment letters received by ONB from the SEC since January 1, 2008, relating to the SEC Reports, together with all written responses of ONB thereto. As of the date of this Agreement, there are no outstanding or unresolved comments in such comment letters received by ONB, and to the knowledge of ONB, none of the SEC Reports is the subject of any ongoing review by the SEC.

4.17 Community Reinvestment Act. Old National Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

ARTICLE V.

COVENANTS OF TFC

TFC covenants and agrees with ONB and covenants and agrees to cause its Subsidiaries to act as follows (and ONB covenants and agrees with TFC as follows):

5.01 Shareholder Approval. TFC shall submit this Agreement to its shareholders for approval and adoption at a meeting to be called and held in accordance with applicable law and the Articles of Incorporation and By-Laws of TFC at the earliest possible reasonable date. Subject to Section 5.06 hereof, the Board of Directors of TFC shall recommend to TFC’s shareholders that such shareholders approve and adopt this Agreement and the Merger contemplated hereby and will solicit proxies voting in favor of this Agreement from TFC’s shareholders.

5.02 Other Approvals.

(a) TFC shall proceed expeditiously, cooperate fully and use commercially reasonable efforts to assist ONB in procuring upon terms and conditions consistent with the condition set forth in Section 7.01(e) hereof all consents, authorizations, approvals, registrations and certificates, in completing all filings and applications and in satisfying all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

(b) TFC will use commercially reasonable efforts to obtain any required third party consents to agreements, contracts, commitments, leases, instruments and documents described in the TFC Disclosure Schedule and to which TFC and ONB agree are material.

(c) Any materials or information provided by TFC to ONB for use by ONB in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.

5.03 Conduct of Business.

(a) On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, TFC will not, and will cause its Subsidiaries to not, without the prior written consent of ONB:

(i) make any changes in its capital stock accounts (including, without limitation, any stock issuance, stock split, stock dividend, recapitalization or reclassification);

(ii) authorize a class of stock or issue, or authorize the issuance of, securities other than or in addition to the issued and outstanding common stock as set forth in Section 3.03 hereof;

(iii) distribute or pay any dividends on its shares of common or preferred stock, or authorize a stock split, or make any other distribution to its shareholders, except that (A) each of the Subsidiaries may pay cash dividends to TFC in the ordinary course of business for payment of reasonable and necessary business and operating expenses of TFC and to provide funds for TFC’s dividends to its shareholders in accordance with this Agreement, and (B) TFC may pay to its shareholders its usual and customary cash dividend of no greater than $.08 per share for any quarterly period, provided that no dividend may be paid for the quarterly period in which the Merger is scheduled to be consummated or consummated if, during such period, TFC shareholders will become entitled to receive dividends on their shares of ONB Common Stock received pursuant to this Agreement;

(iv) redeem any of its outstanding shares of common stock;

(v) merge, combine or consolidate or effect a share exchange with or sell its assets or any of its securities to any other Person or enter into any other similar transaction not in the ordinary course of business;

(vi) purchase any assets or securities or assume any liabilities of a bank holding company, bank, corporation or other entity, except in the ordinary course of business necessary to manage its investment portfolio and then only to the extent that such securities have a quality rating of “AAA” by either Standard & Poor’s Ratings Services or Moody’s Investors Services for corporate bonds;

(vii) which consent shall be deemed received unless ONB shall object thereto within five (5) business days after receipt of written notice from TFC to:

(A) renew or otherwise modify any loan, loan commitment, letter of credit or other extension of credit (individually, a “Loan” and collectively, “Loans”) to any Person if the Loan is an existing credit on the books of TFC or any Subsidiary and (y) is, or in accordance with bank regulatory definitions should be, classified as “Substandard,” “Doubtful” or “Loss,” or (z) such Loan is in an amount in excess of $100,000 and is, or in accordance with bank regulatory definitions should be, classified as “special mention”;

(B) effective one week following the date of this Agreement, make, renew or otherwise modify any Loan or Loans if immediately after making a Loan or Loans, such Person would be directly indebted to TFC or any Subsidiary in an aggregate amount in excess of $1,000,000;

(C) make, renew or otherwise modify any Loan or Loans secured by an owner-occupied 1-4 single-family residence with a principal balance in excess of $417,000 (except for any such Loan or Loans secured by an owner-occupied 1-4 single-family residence which TBT originates, underwrites in accordance with the secondary market standards and holds for sale into the secondary market, in which case such dollar threshold shall be $750,000);

(C) make, renew or otherwise modify any Loan or Loans secured by an owner-occupied 1-4 single-family residence with loan-to-values ratios of greater than 80% without private mortgage insurance; or

(D) make, renew or otherwise modify any Loan which does not conform with TFC’s General Credit Policy and Procedures, is in excess of $50,000 and exceeds 120 days to maturity (notice to ONB of such proposed Loan shall set forth, with specificity, the manner in which such Loan does not conform to TFC’s General Credit Policy and Procedures).

(viii) except as provided in the Disclosure Schedule and for the acquisition or disposition in the ordinary course of business of other real estate owned, acquire or dispose of any real or personal property or fixed asset constituting a capital investment in excess of $100,000 individually or $250,000 in the aggregate;

(ix) make any investment subject to any restrictions, whether contractual or statutory, which materially impairs the ability of TFC or any Subsidiary to dispose freely of such investment at any time; subject any of their properties or assets to a mortgage, lien, claim, charge, option, restriction, security interest or encumbrance, except for tax and other liens which arise by operation of law and with respect to which payment is not past due or is being contested in good faith by appropriate proceedings, pledges or liens required to be granted in connection with acceptance by TFC or any Subsidiary of government deposits and pledges or liens in connection with Federal Home Loan Bank (“FHLB”) borrowings;

(x) except as contemplated by this Agreement, promote to a new position (other in the ordinary course of business except with respect to a promotion to a senior officer position) or increase the rate of compensation, or enter into any agreement to promote to a new position (other in the ordinary course of business except with respect to a promotion to a senior officer position) or increase the rate of compensation, of any director, officer or employee of TFC or any Subsidiary, modify, amend or institute new employment policies or practices, or enter into, renew or extend any employment, indemnity, reimbursement, consulting, compensation or severance agreements with respect to any present or former directors, officers or employees of TFC or any Subsidiary;

(xi) except as contemplated by this Agreement, execute, create, institute, modify, amend or terminate any pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation or depreciation right or profit sharing plans; any employment, deferred compensation, consulting, bonus or collective bargaining agreement; any group insurance or health contract or policy; or any other incentive, retirement, welfare or employee welfare benefit plan, agreement or understanding for current or former directors, officers or employees of TFC or any Subsidiary; or change the level of benefits or payments under any of the foregoing or increase or decrease any severance or termination of pay benefits or any other fringe or employee benefits other than as required by law or regulatory authorities or the terms of any of the foregoing;

(xii) amend, modify or restate TFC’s or any of its Subsidiaries organizational documents from those in effect on the date of this Agreement and as delivered to ONB;

(xiii) give, dispose of, sell, convey or transfer; assign, hypothecate, pledge or encumber, or grant a security interest in or option to or right to acquire any shares of common stock or the assets (other than in the ordinary course consistent with past practice) of TFC or any of its subsidiaries, or enter into any agreement or commitment relative to the foregoing;

(xiv) fail to accrue, pay, discharge and satisfy all debts, liabilities, obligations and expenses, including, but not limited to, trade payables, incurred in the regular and ordinary course of business as such debts, liabilities, obligations and expenses become due, unless the same are being contested in good faith;

(xv) issue, or authorize the issuance of, any securities convertible into or exchangeable for any shares of the capital stock of TFC or any of its Subsidiaries;

(xvi) except for obligations disclosed within this Agreement or the TFC Disclosure Schedule, FHLB advances, Federal Funds purchased by TBT, trade payables and similar liabilities and obligations incurred in the ordinary course of business and the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected in the TFC Financial Statements or the Subsequent TFC Financial Statements, borrow any money or incur any indebtedness including, without limitation, through the issuance of debentures, or incur any liability or obligation (whether absolute, accrued, contingent or otherwise), in an aggregate amount exceeding $100,000;

(xvii) open, close, move or, in any material respect, expand, diminish, renovate, alter or change any of its offices or branches, other than as disclosed in the TFC Disclosure Schedule;

(xviii) pay or commit to pay any management or consulting or other similar type of fees other than as disclosed in the TFC Disclosure Schedule;

(xix) change in any material respect its accounting methods, except as may be necessary and appropriate to conform to changes in tax laws requirements, changes in GAAP or regulatory accounting principles or as required by TFC’s independent auditors or its regulatory authorities;

(xx) change in any material respects its underwriting, operating, investment or risk management or other similar policies of TFC or any of its Subsidiaries except as required by applicable law or policies imposed by any regulatory authority or governmental entity;

(xxi) make, change or revoke any material tax election, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, settle any material tax claim or assessment or surrender any right to claim a refund of a material amount of taxes; or

(xxii) enter into any contract, agreement, lease, commitment, understanding, arrangement or transaction or incur any liability or obligation (other than as contemplated by Section 5.03(a)(vii) hereof and legal, accounting and fees related to the Merger) requiring payments by TFC or any of its Subsidiaries which exceed $100,000, whether individually or in the aggregate, or that is not a trade payable or incurred in the ordinary course of business.

(b) On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, each of TFC and its Subsidiaries shall: (i) carry on its business diligently, substantially in the manner as is presently being conducted and in the ordinary course of business; (ii) use commercially reasonable efforts to preserve its business organization intact, keep available the services of the present officers and employees and preserve its present relationships with customers and Persons having business dealings with it; (iii) use commercially reasonable efforts to maintain all of the properties and assets that it owns or utilizes in the operation of its business as currently conducted in good operating condition and repair, reasonable wear and tear excepted; (iv) maintain its books, records and accounts in the usual, regular and ordinary manner, on a basis consistent with prior years and in compliance in all material respects with all statutes, laws, rules and regulations applicable to them and to the conduct of its business; (v) timely file all SEC Reports; and (vi) not knowingly do or fail to do anything which will cause a breach of, or default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which it is a party or by which it is or may be subject or bound which would reasonably be expected to have a Material Adverse Effect on TFC.

5.04 Insurance. TFC and its Subsidiaries shall maintain, or cause to be maintained, in full force and effect, insurance on its assets, properties and operations, fidelity coverage and directors’ and officers’ liability insurance in such amounts and with regard to such liabilities and hazards as are currently insured by TFC or its Subsidiaries as of the date of this Agreement.

5.05 Accruals for Loan Loss Reserve and Expenses.

(a) Prior to the Effective Time, TFC shall and shall cause its Subsidiaries to make, consistent with GAAP, the rules and regulations of the SEC and applicable banking laws and regulations, such appropriate accounting entries in its books and records and use commercially reasonable efforts to take such other actions as TFC and its Subsidiaries shall deem to be necessary or desirable in anticipation of the Merger including, without limitation, accruals or the creation of reserves for employee benefits and Merger-related expenses.

(b) TFC recognizes that ONB may have adopted different loan and accounting policies and practices (including loan classifications and levels of loan loss allowances). Subject to applicable law (including without limitation the rules and regulations of the SEC, U.S Department of Justice and Federal Trade Commission guidelines regarding pre-merger information exchange between competitors (the “Guidelines”), applicable banking laws and regulations and GAAP), and in a manner that is not inconsistent with TFC’s need to operate its business in the ordinary course consistent with past practices, from and after the date hereof TFC shall consult and cooperate in good faith with ONB with respect to conforming the loan and accounting policies and practices of TFC to those policies and practices of ONB for financial accounting and/or income tax reporting purposes, as reasonably specified in each case in writing from ONB to TFC, based upon such consultation and subject to the conditions in Section 5.05(d).

(c) Subject to applicable law (including without limitation the rules and regulations of the SEC, applicable banking laws and regulations and GAAP), TFC shall consult and cooperate in good faith with ONB with respect to determining, as reasonably specified in a written notice from ONB to TFC, based upon such consultation and subject to the conditions in Section 5.05(d), the amount and the timing for recognizing for financial accounting and/or income tax reporting purposes of TFC’s expenses of the Merger.

(d) Subject to applicable law (including without limitation the rules and regulations of the SEC, applicable banking laws and regulations and GAAP), TFC shall consult and cooperate in good faith to (i) make such conforming entries to conform the loan and accounting policies and practices of TFC to the policies and practices of ONB as contemplated in Section 5.05(b) above and (ii) recognize TFC’s expenses of the Merger for financial accounting and/or income tax reporting purposes at such times as are reasonably requested in writing by ONB as contemplated in Section 5.05(c) above, but in no event prior to the 5th day next preceding the Closing Date and only after ONB acknowledges that all conditions to its obligation to consummate the Merger have been satisfied and certifies to TFC that ONB will at the Effective Time deliver to TFC the certificate contemplated in Section 7.02(g).

(e) TFC’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken on account of Section 5.05(d).

5.06 Acquisition Proposals.

(a) TFC will, and will cause each of its Subsidiaries to, and its and their respective officers, directors and representatives (including KBW) to, immediately cease and cause to be terminated any existing solicitations, discussions or negotiations with any Person that has made or indicated an intention to make an Acquisition Proposal (as defined below). During the period from the date of this Agreement through the Effective Time, TFC shall not terminate, amend, modify or waive any material provision of any confidentiality or similar agreement to which TFC or any of its Subsidiaries is a party (other than any involving ONB).

(b) Except as permitted in this Section 5.06, TFC shall not, and shall cause its Subsidiaries and any of their respective directors, officers and representatives (including KBW) not to, (i) solicit, initiate or knowingly encourage or facilitate, or take any other action designed to, or that could reasonably be expected to facilitate (including by way of furnishing non-public information) any inquiries with respect to an Acquisition Proposal, or (ii) initiate, participate in or knowingly encourage any discussions or negotiations or otherwise knowingly cooperate in any way with any Person regarding an Acquisition Proposal; provided, however, that, at any time prior to obtaining the approval of the Merger by TFC’s shareholders, if TFC receives a bona fide Acquisition Proposal that the TFC Board of Directors determines in good faith constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below) that was not solicited after the date hereof and did not otherwise result from a breach of TFC’s obligations under this Section 5.06, TFC may furnish, or cause to be furnished, non-public information with respect to TFC and its Subsidiaries to the Person who made such proposal (provided that all such information has been provided to ONB prior to or at the same time it is provided to such Person) and may participate in discussions and negotiations regarding such proposal if (A) the TFC Board of Directors determines in good faith, and following consultation with financial advisors and outside legal counsel, that failure to do so would be reasonably likely to result in a breach of its fiduciary duties to TFC’s shareholders under applicable law and (B) prior to taking such action, TFC has used its best reasonable efforts to enter into a confidentiality agreement with respect to such proposal that contains a standstill agreement on customary terms. Without limiting the foregoing, it is agreed that any violation of the restrictions contained in the first sentence of this Section 5.06 by any representative (including KBW) of TFC or its Subsidiaries shall be a breach of this Section 5.06 by TFC.

(c) Neither the TFC Board of Directors nor any committee thereof shall (or shall agree or resolve to) (i) fail to make, withdraw or modify in a manner adverse to ONB or propose to withdraw or modify in a manner adverse to ONB (or take any action inconsistent with) the recommendation by such TFC Board of Directors or any such committee of this Agreement or the Merger, or approve or recommend, or propose to recommend, the approval or recommendation of any Acquisition Proposal (any of the foregoing being referred to herein as an “Adverse Recommendation Change”), or (ii) cause or permit TFC or TBT to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (each, an “Acquisition Agreement”) constituting or related to, or which is intended to or would be reasonably likely to lead to, any Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.06(b)). Notwithstanding the foregoing, at any time prior to the special meeting of TFC’s shareholders to approve the Merger, the TFC Board of Directors may, in response to a Superior Proposal, effect an Adverse Recommendation Change; provided, that the TFC Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to do so would be reasonably likely to result in a breach of its fiduciary duties to the shareholders of TFC under applicable Law, and provided, further, that the TFC Board of Directors may not effect such an Adverse Recommendation Change unless (A) the TFC Board shall have first provided prior written notice to ONB (an “Adverse Recommendation Change Notice”) that it is prepared to effect an Adverse Recommendation Change in response to a Superior Proposal, which notice shall, in the case of a Superior Proposal, attach the most current version of any proposed written agreement or letter of intent relating to the transaction that constitutes such Superior Proposal (it being understood that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new notice and a new five business day period) and (ii) ONB does not make, within five business days after receipt of such notice, a proposal that would, in the reasonable good faith judgment of the TFC Board of Directors (after consultation with financial advisors and outside legal counsel), cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal or that the Adverse Recommendation Change is no longer required to comply with the TFC Board’s fiduciary duties to the shareholders of TFC under applicable law. TFC agrees that, during the five business day period prior to its effecting an Adverse Recommendation Change, TFC and its officers, directors and representatives shall negotiate in good faith with ONB and its officers, directors, and representatives regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by ONB.

(d) In addition to the obligations of TFC set forth in paragraphs (a), (b) and (c) of this Section 5.06, TFC shall as promptly as possible, and in any event within two business days after TFC first obtains knowledge of the receipt thereof, advise ONB orally and in writing of (i) any Acquisition Proposal or any request for information that TFC reasonably believes could lead to or contemplates an Acquisition Proposal or (ii) any inquiry TFC reasonably believes could lead to any Acquisition Proposal, the terms and conditions of such Acquisition Proposal, request or inquiry (including any subsequent amendment or other modification to such terms and conditions) and the identity of the Person making any such Acquisition Proposal or request or inquiry. In connection with any such Acquisition Proposal, request or inquiry, if there occurs or is presented to TFC any offer, material change, modification or development to a previously made offer, letter of intent or any other material development, TFC (or its outside counsel) shall (A) advise and confer with ONB (or its outside counsel) regarding the progress of negotiations concerning any Acquisition Proposal, the material resolved and unresolved issues related thereto and the material terms (including material amendments or proposed amendments as to price and other material terms) of any such Acquisition Proposal, request or inquiry, and (B) promptly upon receipt or delivery thereof provide ONB with true, correct and complete copies of any document or communication related thereto.

(e) Nothing contained in this Section 5.06 shall prohibit TFC from at any time taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the 1934 Act or from making any other disclosure to its shareholders or in any other regulatory filing if, in the good faith judgment of the TFC Board of Directors, after consultation with its outside counsel, failure to so disclose would be reasonably likely to result in a breach of their or TFC’s obligations under applicable law.

(f) For purposes of this Agreement, “Acquisition Proposal” shall mean (i) any inquiry, proposal or offer from any Person or group of Persons (other than as contemplated by this Agreement) relating to, or that could reasonably be expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of (A) assets or businesses that constitute 20% or more of the revenues, net income or assets of TFC and its Subsidiaries, taken as a whole, or (B) 20% or more of any class of equity securities of TFC or any of its Subsidiaries; (ii) any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 20% or more of any class of equity securities of TFC or any of its Subsidiaries; (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving TFC, TBT or any of its other Subsidiaries pursuant to which any Person or the shareholders of any Person would own 20% or more of any class of equity securities of TFC, TBT, or any of TFC’s other Subsidiaries or of any resulting parent company of TFC or TBT; or (iv) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or that could reasonably be expected to dilute materially the benefits to ONB of the transactions contemplated hereby, other than the transactions contemplated hereby. For purposes of this Section 5.06, a “Person” shall include a natural Person, or any legal, commercial, or Governmental Authority, including, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any Person acting in a representative capacity.

(g) For purposes of this Agreement, “Superior Proposal” shall mean any Acquisition Proposal (but changing the references to “20% or more” in the definition of “Acquisition Proposal” to “50% or more”) that the TFC Board determines in good faith (after having received the advice of its financial advisors and outside legal counsel), to be (i) more favorable to the shareholders and other constituencies of TFC, including, but not limited to, from a financial point of view, than the Merger (taking into account all the terms and conditions of such proposal and this Agreement (including any break-up fees, expense reimbursement provisions and conditions to consummation and any changes to the financial terms of this Agreement proposed by ONB in response to such offer or otherwise)) and (ii) reasonably capable of being completed without undue delay taking into account all financial, legal, regulatory and other aspects of such proposal.

5.07 Press Releases. Unless prior notice and comment is not possible or practicable as the result of applicable law or any listing or exchange rule, neither TFC nor ONB will issue any press or news releases or make any other public announcements or disclosures relating to the Merger without providing a final copy of such press or news release to the other party and providing such party with a reasonable opportunity to comment on such press or news release.

5.08 Material Changes to Disclosure Schedules. TFC shall promptly supplement, amend and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the TFC Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the TFC Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of TFC contained herein materially incorrect, untrue or misleading. No such supplement, amendment or update shall become part of the TFC Disclosure Schedule unless ONB shall have first consented in writing with respect thereto.

5.09 Access; Information. ONB and TFC, and their representatives and agents, shall, upon reasonable notice to the other party, in a manner not inconsistent with the Guidelines, at all times during normal business hours prior to the Effective Time, have full and continuing access to the properties, facilities, operations, books and records of the other party. ONB and TFC, and their representatives and agents may, prior to the Effective Time, make or cause to be made such reasonable investigation of the operations, books, records and properties of the other party and their Subsidiaries and of their financial and legal condition as deemed necessary or advisable to familiarize themselves with such operations, books, records, properties and other matters; provided, however, that such access or investigation shall not interfere unnecessarily with the normal business operations of TFC or ONB or either of their Subsidiaries. Upon request, TFC and ONB will furnish the other party or its representatives or agents, their attorneys’ responses to external auditors requests for information, management letters received from their external auditors and such financial, loan and operating data and other information reasonably requested by ONB or TFC which has been or is developed by the other party, its auditors, accountants or attorneys (provided with respect to attorneys, such disclosure would not result in the waiver by the other party of any claim of attorney-client privilege), and will permit ONB or TFC or their representatives or agents to discuss such information directly with any individual or firm performing auditing or accounting functions for TFC or ONB, as applicable, and such auditors and accountants will be directed to furnish copies of any reports or financial information as developed to ONB or TFC or its representatives or agents, as applicable. No investigation by ONB or TFC shall affect the representations and warranties made by TFC or ONB herein. Any confidential information or trade secrets received by ONB, TFC or their representatives or agents in the course of such examination will be treated confidentially, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing such confidential information or trade secrets or both shall be destroyed by ONB or TFC, as applicable, or at ONB’s or TFC’s request, returned to ONB or TFC, as applicable, in the event this Agreement is terminated as provided in Article VIII hereof. Additionally, any confidential information or trade secrets received by ONB or TFC, or either of their agents or representatives in the course of their examinations (whether conducted prior to or after the date of this Agreement) shall be treated confidentially and in accordance with the Confidentiality Agreement (as defined in Section 11.09 hereof). This Section 5.09 will not require the disclosure of any information to ONB or TFC which would be prohibited by law. The ability of ONB or TFC to consult with any tax advisor (including a tax advisor independent from all other entities involved in the transactions contemplated hereby) shall not be limited by this Agreement in any way, provided that any such tax advisor is otherwise subject to and is bound by this Section 5.09. Notwithstanding anything herein to the contrary (other than the preceding sentence), except as reasonably necessary to comply with applicable securities laws, ONB and TFC (and each employee, representative or agent of ONB and TFC) may disclose to any and all Persons, without limitation of any kind, the tax treatment (as defined in Treas. Reg. § 1.6011-4) of the transactions contemplated hereby and all materials of any kind (including opinions or other tax analyses) that are or have been provided to ONB or TFC relating to such tax structure, provided that, in the case of any materials that contain information other than the tax treatment or tax structure of the transactions contemplated hereby (including, but not limited to, any information relating to the pricing or any cost of the transactions contemplated hereby or the identity of any party to the transactions contemplated hereby), this sentence shall apply to such materials only to the extent that such materials contain the tax treatment or tax structure of the transactions contemplated hereby and ONB and TFC shall take all action necessary to prevent the disclosure of such other information as otherwise provided herein. The immediately preceding sentence shall not be effective until the earliest of (a) the date of the public announcement of discussions relating to any of the transactions contemplated hereby, (b) the date of the public announcement of any of the transactions contemplated hereby or (c) the date of the execution of an agreement, with or without conditions, to enter into any of the transactions contemplated hereby.

5.10 Financial Statements. As soon as reasonably available after the date of this Agreement, TFC will deliver to ONB any additional audited consolidated financial statements which have been prepared on its behalf or at its direction, the monthly consolidated unaudited balance sheets and profit and loss statements of TFC prepared for its internal use, TBT’s Call Reports for each quarterly period completed prior to the Effective Time, and all other financial reports or statements submitted to regulatory authorities after the date hereof, to the extent permitted by law (collectively, “Subsequent TFC Financial Statements”). The Subsequent TFC Financial Statements will be prepared on a basis consistent with past accounting practices and GAAP to the extent applicable and shall present fairly the financial condition and results of operations as of the dates and for the periods presented (except in the case of unaudited financials or Call Report information for the absence of notes and/or year-end adjustments). The Subsequent TFC Financial Statements, including the notes thereto, will not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render such financial statements inaccurate, incomplete or misleading in any material respect. As soon as internally available after the date of this Agreement, ONB will deliver to TFC any additional audited consolidated financial statements which have been prepared on its behalf or at its direction and the quarterly consolidated unaudited balance sheets and profit and loss statements of ONB (collectively, “Subsequent ONB Financial Statements”). The Subsequent ONB Financial Statements will be prepared on a basis consistent with past accounting practices and GAAP to the extent applicable and shall present fairly the financial condition and results of operations as of the dates and for the periods presented (except in the case of unaudited financials or Call Report information for the absence of notes and/or year-end adjustments). The Subsequent ONB Financial Statements, including the notes thereto, will not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render such financial statements inaccurate, incomplete or misleading in any material respect.

5.11 Environmental.

(a) If requested by ONB, TFC will cooperate with an environmental consulting firm designated by ONB in connection with the conduct by such firm of a phase one and/or phase two environmental investigation on all real property owned or leased by TFC or any of its Subsidiaries as of the date of this Agreement, and any real property acquired or leased by TFC or any of its Subsidiaries after the date of this Agreement. ONB shall be responsible for the costs of the phase ones and, if any phase twos are determined to be advisable by the environmental consulting firm, TFC and ONB shall each be responsible for 50% of the costs of the phase twos.

(b) If the environmental consultant’s good faith estimate, based upon the results of the environmental studies and other diligence conducted by the environmental consultant, of the dollar amount, if any, that TFC and its Subsidiaries would be required to expend under applicable Environmental Laws for clean-up, remediation and penalties relating to pollutants, contaminants, wastes, toxic substances, petroleum, petroleum products and any other materials regulated under the Environmental Laws with respect to TFC or its Subsidiaries owned or leased real properties or any adjoining properties, is in excess of $1.5 million, then ONB shall have the right to terminate this Agreement pursuant to Section 8.01(c)(iv), which termination shall be ONB’s sole remedy in such event.

5.12 Governmental Reports and Shareholder Information. Promptly upon its becoming available, TFC shall furnish to ONB one (1) copy of each financial statement, report, notice, or proxy statement sent by TFC to any Governmental Authority or to TFC’s shareholders generally and of each SEC Report filed by TFC, and of any order issued by any Governmental Authority in any proceeding to which TFC is a party. For purposes of this Agreement, “Governmental Authority” shall mean any government (or any political subdivision or jurisdiction thereof), court, bureau, agency or other governmental entity having or asserting jurisdiction over the applicable party or its business, operations or properties.

5.13 Adverse Actions. TFC shall not knowingly take any action that is intended or is reasonably likely to result in (a) any of its representations and warranties set forth in this Agreement being or becoming untrue in any respect at any time at or prior to the Effective Time, subject to the standard set forth in Section 7.01(a), (b) any of the conditions to the Merger set forth in Article VII not being satisfied, (c) a material violation of any provision of this Agreement or (d) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

5.14 Employee Benefits. Except as contemplated by Section 6.03(j) hereof, neither the terms of Section 6.03 hereof nor the provision of any employee benefits by ONB or any of its Subsidiaries to employees of TFC or any of its Subsidiaries shall: (a) create any employment contract, agreement or understanding with or employment rights for, or constitute a commitment or obligation of employment to, any of the officers or employees of TFC or any of its Subsidiaries; or (b) prohibit or restrict ONB or its Subsidiaries, whether before or after the Effective Time, from changing, amending or terminating any employee benefits provided to its employees from time to time.

5.15 Disposition Welfare Benefit and Code Section 125 Plans. All welfare benefit (health, dental/vision, life/AD&D, LTD), and Internal Revenue Code Section 125, or “cafeteria,” plans currently sponsored by TFC shall continue as separate plans after the Effective Time, until such time as ONB determines, in its sole discretion, that it will terminate any or all of such plans.

As of the Effective Time TFC shall take, or cause to be taken, all actions necessary to assign any and all applicable group insurance policies to ONB and to provide ONB all necessary financial, enrollment, eligibility, contractual and other information related to its welfare benefit and cafeteria plans to assist ONB in the administration of such plans.

From the date of this Agreement through the Effective Time TFC shall continue to: (i) pay the applicable insurance premiums necessary to continue the benefits under TFC’s fully insured welfare benefit plans; (iii) accrue, as an expense, in accordance with past practice, monthly amounts to be used to satisfy claims under its self-insured dental and short-term disability plans and (iii) contribute to the cafeteria plan the pre-tax amounts which the cafeteria plan participants elect to defer from compensation.

As of the date of any future termination of the TFC cafeteria plan, the balances in the health and dependent care flexible spending accounts thereunder shall be transferred to the ONB cafeteria plan, and the benefit and compensation deferral elections in effect at that time shall be continued under the ONB cafeteria plan, subject to subsequent changes as provided in the ONB plan. All benefit payments related to the transferred balances shall be made in accordance with the ONB cafeteria plan.

5.16 Nonqualified Plans. TFC or any Subsidiary, as applicable, shall terminate each nonqualified deferred compensation plan for employees and/or directors sponsored by TFC or any Subsidiary in accordance with Treasury Regulation §1.409A-3(j)(4)(ix)(B). Accrued benefits under the plans will be distributed on, or prior to, the Closing Date.

5.17 TFC Incentive Plans. TFC or any Subsidiary shall continue all incentive and/or bonus plans through December 31, 2013. All incentive or bonus compensation which is earned based on performance metrics achieved under those plans as of December 31, 2013 shall be paid in a lump sum on March 15, 2014, unless historically the incentive or bonus compensation has been paid sooner in which case it will be paid at the same time as historical practice. Effective January 1, 2014, employees of TFC or any Subsidiary who are covered by an incentive and/or bonus plan will continue to be covered by either a TFC or Subsidiary incentive or bonus plan, or an ONB or ONB subsidiary incentive or bonus plan, as determined by ONB in its sole discretion. To the extent ONB determines not to cover any TFC or Subsidiary employee under a TFC or Subsidiary incentive or bonus plan, that plan will be terminated effective as of the later of the date of such determination or December 31, 2013.

5.18 Supplemental Executive Retirement Plan. TFC or any Subsidiary, as applicable, shall accelerate payment under the terminated Supplemental Executive Retirement Plan (“SERP”) sponsored by TFC or any Subsidiary in accordance with Treasury Regulation §1.409A-3(j)(4)(ix)(B). Accrued benefits under the SERP will be distributed on the Closing Date.

5.19 TFC 401(k) Plan. Prior to the Effective Time:

(a) TFC, by resolution of its directors, shall terminate the 401(k) Plan as of the day before the Effective Time. The account balances of the TFC 401(k) Plan participants, including any alternate payees or beneficiaries of deceased participants, including any accrued but unpaid contributions, as determined by the TFC 401(k) Plan administrator, shall thereafter be distributed or otherwise transferred in accordance with the applicable plan termination provisions of the TFC 401(k) Plan, as soon as administratively feasible following the plan termination date.

(b) TFC shall continue to make all non-discretionary employer contributions which it is required to make to the TFC 401(k) Plan, including, but not limited to, elective deferral contributions of those TFC 401(k) Plan participants who are employed by TFC or its Subsidiaries. In addition, TFC shall continue in full force and effect, until the Effective Time: (i) the fidelity bond, if any, issued to TFC as described in ERISA Sec. 4.12; and (ii) the ERISA fiduciary liability insurance policy currently in effect, if any, for the benefit of the covered fiduciaries of the TFC 401(k) Plan.

5.20 Prohibition Against Further Stock Option Grants. From and after the date of this Agreement TFC shall not award any additional grants or awards of any kind under any of the TFC Stock Option Plans.

5.21 Short-Swing Trading Exception. TFC’s Board of Directors shall adopt such resolutions as are necessary to cause any shares of TFC Common Stock owned by executive officers and directors of TFC and canceled in the Merger to qualify for the exemptions provided in Rule 16b-3(d) under the 1934 Act.

5.22 Trust Preferred Securities. TFC shall cooperate with ONB and use commercially reasonable efforts to execute and deliver such instruments and take such actions as may be required or necessary prior to the Effective Time for ONB to assume at the Effective Time the obligations of TFC under any indenture or other agreement to which TFC is a party with respect to trust preferred securities that are identified on the TFC Disclosure Schedule, including but not limited to executing and delivering one or more supplemental indentures and providing any required opinions of counsel to the applicable trustees.

5.23 Tower Bank. Prior to the Effective Time, TFC shall cause TBT to cooperate with ONB and take such action as reasonable necessary to (i) reconstitute the directors and officers of TBT as of the Effective Time to be the same as the directors and officers of Old National Bank at the Effective Time; and (ii) if requested by ONB, amend the Articles of Incorporation and By-Laws of TBT as of the Effective Time.

5.24 Tower Trust Company. Prior to the Effective Time, TBT shall, and shall cause Tower Trust Company to, cooperate with ONB and take such action as reasonable necessary to (i) reconstitute the directors and officers of Tower Trust Company as of the Effective Time to be the same as the directors and officers of Old National Trust Company at the Effective Time; (ii) if requested by ONB, amend the Articles of Incorporation and By-Laws of Tower Trust Company as of the Effective Time; and (iii) take any action reasonably requested by ONB to allow for the merger or other business combination involving Tower Trust Company and an affiliate of ONB at or following the Effective Time.

5.25 Written Opinion of Financial Advisor. TFC shall receive within ten (10) days of this Agreement the written fairness opinion of KBW that the Merger Consideration is fair to TFC from a financial point of view.

ARTICLE VI.

COVENANTS OF ONB

ONB covenants and agrees with TFC as follows:

6.01 Other Approvals. ONB shall have primary responsibility for the preparation, filing and costs of all bank regulatory applications require for consummation of the Merger, and shall file such applications within 60 days after the execution of this Agreement. ONB shall provide to TFC’s counsel copies of all applications filed and copies of all material written communications with all state and federal bank regulatory agencies relating to such applications. ONB shall proceed expeditiously, cooperate fully and use its best efforts to procure, upon terms and conditions reasonably acceptable to ONB, all consents, authorizations, approvals, registrations and certificates, to complete all filings and applications and to satisfy all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

6.02 SEC Registration.

(a) ONB shall file with the SEC as promptly as practicable and in the most expeditious manner practicable a Registration Statement on an appropriate form under the 1933 Act covering the shares of ONB Common Stock to be issued pursuant to this Agreement and shall use its best reasonable efforts to cause the same to become effective and thereafter, until the Effective Time or termination of this Agreement, to keep the same effective and, if necessary, amend and supplement the same. Such Registration Statement and any amendments and supplements thereto are referred to in this Agreement as the “Registration Statement.” The Registration Statement shall include a proxy statement-prospectus reasonably acceptable to ONB and TFC, prepared for use in connection with the meeting of shareholders of TFC referred to in Section 5.01 hereof, all in accordance with the rules and regulations of the SEC. ONB shall, as soon as practicable after filing the Registration Statement, make all filings required to obtain all blue sky exemptions, authorizations, consents or approvals required for the issuance of ONB Common Stock.

(b) Any materials or information provided by ONB for use in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.

(c) ONB will use reasonable best efforts to list for trading on the NASDAQ Global Market (subject to official notice of issuance) prior to the Effective Time, the shares of ONB Common Stock to be issued in the Merger.

6.03 Employee Benefit Plans.

(a) ONB shall make available to the officers and employees of TFC or any Subsidiary who continue as employees of TFC or any Subsidiary after the Effective Time (“Continuing Employees”), substantially the same employee benefits, including severance benefits, on substantially the same terms and conditions as ONB offers to similarly situated officers and employees. Continuing Employees will receive credit for prior service with TFC or its Subsidiaries, or their predecessors, for purposes of eligibility and vesting under the employee benefit plans of ONB and its Subsidiaries. To the extent that ONB determines, in its sole discretion, that TFC’s employee benefit plans should be terminated, Continuing Employees shall become eligible to participate in ONB’s employee benefit plans as soon as reasonably practicable after termination. In the event that ONB determines, in its sole discretion, to terminate the TFC health plan, retirees of TFC and any Subsidiary who are participating in the TFC health plan as of the date it is terminated (“Eligible Retirees”) will be eligible to participate in the ONB health plans in accordance with terms of the ONB health plans. Continuing Employees who become covered under the health or dental plans of ONB, and shall not be subject to any waiting periods or additional pre-existing condition limitations under the health and dental plans of ONB or its Subsidiaries in which they are eligible to participate than they otherwise would have been subject to under the health and dental plans of TFC. Eligible Retirees who become covered under the health plans of ONB shall not be subject to any waiting periods or additional pre-existing condition limitations under the health plans of ONB or its Subsidiaries in which they are eligible to participate than they otherwise would have been subject to under the health plan of TFC. To the extent that the initial period of coverage for Continuing Employees or any Eligible retirees under age 65 under any such ONB employee benefit plans is not a full 12-month period of coverage, Continuing Employees and any Eligible Retirees under age 65 shall be given credit under the applicable plan for any deductibles and co-insurance payments made by such Continuing Employees and any Eligible Retirees under age 65 under the corresponding TFC plan during the balance of such 12-month period of coverage provided that ONB can obtain, in a manner satisfactory to ONB, as determined in its sole discretion, the necessary data.

(b) As of the Effective Time, subject to applicable law and the requirements of the Old National Bancorp Employee Stock Ownership and Savings Plan (“ONB KSOP”), ONB shall amend as necessary the ONB KSOP so that, (i) from and after the Effective Time, Continuing Employees will accrue benefits pursuant to the ONB KSOP, and (ii) Continuing Employees participating in the ONB KSOP shall receive credit for eligibility and vesting purposes, for the service of such employees with TFC and its Subsidiaries or their predecessors prior to the Effective Time, as if such service were with ONB or its Subsidiaries.

(c) In accordance with Section 6.03(a) hereof, after the Effective Time, ONB shall continue to maintain all employee welfare benefit, and cafeteria plans currently in effect at the Effective Time, until such time as ONB determines, in its sole discretion, to modify or terminate any or all of those plans. Claims incurred under the employee welfare benefit and cafeteria plans prior to plan termination shall be paid in accordance with the applicable plan’s claim submission procedures and deadlines.

(d) All Continuing Employees shall be subject to ONB’s vacation policy as of the Effective Time.

(e) After the Effective Time, mileage for Continuing Employees’ business-related travel shall be reimbursed according to ONB’s reimbursement policy for mileage, consistent with the applicable provisions of the Code.

(f) After the Effective Time, TFC’s sick time policy shall terminate and all Continuing Employees shall be subject to ONB’s sick time policy. Notwithstanding the foregoing, all accrued and unpaid sick time of employees of TFC and its Subsidiaries at the Effective Time, up to but not beyond one hundred and sixty (160) hours per Continuing Employee, shall be carried over to ONB’s sick time policy.

(g) After the Effective Time, ONB shall continue to maintain and administer, in accordance with the provisions thereof, the TFC Stock Option Plans until such time as all options granted or awarded thereunder as of the Effective Time have been exercised or lapse, whichever occurs first.

(h) Until the Effective Time, TFC or a Subsidiary of TFC, whichever is applicable, shall be liable for all obligations for continued health coverage pursuant to Section 4980B of the Code and Section 601 through 609 of ERISA (“COBRA”) for eligible employees who incur a qualifying event before the Effective Time. ONB or an ONB Subsidiary, whichever is applicable, shall after the Effective Time be liable for (i) all obligations for continued health coverage under COBRA with respect to each qualified beneficiary of TFC or a Subsidiary of TFC who incurs a termination on and after the Effective Time, and (ii) for continued health coverage under COBRA from and after the Effective Time for each qualified beneficiary of TFC or a Subsidiary of TFC who incurs a qualifying event before the Effective Time.

(i) Notwithstanding any contrary provision of ONB’s Severance Pay Plan (the “Severance Policy”), for purposes of calculating the severance benefits payable under the Severance Policy, each TFC Employee shall be given full credit for prior years of employment with TFC or a Subsidiary of TFC.

(j) As of the Effective Time, ONB shall assume all obligations under the Employment Agreements, Change in Control Agreements and Retention Agreements between a Subsidiary and those individuals specified in Schedule 6.03(j).

6.04 Adverse Actions. ONB shall not knowingly take any action that is intended or is reasonably likely to result in (a) any of its representations and warranties set forth in this Agreement being or becoming untrue in any respect at any time at or prior to the Effective Time, subject to the standard set forth in Section 7.02(b), (b) any of the conditions to the Merger set forth in Article VII not being satisfied, (c) a material violation of any provision of this Agreement or (d) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

6.05 D&O Insurance. ONB shall cause the individuals serving as officers and directors of TFC and TBT immediately before the Effective Time to be covered for a period of one (1) year from the Effective Time by the directors’ and officers’ liability insurance policy maintained by TFC (provided that ONB may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous to such officers and directors than such policy) with respect to acts or omissions occurring before the Effective Time; provided, further, that in no event shall ONB be required to expend pursuant to this Section 6.05 more than an amount per year equal to 150% of the annual premiums paid by TFC as of the Effective Time for such insurance; provided, however, that if the cost exceeds such limit, ONB shall use its reasonable efforts to obtain as much comparable insurance as is available for the Insurance Amount.

6.06 Short-Swing Trading Exemption. Prior to the Closing Date, the Board of Directors of ONB shall adopt such resolutions as necessary to cause any shares of ONB Common Stock to be received by executive officers and directors of TFC as part of the Merger Consideration to qualify for the exemptions provided in Rule 16b-3(d) under the 1934 Act.

6.07 Material Changes to ONB Disclosure Schedules. ONB shall promptly supplement, amend and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the ONB Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the ONB Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of ONB contained herein materially incorrect, untrue or misleading. No such supplement, amendment or update shall become part of the ONB Disclosure Schedule unless TFC shall have first consented in writing with respect thereto.

6.08 Governmental Report and Shareholder Information. Promptly upon its becoming publicly available, ONB shall furnish to TFC one (1) copy of each financial statement, report, notice, or proxy statement sent by ONB to any Governmental Authority or to ONB’s shareholders generally and of each SEC Report filed by ONB with the SEC or any successor agency, and of any order issued by any Governmental Authority in any proceeding to which ONB is a party.

ARTICLE VII.

CONDITIONS PRECEDENT TO THE MERGER

7.01 ONB. The obligation of ONB to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by ONB:

(a) Representations and Warranties at Effective Time. Each of the representations and warranties of TFC contained in this Agreement shall be true, accurate and correct in all material respects at and as of the Effective Time as though such representations and warranties had been made or given on and as of the Effective Time (except that representations and warranties that by their express terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date); provided that no representation or warranty of TFC, except for Section 3.03(a) hereof, shall be deemed untrue, inaccurate or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representations or warranty of TFC, has had or would result in a Material Adverse Effect on TFC.

(b) Covenants. Each of the covenants and agreements of TFC shall have been fulfilled or complied with in all material respects from the date of this Agreement through and as of the Effective Time.

(c) Deliveries at Closing. ONB shall have received from TFC at the Closing (as hereinafter defined) the items and documents, in form and content reasonably satisfactory to ONB, set forth in Section 10.02(b) hereof.

(d) Registration Statement Effective. ONB shall have registered its shares of ONB Common Stock to be issued to shareholders of TFC in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and blue sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by ONB. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened.

(e) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby (“Regulatory Approvals”) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which the Board of Directors of ONB reasonably determines in good faith would (i) following the Effective Time, have a Material Adverse Effect on TFC or (ii) reduce the benefits of the transactions contemplated hereby to such a degree that ONB would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.

(f) Shareholder Approval. The shareholders of TFC shall have approved and adopted this Agreement as required by applicable law and its Articles of Incorporation.

(g) Officers’ Certificate. TFC shall have delivered to ONB a certificate signed by its President and its Secretary, dated as of the Effective Time, certifying that: (i) the representations and warranties of TFC contained in Article III are true, accurate and correct in all respects on and as of the Effective Time, subject to the standard specified in Section 7.01(a) above; (ii) all the covenants of TFC have been complied with in all material respects from the date of this Agreement through and as of the Effective Time; and (iii) TFC has satisfied and fully complied with all conditions necessary to make this Agreement effective as to it.

(h) Tax Opinion. The Board of Directors of ONB shall have received a written opinion of the law firm of Krieg DeVault LLP, dated as of the Effective Time, in form and content reasonably satisfactory to ONB, to the effect that the Merger to be effected pursuant to this Agreement will constitute a tax-free reorganization under the Code (as described in Section 1.03 hereof) to each party hereto and to the shareholders of TFC, except with respect to cash received by the shareholders of TFC for fractional shares resulting from application of the

Exchange Ratio and pursuant to Section 2.03 hereof. In rendering such opinion, counsel may require and rely upon customary representation letters of the parties hereto and rely upon customary assumptions.

(i) 280G Opinion. ONB shall have received a letter of tax advice, in a form satisfactory to ONB, from TFC’s outside, independent certified public accountants to the effect that any amounts that are paid by TFC before the Effective Time, or required under TFC’s Plans or this Agreement to be paid at or after the Effective Time, to Persons who are disqualified individuals in respect of TFC, its Subsidiaries or their successors, and that otherwise should be allowable as deductions for federal income tax purposes, should not be disallowed as deductions for such purposes by reason of Section 280G of the Code.

(j) Material Proceedings. None of ONB, TFC, or either of their Subsidiaries, shall be subject to any statute, rule, regulation, injunction, order or decree, which shall have been enacted, entered, promulgated or enforced, which prohibits, prevents or makes illegal completion of the Merger, and no material claim, litigation or proceeding shall have been initiated or threatened relating to the Agreement or the Merger or seeking to prevent the completion of the Merger.

(k) Listing. The shares of ONB Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ Global Market, subject to official notice of issuance.

(l) Delinquent Loans. As of the tenth (10th) day prior to the Effective Time (the “Computation Date”), TFC shall not hold TFC Delinquent Loans in an amount in excess of $24 million. “TFC Delinquent Loans” shall mean the total of (i) all loans with principal or interest that are 30 to 89 days past due, (ii) all Loans with principal or interest that are at least 90 days past due and still accruing, (iii) all Loans with principal or interest that are nonaccruing, (iv) restructured and impaired Loans, including Loans reported as troubled debt restructurings (“TDRs”), or in accordance with bank regulatory guidance should be reported as TDRs, (v) other real estate owned and other repossessed assets, (vi) net charge offs from the date of this Agreement through the Computation Date, and (vii) write-downs of other real estate owned and other repossessed assets from the date of this Agreement through the Computation Date.

(m) TFC Consolidated Shareholders’ Equity. As of the end of the month prior to the Effective Time, the TFC Consolidated Shareholders’ Equity (as such term is defined below), shall not be less than $57,117,844. “TFC Consolidated Shareholders’ Equity” shall be the consolidated shareholders’ equity of TFC excluding the net accumulated other comprehensive income/(loss), each as of the Computation Date, determined in accordance with GAAP to which shall be added the following amounts (which amounts shall also be calculated in accordance with GAAP): (i) any accruals, reserves, or charges resulting from expenses of the Merger and other transactions contemplated by this Agreement, and (ii) any accruals, reserves or charges taken by TFC at the request of ONB pursuant to Section 5.05 hereof.

7.02 TFC. The obligation of TFC to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by TFC:

(a) Representations and Warranties at Effective Time. Each of the representations and warranties of ONB contained in this Agreement shall be true, accurate and correct in all material respects on and as of the Effective Time as though the representations and warranties had been made or given at and as of the Effective Time (except that representations and warranties that by their express terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date); provided that no representation or warranty of ONB shall be deemed untrue, inaccurate or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representations or warranty of ONB, has had or would result in a Material Adverse Effect on ONB.

(b) Covenants. Each of the covenants and agreements of ONB shall have been fulfilled or complied with in all material respects from the date of this Agreement through and as of the Effective Time.

(c) Deliveries at Closing. TFC shall have received from ONB at the Closing the items and documents, in form and content reasonably satisfactory to TFC, listed in Section 10.02(a) hereof.

(d) Registration Statement Effective. ONB shall have registered its shares of ONB Common Stock to be issued to shareholders of TFC in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and Blue Sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by ONB. The Registration Statement with respect thereto shall have been declared effective by the ONB and no stop order shall have been issued or threatened.

(e) Regulatory Approvals. All Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.

(f) Shareholder Approvals. The shareholders of TFC shall have approved and adopted this Agreement as required by applicable law and such entity’s Articles of Incorporation.

(g) Officers’ Certificate. ONB shall have delivered to TFC a certificate signed by its Chairman or President and its Secretary, dated as of the Effective Time, certifying that: (i) the representations and warranties of ONB contained in Article IV are true, accurate and correct in all respects on and as of the Effective Time, subject to the standard specified in Section 7.02(a) above; (ii) all the covenants of ONB have been complied with in all material respects from the date of this Agreement through and as of the Effective Time; and (iii) ONB has satisfied and fully complied with all conditions necessary to make this Agreement effective as to it.

(h) Tax Opinion. The Board of Directors of TFC shall have received a written opinion of the law firm of Krieg DeVault LLP, dated as of the Effective Time, in form and content reasonably satisfactory to TFC, to the effect that the Merger to be effected pursuant to this Agreement will constitute a tax-free reorganization under the Code (as described in Section 1.03 hereof) to each party hereto and to the shareholders of TFC, except with respect to cash received by the shareholders of TFC for fractional shares resulting from application of the Exchange Ratio and pursuant to Section 2.03 hereof. In rendering such opinion, counsel may require and rely upon customary representation letters of the parties hereto and rely upon customary assumptions.

(i) Listing. The shares of ONB Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ Global Market, subject to official notice of issuance.

(j) Material Proceedings. None of ONB, TFC, or any Subsidiary of ONB or TFC, shall be subject to any statute, rule, regulation, injunction, order or decree, which shall have been enacted, entered, promulgated or enforced, which prohibits, prevents or makes illegal completion of the Merger, and no material claim, litigation or proceeding shall have been initiated or threatened relating to the Agreement or the Merger or seeking to prevent the completion of the Merger.

ARTICLE VIII.

TERMINATION OF MERGER

8.01 Termination. This Agreement may be terminated and abandoned at any time prior to the Closing Date, only as follows:

(a) by the mutual written consent of ONB and TFC;

(b) by either of TFC or ONB by written notice to the other:

(i) if the Agreement and the Merger are not approved by the requisite vote of the shareholders of TFC at the meeting of shareholders of TFC contemplated in Section 5.01;

(ii) if any Governmental Authority of competent jurisdiction shall have issued an order, decree, judgment or injunction or taken any other action that permanently restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Merger, and such order, decree, judgment, injunction or other action shall have become final and non-appealable or if any consent or approval of any Governmental Authority whose consent or approval is required to consummate the Merger has been denied and such denial has become final and non-appealable; or

(iii) if the consummation of the Merger shall not have occurred on or before June 30, 2014 (the “Outside Date”), except as extended by mutual agreement of the parties; provided that the right to terminate this Agreement under this Section 8.01(b)(iv) shall not be available to any party whose breach of any provision of this Agreement causes the failure of the Merger to occur on or before the Outside Date;

(c) by written notice from ONB to TFC, if:

(i) any event shall have occurred which is not capable of being cured prior to the Outside Date and would result in any condition set forth in Section 7.01 not being satisfied prior to the Outside Date;

(ii) TFC breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.01, and such condition is incapable of being satisfied by the Outside Date or such breach has not been cured by TFC within 20 business days after TFC’s receipt of written notice of such breach from ONB;

(iii) there has been a Material Adverse Effect on TFC on a consolidated basis as of the Effective Time, as compared to that in existence as of the date of this Agreement; or

(iv) ONB elects to exercise its right to terminate pursuant to Section 5.11.

(d) by written notice from TFC to ONB if:

(i) any event shall have occurred which is not capable of being cured prior to the Outside Date and would result in any condition set forth in Section 7.02 not being satisfied prior to the Outside Date;

(ii) ONB breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.02 and such condition is incapable of being satisfied by the Outside Date or such breach has not been cured by ONB within 20 business days after ONB’s receipt of written notice of such breach from TFC; or

(iii) there has been a Material Adverse Effect on ONB on a consolidated basis as of the Effective Time, as compared to that in existence as of the date of this Agreement.

(e) by written notice of ONB to TFC:

(i) if the TFC Board of Directors shall fail to include its recommendation to approve the Merger in the proxy statement/prospectus;

(ii) in the event of an Adverse Recommendation Change or an Adverse Recommendation Change Notice;

(iii) if the TFC Board shall approve any Acquisition Proposal or publicly recommend that the holders of TFC Common Stock accept or approve any Acquisition Proposal; or

(iv) if TFC shall have entered into, or publicly announced its intention to enter into, a definitive agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal; or

(v) if the TFC Board fails to publicly reaffirm its recommendation of this Agreement, the Merger or the other transactions contemplated by this Agreement within five business days of a written request by ONB to provide such reaffirmation.

(f) by written notice by ONB to TFC if a quorum could not be convened at the meeting of shareholders of TFC contemplated in Section 5.01 or at a reconvened meeting held at any time prior to or on the Outside Date.

(g) by written notice by TFC to ONB if, and only if both of the following conditions are satisfied at any time during the five-day period commencing on the Determination Date, such termination to be effective on the tenth day following the Determination Date:

(i) The ONB Market Value on the Determination Date is less than $10.85; and

(ii) the number obtained by dividing the ONB Market Value by the Initial ONB Market Value shall be less than the number obtained by dividing (x) the Final Index Price by (y) the Initial Index Price minus 0.20;

subject, however, to the following three sentences. If TFC elects to exercise its termination right pursuant to this Section 8.01(g), it shall give prompt written notice thereof to ONB. During the five business day period commencing with its receipt of such notice, ONB shall have the option to increase the Exchange Ratio to equal the lesser of (x) a quotient, the numerator of which is equal to the product of the Initial ONB Market Value, the Exchange Ratio (as then in effect), and the Index Ratio minus 0.20 and the denominator of which is equal to the ONB Market Value on the Determination Date; or (y) the quotient determined by dividing the Initial ONB Market Value by the ONB Market Value on the Determination Date, and multiplying the quotient by the product of the Exchange Ratio (as then in effect) and 0.80. If within such five business day period, ONB delivers written notice to TFC that it intends to proceed with the Merger by paying such additional consideration as contemplated by the preceding sentence, and notifies TFC of the revised Exchange Ratio, then no termination shall have occurred pursuant to this Section 8.01(g), and this Agreement shall remain in full force and effect in accordance with its terms (except that the Exchange Ratio shall have been so modified). For purposes of clarification, the adjustments to the Exchange Ratio contemplated by Sections 2.02 of this Agreement shall be calculated and applied subsequent to any adjustment to the Exchange Ratio pursuant to this Section 8.01(g).

For purposes of this Section 8.01(g), the following terms shall have the meanings indicated below:

“Determination Date” shall mean the first date on which all Regulatory Approvals (and waivers, if applicable) necessary for consummation of the Merger have been received (disregarding any waiting period).”

“Final Index Price” means the average of the daily closing value of the Index for the five consecutive trading days immediately preceding the Determination Date.”

“Index” means the NASDAQ Bank Index or, if such Index is not available, such substitute or similar Index as substantially replicates the NASDAQ Bank Index.

“Index Ratio” means the Final Index Price divided by the Initial Index Price.

“Initial ONB Market Value” means $13.56, adjusted as indicated in the last sentence of this Section 8.01(g).

“Initial Index Price” means the closing value of the Index on the date of this Agreement.

“ONB Market Value” means, as of any specified date, the average of the daily closing sales prices of a share of ONB Common Stock as reported on the NASDAQ Global Market for the ten (10) consecutive trading days immediately preceding such specified date.

If ONB or any company belonging to the Index declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 8.01(g).

8.02 Effect of Termination.

(a) Subject to the remainder of this Section 8.02, in the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of ONB or TFC and each of their respective directors, officers, employees, advisors, agents, or shareholders and all rights and obligations of any party under this Agreement shall cease, except for the agreements contained in this Section 8.02 and Section 11.11, which shall remain in full force and effect and survive any termination of this Agreement; provided, however, that nothing contained in this Section 8.02(a), except for the fees payable pursuant to subsections (b), (c) or (d), shall relieve any party hereto from liabilities or damages arising out of any fraud or intentional breach by such party of any of its representations, warranties, covenants or other agreements contained in this Agreement.

(b) TFC shall pay to ONB an amount in cash equal to $4,500,000 (the “Termination Fee”) if:

(i) this Agreement is terminated by ONB pursuant to Section 8.01(e); or

(ii) this Agreement is terminated by either party pursuant to Section 8.01(b)(i) as a result of the failure of TFC’s shareholders to approve the Agreement and the Merger by the requisite vote or by ONB pursuant to Section 8.01(f) and, in each case, prior to the date that is twelve months after such termination TFC or any of its Subsidiaries enters into any Acquisition Agreement or any Acquisition Proposal is consummated (regardless of whether such Acquisition Proposal is made or consummated before or after termination of this Agreement), provided, however, that in such case TFC shall only be liable to pay ONB the amount of the Termination Fee less the amount of any ONB Expenses previously paid to ONB pursuant to Section 8.02(d) by TFC; or

(iii) this Agreement is terminated by either TFC or ONB pursuant to Section 8.01(b)(iii) and (A) prior to the date of such termination, an Acquisition Proposal was made, and (B) prior to the date that is twelve months after such termination, TFC or any of its Subsidiaries enters into any Acquisition Agreement or any Acquisition Proposal is consummated.

(c) Any fee due under Section 8.02(b) shall be paid by TFC by wire transfer of same day funds:

(i) in the case of Section 8.02(b)(i), concurrently with such termination; and

(ii) in the case of Section 8.02(b)(ii) or Section 8.02(b)(iii), on the earlier of the date TFC enters into such Acquisition Agreement or consummates such Acquisition Proposal.

(d) In the event that this Agreement is terminated by either party pursuant to Section 8.01(b)(i) as a result of the failure of TFC’s shareholders to approve the Agreement and the Merger by the requisite vote or by ONB pursuant to Section 8.01(f) under circumstances in which the Termination Fee is not then payable pursuant to this Section 8.02, then TFC shall promptly (but in any event within two business days) following receipt of an invoice therefor all of ONB’s actual and reasonably documented out of pocket fees and expenses (including reasonable legal fees and expenses) actually incurred by ONB and its affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement (“ONB Expenses”) as directed by ONB in writing; provided, however, that the existence of circumstances which could require the Termination Fee to become subsequently payable by TFC pursuant to Section 8.02(b)(ii) shall not relieve TFC of its obligations to pay the ONB Expenses pursuant to this Section 8.02(d); and provided, further, that the payment by TFC of ONB Expenses pursuant to this Section 8.02(d) shall not relieve TFC of any subsequent obligation to pay the Termination Fee pursuant to Section 8.02(b) except to the extent indicated in Section 8.02(b)(ii).

(e) In the event that TFC owes the Termination Fee and/or fees and expenses to ONB pursuant Sections 8.02(b), then the payment of such amounts shall be the sole and exclusive remedy for those termination events and shall constitute liquidated damages. TFC acknowledges that the agreements contained in this Section 8.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, ONB would not have entered into this Agreement. Accordingly, if TFC fails promptly to pay the amounts due pursuant to this Section 8.02, and, in order to obtain such payment, ONB commences a suit that results in a judgment against TFC for the amounts set forth in this Section 8.02, TFC shall pay to ONB its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in this Section 8.02 at the national prime rate in effect on the date such payment was required to be made.

ARTICLE IX.

EFFECTIVE TIME OF THE MERGER

Upon the terms and subject to the conditions specified in this Agreement, the Merger shall become effective on the day and at the time (the “Closing Date”) specified in the Articles of Merger of ONB and TFC as filed with the Indiana Secretary of State (the “Effective Time”). Unless otherwise mutually agreed to by the parties hereto, the Effective Time will occur on the last business day of the month following (a) the fulfillment of all conditions precedent to the Merger set forth in Article VII of this Agreement and (b) the expiration of all waiting periods in connection with the bank regulatory applications filed for the approval of the Merger.

ARTICLE X.

CLOSING

10.01 Closing Date and Place. So long as all conditions precedent set forth in Article VII hereof have been satisfied and fulfilled, the closing of the Merger (the “Closing”) will take place at the Effective Time at a location to be reasonably determined by ONB.

10.02 Deliveries.

(a) At the Closing, ONB will deliver to TFC the following:

(i) the officers’ certificate contemplated by Section 7.02(g) hereof;

(ii) copies of all approvals by government regulatory agencies necessary to consummate the Merger;

(iii) copies of the resolutions adopted by the Board of Directors of ONB certified by the Secretary of ONB relative to the approval of this Agreement and the Merger;

(iv) the tax opinion required by Section 7.01(h) hereof; and

(v) such other documents as TFC or its legal counsel may reasonably request.

(b) At the Closing, TFC will deliver to ONB the following:

(i) the officers’ certificate contemplated by Section 7.01(g) hereof;

(ii) copies of the resolutions adopted by the Board of Directors and shareholders of TFC certified by the Secretary of TFC relative to the approval of this Agreement and the Merger;

(iii) the opinion required by Section 7.01(i) hereof;

(iv) the tax opinion required by Section 7.02(h) hereof;

(v) a certification of the TFC Delinquent Loans by an officer of TFC;

(vi) a certification of the TFC Consolidated Shareholders Equity as of the end of the month prior to the Effective Time from TFC’s outside, independent certified public accountants; and

(vii) other documents as ONB or its legal counsel may reasonably request.

ARTICLE XI.

MISCELLANEOUS

11.01 Effective Agreement. This Agreement and the recitals hereof shall be binding upon and inure to the benefit of and be enforceable by the respective parties hereto and their respective successors and assigns;

provided, however, that neither this Agreement nor any of the rights, interests or obligations of the respective parties hereto under this Agreement may be assigned by any party hereto without the prior written consent of the other parties hereto. The representations, warranties, covenants and agreements contained in this Agreement, as well as the documents and instruments referred to herein, are for the sole benefit of the parties hereto and their successors and assigns, and they will not be construed as conferring any rights on any other Persons, except for Sections 1.01(b) and 11.08 hereof, other than the right of TFC, on behalf of its shareholders, to pursue damages in the event of fraud or an intentional breach of this Agreement as provided in Section 8.02(a) hereof.

11.02 Waiver; Amendment.

(a) The parties hereto may by an instrument in writing: (i) extend the time for the performance of or otherwise amend any of the covenants, conditions or agreements of the other parties under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other parties contained in this Agreement or in any document delivered pursuant hereto or thereto; (iii) waive the performance by the other parties of any of the covenants or agreements to be performed by it or them under this Agreement; or (iv) waive the satisfaction or fulfillment of any condition, the nonsatisfaction or nonfulfillment of which is a condition to the right of the party so waiving to consummate the Merger. The waiver by any party hereto of a breach of or noncompliance with any provision of this Agreement will not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder.

(b) This Agreement may be amended, modified or supplemented only by a written agreement executed by the parties hereto.

11.03 Notices. All notices, requests and other communications hereunder will be in writing (which will include telecopier communication) and will be deemed to have been duly given if delivered by hand and receipted for, delivered by certified United States Mail, return receipt requested, first class postage pre-paid, delivered by overnight express receipted delivery service or telecopied if confirmed immediately thereafter by also mailing a copy of such notice, request or other communication by certified United States Mail, return receipt requested, with first class postage pre-paid as follows:

If to ONB:	with a copy to (which will not constitute notice):

Old National Bancorp One Main Street Evansville, Indiana 47708 ATTN: Jeffrey L. Knight, Executive Vice President, Corporate Secretary and Chief Legal Counsel Fax: (812) 468-0399	Krieg DeVault LLP One Indiana Square Suite 2800 Indianapolis, Indiana 46204 ATTN: Michael J. Messaglia Fax: (317) 636-1507

If to TFC:	with a copy to (which will not constitute notice):

Tower Financial Corporation 116 East Berry Street Fort Wayne, Indiana 46802 ATTN: Michael D. Cahill Fax: (260) 427-7180	Barrett & McNagny, LLP 215 East Berry Street Fort Wayne, Indiana 46802 ATTN: Robert S. Walters Samuel J. Talarico, Jr. Fax: (260) 423-8920

or such substituted address or Person as any of them have given to the other in writing. All such notices, requests or other communications shall be effective: (a) if delivered by hand, when delivered; (b) if mailed in the manner provided herein, five (5) business days after deposit with the United States Postal Service; (c) if delivered by overnight express delivery service, on the next business day after deposit with such service; and (d) if by telecopier, on the next business day if also confirmed by mail in the manner provided herein.

11.04 Headings. The headings in this Agreement have been inserted solely for ease of reference and should not be considered in the interpretation or construction of this Agreement.

11.05 Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

11.06 Counterparts; Facsimile. This Agreement may be executed in any number of counterparts and by facsimile, each of which will be an original, but such counterparts shall together constitute one and the same instrument.

11.07 Governing Law; Enforcement; Specific Performance; Jury Trial. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana and applicable federal laws, without regard to principles of conflicts of law. The parties hereto hereby agree that all claims, actions, suits and proceedings between the parties hereto relating to this Agreement shall be filed, tried and litigated only in the Circuit or Superior Courts of Marion County, Indiana or the United States District Court for the Southern Division. In connection with the foregoing, the parties hereto consent to the jurisdiction and venue of such courts and expressly waive any claims or defenses of lack of personal jurisdiction of or proper venue by such courts. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court identified above, this being in addition to any other remedy to which they are entitled at law or in equity. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY, IN ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT OR THE TRANSACTION AGREEMENTS.

11.08 Indemnification.

(a) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of TFC and its Subsidiaries as provided in its charters or by-laws and any existing indemnification agreements or arrangements of TFC described in the TFC Disclosure Schedule, shall survive the Merger and shall continue in full force and effect in accordance with their terms to the extent permitted by law, and shall not be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring or alleged to occur at or prior to the Effective Time.

(b) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of TFC (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of TFC or its predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best reasonable efforts to defend against and respond thereto.

(c) ONB shall cause any successor, whether by consolidation, merger or transfer of substantially all of its properties or assets, to comply with its obligations under this Article. The provisions of this Article shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and other Person named herein and his or her heirs and representatives.

11.09 Entire Agreement. This Agreement and the Exhibits hereto supersede all other prior or contemporaneous understandings, commitments, representations, negotiations or agreements, whether oral or written, among the parties hereto relating to the Merger or matters contemplated herein and constitute the entire agreement between the parties hereto, except as otherwise provided herein and except for the Confidentiality Agreement dated May 16, 2013, by and between TFC and ONB (the “Confidentiality Agreement”). Upon the execution of this Agreement by all the parties hereto, any and all other prior writings of either party relating to the Merger, will terminate and will be rendered of no further force or effect. The parties hereto agree that each party and its counsel reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party will not be employed in the interpretation of this Agreement or any amendments or exhibits hereto.

11.10 Survival of Representations, Warranties or Covenants. Except as set forth in the following sentence, none of the representations, warranties or covenants of the parties will survive the Effective Time or the earlier termination of this Agreement, and thereafter ONB, TFC and all the respective directors, officers and employees of ONB and TFC will have no further liability with respect thereto. The covenants contained in Section 8.02 shall survive termination of this Agreement. The covenants contained in Sections 1.01(b) and 11.08 shall survive the Effective Time.

11.11 Expenses. Except as provided elsewhere in this Agreement, each party to this Agreement shall pay its own expenses incidental to the Merger contemplated hereby.

11.12 Certain References. Whenever in this Agreement a singular word is used, it also will include the plural wherever required by the context and vice-versa, and the masculine or neuter gender shall include the masculine, feminine and neuter genders. Except expressly stated otherwise, all references in this Agreement to periods of days shall be construed to refer to calendar, not business, days. The term “business day” will mean any day except Saturday and Sunday when Old National Bank, in Evansville, Indiana, is open for the transaction of business.

11.13 Disclosure Schedules. The mere inclusion of an item in a party’s Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by such party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect. Further, while each party will use commercially reasonable efforts to specifically reference each Section of this Agreement under which such disclosure is made pursuant to such party’s Disclosure Schedule, any information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section of this Agreement in such party’s Disclosure Schedule unless it is reasonably apparent the disclosed information relates to another Section or Sections of this Agreement notwithstanding the absence of a specific cross-reference.

[Signature Page Follows]

IN WITNESS WHEREOF, ONB and TFC have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed, attested in counterparts and delivered by their duly authorized officers.

OLD NATIONAL BANCORP

By:	/s/ Robert G. Jones
Robert G. Jones, President and Chief Executive Officer

TOWER FINANCIAL CORPORATION

By:	/s/ Michael D. Cahill
Michael D. Cahill, President and Chief Executive Officer

Annex B

September 9, 2013

The Board of Directors

Tower Financial Corporation

116 East Berry Street

Fort Wayne, IN 46802

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to Tower Financial Corporation (“Tower”) of the per share Merger Consideration (as defined below) in the proposed merger (the “Merger”) of Tower with and into Old National Bancorp (“Old National”). The terms of the Merger are set forth in the draft Agreement and Plan of Merger, dated as of September 6, 2013 (the most recent draft made available to us), between Tower and Old National (the “Agreement”). Pursuant to the terms of the Agreement, each outstanding share of common stock, no par value per share, of Tower not owned by Tower or Old National (other than shares owned in a fiduciary or agency capacity or as a result of debts previously contracted) shall be converted into the right to receive (a) $6.75 per share in cash (the “Cash Consideration”); and (b) 1.2 shares of common stock, no par value per share, of Old National, (the “Stock Consideration”) and collectively with the Cash Consideration, the “Merger Consideration”, subject to terms as more fully described in the Agreement.

KBW has acted as financial advisor to Tower and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, Tower and Old National, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Tower and Old National for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to Tower. We have acted exclusively for the Board of Directors of Tower in rendering this fairness opinion and will receive a fee from Tower for our services. A portion

Keefe, Bruyette & Woods, Inc. — 501 North Broadway, St. Louis, MO 63102

of our fee is contingent upon the successful completion of the Merger. In addition, Tower has agreed to indemnify us for certain liabilities arising out of our engagement.

In the past two years, we have not provided investment banking and financial advisory services to Tower or Old National. We may in the future provide investment banking and financial advisory services to Old National and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Tower and Old National and the Merger, including among other things, the following: (i) a draft of the Agreement dated September 6, 2013 (the most recent draft made available to us); (ii) the Annual Report to Shareholders for the year ended December 31, 2012 and Annual Reports on Form 10-K for the three years ended December 31, 2012 of Tower; (iii) the Annual Reports to Shareholders and Annual Reports on Form 10-K for the three years ended December 31, 2012 of Old National; (iv) certain interim reports to shareholders and the Quarterly Reports on Form 10-Q for the three months ended March 31, 2013 and the three months ended June 30, 2013 of Tower and Old National, and certain other communications from Tower and Old National to their respective shareholders; and (v) other financial information concerning the businesses and operations of Tower and Old National furnished to us by Tower and Old National for purposes of our analysis. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of Tower and Old National; (ii) the assets and liabilities of Tower and Old National; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information for Tower and Old National with similar information for certain other companies the securities of which are publicly traded. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also held discussions with senior management of Tower regarding the past and current business operations, regulatory relations, financial condition and future prospects of the Company and such other matters as we have deemed relevant to our inquiry.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of Tower and Old National as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor, including but not limited to any potential cost savings and operating synergies) prepared by and provided to us by management of Tower and Old National, and we have assumed, at the direction of Tower and Old National that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements and that they provide a reasonable basis upon which we could form our opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. We have relied on this projected information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy of completeness thereof.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Tower or Old National since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent that the aggregate allowances for loan and lease losses for Tower and Old National are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities of Tower or Old National, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of Tower or Old National under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility or liability for their accuracy.

We have assumed that, in all respects material to our analyses, the following: (i) the Merger will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which will not differ in any respect material to our analyses from the draft reviewed) with no additional payments or adjustments to the per share Merger Consideration; (ii) the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) all conditions to the completion of the Merger will be satisfied without any waivers or modifications to the Agreement; and (v) in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Merger, including the cost savings, revenue enhancements and related expenses expected to result from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further assumed that Tower has relied upon the advice of its counsel, independent accountants and other advisors (other than KBW) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Tower, the Merger and the Agreement.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the per share Merger Consideration in the Merger to Tower. We express no view or opinion as to any terms or other aspects of the Merger, including without limitation, the form or structure of the Merger, any consequences of the Merger on Tower, its shareholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of Tower to engage in the Merger or enter into the Agreement, (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Tower or the Tower board of directors, (iii) the fairness of the amount or nature of any compensation to any of Tower’s officers directors or employees, or any class of such persons, relative to the compensation to the public shareholders of Tower, (iv) the effect of the Merger on, or the fairness of the consideration to be received by, holders of any class of securities of Tower or any other party to any transaction contemplated by the Agreement, (v) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement, or (vi) any legal, regulatory, accounting, tax or similar matters relating to Tower, Old National, their respective shareholders, or relating to or arising out of the Merger, including whether or not the Merger would qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is solely for the information of, and directed to, the Tower board of directors for its information and assistance in connection with its consideration of the financial terms of the Merger and is not to be relied upon by any shareholder of Tower or Old National or any other person or entity. This opinion does not constitute a recommendation to the Tower board of directors as to how it should vote on the Merger or to any shareholder of Tower or Old National as to how any such shareholder should vote at any shareholders’ meeting at which the Merger is considered, or whether or not any shareholder of Tower or Old National should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such shareholder. In addition, this opinion does not in any manner address the prices at which the Old National common stock will trade following the announcement or consummation of the Merger.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority. This opinion may not be published or otherwise used or referred to, nor shall any public reference to KBW be made, without our prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the per share Merger Consideration in the Merger is fair, from a financial point of view, to Tower.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

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